Filed pursuant to Rule 424(b)(3)
Registration No. 333-223036

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear SCANA Shareholders:

The board of directors of SCANA Corporation, which we refer to as SCANA, has adopted an Agreement and Plan of Merger, which we refer to as the merger agreement, dated as of January 2, 2018, by and among Dominion Energy, Inc., which we refer to as Dominion Energy, Sedona Corp., a wholly owned subsidiary of Dominion Energy, which we refer to as Merger Sub, and SCANA.

Pursuant to the merger agreement, Merger Sub will merge with and into SCANA, which we refer to as the merger, with SCANA surviving the merger as a wholly owned subsidiary of Dominion Energy. In the merger, holders of SCANA common stock, whom we refer to as SCANA shareholders, will have the right to receive 0.6690 of a share of Dominion Energy common stock for each share of SCANA common stock held at the time of the merger, which we refer to as the merger consideration, with cash to be paid in lieu of the issuance of any fractional share of Dominion Energy common stock. The value of the merger consideration to be received in exchange for each share of SCANA common stock will fluctuate with the market value of Dominion Energy common stock. The transaction structure contemplates that the receipt of shares of Dominion Energy common stock will be tax deferred for SCANA shareholders.

SCANA shareholders are encouraged to read this entire proxy statement/prospectus carefully, including:

•	the “Questions and Answers About the Merger and the Special Meeting” section beginning on page iv;

•	the “Risk Factors” section beginning on page 17; and

•	the “The Merger—SCANA’s Reasons for the Merger; Recommendation of the SCANA Board” section beginning on page 43.

SCANA will hold a special meeting of shareholders to consider the merger, which we refer to as the special meeting. Based on the number of shares of SCANA common stock outstanding on May 31, 2018, the record date for the special meeting, Dominion Energy expects to issue approximately 95,611,418 shares of Dominion Energy common stock to the SCANA shareholders. As a result, upon the completion of the merger, former SCANA shareholders will own approximately 12 to 13% of the issued and outstanding shares of Dominion Energy common stock. SCANA common stock is listed on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “SCG” and Dominion Energy common stock is listed on the NYSE under the symbol “D.”

We cannot complete the merger unless the SCANA shareholders approve the proposal related to the merger and, therefore, your vote is very important. Whether or not you expect to attend the special meeting in person, please vote your shares as promptly as possible by (i) accessing the Internet website specified on your proxy card, (ii) calling the toll-free number specified on your proxy card or (iii) signing all proxy cards that you receive from us and returning them in the postage-paid envelopes provided, so that your shares of SCANA common stock may be represented and voted at the special meeting. You may change or revoke your proxy before the vote at the special meeting by following the procedures outlined in this proxy statement/prospectus.

We look forward to the successful completion of the merger.

Sincerely,

Jimmy E. Addison

Chief Executive Officer

SCANA Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated June 8, 2018, and is first being mailed to SCANA shareholders on or about June 15, 2018.

SCANA CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 31, 2018

NOTICE IS HEREBY GIVEN that SCANA Corporation, a South Carolina corporation, which we refer to as SCANA, will hold a special meeting, which we refer to as the special meeting, of the shareholders of SCANA, whom we refer to as SCANA shareholders, on July 31, 2018, at 9:00 a.m., Eastern Daylight Time, at the Columbia Conference Center, 169 Laurelhurst Avenue, Columbia, South Carolina 29210. Registration will begin at 8:30 a.m.

The SCANA shareholders are being asked to consider and vote on the proposals listed below at the special meeting or any adjournment or postponement of the special meeting:

1.	the proposal to approve the Agreement and Plan of Merger, dated as of January 2, 2018, by and among Dominion Energy, Inc., a Virginia corporation, which we refer to as Dominion Energy, Sedona Corp., a South Carolina corporation and a wholly owned subsidiary of Dominion Energy, which we refer to as Merger Sub, and SCANA, as such agreement may be amended from time to time, which we refer to as the merger agreement, pursuant to which Merger Sub will be merged with and into SCANA, with SCANA surviving the merger as a wholly owned subsidiary of Dominion Energy, and each outstanding share of the common stock of SCANA, no par value, which we refer to as SCANA common stock, will be converted into the right to receive 0.6690 of a share of the common stock of Dominion Energy, no par value, which we refer to as Dominion Energy common stock, with cash paid in lieu of fractional shares, which we refer to as the merger proposal;

2.	the proposal to approve, on a non-binding advisory basis, the compensation to be paid to SCANA’s named executive officers that is based on or otherwise relates to the merger, which we refer to as the merger-related compensation proposal; and

3.	the proposal to adjourn the special meeting, if necessary or appropriate in the view of the board of directors of SCANA, which we refer to as the SCANA board, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of the special meeting to approve the merger proposal, which we refer to as the adjournment proposal.

Approval of the merger proposal by SCANA shareholders is required to complete the merger. Approval of the merger-related compensation proposal and the adjournment proposal are not required to complete the merger.

The SCANA board has unanimously adopted the merger agreement and approved the transactions contemplated thereby, including the merger, and recommends that you vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal. Only SCANA shareholders of record at the close of business on May 31, 2018, are entitled to notice of and to vote at the special meeting.

You may vote your shares of SCANA common stock over the Internet at proxy.georgeson.com, by calling toll-free 1-877-456-7915, by completing and mailing the enclosed proxy card, or in-person at the special meeting. We request that you vote in advance whether or not you plan to attend the special meeting.

If you do not vote on the merger proposal, it will have the same effect as a vote by you against the merger proposal (unless your shares are held through the SCANA Corporation 401(k) Retirement Savings Plan, as described on page xi of the accompanying proxy statement/prospectus).

You may revoke your proxy prior to the vote at the special meeting by following the procedures outlined in this proxy statement/prospectus.

Sincerely,

Gina Champion

Vice President, Corporate Secretary and

Deputy General Counsel

June 8, 2018

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Dominion Energy and SCANA from other documents that Dominion Energy and SCANA have each filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and through the SEC’s website at www.sec.gov.

This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at:

SCANA Corporation	Dominion Energy, Inc.
220 Operation Way, Mail Code C103	120 Tredegar Street
Cayce, South Carolina 29033	Richmond, Virginia 23219
(803) 217-6916	Corporate.Secretary@dominionenergy.com
Attn: Investor Relations	Attn: Corporate Secretary

The firm assisting SCANA with the solicitation of proxies:

Georgeson LLC

1290 Avenue of the Americas, 9th floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free: 1-866-482-4943

Via Email: scana@georgeson.com

Investors may also consult SCANA’s or Dominion Energy’s website for more information concerning the merger and other related transactions described in this proxy statement/prospectus. SCANA’s website is www.scana.com. Dominion Energy’s website is www.dominionenergy.com. Each company’s filings with the SEC are also available at www.sec.gov. Information contained on SCANA’s and Dominion Energy’s respective websites is not incorporated by reference into, and does not constitute part of, this proxy statement/prospectus. The references to SCANA’s and Dominion Energy’s respective websites are intended to be inactive textual references only.

If you would like to request documents, please do so by July 24, 2018 in order to receive them before the special meeting.

For more information, see the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Dominion Energy (File No. 333-223036), constitutes a prospectus of Dominion Energy under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Dominion Energy common stock to be issued to SCANA shareholders pursuant to the merger agreement. This document also constitutes a proxy statement of SCANA under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to the special meeting at which SCANA shareholders will be asked to vote upon and approve the merger proposal, the non-binding merger-related compensation proposal and the adjournment proposal. It also constitutes a notice of meeting with respect to the special meeting.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated June 8, 2018. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than, in the case of this proxy statement/prospectus, the date on the front cover of this proxy statement/prospectus and, in the case of information incorporated by reference, the respective dates of such referenced documents. Neither the mailing of this proxy statement/prospectus to SCANA shareholders nor the issuance by Dominion Energy of shares of Dominion Energy common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which, or from any person to whom, it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Dominion Energy has been provided by Dominion Energy and information contained in this proxy statement/prospectus regarding SCANA has been provided by SCANA.

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(continued)

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some questions that you, as a SCANA shareholder, may have regarding the merger, the merger agreement and the special meeting. Dominion Energy and SCANA urge you to read carefully the remainder of this proxy statement/prospectus because these questions and answers may not address all questions or provide all information that might be important to you with respect to the merger, the merger agreement and the matters being considered at the special meeting. Additional important information is also contained in the annexes and the documents incorporated by reference into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus. For your convenience, these questions and answers have been divided into questions and answers about the merger and questions and answers about the special meeting.

Questions and Answers About the Merger

Q:	What is the merger?

A:	SCANA, Dominion Energy and Merger Sub have entered into the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The merger agreement contains the terms and conditions of the merger, in which Merger Sub will merge with and into SCANA, with SCANA surviving the merger as a wholly owned subsidiary of Dominion Energy, which we refer to as the surviving corporation.

Q:	Why am I receiving this proxy statement/prospectus and proxy or voting instruction card?

A:	SCANA is sending these materials to the SCANA shareholders to help them decide how to vote their shares of SCANA common stock with respect to the merger and other matters to be considered at the special meeting. SCANA is holding the special meeting to ask its shareholders to consider and vote upon the merger proposal. The merger cannot be completed unless SCANA shareholders approve the merger proposal. At the special meeting, SCANA shareholders will also be asked to consider and vote upon (i) the merger-related compensation proposal, on a non-binding, advisory basis and (ii) the adjournment proposal, if necessary or appropriate in the view of the SCANA board.

This proxy statement/prospectus includes important information about the merger, the merger agreement and the special meeting. SCANA shareholders should read this information carefully and in its entirety. The enclosed voting materials allow SCANA shareholders to vote their shares without attending the special meeting in person.

Your vote is very important. We encourage you to vote as soon as possible.

This proxy statement/prospectus constitutes both a proxy statement of SCANA and a prospectus of Dominion Energy. It is a proxy statement of SCANA because the SCANA board is soliciting proxies from the SCANA shareholders. It is a prospectus of Dominion Energy because Dominion Energy will issue shares of Dominion Energy common stock in exchange for outstanding shares of SCANA common stock in the merger.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, you will have the right to receive the merger consideration (0.6690 of a share of Dominion Energy common stock for each share of SCANA common stock that you own at the time of the merger). No fractional shares of Dominion Energy common stock will be issued in the merger; instead, if you otherwise would be owed a fraction of a share of Dominion Energy common stock, you will receive the value of that fraction of a share in cash, without interest and rounded to the nearest cent, where value is based on a formula that takes into account the volume-weighted average price of Dominion Energy common stock for the ten consecutive trading day period ending on and including the second trading day prior to the time of the closing of the merger. For example, if you own 100 shares of SCANA common stock, in exchange for your shares of Dominion Energy common stock, you will receive 66 shares of Dominion Energy common stock, plus an amount of cash equivalent to the value of 0.90 of a share of Dominion Energy common stock. See the section entitled “The Merger Agreement—Effects of the Merger” beginning on page 88 of this proxy statement/prospectus.

Q:	Will my shares of Dominion Energy common stock acquired in the merger receive a dividend?

A:	After the closing of the merger, as a holder of Dominion Energy common stock, you will receive the same dividends on shares of Dominion Energy common stock that all other holders of Dominion Energy common stock will receive with respect to any dividend record date that occurs after the effective time of the merger (as defined below).

Former SCANA shareholders who hold SCANA share certificates will not be entitled to be paid dividends otherwise payable on the shares of Dominion Energy common stock into which their shares of SCANA common stock are exchangeable until they surrender their SCANA share certificates according to the instructions provided to them. Dividends will be accrued for these shareholders and they will receive the accrued dividends when they surrender their SCANA share certificates. Dominion Energy most recently paid a quarterly dividend on March 20, 2018 in an amount equal to $0.835 per share of Dominion Energy common stock. On May 9, 2018, the Dominion Energy board declared a quarterly dividend of $0.835 per share payable on June 20, 2018 to Dominion Energy shareholders of record on June 1, 2018. See the section entitled “Comparative Stock Prices and Dividends” beginning on page 15 of this proxy statement/prospectus.

All future Dominion Energy dividends will remain subject to approval by the board of directors of Dominion Energy, which we refer to as the Dominion Energy board.

Q:	What will holders of SCANA equity compensation awards receive in the merger?

A:	At the effective time of the merger (as defined below), each performance share award in respect of SCANA common stock, which we refer to as a performance share award, and restricted stock unit in respect of SCANA common stock, which we refer to as a restricted stock unit, granted under SCANA’s 2015 Long-Term Equity Compensation Plan, 2000 Long-Term Equity Compensation Plan, or Director Compensation and Deferral Plan, as applicable, which we collectively refer to as the SCANA equity award plans, will fully vest (at the target level of performance in the case of the performance share awards) and will be cancelled and converted automatically into the right to receive an amount in cash, without interest, based on a formula that takes into account the volume-weighted average price of Dominion Energy common stock for the ten consecutive trading day period ending on and including the second trading day prior to the closing of the merger for each share of SCANA common stock underlying such performance share award or restricted stock unit, as applicable.

At the effective time of the merger each deferred unit in respect of SCANA common stock, which we refer to as a deferred unit, credited or deemed credited to the SCANA stock ledger under SCANA’s Director Compensation and Deferral Plan or Executive Deferred Compensation Plan shall be converted automatically into a number of deferred unit(s) in respect of Dominion Energy common stock under such plans (which will be assumed by Dominion Energy) equal to the product of (x) such deferred unit multiplied by (y) the merger consideration, to be payable pursuant to the terms of the applicable plan.

For additional information regarding the SCANA equity compensation awards, see the section entitled “The Merger—Interests of SCANA’s Directors and Executive Officers in the Merger—Equity Compensation” beginning on page 75 of this proxy statement/prospectus.

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Q:	Do any of SCANA’s directors or executive officers have interests in the merger that may differ from or be in addition to my interests as a SCANA shareholder?

A:	In considering the recommendation of the SCANA board with respect to the merger proposal, you should be aware that SCANA’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the SCANA shareholders generally. The SCANA board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the SCANA shareholders approve the merger agreement. For additional information on the interests of SCANA’s directors and executive officers in the merger, see the section entitled “The Merger—Interests of SCANA’s Directors and Executive Officers in the Merger” beginning on page 75 of this proxy statement/prospectus and “Non-Binding Advisory Vote on Named Executive Officer Merger-Related Compensation” beginning on page 114 of this proxy statement/prospectus.

Q:	Why am I being asked to consider and vote on the merger-related compensation proposal?

A:	Under SEC rules, we are required to conduct a non-binding advisory vote of shareholders regarding the compensation that may be paid or become payable to our named executive officers in connection with the completion of the merger.

Q:	What will happen if the SCANA shareholders do not approve the merger-related compensation proposal?

A:	Approval of the merger-related compensation proposal is not a condition to completion of the merger. The merger-related compensation vote is advisory and will not be binding. Therefore, if the merger proposal is approved by the SCANA shareholders and the merger is completed, the compensation that is the subject of the merger-related compensation proposal, which includes amounts we are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

Q:	If I do not favor the approval of the merger agreement, do I have appraisal or dissenters’ rights?

A:	No. Because SCANA common stock is listed on the NYSE as of the record date of the special meeting, holders of SCANA common stock are not entitled to exercise appraisal or dissenters’ rights under Section 33-13-102(B) of the South Carolina Business Corporation Act, which we refer to as the SCBCA, in connection with the merger. SCANA shareholders may vote against the merger proposal if they are not in favor of the approval of the merger agreement. For additional information on appraisal or dissenters’ rights, see the section entitled “The Merger—No Dissenters’ Rights” beginning on page 68 of this proxy statement/prospectus.

Q:	What are the U.S. federal income tax consequences of the merger to SCANA shareholders?

A:	The merger is intended to be tax deferred to SCANA shareholders, provided it qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. The holders of SCANA common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of SCANA common stock for shares of Dominion Energy common stock in the merger, except with respect to any cash received in lieu of fractional shares of Dominion Energy common stock.

You should read the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 66 of this proxy statement/prospectus for a more complete discussion of the U. S. federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	What will happen to SCANA as a result of the merger?

A:	If the merger is completed, Merger Sub will be merged with and into SCANA, with SCANA continuing as the surviving corporation and a wholly owned subsidiary of Dominion Energy.

SCANA will no longer be a public company, and its shares will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded. SCANA shareholders of record at the effective time of the merger (as defined below) will be entitled to receive the merger consideration.

Q:	What equity stake will SCANA shareholders hold in Dominion Energy immediately following the merger?

A:	We estimate that upon the closing of the merger, holders of SCANA common stock will hold, in the aggregate, approximately 12 to 13% of the issued and outstanding shares of Dominion Energy common stock, after giving effect to the expected issuance of Dominion Energy common stock in settlement of the forward sale agreements entered into by Dominion Energy in March 2018.

Q:	When do you expect the merger to be completed?

A:	We are targeting closing the merger near year-end 2018; however, the merger is subject to various regulatory approvals and other conditions set forth in the merger agreement and described elsewhere in this proxy statement/prospectus and it is possible that factors outside the control of SCANA and Dominion Energy could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the special meeting and the completion of the merger. We intend to complete the merger as soon as reasonably practicable following the receipt of all required approvals and the satisfaction or waiver of the other conditions.

Q:	What are the conditions to the completion of the merger?

A:	In addition to the approval of the merger agreement by SCANA shareholders as described above, closing of the merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of a number of other conditions, including compliance with applicable federal and state regulatory filing and approval requirements under the terms of the merger agreement, including under the Hart-Scott-Rodino Act, which we refer to as the HSR Act, and from the Nuclear Regulatory Commission, which we refer to as the NRC, and the Federal Energy Regulatory Commission, which we refer to as FERC, as well as from the Public Service Commission of South Carolina, the North Carolina Utilities Commission and the Georgia Public Service Commission, which we refer to as SCPSC, NCUC and GPSC, respectively. Other conditions include that, since the date of the merger agreement, there have been no substantive changes in any applicable law or order with respect to the South Carolina Base Load Review Act of 2007, as amended, which we refer to as the BLRA, or other South Carolina public utility laws that have or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries, and that no governmental entity of competent jurisdiction shall have entered any order or enacted any change in law that imposes any condition that would reasonably be expected to result in any material change to the proposed terms, conditions or undertakings of the SCPSC petition (as defined in the section entitled “Summary—Conditions to Completion of the Merger” beginning on page 4 of this proxy statement/prospectus) or any significant change to the economic value of the proposed terms of the SCPSC petition, in each case as reasonably determined by Dominion Energy in good faith. Further conditions to closing include (1) that the SCPSC approve the SCPSC petition (other than the request for the SCPSC to make the SCPSC merger determination (as defined below)), unless otherwise consented to by Dominion Energy in its sole discretion, without any material change to the terms, conditions or undertakings of the cost recovery plan (as defined below) or any significant change to the economic value of the cost recovery plan, in each case as reasonably determined by Dominion Energy in good faith, and (2) that the SCPSC approve the merger with no material changes to the terms of the merger or make a finding that the merger is in the public interest or make a finding that there is an absence of harm to South Carolina rate payers as a result of the merger. We refer to the condition in clause (2) as the SCPSC merger determination.

For a more complete summary of these conditions and additional conditions that must be satisfied or waived prior to the closing of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 92 of this proxy statement/prospectus.

Q:	What happens if I sell my shares of SCANA common stock before the special meeting?

A:	The record date for SCANA shareholders entitled to vote at the special meeting is May 31, 2018, which is earlier than the date of the special meeting. If you sell or otherwise transfer your shares of SCANA common stock after the record date but before the special meeting, you will retain your right to vote such shares at the special meeting but will otherwise transfer ownership of your shares of SCANA common stock, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies us in writing of such special arrangements.

Q:	What happens if I sell or otherwise transfer my shares of SCANA common stock before the completion of the merger?

A:	Only holders of shares of SCANA common stock at the time the articles of merger have been filed with the South Carolina Secretary of State (unless the parties agree in writing to a later time for the completion of the merger and specify such time in the articles of merger), which we refer to as the effective time of the merger, will become entitled to receive the merger consideration. If you sell your shares of SCANA common stock prior to the completion of the merger, you will not be entitled to receive the merger consideration upon completion of the merger.

Q:	What happens if the merger is not completed?

A:	Under the terms of the merger agreement, if the conditions to the merger are not satisfied or waived by January 2, 2019, which we refer to as the termination date (which will automatically be extended to April 2, 2019 if on the termination date certain required regulatory approvals have not been obtained), then either SCANA or Dominion Energy may terminate the merger agreement, subject to certain restrictions. The merger agreement can also be terminated under other circumstances specified under the merger agreement See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 103 of this proxy statement/prospectus. Under specified circumstances, SCANA may be required to pay to Dominion Energy, or be entitled to receive from Dominion Energy, a fee with respect to the termination of the merger agreement. See the section entitled “The Merger Agreement—Termination Fees” beginning on page 104 of this proxy statement/prospectus.

We cannot complete the merger unless the SCANA shareholders approve the merger proposal. If the merger agreement is not approved by SCANA shareholders or if the merger is not completed for any other reason, SCANA will remain an independent company, the SCANA shareholders will not receive any merger consideration for their shares of SCANA common stock in connection with the merger, and the shares of SCANA common stock will remain outstanding and will continue to be listed and traded on the NYSE.

Questions and Answers Regarding the Special Meeting and Voting

Q:	When and where will the special meeting be held?

A:	The special meeting will be held at 9:00 a.m., Eastern Daylight Time on July 31, 2018 at the Columbia Conference Center, 169 Laurelhurst Avenue, Columbia, South Carolina 29210. Registration will begin at 8:30 a.m.

Q:	What matters will be voted on at the special meeting?

A:	You will be asked to consider and vote on the following proposals:

•	the merger proposal;

•	the merger-related compensation proposal; and

•	the adjournment proposal, if necessary and appropriate in the view of the SCANA board.

SCANA will transact no other business at the special meeting or any adjournment or postponement thereof.

Q:	What vote is required for approval of the proposals?

A: •	Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of SCANA common stock;

•	The merger-related compensation proposal will be approved if more votes are cast in favor of the proposal than against the proposal (the outcome of the merger-related compensation proposal will not be binding on SCANA or the SCANA board or the compensation committee of the SCANA board); and

•	The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal.

Q:	How does the SCANA board recommend that I vote on the proposals?

A:	The SCANA board recommends that the SCANA shareholders vote (i) “FOR” the merger proposal, (ii) “FOR” the merger-related compensation proposal and (iii) “FOR” the adjournment proposal.

Q:	Who is entitled to vote at the special meeting?

A:	All holders of SCANA common stock as of the close of business on May 31, 2018, the record date for the special meeting, are entitled to vote at the special meeting, unless a new record date is fixed for any adjournment or postponement of the special meeting.

Q:	What are the quorum requirements?

A:	A quorum requires the presence, in person or by proxy, of the holders of a majority of the shares of SCANA common stock outstanding and entitled to vote. A quorum is needed to conduct the votes on the merger proposal and the merger-related compensation proposal. Abstentions, if any, will be counted as present and entitled to vote for purposes of determining the presence or absence of a quorum.

Q:	How can I attend the special meeting in person?

A:	An admission ticket or proof of share ownership as of the record date is required to attend the special meeting in person. If you plan to use the admission ticket, please remember to detach the admission ticket from your proxy card before mailing your proxy card. If you forget to bring the admission ticket, you will be admitted to the special meeting only if you are listed as a shareholder of record as of the record date and you bring proof of identification. If you hold your shares through a broker, bank or other nominee, you must provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker, bank or other nominee or a brokerage statement showing your share ownership as of the record date. If you are a SCANA shareholder of record and your shares are owned jointly and you need an additional admission ticket, you should contact the SCANA Corporate Secretary, SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, or call 803-217-7568.

Q:	How do I vote?

A:

If you are a SCANA shareholder of record as of the record date for the special meeting, whether or not you plan to attend the special meeting, you may vote by submitting a proxy via the Internet, touchtone telephone or mail before the special meeting, or you may vote in person at the special meeting. To ensure your shares are represented at the special meeting, you may submit your proxy by:

•	accessing proxy.georgeson.com (this Internet website is specified on your proxy card);

•	calling 1-877-456-7915 (this toll-free number is specified on your proxy card); or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold shares of SCANA common stock through a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee to ensure that your shares are represented at the special meeting.

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of SCANA common stock that you owned as of the record date. As of the close of business on May 31, 2018, there were 142,916,917 outstanding shares of SCANA common stock.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	You are strongly encouraged to vote. It is important that your views be represented no matter how many shares you own. Your failure to vote, or failure to instruct your broker, bank or other nominee to vote, or your abstention from voting, will have the same effect as a vote against the merger proposal (unless your shares are held through the SCANA Corporation 401(k) Retirement Savings Plan, as described on page xi of this proxy statement/prospectus), but will not be counted as a vote “for” or “against” the merger-related compensation proposal or the adjournment proposal.

Q:	Who is SCANA’s transfer agent?

A:	Equiniti Trust Company, which we refer to as EQ.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	If your shares of SCANA common stock are registered directly in your name with SCANA’s transfer agent, you are considered the shareholder of record with respect to those shares and you can attend the special meeting and vote in person. You can also vote your shares by proxy without attending the special meeting in any of the ways specified in the section entitled “The Special Meeting—Voting by Proxy” beginning on page 32 of this proxy statement/prospectus.

If your shares of SCANA common stock are held by a brokerage firm, trustee, bank, other financial intermediary or nominee, referred to as an intermediary, you are considered the beneficial owner of shares held in “street name,” and the intermediary is considered the shareholder of record with respect to those shares.

Q:	How do I vote my shares of SCANA common stock if my shares are held in “street name” by my broker, bank or other nominee?

A:	If your shares of SCANA common stock are held in “street name” (that is, through a broker, bank or other nominee), you will receive a voting instruction card or other information from your broker, bank or other nominee seeking instruction from you as to how your shares should be voted, and, to vote your shares, you must provide your broker, bank or other nominee with instructions on how to vote them. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to SCANA or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

x

Q:	If my shares of SCANA common stock are held in “street name,” what will happen if I do not instruct my broker, bank or other nominee on how to vote?

A:	If you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes will have the same effect as a vote against the merger proposal;

•	your broker, bank or other nominee may not vote your shares on the merger-related compensation proposal, which broker non-votes will not be counted as a vote “for” or “against” the merger-related compensation proposal; and

•	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will not be counted as a vote “for” or “against” the adjournment proposal.

Q:	If I am a shareholder of record, what will happen if I sign and return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the SCANA common stock represented by your proxy will be voted in favor of that proposal.

Q:	How do I vote shares I hold as a participant through the SCANA Corporation 401(k) Retirement Savings Plan (formerly named the SCANA Corporation Stock Purchase-Savings Plan)?

A:	If you own shares of SCANA common stock as a participant through the SCANA Corporation 401(k) Retirement Savings Plan, which we refer to as the Plan, you will receive a proxy card that covers only your Plan shares. Proxies executed by Plan participants will serve as instructions to the Plan’s trustee as to how Plan shares are to be voted. If you do not instruct the Plan’s trustee how your Plan shares are to be voted, the Plan trustee will instruct the proxy agents to vote your shares in the same proportion as the Plan shares for which the Plan’s trustee received instructions were voted. As a result of this proportional voting, if voting instructions are given for only a small percentage of Plan participant shares, the wishes of those participants would determine the voting instructions by the Plan’s trustee. Accordingly, the greater the number of Plan participant shares for which Plan participants complete and execute proxies, the more representative the Plan trustee’s voting instructions will be.

The deadline to provide voting directions for shares allocated to your Plan account through the Plan is 5:00 p.m., Eastern Daylight Time on July 27, 2018, which, for administrative reasons, is earlier than the deadline for voting SCANA common stock not held through the Plan. You will not be able to submit or change voting directions after this deadline. If you own SCANA common stock both through and outside of the Plan, you will be required to vote those shares separately.

Q:	May I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You may change your vote (i.e., revoke your proxy card) at any time before your proxy is voted at the special meeting. If you are a shareholder of record (i.e., you hold your shares directly in your name), you may accomplish this by granting a new proxy (by telephone, Internet or mail) bearing a later date or by attending the special meeting and voting in person (each of which automatically revokes the earlier proxy). However, your attendance at the special meeting alone will not revoke any proxy that you have previously given. If you hold your shares in “street name,” you must follow the instructions on the voting instruction card you received from your broker, bank or other nominee in order to change or revoke your instructions. If you own shares of SCANA common stock as a participant through the Plan, you must follow the directions you receive from the Plan’s trustee in order to change or revoke your vote. As described in the immediately preceding Question & Answer, there is a deadline for providing directions for voting shares allocated to a Plan account that is earlier than the deadline for voting shares not held through the Plan.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes.

In order for your shares to be represented at the special meeting:

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card;

•	you can indicate on the enclosed proxy card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope; or

•	you can attend the special meeting in person.

Q:	Do I need to do anything with my SCANA common stock certificates now?

A:	No. If and after the merger is completed, if you held certificates representing shares of SCANA common stock, which we refer to as SCANA stock certificates, prior to the merger, Dominion Energy’s exchange agent will send you a letter of transmittal and instructions for exchanging your SCANA stock certificates for the merger consideration. Upon surrender of the SCANA stock certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, you will receive the merger consideration. The shares of Dominion Energy common stock you receive in the merger will be issued in book-entry form.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	SCANA has engaged Georgeson LLC to assist in the solicitation of proxies for the special meeting, and will pay an estimated fee of $20,000 for their services plus associated costs and expenses. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of SCANA, without additional remuneration, by personal interview, telephone, electronic communication or otherwise.

Q:	Who can help answer my questions?

A:	If you have questions about the merger or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact our proxy solicitor or our shareholder services provider:

Georgeson LLC

1290 Avenue of the Americas, 9th floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free: 1-866-482-4943

Via Email: scana@georgeson.com

or

EQ Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

Telephone: 1-800-401-1957

Website: www.shareowneronline.com

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you. We urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you for a more complete understanding of the matters being considered at the special meeting. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus. We have included page references to direct you to a more complete description of the topics presented in this summary.

Parties to the Merger

Dominion Energy

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Headquartered in Richmond, Virginia and incorporated in Virginia in 1983, Dominion Energy is one of the nation’s largest producers and transporters of energy, with a portfolio of approximately 26,000 megawatts of electric generation, 66,600 miles of natural gas transmission, gathering, storage and distribution pipelines and 64,500 miles of electric transmission and distribution lines. Dominion Energy operates one of the largest natural gas storage systems in the U.S. with approximately 1 trillion cubic feet of capacity, and serves nearly 6 million utility and retail energy customers.

Dominion Energy common stock is listed on the NYSE under the symbol “D.”

Additional information about Dominion Energy is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

SCANA

100 SCANA Parkway

Cayce, South Carolina 29033

(803) 217-9000

SCANA is a South Carolina corporation created in 1984 as a holding company. SCANA, through its wholly owned regulated subsidiaries, is primarily engaged in the generation, transmission, distribution and sale of electricity in the central, southern and southwestern portions of South Carolina and in the purchase, transmission and sale of natural gas in North Carolina and South Carolina. SCANA, through a wholly owned nonregulated subsidiary, also markets natural gas to retail customers in Georgia and to wholesale customers in the southeast United States.

SCANA common stock is traded on the NYSE under the symbol “SCG.”

Additional information about SCANA and its subsidiaries is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

Merger Sub

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Merger Sub, a wholly owned subsidiary of Dominion Energy, is a South Carolina corporation formed on December 29, 2017 for the purpose of effecting the merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the merger.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to carefully read the merger agreement in its entirety, as it is the principal document that governs the merger.

Pursuant to and in accordance with the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub will merge with and into SCANA. After the effective time of the merger, SCANA will be the surviving corporation and a wholly owned subsidiary of Dominion Energy. Following the effective time of the merger, SCANA common stock will be delisted from the NYSE, deregistered under the Exchange Act, and cease to be publicly traded.

Merger Consideration (See page 88)

Upon completion of the merger, each issued and outstanding share of SCANA common stock (other than shares owned by Dominion Energy, Merger Sub or any other wholly owned subsidiary of Dominion Energy and shares owned by SCANA or any wholly owned subsidiary of SCANA, which shares we refer to as cancelled shares) will be automatically converted into the right to receive the merger consideration. Cash will be paid in lieu of any fractional shares of Dominion Energy common stock.

Recommendations of the SCANA Board of Directors (See page 43)

On January 2, 2018 the SCANA board adopted the merger agreement by a unanimous vote. For the factors considered by the SCANA board in reaching its decision to approve the merger agreement, see the section entitled “The Merger—SCANA’s Reasons for the Merger; Recommendation of the SCANA Board” beginning on page 43.

The SCANA board recommends that the SCANA shareholders vote (i) “FOR” the merger proposal, (ii) “FOR” the merger-related compensation proposal and (iii) “FOR” the adjournment proposal.

Opinions of SCANA’s Financial Advisors (See page 48)

Opinion of Morgan Stanley & Co. LLC

The SCANA board selected Morgan Stanley & Co. LLC, which we refer to as Morgan Stanley, to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in SCANA’s industry and its knowledge and understanding of the business and affairs of SCANA. On January 2, 2018, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the SCANA board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the merger consideration to be received by the holders of shares of SCANA common stock (other than the holders of the cancelled shares) pursuant to the merger agreement was fair from a financial point of view to the holders of shares of SCANA common stock.

The full text of the written opinion of Morgan Stanley delivered to the SCANA board, dated January 2, 2018, is attached as Annex B and incorporated into this proxy statement/prospectus by reference in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. SCANA shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the SCANA board and addresses only the fairness from a financial point of view of the merger consideration to be received by the holders of shares of SCANA common stock (other than the holders of the cancelled shares) pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to SCANA, nor did it address the underlying business decision of SCANA to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which shares of Dominion Energy common stock will trade following completion of the merger or at any time, and Morgan Stanley’s opinion was not intended to, and does not, express any opinion or recommendation as to how the SCANA shareholders should vote at the special meeting. The summary of Morgan Stanley’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For a summary of Morgan Stanley’s opinion and the methodology that Morgan Stanley used to render its opinion, see the section entitled “The Merger—Opinions of SCANA’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC” beginning on page 48 of this proxy statement/prospectus.

Opinion of RBC Capital Markets, LLC

SCANA has engaged RBC Capital Markets, LLC, which we refer to as RBC Capital Markets, as a financial advisor to SCANA in connection with the merger. As part of this engagement, RBC Capital Markets delivered an opinion, dated January 2, 2018, to the SCANA board as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received by holders of SCANA common stock pursuant to the merger agreement. The full text of RBC Capital Markets’ written opinion, dated January 2, 2018, is attached as Annex C to this proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion, as more fully described in the section entitled “The Merger—Opinions of SCANA’s Financial Advisors—Opinion of RBC Capital Markets, LLC” beginning on page 59 of this proxy statement/prospectus. RBC Capital Markets delivered its opinion to the SCANA board for the benefit, information and assistance of the SCANA board (in its capacity as such) in connection with its evaluation of the merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration (to the extent expressly specified in such opinion) and did not address any other aspect of the merger. RBC Capital Markets’ opinion also did not address the underlying business decision of SCANA to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that might be available to SCANA or in which SCANA might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

Interests of SCANA’s Directors and Executive Officers in the Merger (See page 75)

In considering the recommendation of the SCANA board with respect to the merger proposal and the other information contained in this proxy statement/prospectus, you should be aware that SCANA’s directors and executive officers may have interests in the merger that may be different from, or in addition to, the interests of the SCANA shareholders. These interests include the accelerated vesting of equity awards, arrangements that provide for severance benefits if the employment of a SCANA executive officer is terminated under specified circumstances following the completion of the merger and rights to indemnification and director’s and officer’s liability insurance that will be available after the completion of the merger. For a detailed discussion of the interests that SCANA’s directors and executive officers may have in the merger, please see the section entitled “The Merger—Interests of SCANA’s Directors and Executive Officers in the Merger” beginning on page 75 of this proxy statement/prospectus.

Expected Timing of the Merger (See page 69)

We are targeting the merger closing near year-end 2018, subject to the receipt of required shareholder and regulatory approvals and the satisfaction or waiver of the other conditions to the merger discussed below.

Conditions to Completion of the Merger (See page 92)

As more fully explained below, the obligation of SCANA, Dominion Energy and Merger Sub to effect the merger is subject to the satisfaction or waiver of the following mutual conditions:

•	the receipt of the affirmative vote of holders of at least two-thirds of the outstanding shares of SCANA common stock entitled to vote thereon at a duly held special meeting (or any adjournment or postponement of the special meeting) with respect to the merger proposal, which we refer to as the SCANA requisite vote;

•	the absence of any law or order issued by any governmental entity (as defined below) prohibiting the completion of the merger;

•	the expiration or termination of the waiting period applicable to the completion of the merger under the HSR Act;

•	authorization of the merger from the FERC;

•	authorization of the merger from the NRC;

•	authorization of the merger from the GPSC;

•	authorization of the merger from the NCUC;

•	the issuance by the SCPSC of an order approving the SCPSC petition (other than with respect to the SCPSC merger determination, which is discussed in the conditions of Dominion Energy and Merger Sub in the immediately following paragraph), unless otherwise consented to by Dominion Energy in its sole discretion, without any material changes to the proposed terms, conditions or undertakings set forth in the cost recovery plan or any significant changes to the economic value of the proposed terms of the cost recovery plan (we refer to (i) the South Carolina Public Service Authority as Santee Cooper, (ii) the New Nuclear Development Project under which SCANA and Santee Cooper undertook to construct two Westinghouse AP1000 Advanced Passive Safety nuclear units in Jenkinsville, South Carolina as the NND project, (iii) the cost recovery plan set forth in the SCPSC petition as the cost recovery plan and (iv) the joint petition filed by SCANA’s wholly owned utility subsidiary South Carolina Electric & Gas Company, which we refer to as SCE&G, and Dominion Energy with the SCPSC requesting that the SCPSC approve the merger and approve the terms for cost recovery and other regulatory matters with respect to the NND project set forth therein as the SCPSC petition);

•	the approval for listing of the shares of Dominion Energy common stock to be issued in the merger on the NYSE; and

•	the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

The obligation of Dominion Energy and Merger Sub to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of SCANA relating to SCANA’s capitalization being true and correct in all respects, except for de minimis inaccuracies;

•	the representations and warranties of SCANA relating to (i) SCANA’s authority to execute and deliver the merger agreement and perform its obligations under the merger agreement and (ii) broker’s and advisor’s fees and commissions owed by SCANA to brokers or other financial advisors in connection with the merger, each being true and correct in all material respects;

•	the representations and warranties of SCANA relating to (i) the absence of any changes since January 1, 2017 that have or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on SCANA and its subsidiaries, taken as a whole and (ii) the SCANA requisite vote being the only vote of the SCANA shareholders required to approve the merger agreement and the merger, each being true and correct in all respects;

•	each of the representations and warranties of SCANA other than those referred to in the three immediately preceding bullets being true and correct in all respects, except where the failure of such representations and warranties to be true and correct has not had or would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on SCANA and its subsidiaries, taken as a whole;

•	performance in all material respects by SCANA of all obligations required to be performed by it under the merger agreement on or prior to the closing date of the merger;

•	Dominion Energy having received a certificate of the chief executive officer or the chief financial officer of SCANA, certifying that the conditions set forth in the five immediately preceding bullets have been satisfied;

•	the absence of any regulatory approval or other approval or consent, in each case in connection with the merger, or order of a governmental entity related to any of the foregoing imposing a burdensome condition;

•	the absence of any changes since the date of the merger agreement that have or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on SCANA and its subsidiaries, taken as a whole;

•	the absence of any order enacted by a governmental entity of competent jurisdiction or any change in law which, in each case, imposes any condition that would reasonably be expected to result in (i) a material change to the proposed terms, conditions, or undertakings set forth in the SCPSC petition, or (ii) a significant change to the economic value of the proposed terms set forth in the SCPSC petition, in each case as reasonably determined by Dominion Energy in good faith;

•	the SCPSC shall have made the SCPSC merger determination; and

•	the absence of any (i) substantive change in applicable law or any order with respect to the BLRA as in effect as of the date of the merger agreement or (ii) substantive change in any applicable law or any order enacted by a governmental entity with respect to any other South Carolina public utility laws as in effect as of the date of the merger agreement, in each case, which has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries.

The obligation of SCANA to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Dominion Energy and Merger Sub relating to Dominion Energy’s and Merger Sub’s capitalization being true and correct in all respects, except for de minimis inaccuracies;

•	the representations and warranties of Dominion Energy and Merger Sub relating to (i) Dominion Energy’s and Merger Sub’s authority to execute and deliver the merger agreement and perform its obligations under the merger agreement and (ii) broker’s and advisor’s fees and commissions owed by Dominion Energy and Merger Sub to brokers or other financial advisors in connection with the merger, each being true and correct in all material respects;

•	the representations and warranties of Dominion Energy and Merger Sub relating to (i) the absence of any change since January 1, 2017 that has or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on Dominion Energy and its subsidiaries, taken as a whole and (ii) the approval of the merger agreement by the sole shareholder of Merger Sub being the only vote or consent of any class of capital stock of Dominion Energy or any of its affiliates necessary for Dominion Energy and Merger Sub to approve the merger agreement and complete the merger and the other transactions contemplated by the merger agreement, each being true and correct in all respects;

•	each of the representations and warranties of Dominion Energy and Merger Sub other than those referred to in the three immediately preceding bullets above being true and correct in all respects, except where the failure of such representations and warranties to be true and correct has not had or would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on Dominion Energy and its subsidiaries, taken as a whole;

•	performance in all material respects by Dominion Energy and Merger Sub of all obligations required to be performed by them under the merger agreement on or prior to the closing date of the merger; and

•	SCANA having received a certificate of the chief executive officer or the chief financial officer of Dominion Energy certifying that the conditions set forth in the five immediately preceding bullets have been satisfied.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (See page 103)

As more fully explained below, the merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•	by mutual written consent of Dominion Energy and SCANA;

•	by either Dominion Energy or SCANA:

•	if the merger shall not have been completed on or before January 2, 2019, except that such date will be automatically extended to April 2, 2019 if, as of January 2, 2019, the only conditions to closing not yet satisfied or waived are the ones relating to governmental orders, regulatory approvals or the SCPSC’s approval of the cost recovery plan;

•	if the SCANA requisite vote is not obtained at the special meeting (or any adjournment or postponement thereof); or

•	if a governmental entity shall have entered a final, nonappealable order that prohibits completion of the merger;

•	by SCANA:

•	if, prior to obtaining the SCANA requisite vote, the SCANA board has effected a SCANA board adverse recommendation change with respect to a superior proposal in accordance with the procedures set forth in the merger agreement and shall have approved, and concurrently with the termination of the merger agreement, SCANA shall have entered into, an alternative acquisition agreement with respect to a superior proposal and paid to Dominion Energy the applicable termination fee; or

•	if Dominion Energy or Merger Sub have breached any of their respective representations or warranties or failed to perform any of their respective covenants under the merger agreement where (i) such breach would give rise to a failure of a condition to SCANA’s obligation to complete the merger relating to (a) the accuracy of Dominion Energy’s and Merger Sub’s representations and warranties or (b) the performance by Dominion Energy and Merger Sub of all obligations required to be performed by them under the merger agreement and (ii) the breach cannot be cured by Dominion Energy or Merger Sub prior to the termination date, or is not cured by Dominion Energy or Merger Sub prior to the earlier of (a) the thirtieth day after SCANA provides Dominion Energy written notice of such breach and (b) the third business day immediately preceding the termination date;

•	by Dominion Energy:

•	if the SCANA board (or a committee thereof) has effected a SCANA board adverse recommendation change; or

•	if SCANA has breached any of its representations or warranties or failed to perform any of its covenants under the merger agreement where (i) such breach would give rise to a failure of a condition to Dominion Energy’s and Merger Sub’s obligation to complete the merger relating to (a) the accuracy of SCANA’s representations and warranties or (b) the performance by SCANA of all obligations required to be performed by it under the merger agreement and (ii) the breach cannot be cured by SCANA prior to the termination date, or is not cured by SCANA prior to the earlier of (a) the thirtieth day after Dominion Energy provides SCANA written notice of such breach and (b) the third business day immediately preceding the termination date.

Termination Fees (See page 104)

The merger agreement provides that, upon termination of the merger agreement under certain circumstances, each party may be obligated to pay the other party a termination fee, discussed under the section entitled “The Merger Agreement—Termination Fees” beginning on page 104 of this proxy statement/prospectus.

Directors and Management of Dominion Energy After the Merger (See page 66)

Upon completion of the merger, the board of directors and executive officers of Dominion Energy are expected to remain unchanged. Pursuant to the terms of the merger agreement, as soon as practical after completion of the merger, the Dominion Energy board intends to appoint a mutually agreeable current member of the SCANA board or SCANA’s executive management to serve on the Dominion Energy board. For information on Dominion Energy’s current directors and executive officers, please see Dominion Energy’s proxy statement dated March 23, 2018 and its Annual Report on Form 10-K for the year ended December 31, 2017. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

Regulatory Approvals Required for the Merger (See page 68)

Under the terms of the merger agreement, to complete the merger, Dominion Energy and SCANA must obtain approvals or consents from, or make filings with, public utility, antitrust and other regulatory authorities.

The U.S. federal and state approvals, consents and filings required under the terms of the merger agreement to complete the merger include the following:

•	the expiration or early termination of certain waiting periods under the HSR Act and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice, which we refer to as the DOJ, and the Federal Trade Commission, which we refer to as the FTC;

•	approval of the FERC under the Federal Power Act, which we refer to as the FPA;

•	consent of the NRC under Section 184 of the Atomic Energy Act and the NRC’s implementing regulations in 10 C.F.R. 50.80;

•	approval of the GPSC under § 46-4-25 of the Official Code of Georgia, which we refer to as the O.C.G.A.;

•	authorization of the NCUC under Section 62-111(a) of the North Carolina General Statutes, which we refer to as the N.C.G.S.;

•	approval by the SCPSC of the SCPSC petition (other than the request for the SCPSC to make the SCPSC merger determination), unless otherwise consented to by Dominion Energy in its sole discretion, without any material changes to the terms, conditions or undertakings of the cost recovery plan or any significant change to the economic value of the cost recovery plan, in each case as reasonably determined by Dominion Energy in good faith; and

•	the SCPSC merger determination.

While not a condition to the closing of the merger, the transfer of indirect control over certain licenses for private internal communications held by SCANA and certain SCANA subsidiaries will require the approval of the Federal Communications Commission, which we refer to as the FCC, and the indirect transfer of control of certain state issued radioactive material licenses will require state-level consents.

Dominion Energy and SCANA have made or intend to make various filings and submissions for the above-mentioned authorizations and approvals. Dominion Energy and SCANA filed the required HSR Act notification and report forms with the DOJ and FTC on January 19, 2018, requested early termination of the HSR Act waiting period and were granted such early termination on February 1, 2018. We cannot assure that we will obtain such consents or approvals on terms and subject to conditions that will satisfy the requirements of the merger agreement. Please see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 68 of this proxy statement/prospectus for additional information about these matters.

U.S. Federal Income Tax Consequences of the Merger (See page 66)

The merger is intended to be tax deferred to SCANA shareholders, provided it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The holders of SCANA common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of SCANA common stock for shares of Dominion Energy common stock in the merger, except with respect to any cash received in lieu of fractional shares of Dominion Energy common stock.

You should read “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 66 of this proxy statement/prospectus for a more complete discussion of the U. S. federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Accounting Treatment (See page 68)

Dominion Energy prepares its financial statements in accordance with generally accepted accounting principles in the United States, which we refer to as GAAP. The merger will be accounted for using the acquisition method of accounting. Dominion Energy will be treated as the acquiror for accounting purposes.

No Dissenters’ Rights (See page 68)

No SCANA shareholder will be entitled to exercise any dissenters’ rights, appraisal rights or other similar rights in connection with the merger and the other transactions contemplated by the merger agreement.

The Special Meeting (See page 30)

The special meeting will be held at 9:00 a.m., Eastern Daylight Time on July 31, 2018 at the Columbia Conference Center, 169 Laurelhurst Avenue, Columbia, South Carolina 29210. Registration will begin at 8:30 a.m. At the special meeting, SCANA shareholders will be asked to consider and vote on:

•	the merger proposal;

•	the merger-related compensation proposal; and

•	the adjournment proposal, if necessary or appropriate in the view of the SCANA board.

You may vote at the special meeting if you owned common stock of SCANA at the close of business on the record date, May 31, 2018. As of the record date there were 142,916,917 shares of SCANA common stock outstanding and entitled to vote.

You may cast one vote for each share of SCANA common stock that you owned on the record date.

Required Vote (See page 31)

Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of SCANA common stock. Your failure to vote, or failure to instruct your broker, bank or other nominee to vote, or your abstention from voting, will have the same effect as a vote against the merger proposal (unless your shares are held through the Plan, as described on page xi of this proxy statement/prospectus).

The merger-related compensation proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Because the votes for the merger-related compensation proposal are non-binding, if the merger agreement is approved by the SCANA shareholders and the merger is completed, the compensation that is the subject of the merger-related compensation proposal, which includes amounts SCANA is contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote. Abstentions and broker non-votes will not be counted as a vote “for” or “against” the merger-related compensation proposal.

The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Abstentions and broker non-votes will not be counted as a vote “for” or “against” the adjournment proposal.

If you sign and return your proxy card without indicating how to vote on any particular proposal, SCANA common stock represented by your proxy will be voted in favor of that proposal.

As of the record date for the special meeting, the directors and executive officers of SCANA as a group owned and were entitled to vote 475,107 shares of the common stock of SCANA, or approximately 0.3324% of the outstanding shares of SCANA common stock on that date. SCANA currently expects that its directors and executive officers will vote their shares in favor of approval of the merger agreement, but none of SCANA’s directors or executive officers have entered into any agreement obligating them to do so.

Risk Factors (See page 17)

Before voting at the special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors under the section entitled “Risk Factors” beginning on page 17 of this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF DOMINION ENERGY

The selected historical consolidated financial data of Dominion Energy for each of the years ended 2017, 2016 and 2015 and at December 31, 2017 and 2016 have been derived from Dominion Energy’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, as updated in its Current Report on Form 8-K, filed on June 6, 2018, which are incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for the years ended 2014 and 2013 and at December 31, 2015, 2014 and 2013 have been derived from Dominion Energy’s audited consolidated financial statements, which have not been incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data at March 31, 2018 and for the three months ended March 31, 2018 and 2017 have been derived from Dominion Energy’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data at March 31, 2017 has been derived from Dominion Energy’s unaudited consolidated financial statements, which have not been incorporated by reference into this proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Dominion Energy or the combined company, and you should read the following information together with Dominion Energy’s audited consolidated financial statements, the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Annual Report on Form 10-K, for the year ended December 31, 2017, as updated in its Current Report on Form 8-K, filed on June 6, 2018, and Dominion Energy’s unaudited consolidated financial statements, the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are incorporated by reference in this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/ prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
(millions, except per share amounts)
Dominion Energy
Operating revenue	$3,466	$3,384	$12,586	$11,737	$11,683	$12,436	$13,120
Income from continuing operations, net of tax	503	632	2,999	2,123	1,899	1,310	1,789
Loss from discontinued operations, net of tax	—	—	—	—	—	—	(92)
Net income attributable to Dominion Energy	503	632	2,999	2,123	1,899	1,310	1,697

Income from continuing operations before loss from discontinued operations per common share-basic	0.77	1.01	4.72	3.44	3.21	2.25	3.09
Net income attributable to Dominion Energy per common share-basic	0.77	1.01	4.72	3.44	3.21	2.25	2.93

Income from continuing operations before loss from discontinued operations per common share-diluted	0.77	1.01	4.72	3.44	3.20	2.24	3.09
Net income attributable to Dominion Energy per common share-diluted	0.77	1.01	4.72	3.44	3.20	2.24	2.93

Dividends declared per common share	0.835	0.755	3.035	2.80	2.59	2.40	2.25

Total assets	77,354	72,852	76,585	71,610	58,648	54,186	49,963
Long-term debt	31,120	31,096	30,948	30,231	23,468	21,665	19,199

SELECTED HISTORICAL FINANCIAL DATA OF SCANA

The selected historical consolidated financial data of SCANA for the years ended 2017, 2016 and 2015 and at December 31, 2017 and 2016 have been derived from SCANA’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which are incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for the years ended 2014 and 2013 and at December 31, 2015, 2014 and 2013 have been derived from SCANA’s audited consolidated financial statements, which have not been incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data at March 31, 2018 and for the three months ended March 31, 2018 and 2017 have been derived from SCANA’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data at March 31, 2017 has been derived from SCANA’s unaudited consolidated financial statements, which have not been incorporated by reference into this proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of SCANA or the combined company, and you should read the following information together with SCANA’s audited consolidated financial statements, the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Annual Report on Form 10-K for the year ended December 31, 2017, and SCANA’s unaudited consolidated financial statements, the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
(millions, except per share amounts)
SCANA
Operating revenues	$1,180	$1,173	$4,407	$4,227	$4,380	$4,951	$4,495
Operating income	189	320	76	1,153	1,308	1,007	910
Net income (loss)	169	171	(119)	595	746	538	471

Earnings (loss) per share of common stock—basic	1.18	1.19	(0.83)	4.16	5.22	3.79	3.40

Earnings (loss) per share of common stock—diluted	1.18	1.19	(0.83)	4.16	5.22	3.79	3.39

Dividends declared per common share	0.6125	0.6125	2.45	2.30	2.18	2.10	2.03

Total assets	18,584	18,458	18,739	18,707	17,146	16,818	15,127

Short-term and long-term debt	6,976	7,352	6,983	7,431	6,529	6,581	5,788

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information is derived from the unaudited pro forma consolidated statements of income of Dominion Energy for the three months ended March 31, 2018 and the year ended December 31, 2017, which have been prepared to give effect to the merger as if the merger was completed on January 1, 2017, and the unaudited pro forma condensed consolidated balance sheet of Dominion Energy at March 31, 2018, which has been prepared to give effect to the merger as if the merger was completed on March 31, 2018.

The following selected unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2017, for statements of income purposes, and March 31, 2018, for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 17 of this proxy statement/prospectus. The following selected unaudited pro forma consolidated financial information should be read in conjunction with the section titled “Unaudited Pro Forma Consolidated Financial Statements” and related notes included in this proxy statement/prospectus beginning on page 116 of this proxy statement/prospectus.

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
(millions, except per share amounts)
Pro Forma Consolidated Dominion Energy
Operating revenue	$4,640	$16,998
Income from continuing operations, net of tax	677	2,903
Net income attributable to Dominion Energy	677	2,903
Income from continuing operations per common share-basic	0.91	3.97
Net income attributable to Dominion Energy per common share-basic	0.91	3.97
Income from continuing operations per common share-diluted	0.91	3.97
Net income attributable to Dominion Energy per common share-diluted	0.91	3.97
Total assets	96,290
Long-term debt	37,177

EQUIVALENT AND COMPARATIVE PER SHARE INFORMATION

The following table summarizes unaudited per share data for (i) Dominion Energy and SCANA on a historical basis, (ii) Dominion Energy on a pro forma combined basis giving effect to the merger and (iii) SCANA on a pro forma equivalent basis calculated by multiplying the Dominion Energy pro forma combined data by the exchange ratio of 0.6690. It has been assumed for purposes of the pro forma combined financial information provided below that the merger was completed on January 1, 2017, for earnings per share purposes, and on March 31, 2018, for book value per share purposes. The following information should be read in conjunction with the section entitled “Unaudited Pro Forma Consolidated Financial Statements” and related notes included in this document beginning on page 116 of this proxy statement/prospectus.

	Dominion Energy		SCANA
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent(a)
Three Months Ended March 31, 2018
Basic earnings per share of common stock	$0.77	$0.91	$1.18	$0.61
Diluted earnings per share of common stock	0.77	0.91	1.18	0.61
Cash dividends declared per share	0.835	0.835	0.6125	0.559
Book value per share(b)	27.09	30.06	37.37	20.11

Year Ended December 31, 2017
Basic earnings (loss) per share of common stock	$4.72	$3.97	$(0.83)	$2.66
Diluted earnings (loss) per share of common stock	4.72	3.97	(0.83)	2.66
Cash dividends declared per share	3.035	3.035	2.45	2.03

(a)	The unaudited SCANA pro forma equivalents are calculated by multiplying the unaudited Dominion Energy pro forma combined per share amounts by the exchange ratio of 0.6690.
(b)	Historical book value per share for Dominion Energy and SCANA represents the total shareholders’ equity at March 31, 2018 divided by the number of shares of Dominion Energy or SCANA shares outstanding. The unaudited Dominion Energy pro forma combined book value per share represents the total pro forma shareholders’ equity at March 31, 2018 divided by the pro forma combined number of shares of Dominion Energy common stock that would have been outstanding at March 31, 2018 had the merger been completed at that date.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Dominion Energy common stock is traded on the NYSE under the symbol “D” and SCANA common stock is traded on the NYSE under the symbol “SCG.” The following table presents the closing prices for shares of Dominion Energy common stock and SCANA common stock on January 2, 2018, the last trading day before the public announcement of the execution of the merger agreement, and June 7, 2018 the latest practicable trading day before the date of this proxy statement/prospectus. The table also shows the equivalent per share value of the merger consideration for each share of SCANA common stock, which per share values are calculated as the product of (i) the Dominion Energy per share values and (ii) 0.6690, the exchange ratio.

	Dominion Energy Common Stock	SCANA Common Stock	Equivalent Per Share Information
Date	Closing Price	Closing Price
January 2, 2018	$80.28	$38.87	$53.71
June 7, 2018	$62.39	$35.91	$41.74

The above table shows only historical comparisons. These comparisons may not provide meaningful information to SCANA shareholders in determining whether to approve the merger agreement. SCANA shareholders are urged to obtain current market quotations for Dominion Energy common stock and SCANA common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus for instructions on how to obtain the information that has been incorporated by reference. Historical performance is not necessarily indicative of any performance to be expected in the future. See the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 17 and 26, respectively, of this proxy statement/prospectus.

Market Price and Dividend Data - Dominion Energy

The following table sets forth the high and low sales prices of Dominion Energy common stock as reported on the NYSE and the quarterly cash dividends declared per share in respect of Dominion Energy common stock for the calendar quarters indicated.

	Dominion Energy
	Price Range
	High	Low	Dividends
2016
First Quarter	$75.18	$66.25	$0.700
Second Quarter	77.93	68.71	0.700
Third Quarter	78.97	72.49	0.700
Fourth Quarter	77.32	69.51	0.700
2017
First Quarter	$79.36	$70.87	$0.755
Second Quarter	81.65	76.17	0.755
Third Quarter	80.67	75.40	0.755
Fourth Quarter	85.30	75.75	0.770
2018
First Quarter	$81.67	$71.91	$0.835
Second Quarter through June 7, 2018	68.06	61.53	0.835

Dividends on Dominion Energy common stock are paid as declared by the Dominion Energy board. On May 9, 2018, the Dominion Energy board declared a quarterly dividend of $0.835 per share payable on June 20, 2018 to shareholders of record on June 1, 2018. Dividends are typically paid on the 20th of March, June, September and December of each year.

As of May 31, 2018, Dominion Energy had approximately 652.8 million shares of its common stock outstanding, and there were approximately 122,000 holders of record of Dominion Energy common stock.

Market Price and Dividend Data - SCANA

SCANA paid a dividend for the quarter ended March 31, 2018 of $0.6125 per share and has agreed in the merger agreement that it will not pay a quarterly dividend of more than that amount prior to the completion of the merger without Dominion Energy’s prior written consent. As previously publicly announced by SCANA, the SCANA board has deferred a decision on whether to pay a dividend for the quarter ending June 30, 2018. The decision to pay a dividend for the quarter ending June 30, 2018 and for any period thereafter, and the amount of any future dividend, will be made by the SCANA board based on many factors, including SCANA’s financial, regulatory and other circumstances at the time the decision is made.

SCANA paid quarterly dividends on its common stock of $0.6125 per share in 2017 and $0.575 per share in 2016. For additional information on the historic market price of SCANA common stock and dividends, see SCANA’s Annual Report on Form 10-K for the year ended December 31, 2017. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26 of this proxy statement/prospectus, you should carefully consider the following risks before deciding how to vote on the proposals set forth in this document. In addition, you should read and consider the risks associated with each of the businesses of Dominion Energy and SCANA because these risks may also affect the combined company. A description of the material risks can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for Dominion Energy and in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 for SCANA, each of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

Risk Factors Relating to the Merger

Because the market price of Dominion Energy common stock will fluctuate, SCANA shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of SCANA common stock (other than cancelled shares) will be converted into the right to receive 0.6690 of a share of Dominion Energy common stock. The market value of Dominion Energy common stock received in the merger may vary significantly from the closing price of Dominion Energy common stock on the date Dominion Energy and SCANA announced the merger, on the date that this proxy statement/prospectus is mailed to SCANA shareholders, or on the date of the special meeting. Any change in the market price of Dominion Energy common stock prior to the completion of the merger will affect the market value of the merger consideration that SCANA shareholders will receive upon completion of the merger, which may not occur until a significant period of time has passed since the date of the special meeting, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Dominion Energy common stock or shares of SCANA common stock. Neither Dominion Energy nor SCANA is permitted to terminate the merger agreement because of changes in the market price of SCANA common stock or Dominion Energy common stock. On June 7, 2018, the closing price of the Dominion Energy common stock on the NYSE was $62.39 per share.

Stock price changes may result from a variety of factors that are beyond the control of Dominion Energy and SCANA, including, but not limited to, general market and economic conditions, changes in the companies’ respective businesses, operations and prospects, regulatory considerations, litigation and speculation regarding the likelihood that the merger will be completed and the timing of completion. Therefore, at the time of the special meeting you will not know the precise market value of the consideration you will receive upon completion of the merger. As of June 7, 2018, the equivalent per share value of the merger consideration for each share of SCANA common stock based on the product of (i) the Dominion Energy per share value and (ii) 0.6690 was $41.74. You should obtain current market quotations for shares of Dominion Energy common stock and for shares of SCANA common stock.

The completion of the merger is subject to the receipt of consents, approvals and/or findings from governmental entities, which may impose conditions that could have an adverse effect on Dominion Energy or SCANA or could cause either Dominion Energy or SCANA to abandon the merger. The completion of the merger is also subject to there not having been substantive changes in certain South Carolina laws that have or would reasonably be expected to have an adverse effect on SCANA or its subsidiaries or orders of governmental entities or changes in law that impose any condition that would reasonably be expected to result in specified changes to the SCPSC petition.

Dominion Energy and SCANA are not required to complete the merger until after the applicable waiting period under the HSR Act expires or terminates and the requisite authorizations, approvals, consents and/or permits are received from the FERC, NRC, SCPSC, NCUC and GPSC. Any of the relevant governmental entities may oppose the merger, fail to approve the merger, fail to make required findings in favor of the merger, or impose certain requirements or obligations as conditions for their consent, approval or findings or in connection with their review. Regulatory approvals of the merger or findings with respect to the merger may not be obtained on a timely basis or at all, and such approvals or findings may include conditions that could have an adverse effect on Dominion Energy and/or SCANA, and/or result in the abandonment of the merger. The terms of any conditions imposed in order to obtain the requisite regulatory approvals or findings may not be known by the date of the special meeting. Neither Dominion Energy nor SCANA can provide any assurance that they will obtain the necessary approvals or findings or that any required conditions will not have an adverse effect on Dominion Energy following the merger. If SCANA shareholders vote in favor of the merger proposal at the special meeting, Dominion Energy or SCANA may make decisions after the special meeting to waive a condition or approve certain actions required to obtain regulatory approvals or findings without seeking further approval of the SCANA shareholders.

Subject to the terms and conditions set forth in the merger agreement, the merger agreement may require Dominion Energy to accept conditions from regulators that could adversely impact Dominion Energy after the merger without either of Dominion Energy or SCANA having the right to refuse to close the merger on the basis of those regulatory conditions, except that Dominion Energy is generally not required, and SCANA is generally not permitted without Dominion Energy’s prior approval, to take any action or accept any condition that results in a burdensome condition, as described in the section entitled “The Merger Agreement—Reasonable Best Efforts to Obtain Regulatory Approvals” beginning on page 96 of this proxy statement/prospectus.

In addition, the merger agreement provides that Dominion Energy (but not SCANA) will have the right to refuse to complete the merger if, since the date of the merger agreement, any governmental entity shall have enacted any order, or there shall have been any change in law (including the BLRA and the other laws governing South Carolina public utilities), which imposes any material change to the terms, conditions or undertakings set forth in the SCPSC petition, or any significant changes to the economic value of the proposed terms set forth in the SCPSC petition, in each case as determined by Dominion Energy in good faith.

The merger agreement further provides that Dominion Energy (but not SCANA) will have the right to refuse to complete the merger if there shall have occurred any substantive change in the BLRA or other laws governing South Carolina public utilities which has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries. There are currently pending three bills that would make substantive changes to the BLRA. The bills are H. 4375, S. 954, and H. 4950, the latter of which is the South Carolina 2017-2018 Budget Bill amended to include provisos related to the SCPSC petition. These bills reside in conference committees to finalize differences between the versions of the legislation as passed. If any of these bills becomes law, Dominion Energy would not be obligated to complete the merger if it is determined that the bill has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries. In addition, the adjournment resolution adopted by the South Carolina General Assembly allows the leadership of the House of Representatives or Senate to reconvene those bodies to consider matters related to the NND project which could include new or additional legislation.

Certain lawsuits and regulatory actions have been filed against SCANA and SCE&G in connection with the abandonment of the NND project. If the relief requested in these matters (including a request for declaratory judgment that the BLRA is unconstitutional) is granted, Dominion Energy might not be obligated to complete the merger.

Dominion Energy and SCANA can provide no assurance that these risks will not materialize and either adversely impact SCANA prior to or Dominion Energy after the completion of the merger or result in the abandonment of the merger and adversely impact the results of operations, cash flows and financial condition of SCANA, if (i) the required authorizations, approvals, consents and/or permits are not obtained or received, or (ii) such conditions rise to the thresholds discussed above, some of which are in the subjective determination of Dominion Energy, acting in good faith (as discussed above). See the sections entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 68 of this proxy statement/prospectus and “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 92 of this proxy statement/prospectus.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of SCANA.

If the merger is not completed, the ongoing business of SCANA may be adversely affected and SCANA could be subject to several risks, including the following:

•	the price of SCANA common stock may decline to the extent that the current market price reflects an expectation by the market that the merger will be completed;

•	obligations to pay certain costs relating to the merger, such as legal, accounting, financial advisory, filing, proxy solicitation, printing and mailing fees;

•	the disruption of SCANA’s ongoing business or inconsistencies in its services, standards, controls, procedures and policies due to management’s focus on the merger, any of which could adversely affect the ability of SCANA to maintain relationships with customers, regulators, vendors and employees, or could otherwise adversely affect the business and financial results of SCANA, without realizing any of the benefits of having the merger completed;

•	the potential negative impact on SCANA ultimately resolving the rate and regulatory issues, including pending investigations and legal challenges, relating to the abandonment of the NND project in a manner satisfactory to SCANA on account of SCANA working with Dominion Energy to pursue the resolution of these issues as contemplated by the merger agreement rather than pursuing its regulatory and legal options for resolving these issues independently of considerations and obligations related to the merger; and

•	the loss of other opportunities that could be beneficial to SCANA that could have been pursued during the pendency of the merger, without realizing any of the benefits of having the merger completed.

In addition to the above risks, SCANA may be required, under certain circumstances, to pay to Dominion Energy a termination fee of $240 million.

If the merger is not completed, SCANA cannot assure SCANA shareholders that these risks will not materialize and will not materially affect its business, financial results and stock price.

The merger agreement contains provisions that limit SCANA’s ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of SCANA or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains provisions that, subject to certain exceptions, restrict SCANA’s ability to initiate, solicit, knowingly encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of SCANA, or provide information to a third party that could reasonably be expected to lead to such a proposal. See the section entitled “The Merger Agreement—Non-Solicitation of Alternative Proposals” beginning on page 99 of this proxy statement/prospectus. In addition, Dominion Energy generally has an opportunity to offer to modify the terms of the merger in response to any superior acquisition proposal that may be made before the SCANA board is permitted to withdraw or qualify its recommendation. In some circumstances on termination of the merger agreement, SCANA may be required to pay to Dominion Energy a termination fee of $240 million. See the sections entitled “The Merger Agreement—Non-Solicitation of Alternative Proposals” beginning on page 99 of this proxy statement/prospectus, “The Merger Agreement—Termination of the Merger Agreement” beginning on page 103 of this proxy statement/prospectus and “The Merger Agreement—Termination Fees” beginning on page 104 of this proxy statement/prospectus.

These provisions, which the SCANA board regards as customary for transactions for this type, could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of SCANA from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the merger consideration, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by SCANA in certain circumstances.

The pendency of the merger could adversely affect the business and operations of SCANA.

In connection with the pending merger, some current or prospective customers or vendors of SCANA’s utilities may delay or defer decisions regarding their existing or proposed relationships with those utilities, which could negatively impact the operations, revenues, earnings, cash flows and expenses of SCANA, regardless of whether the merger is completed. Similarly, current and prospective employees of SCANA and its utilities may experience uncertainty about their future roles following the merger, which may materially adversely affect the ability of SCANA and its utilities to attract and retain key personnel during the pendency of the merger. In addition, due to operating covenants in the merger agreement, during the pendency of the merger, SCANA and its utilities may be unable to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing or other specified transactions or pursue actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Certain directors and executive officers of SCANA may have interests in the merger that may differ from, or be in addition to, the interests of SCANA shareholders.

Executive officers of SCANA negotiated the terms of the merger agreement with their counterparts at Dominion Energy, and the SCANA board approved the transactions contemplated by the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that SCANA’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of SCANA shareholders. These interests include the accelerated vesting of equity awards, arrangements that provide for severance benefits if the employment of a SCANA executive officer is terminated under specified circumstances following the completion of the merger and rights to indemnification and director’s and officer’s liability insurance that will be available after the completion of the merger. For a detailed discussion of the interests that SCANA’s directors and executive officers may have in the merger, please see the section entitled “The Merger—Interests of SCANA’s Directors and Executive Officers in the Merger” beginning on page 75 of this proxy statement/prospectus.

SCANA shareholders will have a reduced ownership and voting interest in the combined company.

SCANA shareholders currently have the right to vote in the election of directors of SCANA and on certain other matters affecting SCANA. Following the merger, each SCANA shareholder will become a shareholder of Dominion Energy with a percentage ownership of the combined company that is much smaller than the shareholder’s percentage ownership of SCANA. It is expected that the former SCANA shareholders as a group will own approximately 12 to 13% of the outstanding shares of Dominion Energy common stock immediately after the completion of the merger. Because of this, the SCANA shareholders, as a group, will have substantially less influence on the management and policies of Dominion Energy than they now have, as a group, with respect to the management and policies of SCANA.

Dominion Energy expects to incur substantial expenses related to the merger.

Dominion Energy expects to incur relatively significant expenses in connection with completing the merger. While Dominion Energy has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time.

Following the merger, Dominion Energy may be unable to successfully integrate SCANA’s businesses.

Dominion Energy and SCANA currently operate as independent public companies. After the merger, Dominion Energy will be required to devote significant management attention and resources to integrating

SCANA’s business. Potential difficulties Dominion Energy may encounter in the integration process include the following:

•	the complexities associated with integrating SCANA and its utility businesses, while at the same time continuing to provide consistent, high quality services;

•	the complexities of integrating a company with different core services, markets and customers;

•	the inability to attract and retain key employees;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger;

•	difficulties in managing political and regulatory conditions related to SCANA’s utility businesses after the merger;

•	the cost recovery plan includes a moratorium on filing requests for adjustments in SCE&G’s base electric rates until 2021 (if the merger is approved by the SCPSC), which would limit Dominion Energy’s ability to recover increases in non-fuel related costs of electric operations for SCE&G’s customers; and

•	performance shortfalls as a result of the diversion of Dominion Energy management’s attention caused by completing the merger and integrating SCANA’s utility businesses.

For these reasons, you should be aware that it is possible that the integration process following the merger could result in the distraction of Dominion Energy’s management, the disruption of Dominion Energy’s ongoing business or inconsistencies in its services, standards, controls, procedures and policies, any of which could adversely affect the ability of Dominion Energy to maintain or establish relationships with current and prospective customers, vendors and employees or could otherwise adversely affect the business and financial results of Dominion Energy.

Dominion Energy and SCANA may be materially adversely affected by negative publicity related to the merger and in connection with other related matters, including the abandonment of the NND project.

From time to time, political and public sentiment in connection with the merger and in connection with other matters, including the abandonment of the NND project, has resulted and may continue to result in a significant amount of adverse press coverage and other adverse public statements affecting Dominion Energy and SCANA. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, have resulted and may continue to result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, as well as responding to and addressing adverse press coverage and other adverse public statements, can divert the time and effort of senior management from the management of Dominion Energy’s and SCANA’s respective businesses.

Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of Dominion Energy and SCANA, on the morale and performance of their employees and on their relationships with their respective regulators, customers and commercial counterparties. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Dominion Energy’s and SCANA’s respective business, financial condition, results of operations and prospects.

The market price of Dominion Energy common stock after the merger may be affected by factors different from those affecting the market price of SCANA common stock currently.

Upon completion of the merger, holders of SCANA common stock will become holders of Dominion Energy common stock. Dominion Energy’s business differs in important respects from that of SCANA, and,

accordingly, the results of operations of the combined company and the market price of Dominion Energy common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Dominion Energy and SCANA. For a discussion of the businesses of Dominion Energy and SCANA and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

The market value of Dominion Energy common stock could decline if large amounts of its common stock are sold following the merger; the market value of Dominion Energy’s common stock could also decline as a result of issuances and sales of Dominion Energy common stock other than in connection with the merger.

Following the merger, shareholders of Dominion Energy and former SCANA shareholders will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current shareholders of Dominion Energy and SCANA may not wish to continue to invest in the combined company, or may wish to reduce their investment in the combined company, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of stock indices in which Dominion Energy common stock or SCANA common stock is or was included. If, following the merger, large amounts of Dominion Energy common stock are sold, the price of its common stock could decline.

Furthermore, Dominion Energy cannot predict the effect that issuances and sales of its common stock, whether taking place before the merger (subject to the limitations of the merger agreement) or after the merger, including issuances and sales in connection with capital markets transactions, such as the forward sale of Dominion Energy common stock entered into in March 2018, or acquisition transactions, such as this offering, or other transactions, may have on the market value of its common stock. The issuance and sale of substantial amounts of its common stock could adversely affect the market value of such common stock.

The merger may not be accretive to operating earnings and may cause dilution to Dominion Energy’s earnings per share, which may negatively affect the market price of Dominion Energy common stock.

Dominion Energy currently anticipates that the merger will be immediately accretive to Dominion Energy’s forecasted operating earnings per share on a standalone basis. This expectation is based on preliminary estimates, which may materially change. Dominion Energy may encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the merger or be subject to other factors that affect preliminary estimates or its ability to realize operational efficiencies. Any of these factors could cause a decrease in Dominion Energy’s operating earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the price of Dominion Energy’s common stock. Dominion Energy expects that the initial effect of the merger on its GAAP earnings will be a decrease in such earnings due to anticipated charges for refunds to SCE&G electric customers, write-offs of regulatory assets and transaction costs.

Pending litigation against SCANA and Dominion Energy could result in an injunction preventing the completion of the merger or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

Following the announcement of the merger, four lawsuits have been filed asserting claims relating to the merger. First, an existing derivative lawsuit was amended to assert direct claims on behalf of a putative class of SCANA shareholders in the Court of Common Pleas of the County of Richland, South Carolina against the members of the SCANA board, Dominion Energy and Merger Sub, alleging breaches of various fiduciary duties by the members of the SCANA board in connection with the merger and alleging that Dominion Energy and Merger Sub aided and abetted such alleged breaches. Second, two putative class actions on behalf of SCANA shareholders have been filed in the Court of Common Pleas of the Counties of Lexington and Richland, South Carolina, respectively. The first of these lawsuits alleges that an officer of SCANA and certain members of the SCANA board breached various fiduciary duties in connection with the merger, and that SCANA, Dominion

Energy and Merger Sub aided and abetted such alleged breaches. The second of these lawsuits alleges that certain members of the SCANA board breached various fiduciary duties in connection with the merger, and that Dominion Energy and Merger Sub aided and abetted the alleged breaches. Among other remedies, the plaintiffs in each case seek to enjoin the merger and rescind the merger agreement. In addition, the second and third lawsuits seek in the alternative, should the merger be completed, an award of unspecified monetary damages. The fourth lawsuit is a complaint for violations of federal securities laws filed in the United States District Court for the District of South Carolina. This lawsuit asserts a claim for securities laws violations against SCANA and members of the SCANA board, and a claim for aiding and abetting against Dominion Energy and Merger Sub, in each case arising out of alleged misstatements and omissions in the Form S-4 containing a preliminary proxy statement of SCANA filed on February 14, 2018. Plaintiff seeks an order requiring defendants to disclose the alleged omitted or misrepresented information and/or an injunction to prevent consummation of the merger unless and until the alleged omitted or misrepresented information is disclosed.

While the defendants believe that dismissal is warranted, the outcome of any such litigation is inherently uncertain. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger closes may adversely affect the combined company’s business, financial condition or results of operation. See the section entitled “The Merger—Litigation Relating to the Merger” beginning on page 73 of this proxy statement/prospectus for more detail.

Derivative actions are pending against certain current and former SCANA directors and officers, the outcomes of which are uncertain; the actions are not likely to be resolved before the effective time of the merger, and the cost and recovery, if any, following the merger will burden or benefit, as applicable, all Dominion Energy shareholders and not only those Dominion Energy shareholders who had been SCANA shareholders; and it will not be known at the time of the SCANA special meeting whether the underlying claims in the derivative actions will be pursued against current and former SCANA directors and officers following the effective time of the merger.

Derivative actions have been filed in South Carolina state and federal court by putative shareholders of SCANA, asserting breach of fiduciary duty and other state law claims on behalf of SCANA against certain of SCANA’s current and former directors and officers, as described in the sections entitled “The Merger—Litigation Relating to the Merger” and “The Merger—Other Legal Proceedings” beginning on pages 73 and 74, respectively, of this proxy statement/prospectus. Although the underlying claims of SCANA asserted in the derivative actions would survive the closing of the merger, those claims would become controlled by Dominion Energy after the merger. Consequently, for purposes of voting on the merger, SCANA shareholders should assume that if the merger becomes effective, the plaintiffs in the pending derivative actions would lose their standing as SCANA shareholders to continue pursuing the derivative claims in those suits. If the claims asserted in the derivative actions have not been resolved prior to the effective time of the merger, the Dominion Energy board may have the opportunity to determine whether it is in the best interest of Dominion Energy shareholders to pursue those claims. Additionally, Dominion Energy shareholders, including current SCANA shareholders who become Dominion Energy shareholders through the merger, may make a demand on the Dominion Energy board to pursue those claims. Whether any such demand will result in Dominion Energy pursuing such claims, or if not, whether Dominion Energy shareholders would thereafter choose to pursue such claims as so-called double derivative claims, is not known. Thus, if the claims are not resolved prior to the effective time of the merger, it is possible that the derivative claims will not be pursued, despite the allegation by the plaintiffs in the derivative actions that such claims have substantial value to SCANA.

Moreover, while recovery, if any, on the derivative claims in the derivative actions obtained in the absence of the merger would benefit only SCANA and, indirectly as a result, SCANA shareholders, if the derivative claims are successfully pursued by Dominion Energy or its shareholders following the effective time of the merger, any recovery by them will benefit Dominion Energy, and current SCANA shareholders are only expected to own approximately 12 to 13% of the issued and outstanding Dominion Energy common stock as a result of the merger. At the same time, if such claims are unsuccessfully pursued by Dominion Energy the costs related thereto will burden Dominion Energy. In addition, any recovery by Dominion Energy after the effective time of the merger may be substantially or completely offset by the obligation of Dominion Energy under the merger agreement to indemnify, and to cause SCANA to honor its obligations to indemnify, directors and officers of SCANA for liabilities relating to their service prior to the effective time of the merger. See the section entitled “The Merger—Interests of SCANA’s Directors and Executive Officers in the Merger—Director and Officer Indemnification” beginning on page 79 of this proxy statement/prospectus.

The unaudited pro forma combined financial information and prospective financial information included in this proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following the merger.

The unaudited pro forma combined financial information and prospective financial information contained in this proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of Dominion Energy and SCANA prior to the merger or that of the combined company following the merger for several reasons. See the sections entitled “Equivalent and Comparative Per Share Information” beginning on page 14 of this proxy statement/prospectus and “Unaudited Pro Forma Consolidated Financial Statements” beginning on page 116 of this proxy statement/prospectus.

The actual financial positions and results of operations of Dominion Energy and SCANA prior to the merger and those of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma combined financial information and prospective financial information included in this proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and prospective financial information included in this proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the share price of Dominion Energy may cause a significant change in the purchase price and the pro forma financial information.

Dominion Energy has goodwill and other intangible assets on its balance sheet, and these amounts will increase as a result of the merger. If its goodwill or other intangible assets become impaired in the future, Dominion Energy may be required to record a significant, non-cash charge to earnings and reduce its shareholders’ equity.

Upon the completion of the merger, Dominion Energy will record as goodwill the excess of the purchase price paid by Dominion Energy over the fair value of SCANA’s assets and liabilities as determined for financial accounting purposes. Under GAAP, intangible assets are reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that its carrying value may not be recoverable. If Dominion Energy’s intangible assets, including goodwill as a result of the merger, are determined to be impaired in the future, Dominion Energy may be required to record a significant, non-cash charge to earnings during the period in which the impairment is determined.

The shares of Dominion Energy common stock to be received by SCANA shareholders as a result of the merger will have different rights from the shares of SCANA common stock.

Upon completion of the merger, SCANA shareholders will become Dominion Energy shareholders and their rights as shareholders will be governed by the Virginia Stock Corporation Act, which we refer to as the VSCA, and Dominion Energy’s amended and restated articles of incorporation, which we refer to as the Dominion Energy charter, and amended and restated bylaws, which we refer to as the Dominion Energy bylaws. The rights associated with SCANA common stock are different from the rights associated with Dominion Energy common stock. See the section entitled “Comparison of Shareholder Rights” beginning on page 126 of this proxy statement/prospectus for a summary of the material differences between the rights of holders of Dominion Energy common stock and the rights of holders of SCANA common stock.

The merger may fail to qualify as a tax-deferred reorganization for federal tax purposes, resulting in the SCANA shareholders’ recognition of taxable gain or loss in respect of their SCANA common stock.

Dominion Energy and SCANA intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. At the time of effectiveness of the registration statement relating to this proxy statement/prospectus, Dominion Energy and SCANA have obtained written tax opinions from Morgan, Lewis & Bockius, LLP, special tax counsel to Dominion Energy, and from Mayer Brown LLP, legal counsel to SCANA, respectively, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, Dominion Energy and SCANA expect to receive written tax opinions from Morgan, Lewis & Bockius LLP and Mayer Brown LLP, respectively, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such tax opinions were and will be based on customary assumptions and representations made by Dominion Energy and SCANA, as well as certain covenants and undertakings by Dominion Energy and SCANA. Such opinions will not bind the Internal Revenue Service, which we refer to as the IRS, or any court, or prevent the IRS from adopting a contrary position. In addition, neither Dominion Energy nor SCANA intends to request a ruling from the IRS regarding the U. S. federal income tax consequences of the merger. Accordingly, even with the tax opinions that conclude that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS, will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. If the merger fails to qualify as a reorganization, a SCANA shareholder generally would recognize gain or loss for U. S. federal income tax purposes on each share of SCANA common stock surrendered in an amount equal to the difference between such shareholder’s adjusted tax basis in that share and the fair market value of the merger consideration received in exchange for that share upon completion of the merger. SCANA shareholders should read the section entitled “The Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page 66 of this proxy statement/prospectus and consult their own tax advisors regarding the U.S. federal income tax consequences of the merger to SCANA shareholders in their particular circumstances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the information incorporated by reference in this proxy statement/prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Forward-looking statements are based on the current beliefs and assumptions of the management of Dominion Energy and SCANA and can often be identified by terms and phrases that include “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “would,” “could,” “may,” “plan,” “project,” “predict,” “will,” “potential,” “forecast,” “target,” “guidance,” “outlook,” or other similar terminology. Various factors may cause actual results to be materially different than the suggested outcomes within forward-looking statements; accordingly, there is no assurance that such results will be realized.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements included or incorporated by reference in this proxy statement/prospectus might not occur or might occur to a different extent or at a different time than described. Actual results may differ materially from the current expectations of Dominion Energy and SCANA depending on a number of factors affecting their businesses and risks associated with the successful execution of the merger and the integration and performance of their businesses following the merger. In evaluating these forward-looking statements, you should carefully consider the risks described herein and in other reports that Dominion Energy and SCANA file with the SEC. See the sections entitled “Risk Factors” beginning on page 17 of this proxy statement/prospectus and “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus. Factors which could have a material adverse effect on operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the risk that SCANA shareholders may not approve the merger proposal;

•	the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, may be burdensome and/or fail to satisfy the requirements of the merger agreement;

•	the risk that any repeal of or amendment to the BLRA may be enacted that does not satisfy the requirements of the merger agreement;

•	the risk that a condition to closing of the merger may not be satisfied;

•	the timing of the completion the merger;

•	the possibility that the anticipated benefits from the merger cannot be fully realized or may take longer to realize than expected;

•	risks related to disruption of management time from ongoing business operations due to the merger;

•	the possibility that costs, difficulties or disruptions related to the integration of SCANA’s operations into Dominion Energy will be greater than expected;

•	the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity;

•	changes in the future cash requirements of Dominion Energy following the merger, whether caused by unanticipated increases in capital expenditures or otherwise;

•	risks related to any legal proceedings that have been or may be instituted against Dominion Energy, SCANA and/or others relating to the merger; and

•	the effect of the announcement of the merger on Dominion Energy’s and SCANA’s operating results and businesses generally.

Except as otherwise required by law, neither Dominion Energy nor SCANA is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this proxy statement/prospectus are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

THE COMPANIES

Dominion Energy

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Headquartered in Richmond, Virginia and incorporated in Virginia in 1983, Dominion Energy is one of the nation’s largest producers and transporters of energy, with a portfolio of approximately 26,000 megawatts of electric generation, 66,600 miles of natural gas transmission, gathering, storage and distribution pipelines and 64,500 miles of electric transmission and distribution lines. Dominion Energy’s strategy is to be a leading provider of electricity, natural gas and related services to customers primarily in the eastern and Rocky Mountain regions of the U.S. Dominion Energy operates one of the largest natural gas storage systems in the U.S. with approximately 1 trillion cubic feet of capacity, and serves nearly 6 million utility and retail energy customers.

Dominion Energy is focused on expanding its investment in regulated electric generation, transmission and distribution and regulated natural gas transmission and distribution infrastructure. Dominion Energy’s nonregulated operations include merchant generation, energy marketing and price risk management activities and natural gas retail energy marketing operations. Dominion Energy’s operations are conducted through various subsidiaries, including (i) Virginia Electric and Power Company, a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina, which we refer to as Virginia Power, (ii) Dominion Energy Gas Holdings, LLC, a holding company for the majority of Dominion Energy’s regulated natural gas businesses, which conducts business activities through a regulated interstate natural gas transmission pipeline and underground storage system, a local, regulated natural gas transportation and distribution network and natural gas gathering and processing facilities, which we refer to Dominion Energy Gas, and (iii) Dominion Energy Questar Corporation, a holding company for Dominion Energy’s primarily regulated natural gas businesses, including retail natural gas distribution in Utah, Wyoming and Idaho and related natural gas development and production. Dominion Energy also owns the general partner, 50.5% of the common and subordinated units and 37.5% of the convertible preferred interests in Dominion Energy Midstream Partners, LP, which was formed by Dominion Energy to own and grow a portfolio of natural gas terminaling, processing, storage, transportation and related assets.

Dominion Energy’s common stock is listed on the NYSE under the symbol “D.”

Additional information about Dominion Energy is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

SCANA

100 SCANA Parkway

Cayce, South Carolina 29033

(803) 217-9000

SCANA is a South Carolina corporation created in 1984 as a holding company. SCANA, through its wholly owned regulated subsidiaries, is primarily engaged in the generation, transmission, distribution and sale of electricity in the central, southern and southwestern portions of South Carolina and in the purchase, transmission and sale of natural gas in North Carolina and South Carolina. SCANA, through a wholly owned nonregulated subsidiary also markets natural gas to retail customers in Georgia and to wholesale customers in the southeast United States.

SCANA common stock is traded on the NYSE under the symbol “SCG.”

Additional information about SCANA and its subsidiaries is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

Merger Sub

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Merger Sub, a wholly owned subsidiary of Dominion Energy, is a South Carolina corporation formed on December 29, 2017 for the purpose of effecting the merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the merger.

THE SPECIAL MEETING

Date, Time and Place

The special meeting will be held at 9:00 a.m., Eastern Daylight Time on July 31, 2018 at the Columbia Conference Center, 169 Laurelhurst Avenue, Columbia, South Carolina 29210. Registration will begin at 8:30 a.m.

Purpose of the Special Meeting

The special meeting is being held for the SCANA shareholders to consider and vote on the following proposals:

1.	the proposal to approve the merger agreement, pursuant to which Merger Sub will be merged with and into SCANA, with SCANA surviving the merger as a wholly owned subsidiary of Dominion Energy, and each outstanding share of SCANA common stock will be converted into the right to receive 0.6690 of a share of Dominion Energy common stock, with cash paid in lieu of fractional shares;

2.	the proposal to approve, on a non-binding advisory basis, the compensation to be paid to SCANA’s named executive officers that is based on or otherwise relates to the merger; and

3.	the proposal to adjourn the special meeting, if necessary or appropriate, in the view of the SCANA board to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of the special meeting to approve the merger proposal.

Recommendations of the SCANA Board

The SCANA board unanimously (i) determined that it is in the best interests of SCANA and the SCANA shareholders that SCANA enter into the merger agreement and complete the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement, (ii) adopted the merger agreement and approved the transactions contemplated by the merger agreement, including the merger, (iii) directed that the approval of the merger agreement be submitted to a vote at a meeting of the SCANA shareholders and (iv) resolved to recommend that the SCANA shareholders approve the merger agreement, which we refer to as the SCANA board recommendation. For a description of factors considered by the SCANA board in making the above recommendation, see the section entitled “The Merger—SCANA’s Reasons for the Merger; Recommendation of the SCANA Board” beginning on page 43 of this proxy statement/prospectus.

The SCANA board recommends that you vote (i) “FOR” the merger proposal, (ii) “FOR” the merger-related compensation proposal and (iii) “FOR” the adjournment proposal.

Record Date; Stock Entitled to Vote

Only holders of record of shares of SCANA common stock at the close of business on May 31, 2018 are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement of the special meeting. We refer to this date as the record date for the special meeting. Upon written request by a SCANA shareholder, a list of SCANA shareholders entitled to vote at the special meeting will be available for inspection at SCANA’s Corporate Headquarters, 100 SCANA Parkway, Cayce, South Carolina 29033, during business hours from June 8, 2018 through the date of the special meeting. The list will also be available at the special meeting for examination by any shareholder of record of SCANA present at the special meeting.

As of the record date for the special meeting, the directors and executive officers of SCANA as a group owned and were entitled to vote 475,107 shares of SCANA common stock, or approximately 0.3324% of the outstanding shares of SCANA common stock on that date. SCANA currently expects that its directors and executive officers will vote their shares in favor of approval of the merger proposal, but none of SCANA’s directors or executive officers have entered into any agreement obligating them to do so.

Quorum

A quorum requires the presence, in person or by proxy, of the holders of a majority of the shares of SCANA common stock outstanding and entitled to vote. A quorum is needed to conduct the votes on the merger proposal and the merger-related compensation proposal. Abstentions, if any, will be counted as present and entitled to vote for purposes of determining the presence or absence of a quorum.

Required Vote

Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of SCANA common stock.

The merger-related compensation proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Because the vote on the merger-related compensation proposal is non-binding, if the merger agreement is approved by the SCANA shareholders and the merger is completed, the compensation that is the subject of the merger-related compensation proposal, which includes amounts SCANA is contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal.

Abstentions and Broker Non-Votes

Your failure to vote, or failure to instruct your broker, bank or other nominee to vote, or your abstention from voting, will have the same effect as a vote against the merger proposal (unless your shares are held through the Plan, as described on page xi of this proxy statement/prospectus), but will not be counted as a vote “for” or “against” the merger-related compensation proposal or the adjournment proposal. If you own shares of SCANA common stock as a participant in the Plan, and you do not instruct the Plan’s trustee how your Plan shares are to be voted, the Plan trustee will instruct the proxy agents to vote your shares in the same proportion as the Plan shares for which the Plan’s trustee received instructions were voted.

Voting at the Special Meeting

Whether or not you plan to attend the special meeting, please promptly vote your shares of SCANA common stock by submitting a proxy to ensure your shares are represented at the meeting. You may also vote in person at the special meeting.

Voting in Person

An admission ticket or proof of share ownership as of the record date is required to attend the special meeting in person. If you plan to use the admission ticket, please remember to detach the admission ticket from your proxy card before mailing your proxy card. If you forget to bring the admission ticket, you will be admitted to the special meeting only if you are listed as a shareholder of record as of the record date and you bring proof of identification. If you hold your shares through a broker, bank or other nominee, you must provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker, bank or other nominee or a brokerage statement showing your share ownership as of the record date. If you are a shareholder of record and your shares are owned jointly and you need an additional admission ticket, you should contact the SCANA Corporate Secretary, SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, or call 803-217-7568.

You may vote in person at the special meeting by submitting your signed proxy card or requesting a ballot at the special meeting. Please note, however, that if your shares of SCANA common stock are held in “street name,” which means your shares of SCANA common stock are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a “legal proxy” from the record holder (your broker, bank or other nominee) of the shares of SCANA common stock authorizing you to vote at the special meeting.

Voting by Proxy

You should vote your proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting or revoke your proxy before the special meeting.

Your enclosed proxy card includes specific instructions for voting your shares of SCANA common stock. SCANA’s electronic voting procedures are designed to authenticate your identity and to ensure that your votes are accurately recorded. When the accompanying proxy is returned properly executed, the shares of SCANA common stock represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares of SCANA common stock to be voted with regard to a particular proposal, your shares of SCANA common stock will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the special meeting and cannot be voted.

If your shares of SCANA common stock are held in an account with a broker, bank or other nominee, you have received a separate voting instruction card in lieu of a proxy card and you must follow those instructions in order to vote.

Changing or Revoking Your Proxy or Voting Instructions

You have the power to change your vote (i.e., revoke your proxy) at any time before your proxy is voted at the special meeting. If you are a shareholder of record (i.e., you hold your shares directly in your name), you may accomplish this by granting a new proxy (by telephone, Internet or mail) bearing a later date or by attending the special meeting and voting in person (each of which automatically revokes the earlier proxy). However, your attendance at the special meeting alone will not revoke any proxy that you have previously given. If you hold your shares in “street name,” you must follow the instructions on the voting instruction card you received from your broker, bank or other nominee in order to change or revoke your instructions. If you own shares of SCANA common stock as a participant in the Plan, you must follow the directions you receive from the Plan’s trustee in order to change or revoke your vote. As described on page xi of this proxy statement/prospectus, there is a deadline for providing directions for voting shares allocated to a Plan account that is earlier than the deadline for voting shares not held through the Plan.

Solicitation of Proxies

SCANA has engaged Georgeson LLC to assist in the solicitation of proxies for the special meeting and has agreed to pay them a fee of approximately $20,000 for their services plus associated costs and expenses. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of SCANA, without additional remuneration, by personal interview, telephone, electronic communication or otherwise. SCANA will also request brokers, banks and nominees to forward proxy materials to the beneficial owners of shares of SCANA common stock held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

THE MERGER

Effects of the Merger

Upon completion of the merger, Merger Sub will be merged with and into SCANA. SCANA will be the surviving corporation.

At the effective time of the merger, each share of SCANA common stock issued and outstanding immediately prior to the effective time of the merger (other than cancelled shares), whether represented by a SCANA stock certificate or in non-certificated form and represented by book-entry, will be automatically converted into the right to receive the merger consideration.

Dominion Energy will not issue fractional shares of Dominion Energy common stock in the merger. Instead, each SCANA shareholder who would otherwise be entitled to receive fractional shares of Dominion Energy common stock in the merger (after aggregating all fractional shares of Dominion Energy common stock issuable to such holder) will be entitled to an amount of cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of such fractional shares of Dominion Energy common stock issuable to such holder and (ii) the volume-weighted average price, rounded to four decimal places, of Dominion Energy common stock for the ten consecutive trading days ending on and including the second trading day prior to the effective time of the merger, which we refer to as the average price.

Background of the Merger

In 2007, lawmakers in South Carolina passed the BLRA which was intended to encourage investment in nuclear construction by enabling electric utilities to finance that investment by commencing to recover financing costs incurred during construction rather than having to wait until the units were placed into service. In 2008, SCE&G and Santee Cooper announced plans to construct the two Westinghouse AP1000 Advanced Passive Safety nuclear units in Jenkinsville, South Carolina which would serve as the centerpiece of the NND project. In 2009, the SCPSC approved SCE&G’s combined application pursuant to the BLRA and other laws seeking a certificate of environmental compatibility and public convenience and necessity and for a base load review order relating to the proposed construction and operation by SCE&G and Santee Cooper of the two nuclear units contemplated by the NND project. In 2012, SCE&G and Santee Cooper received a Combined Operating License from the NRC with respect to the NND project, and in 2013, SCE&G and Santee Cooper officially commenced nuclear construction on the two nuclear units that were the centerpiece of the NND project.

Senior management of SCANA and the SCANA board regularly review and discuss SCANA’s business strategies and prospects.

In late 2016, in light of then-current facts and circumstances related to the electric and gas utility industries in general and SCANA in particular, senior management of SCANA and the SCANA board began preliminary preparations with respect to a process to proactively explore the possibility of a potential strategic transaction. These preliminary preparations included high-level discussions with Mayer Brown LLP, SCANA’s outside legal counsel which we refer to as Mayer Brown, and with Morgan Stanley and RBC Capital Markets, although neither Morgan Stanley nor RBC Capital Markets was formally engaged by SCANA as a financial advisor in connection with exploring the possibility of a potential strategic transaction at this time. These discussions included consulting with Morgan Stanley and RBC Capital Markets regarding certain third parties that Morgan Stanley and RBC Capital Markets would suggest contacting regarding their interest in a potential strategic transaction involving SCANA if the SCANA board elected to commence a process to explore the possibility of a potential strategic transaction. In mid-December 2016, the SCANA board, having completed these preliminary preparations, elected to defer a formal decision about whether or not to commence a process to explore the possibility of a potential strategic transaction until early January 2017. However, in late December 2016 there were developments that raised questions about the financial well-being of Westinghouse Electric Company LLC, which we refer to as Westinghouse, the primary contractor on the NND project with which SCE&G had a fixed price contract for Westinghouse’s services in connection with the construction of the NND project. In light of these developments, the SCANA board elected in early January 2017 not to commence a process to explore the possibility of a potential strategic transaction.

On March 29, 2017, Westinghouse filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code and, in doing so, indicated an intention to reject the fixed price contract with SCE&G for Westinghouse’s services in connection with the construction of the NND project. In connection therewith, SCE&G and Santee Cooper entered into an Interim Assessment Agreement with Westinghouse concerning the NND project. This agreement was designed to allow for a transition and evaluation period during which SCE&G and Santee Cooper could continue to make progress on the NND project.

Westinghouse’s circumstances led SCANA to undertake an extensive analysis of possible alternatives then available for the NND project. In the months following the Westinghouse bankruptcy filing, in addition to extensively analyzing possible alternatives available for the NND project, senior management of SCANA and the SCANA board also considered various strategic alternatives available to SCANA under the circumstances.

In late March 2017, the chief executive officer of another utility company, which we refer to as Party A, approached Kevin B. Marsh, who was at that time the Chairman of the Board, President and Chief Executive Officer of SCANA, at an industry event they were both attending and told Mr. Marsh that Party A would be interested in talking to SCANA if SCANA decided at some point that it was interested in potentially pursuing a strategic transaction. Mr. Marsh informed D. Maybank Hagood, who was at that time the lead independent director of the SCANA board, of this conversation shortly after it occurred and then informed the SCANA board of this conversation at the next regularly scheduled board meeting on April 27, 2017.

On May 5, 2017, Mr. Marsh and Thomas F. Farrell, II, Dominion Energy’s Chairman, President and Chief Executive Officer, met in Columbia, South Carolina. The meeting was arranged at the request of Mr. Farrell. At this meeting, Mr. Farrell conveyed to Mr. Marsh various concepts and potential terms related to a potential strategic transaction between SCANA and Dominion Energy. These concepts and terms, which Mr. Farrell indicated did not constitute an offer with respect to a potential transaction, included, among other things, preliminary indications regarding the potential consideration (consisting of up to 50% cash and the remainder Dominion Energy common stock and reflecting in total a premium of approximately 15% over the recent price of SCANA common stock) that would be received by SCANA’s shareholders in connection with the transaction. Mr. Marsh told Mr. Farrell that SCANA was still in the process of evaluating the NND project and that he would get back to him when the evaluation process was substantially complete.

Later on May 5, 2017, a telephonic meeting of the SCANA board was held. Members of SCANA’s senior management and representatives of Mayer Brown attended the meeting. At this meeting Mr. Marsh described for the SCANA board the meeting he had with Mr. Farrell earlier that day. The SCANA board discussed whether, in light of the preliminary interest in a potential strategic transaction expressed by Dominion Energy, it was prudent to commence a process to explore the possibility of a potential strategic transaction. In light of the considerable uncertainty surrounding the NND project and the challenges that third parties would have in valuing SCANA in light of those uncertainties, the SCANA board elected not to do so at that time.

On May 12, 2017, in a meeting arranged by Mr. Marsh, Mr. Marsh had a conversation with the chief executive officer of another utility company, which we refer to as Party B, and asked whether Party B might be interested in acquiring an ownership interest in the NND project. The chief executive officer responded that Party B would consider the matter. On May 22, 2017, the chief executive officer of Party B informed Mr. Marsh that Party B was not interested in acquiring an ownership interest in the NND project.

In mid-June 2017, Mr. Marsh called Mr. Farrell, telling him that SCANA’s evaluation of the NND project was taking longer than expected and that he still planned to get back to him with respect to the conceptual proposal made by Mr. Farrell at their meeting on May 5, 2017 after more progress was made in the evaluation of the NND project.

On June 26, 2017, SCANA and Santee Cooper announced that the Interim Assessment Agreement with Westinghouse concerning the NND project had been amended to extend the term of the agreement through August 10, 2017. The agreement extension allowed SCANA and Santee Cooper additional time to maintain their options by continuing construction on the NND project, while examining relevant information for a thorough and careful assessment to determine the most prudent path forward.

On July 12, 2017, Mr. Marsh and Jimmy E. Addison, who was at that time the Executive Vice President and Chief Financial Officer of SCANA, met with Mr. Farrell and Mark F. McGettrick, Dominion Energy’s Executive Vice President and Chief Financial Officer, in Columbia, South Carolina. The meeting was arranged at the request of Mr. Marsh. At the meeting, Mr. Marsh stated that he was not going to respond to the conceptual proposal communicated by Mr. Farrell at their meeting on May 5, 2017, but rather wanted to provide Dominion Energy with an update regarding SCANA’s evaluation of the NND project and to convey to Dominion Energy certain additional information about SCANA’s situation and circumstances and about Santee Cooper and its generation needs for the future. Mr. Marsh asked Mr. Farrell if Dominion Energy had any interest in acquiring all or a portion of Santee Cooper’s interest in the NND project. Mr. Farrell said that Dominion Energy had no such interest. Rather, Mr. Farrell stated that Dominion Energy was interested in proceeding with a due diligence review for a strategic transaction with SCANA. Mr. Marsh responded that SCANA was not prepared to proceed with that step at that time. The participants in the meeting then discussed certain of the terms that would need to be considered if the parties were to proceed to evaluate a strategic transaction. At the end of this meeting, the representatives of SCANA and Dominion Energy agreed to keep in touch as developments warranted.

On July 17, 2017, an in-person meeting of the SCANA board was held. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley and RBC Capital Markets attended this meeting. At this meeting, the SCANA board engaged in an extensive evaluation and discussion of various alternatives available for the NND project: complete both units, complete one unit and abandon (or postpone further construction of) the other unit or abandon both units. The SCANA board noted that its decision with respect to these three alternatives was heavily dependent on Santee Cooper’s decision regarding its interest in the NND project. Also at that meeting, Mr. Marsh described to the SCANA board the meeting with the representatives of Dominion Energy on July 12, 2017 and further discussions ensued among the directors, management and the advisors regarding the NND project, the meeting with Dominion Energy and other related matters. After discussion, the SCANA board concluded not to pursue further discussions with Dominion Energy or others regarding a strategic transaction at that time.

On July 27, 2017, SCANA and Santee Cooper issued a joint press release that stated, among other things, that there were significant challenges to completing construction of one or both units of the NND project.

On July 31, 2017, Santee Cooper announced its decision to suspend construction of the NND project. Later on July 31, 2017, following a telephonic meeting of the SCANA board, SCE&G announced that, in light of its analysis and evaluation of the NND project and Santee Cooper’s decision to suspend construction, it would cease construction on the NND project. This announcement led various stakeholders, including rate payers, shareholders, legislative committees, regulators, and other government officials, to commence inquiries into, and in some cases legal challenges with respect to, SCANA’s decision to cease construction on the NND project, many of which inquiries and legal challenges remain ongoing.

On August 1, 2017, SCE&G presented the results of its evaluation of the costs necessary to complete the NND project and the basis of its decision to abandon the project in an Allowable Ex Parte Communication Briefing to the SCPSC and filed a petition with the SCPSC under the BLRA seeking, among other things, recovery of certain costs related to the construction of the NND project in light of the decision to abandon construction.

In early August 2017, Mr. Marsh received a call from an executive of another utility company, which we refer to as Party C. During this call, the executive of Party C indicated to Mr. Marsh that Party C would be interested in talking to SCANA if SCANA was interested in pursuing a strategic transaction. At about that time, the chief executive officer of Party A also contacted Mr. Marsh and re-expressed Party A’s interest in discussing a strategic transaction with SCANA if SCANA was interested in such a transaction. Also at about that time, Mr. Marsh had a conversation with the chief executive officer of Party B in which Party B did not raise the topic of a possible strategic transaction with SCANA. Mr. Marsh informed the SCANA board of these conversations shortly after they took place.

On August 15, 2017, SCE&G voluntarily withdrew the petition it had filed with the SCPSC on August 1, 2017 under the BLRA in response to concerns raised by various stakeholders with respect to the petition, and to allow adequate time for governmental officials to conduct their reviews.

On September 26, 2017, the office of Alan Wilson, the Attorney General for the State of South Carolina, issued an opinion of Robert D. Cook, the Solicitor General for the State of South Carolina, contending, among other things, that the BLRA was “suspect” under the Constitution of the United States and the Constitution of the State of South Carolina.

Following up on a telephone call from Mr. Farrell on September 29, 2017, on October 1, 2017, Mr. Marsh and Mr. Addison met with Mr. Farrell and Mr. McGettrick in Columbia, South Carolina at Mr. Farrell’s request. At this meeting, Mr. Farrell conveyed to Mr. Marsh and Mr. Addison various concepts and potential terms related to a potential strategic transaction between SCANA and Dominion Energy. These concepts and terms, which Mr. Farrell indicated did not constitute an offer with respect to a potential transaction, were intended to address the various issues that had arisen since SCE&G announced it was abandoning the NND project. These concepts and terms included consideration to SCANA’s shareholders in the form of 70% Dominion Energy common stock and 30% cash, reflecting in total a premium of approximately 20% over the recent price of SCANA common stock, and an immediate rate credit for SCE&G’s customers, maintenance of rates related to the NND project at or below current levels, a reduced amortization period for SCANA’s investment in the NND project and a write-off of a portion of that investment. The transaction would involve expedited due diligence and would be subject to regulatory approval of the terms. At the end of the meeting, Mr. Marsh told Mr. Farrell and Mr. McGettrick that SCANA’s situation was very complex and involved a number of variables and considerations; however, Mr. Marsh also said that SCANA’s board and management would consider what Mr. Farrell and Mr. McGettrick had conveyed and get back to them.

On October 4, 2017, Mr. Marsh called Mr. Farrell and told him that he would be presenting what Dominion Energy had conveyed at the October 1, 2017 meeting to the SCANA board. Mr. Marsh reiterated to Mr. Farrell that SCANA’s present circumstances that had arisen out of the abandonment of the NND project were very complex and involved a number of variables and considerations.

Also on October 4, 2017, Mr. Marsh received a telephone call from the chief executive officer of Party A. The chief executive officer told Mr. Marsh that Party A had been separately approached about a potential purchase of Santee Cooper and wanted to discuss the potential for SCANA and Party A to also engage in a strategic transaction. The chief executive officer of Party A also asked that SCANA agree to exclusivity obligations to restrict SCANA from seeking or negotiating with other parties regarding a strategic transaction and indicated that Party A would be unwilling to make a proposal to SCANA at that time without such exclusivity terms. Mr. Marsh asked if there were any concepts or terms related to such a potential transaction involving SCANA that Party A was able to provide and the chief executive officer of Party A responded that Party A had no such concepts or terms to provide at that time, but that they were working on several ideas.

On October 6, 2017, a representative of Party C again indicated to Mr. Marsh in a meeting requested by the representative that Party C would be interested in talking to SCANA about a potential strategic transaction if

SCANA was interested in considering such a transaction, but the representative did not propose any concepts or terms that would apply to such a possible transaction or any process that would apply to the consideration of such a transaction.

An in-person meeting of the SCANA board was held on October 6, 2017. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley and RBC Capital Markets attended this meeting. At this meeting, Mr. Marsh described for the SCANA board the recent discussions with each of Dominion Energy, Party A and Party C. The SCANA board, together with SCANA’s management, Morgan Stanley, RBC Capital Markets and Mayer Brown, then discussed whether it was prudent to commence a limited process to identify potential acquirors of SCANA at that time. After weighing the considerations involved and the consequences of commencing such a process, the SCANA board determined to move forward with exploring the possibility of a strategic transaction with Dominion Energy and with Party A, including providing due diligence information to each of Dominion Energy and Party A, and authorized SCANA’s management and advisors to proceed accordingly. After the representatives of Morgan Stanley and RBC Capital Markets were excused from the meeting, representatives of Mayer Brown summarized for the SCANA board the material terms proposed by Morgan Stanley and RBC Capital Markets regarding their respective engagements as a financial advisor to SCANA in connection with a possible strategic transaction.

After the conclusion of the meeting of the SCANA board on October 6, 2017, Mr. Marsh called Mr. Farrell to inform him of the SCANA board’s decision to proceed to explore a potential transaction with Dominion Energy (without any exclusivity obligations on SCANA) and called the chief executive officer of Party A to inform the chief executive officer of the SCANA board’s decision to proceed to explore a potential transaction with Party A (without any exclusivity obligations on SCANA).

On October 8, 2017, SCANA entered into a confidentiality agreement with Dominion Energy and a confidentiality agreement with Party A. Each of such confidentiality agreements contained standstill provisions which, among other things, restricted the ability of Dominion Energy and Party A to acquire or offer to acquire any SCANA securities and to submit any proposal or offer relating to a business combination with SCANA without the SCANA board’s prior written consent, except that the standstill restrictions would terminate (other than those relating to acquisitions of SCANA securities) in the event that SCANA announced it had entered into a definitive agreement relating to a strategic transaction. In connection with or prior to entering into such confidentiality agreements, each of Dominion Energy and Party A sought restrictions on SCANA’s ability to seek or negotiate with other parties regarding a possible strategic transaction, but SCANA did not agree to any such restrictions. Shortly thereafter, Dominion Energy and Party A were granted access to a data room and a due diligence process was commenced with Dominion Energy and with Party A.

On October 10, 2017, the chief executive officer of Party B called Mr. Marsh and indicated that Party B did not have any interest in acquiring an interest in the NND project but that Party B was willing to talk with SCANA about a potential strategic transaction if SCANA was considering strategic options. The chief executive officer of Party B did not propose any concepts or terms that would apply to such possible transaction or any process that would apply to the consideration of such a transaction.

Also, on October 10, 2017, Mr. Marsh, Mr. Addison and Jim O. Stuckey, SCANA’s Senior Vice President and General Counsel, met with the chief executive officer and other representatives of Party A in Columbia, South Carolina. At this meeting, the representatives of Party A conveyed some of the benefits and opportunities that might result from a potential strategic transaction between SCANA and Party A and indicated that a combination of Party A and SCANA would involve SCANA’s shareholders receiving solely the common stock of Party A in the transaction. The chief executive officer of Party A stated that Party A was not in the position at that time to indicate the amount of consideration SCANA’s shareholders would receive. The chief executive officer again requested that SCANA agree to exclusivity obligations restricting SCANA’s ability to seek or negotiate with other parties regarding a potential strategic transaction.

A telephonic meeting of the SCANA board was held on October 12, 2017. Members of SCANA’s senior management and representatives of Mayer Brown attended this meeting. At this meeting, Mr. Marsh described for the SCANA board the recent telephone call with Party B, recent meeting with Party A and recent communications from Dominion Energy indicating its desire to move forward with discussions expeditiously. Also, representatives of Mayer Brown summarized for the SCANA board certain matters related to the proposed engagements of Morgan Stanley and RBC Capital Markets as SCANA’s financial advisors, including the material proposed terms for such engagements and the disclosures made by Morgan Stanley and RBC Capital Markets with respect to their respective material relationships with Dominion Energy, Party A, Party B and Party C. In consultation with Mayer Brown, the SCANA board determined that none of such relationships of SCANA’s financial advisors were sufficiently material to adversely affect the ability of Morgan Stanley or RBC Capital Markets to act as financial advisors to SCANA in connection with a potential strategic transaction.

On October 13, 2017, the SCANA board, acting by written consent, approved the engagements of Morgan Stanley and RBC Capital Markets to serve as financial advisors to SCANA in connection with a possible strategic transaction and SCANA subsequently engaged each of Morgan Stanley and RBC Capital Markets.

Throughout October and November 2017, Dominion Energy conducted due diligence on SCANA and SCANA conducted reverse due diligence on Dominion Energy. However, no significant negotiation of terms of a potential strategic transaction between SCANA and Dominion Energy occurred during this time.

In mid-October 2017, Party A’s chief executive officer told Mr. Marsh that, in light of the considerable uncertainty resulting from SCE&G’s decision to abandon the NND project, including uncertainty regarding future electric rates, Party A was not able to narrow a valuation range for SCANA. Subsequent to this, Party A did not continue participation in the due diligence process and ceased to communicate interest in a potential strategic transaction with SCANA.

An in-person meeting of the SCANA board was held on October 24, 2017. Members of SCANA’s senior management and representatives of Mayer Brown attended this meeting. Among other things discussed at this meeting, the SCANA board discussed the status of discussions with Dominion Energy and Party A as well as the status of SCANA’s analysis of a potential strategic transaction more generally.

A telephonic meeting of the SCANA board was held on October 26, 2017. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley and RBC Capital Markets attended this meeting. Mr. Marsh informed the SCANA board of developments with respect to SCANA’s consideration of a potential strategic transaction. Mr. Marsh explained that SCANA had primarily been focused on trying to reach a settlement on rates and other regulatory matters resulting from the decision to abandon the NND project and participating in legislative hearings related to the same and further discussions ensued among the directors, management and the advisors regarding the potential for a strategic transaction with Dominion Energy and regulatory and related matters. After discussion, the SCANA board concluded that it was prudent to continue to seek a rate settlement and also to continue discussions with Dominion Energy on a parallel path.

On October 31, 2017, SCANA announced that Mr. Marsh would retire as the chief executive officer of SCANA and SCE&G and that on January 1, 2018 Mr. Addison would become chief executive officer of SCANA and SCE&G, among other leadership changes.

On November 16, 2017, SCE&G publicly proposed a $4.8 billion comprehensive solution to outstanding rate and regulatory issues relating to the abandoned NND project. Based on the reaction from legislators and other stakeholders to the proposal, it quickly became clear that this proposal was not a viable solution to the rate and regulatory issues relating to the abandoned NND project.

During the week of November 20, 2017, Mr. McGettrick and Mr. Addison spoke on multiple occasions by telephone. Among other things discussed between Mr. McGettrick and Mr. Addison, Mr. McGettrick told

Mr. Addison that Dominion Energy was considering providing an updated proposal to SCANA regarding a potential strategic transaction.

On November 27, 2017, at the request of Mr. Farrell, Mr. Marsh, Mr. Addison and Mr. Hagood met with Mr. Farrell and Mr. McGettrick in Columbia, South Carolina. At this meeting, Mr. Farrell conveyed a proposal with respect to a potential strategic transaction between SCANA and Dominion Energy, which Mr. Farrell stated did not constitute an offer for a potential transaction. Key terms of this proposal included consideration to SCANA’s shareholders in the form of 75% to 80% Dominion Energy common stock and 20% to 25% cash, reflecting in total a premium of approximately 30% over the recent price of SCANA common stock, the retention of SCE&G’s headquarters in South Carolina and an updated plan for the regulatory resolution of the NND project which continued to include immediate cash refunds to SCE&G customers, prospective customer bill reductions for the NND project, a reduced amortization period for investments in the NND project, and a partial write-off of capital spent on the NND project. The representatives of SCANA told Mr. Farrell and Mr. McGettrick that the proposal would be shared with the SCANA board.

A telephonic meeting of the SCANA board was held on November 29, 2017. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley and RBC Capital Markets attended this meeting. Mr. Addison summarized the terms of the proposal conveyed by Dominion Energy on November 27, 2017. Mr. Addison expressed his view that in light of the current issues, risks and challenges facing SCANA, the Dominion Energy proposal merited further consideration. Mr. Marsh agreed with that assessment. The SCANA board then unanimously concluded that the Dominion Energy proposal warranted further consideration and authorized SCANA’s management and advisors to pursue discussions with Dominion Energy accordingly.

On December 1, 2017, Mayer Brown provided to Dominion Energy an initial draft of a merger agreement with respect to a potential strategic transaction between SCANA and Dominion Energy. From this time until January 2, 2018, SCANA, Dominion Energy and their respective advisors, including McGuireWoods LLP, Dominion Energy’s outside legal counsel which we refer to as McGuireWoods, had extensive negotiations with respect to the terms of the proposed merger agreement.

On December 5, 2017, an in-person due diligence session was held in Richmond, Virginia between representatives of SCANA and representatives of Dominion Energy. Also on December 5, 2017, representatives of SCANA and Dominion Energy met to discuss the timeline for a potential transaction and the terms of Dominion’s proposal.

A telephonic meeting of the SCANA board was held on December 8, 2017. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley and RBC Capital Markets attended this meeting, as did a representative of McNair Law Firm, P.A., SCANA’s South Carolina corporate counsel which we refer to as McNair. At this meeting, SCANA’s management discussed the due diligence Dominion Energy was conducting on SCANA, the status of Dominion Energy’s review of the proposed merger agreement, the proposed timeline for a potential transaction with Dominion Energy and the terms of Dominion Energy’s anticipated updated proposal. After that discussion, at the request of the SCANA board, the representatives of Morgan Stanley and RBC Capital Markets indicated that they were unaware of any material change in their respective institution’s material relationships disclosure previously provided to the SCANA board and that an updated material relationships disclosure would be provided before the next meeting of the SCANA board. Then, at the request of the SCANA board, each of Mayer Brown and McNair confirmed that their respective firms did not have a conflict of interest in representing SCANA in a transaction with Dominion Energy. SCANA’s financial advisors then provided an overview of, among other things, (a) Dominion Energy’s historical share price performance for the last three years, (b) Dominion Energy’s capital expenditures plan, key earnings drivers and master limited partnership structure as provided by Dominion Energy’s management, (c) certain financial projections provided by Dominion Energy’s management relating to Dominion Energy for fiscal years 2017 through 2022, and (d) based on publicly available information and the projections provided by Dominion Energy, Dominion Energy’s credit profile. Next, Iris N. Griffin, who was at that time the Vice President of Finance and

Treasurer of SCANA, made a presentation of SCANA’s forecasted earnings per share growth rates, which had been prepared by SCANA management, using various rate and regulatory settlement scenarios. Such scenarios did not take into account potential federal tax reform given the uncertainty with respect to such reform at that time. Following Ms. Griffin’s presentation, representatives of Mayer Brown provided the SCANA board an overview of the terms of the proposed merger agreement, including, among other things, a description of the structure of the transaction, the closing conditions of the parties, the obligations of the parties with respect to pursuing regulatory approvals and the terms restricting SCANA’s ability to solicit alternative transactions. At the end of the meeting, representatives of Mayer Brown reviewed with the members of the SCANA board their fiduciary duties under applicable law and asked the members of the SCANA board to provide updated information regarding past or current business or personal relationships with Dominion Energy or individuals associated with Dominion Energy in order to determine whether any potential conflicts of interest existed.

Also on December 8, 2017, McGuireWoods sent Mayer Brown a revised draft of the merger agreement that included, among other changes, a closing condition providing that the key terms related to the rate settlement would receive SCPSC approval with no deviation in terms from those proposed by Dominion Energy in connection with the merger.

On December 15, 2017, Dominion Energy provided SCANA with an updated proposal with respect to a potential strategic transaction between SCANA and Dominion Energy. This updated proposal reflected the due diligence that Dominion Energy had conducted on SCANA as well as the various discussions among the parties and their respective advisors to that point. Key terms of this updated proposal included: an all-stock, tax deferred transaction with a value of $54.50 per share of SCANA common stock (based on recent market prices of Dominion Energy common stock) reflecting an implied premium of approximately 27.9% over the closing price of SCANA common stock prior to a November 27, 2017 media report that SCANA had retained Morgan Stanley to explore strategic alternatives, various commitments by Dominion Energy to SCANA’s community including a commitment to maintain SCE&G’s headquarters in South Carolina, immediate cash refunds to customers totaling approximately $1.3 billion, which Dominion Energy estimated would result in an average refund of approximately $1,000 for residential customers, a 3.5% bill reduction related to the NND project going forward, a substantial write down of the investment in the NND project and exclusion from rate base of a gas-fired generation facility being acquired to help replace the NND project. The updated proposal also included certain requirements of Dominion Energy in order to proceed with the transaction, including that the key terms related to the rate settlement would receive SCPSC approval with no material changes in the terms of the rate settlement proposal and no change to the economic value of the rate settlement proposal and that, prior to the closing of the merger, there would be no changes in laws that impact SCANA, the BLRA or other utility laws.

An in-person meeting of the SCANA board was held on December 18, 2017. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley, RBC Capital Markets and McNair attended this meeting. Also attending a portion of the meeting were representatives from SCANA’s various regulatory counsel in connection with the proposed transaction. After some introductory matters, the meeting commenced with regulatory counsel providing the SCANA board with an overview of the various regulatory clearances that would be needed in connection with the proposed transaction, including the likely timing for seeking and obtaining such clearances and the possibility of issues arising in obtaining such clearances. After regulatory counsel was excused from the meeting, representatives of Mayer Brown discussed with the SCANA board, as it had done in prior board meetings, information that the directors had provided regarding past or current business or personal relationships with Dominion Energy or individuals associated with Dominion Energy. After considering such relationships and in consultation with Mayer Brown, the SCANA board reaffirmed its prior determination that each director was independent and disinterested in connection with a potential strategic transaction with Dominion Energy. Mayer Brown also discussed with the SCANA board, as it had done in prior board meetings, the disclosures made by Morgan Stanley and RBC Capital Markets, which had been updated by Morgan Stanley and RBC Capital Markets prior to the meeting, with respect to their respective material relationships with Dominion Energy. After considering such relationships and in consultation with Mayer Brown, the SCANA board reaffirmed its prior determination that none of such relationships of SCANA’s financial advisors were sufficiently material to adversely affect the ability of Morgan Stanley or RBC Capital Markets to act as financial advisors to SCANA in connection with a potential strategic transaction with Dominion Energy.

Next, Ms. Griffin made a presentation of SCANA’s financial projections, which had been prepared by SCANA’s management, using various rate and regulatory settlement scenarios. Such scenarios took into account the potential consequences of federal tax reform given the additional certainty with respect to such reform at that time. Then, each of Morgan Stanley and RBC Capital Markets discussed certain preliminary financial information relating to SCANA and the proposed transaction. Next, representatives of Mayer Brown, Morgan Stanley and RBC Capital Markets provided an update on the reverse due diligence that had been conducted on Dominion Energy and representatives of Mayer Brown summarized for the SCANA board certain key open issues in the merger agreement. The meeting concluded with Mr. Stuckey explaining to the SCANA board the terms of the change of control plans covering SCANA officers in the event a transaction was consummated.

On December 19, 2017, Mr. Addison had a meeting with an executive of Party C that had been arranged at the request of that executive. At that meeting, the executive indicated that Party C had a long-term interest in acquiring SCANA. The executive did not however propose any concepts or terms that would apply to a transaction between SCANA and Party C or any process that would apply to consideration of such a transaction. The executive also indicated that Party C would be interested in acquiring Public Service Company of North Carolina, a subsidiary of SCANA, for $2.2 billion. Mr. Addison informed the executive that he would present these matters to the SCANA board and would respond to the executive if and as directed by the SCANA board.

A telephonic meeting of the SCANA board was held on December 19, 2017. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley, RBC Capital Markets and McNair attended this meeting. At this meeting, Mr. Addison reported on his recent meeting with an executive of Party C. Mr. Addison explained that, in his view, Party C’s proposal to acquire SCANA’s subsidiary, Public Service Company of North Carolina, was not particularly attractive given the valuation proposed by Party C and the fact that Public Service Company of North Carolina was a key driver of SCANA’s growth. The SCANA board concurred with this assessment. SCANA’s management and advisors then discussed with the SCANA board certain significant open issues with respect to the merger agreement with Dominion Energy, including the triggers for and amount of the reverse termination fee payable by Dominion Energy, certain deal protection terms, including the amount of the termination fee payable by SCANA, closing conditions relating to South Carolina regulatory approvals and changes that cannot be considered in determining whether a material adverse effect on SCANA has occurred. After discussion, the SCANA board provided SCANA’s management and advisors with guidance on these issues.

Later on December 19, 2017, SCANA, through its financial advisors, had a discussion with Dominion Energy regarding various potential methods to determine a mutually acceptable reference stock price for each party for calculating the fixed exchange ratio, as well as with respect to other open issues. SCANA’s proposed method for calculating the exchange ratio reflected a value of $57 per share of SCANA common stock.

On December 21, 2017, SCANA’s stock price declined approximately 9.5%. On the following day, SCANA’s stock price rose approximately 4.3%.

On December 22, 2017, McGuireWoods circulated a revised draft of the merger agreement on behalf of Dominion Energy. Among other changes, the revised draft reflected a closing condition that provided Dominion Energy the right not to close the transaction if after the signing of the merger agreement there were any changes to the BLRA or other South Carolina public utility laws and a termination fee amount of 3.5% of the equity value of the transaction for each of the termination fee payable by SCANA in certain instances and the termination fee payable by Dominion Energy in certain instances.

On December 27, 2017, Dominion Energy revised its proposal to, among other changes, increase the initial bill reduction to customers to at least 5% from the prior proposal of 3.5%. This increased benefit to customers was attributed to Dominion Energy passing through to customers the benefits associated with the recently enacted reduction in federal income tax rates (estimated at the time to be at least 1.5%). Also on December 27, 2017, Dominion Energy proposed establishing the proposed transaction value through a fixed exchange ratio of 0.6620 of a share of Dominion Energy common stock for each outstanding share of SCANA common stock.

A telephonic meeting of the SCANA board was held on December 29, 2017. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley, RBC Capital Markets, McNair and a representative of Womble Bond Dickinson, LLP, SCANA’s South Carolina regulatory counsel which we refer to as Womble Bond, attended this meeting. At this meeting, each of Morgan Stanley and RBC Capital Markets discussed with the SCANA board certain preliminary financial matters related to SCANA and the proposed transaction, including an update with respect to the negotiations on the exchange ratio. Following such discussion, Mr. Stuckey and representatives of Mayer Brown summarized the remaining significant open issues in the merger agreement and the representatives of Mayer Brown summarized the material terms of the merger agreement for the SCANA board. Among other material terms, Mayer Brown summarized the terms of the merger agreement relating to employee benefits and executive compensation, including treatment of equity and equity-based awards, post closing covenants relating to treatment of employees and employee benefits, including protection of severance benefits and the period of post-closing protection, and the proposed exceptions to the interim operating covenants, including salary increases, ordinary course equity grants, and retention bonuses. The representative of Womble Bond then summarized the material terms of the merger agreement relating to South Carolina regulatory matters and the rate settlement proposal.

Later on December 29, 2017, SCANA, through its financial advisors, conveyed a counterproposal to Dominion Energy with respect to the transaction consideration of an exchange ratio of 0.6690 of a share of Dominion Energy common stock for each outstanding share of SCANA common stock.

On December 30, 2017, Dominion Energy agreed to SCANA’s counterproposal on the proposed exchange ratio of 0.6690 of a share of Dominion Energy common stock for each outstanding share of SCANA common stock. On December 31, 2017, the parties also reached agreement on certain of the other significant open issues, including that the merger agreement would include a closing condition that provided Dominion Energy the right not to close the transaction if after the signing of the merger agreement there were any substantive changes to the BLRA or other South Carolina public utility laws that would have an adverse effect on SCANA and a termination fee in the amount of 3.0% of the offered equity value of the transaction for the termination fee payable by SCANA in certain instances and a termination fee in the amount of 3.5% of the offered equity value of the transaction for the termination fee payable by Dominion Energy in certain instances. Counsel for the parties then completed final documentation reflecting these agreements.

A telephonic meeting of the SCANA board was held on January 2, 2018. Members of SCANA’s senior management and representatives of Mayer Brown, Morgan Stanley, RBC Capital Markets and McNair attended this meeting. At this meeting, SCANA’s management and financial advisors provided the directors with an update of the final negotiations with respect to the exchange ratio and representatives of Mayer Brown summarized the resolution of the remaining significant open issues in the merger agreement. Then, Morgan Stanley and RBC Capital Markets separately provided the SCANA board with their respective financial analyses performed in connection with the proposed transaction. Next, Mr. Addison, Ms. Griffin, Mr. Stuckey and other members of SCANA management shared with the SCANA board their views on the merits of the proposed transaction with Dominion Energy and the alternatives to the transaction. Each member of management present at the meeting stated that, in his or her view, the proposed transaction with Dominion Energy was the best alternative available to SCANA under its present circumstances. The SCANA board then engaged in further discussions and deliberations, with the assistance of SCANA’s management and advisors, with respect to the proposed transaction with Dominion Energy.

Next, at the request of the SCANA board, Morgan Stanley rendered its oral opinion to the SCANA board (which was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion to the SCANA board dated the same date) to the effect that, as of January 2, 2018, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the merger consideration (as such term is defined in the merger agreement) to be received by holders of SCANA common stock (other than certain excluded holders) pursuant to the merger agreement was fair from a financial point of view to such holders. Also at this meeting and at the request of the SCANA board, RBC Capital Markets rendered its oral opinion, confirmed by delivery of a written opinion dated January 2, 2018, to the SCANA board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the merger consideration to be received by holders of SCANA common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full texts of the opinions of Morgan Stanley and RBC Capital Markets are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus and set forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken in connection with their respective opinions, as more fully described in the section entitled “—Opinions of SCANA’s Financial Advisors” beginning on page 48 of this proxy statement/prospectus.

The SCANA board then unanimously (a) determined that it is in the best interests of SCANA and the shareholders of SCANA that SCANA enter into the merger agreement and consummate the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement, (b) adopted the merger agreement and approved the transactions contemplated by the merger agreement, including the merger, (c) directed that the approval of the merger agreement be submitted to a vote at a meeting of the shareholders of SCANA and (d) resolved to recommend that the shareholders of SCANA approve the merger agreement.

In the early evening of January 2, 2018, the parties executed the merger agreement.

In the early morning of January 3, 2018, SCANA and Dominion Energy issued a joint press release announcing the transaction.

SCANA’s Reasons for the Merger; Recommendation of the SCANA Board

SCANA’s Reasons for the Merger

At a meeting held on January 2, 2018, the SCANA board unanimously (i) determined that it is in the best interests of SCANA and the SCANA shareholders that SCANA enter into the merger agreement and complete the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement, (ii) adopted the merger agreement and approved the transactions contemplated by the merger agreement, including the merger, (iii) directed that the approval of the merger agreement be submitted to a vote at a meeting of the SCANA shareholders, and (iv) resolved to recommend that the SCANA shareholders approve the merger agreement. In evaluating the merger, the SCANA board consulted with SCANA’s management and legal and financial advisors and, in reaching its unanimous decision to adopt the merger agreement and to recommend that the SCANA shareholders approve the merger agreement, considered numerous factors which are discussed below.

Among the information and material factors considered by the SCANA board were the following (not in any relative order of importance):

•	The understanding of SCANA’s management and the SCANA board of SCANA’s business, operations, financial condition, financing needs, earnings, strategy and prospects, as well as SCANA’s historical and projected financial performance;

•	The SCANA board’s consideration of the current state of the economy, debt and equity financing markets, and uncertainty regarding near-term and long-term forecasted economic conditions, both generally and within SCANA’s industry in particular;

•	The fact that, since the bankruptcy filing of Westinghouse and SCANA’s decision to abandon the NND project, SCANA has been under increasingly intense regulatory, political and legal scrutiny which has resulted in, and could result in further, significant financial uncertainty for SCANA and could lead to significant negative financial impacts on SCANA, including possible bankruptcy;

•	The fact that the exchange ratio of 0.6690 of a share of Dominion Energy common stock for each outstanding share of SCANA common stock provided for in the merger represents:

•	an implied price of approximately $54.23 per share of SCANA common stock based on the closing price of Dominion Energy common stock on December 29, 2017, the last trading day prior to the date on which the SCANA board adopted the merger agreement, which reflects an implied premium of approximately 36.3% based on the closing price of SCANA common stock on December 29, 2017; and

•	an implied price of approximately $55.39 based on the 30-day Bloomberg intraday volume weighted average price of Dominion Energy common stock as of December 29, 2017, the last trading day prior to the date on which the SCANA board adopted the merger agreement, which reflects an implied premium of approximately 29.7% based on the 30-day Bloomberg intraday volume weighted average price of SCANA common stock as of December 29, 2017;

•	The fact that SCE&G publicly proposed on November 16, 2017 a $4.8 billion comprehensive solution to outstanding rate and regulatory issues relating to the abandoned NND project and that, based on the reaction from legislators and other stakeholders to the proposal, it quickly became clear that the proposal, in the view of SCANA’s management and the SCANA board, was not an acceptable solution to these issues;

•	The fact that Dominion Energy committed to propose to the SCPSC, among other things, a one-time rate credit to SCE&G’s electric customers equal to an aggregate of $1.3 billion, at least a 5% bill reduction from 2017 bills to SCE&G’s electric customers, an approximately $1.7 billion write-off of capital and regulatory assets relating to the NND project (including a 20-year amortization period for costs associated with the NND project) and the completion of the $180 million purchase of a natural gas fired power station (the cost of which would not be included in setting rates for SCE&G’s electric customers), which in the aggregate represents a significant improvement over the plan SCE&G publicly proposed on November 16, 2017 and, in the view of SCANA’s management and the SCANA board, represents a comprehensive solution to outstanding rate and regulatory issues relating to the abandoned NND project that provides SCE&G’s electric customers greater overall value than what SCANA could offer on a standalone basis (see the section entitled “—Regulatory Approvals Required for the Merger—SCPSC Approval” beginning on page 69 of this proxy statement/prospectus);

•	The fact that, upon completion of the merger, SCANA would become part of a much larger company with a considerably stronger balance sheet and access to greater financial resources, which should lower SCANA’s cost of capital (taking into account the regulatory and political uncertainty SCANA was facing at the time the SCANA board adopted the merger agreement) and allow SCE&G the ability and resources to address and resolve the issues arising from or relating to Westinghouse’s bankruptcy and the abandonment of the NND project;

•	The historical trading ranges of SCANA’s common stock and the potential trading range of SCANA’s common stock absent announcement of the merger agreement and in light of the ongoing regulatory, political and legal scrutiny SCANA is facing;

•	The fact that SCANA had conducted preliminary discussions with parties other than Dominion Energy with respect to a potential strategic transaction, none of which resulted in a proposal that set forth proposed transaction consideration or other developed terms, and the SCANA board’s conclusion, based on these preliminary discussions, industry dynamics, advice and market insights received from Morgan Stanley, input and market insights of RBC Capital Markets and regulatory and other challenges for SCANA, among other factors, that the merger provided the most likely path for enhanced value for SCANA shareholders;

•	The recommendation of SCANA’s senior management that SCANA should proceed with the proposed transaction based on its knowledge of SCANA’s industry and the regulatory, political, legal and financial challenges facing SCANA in connection with the abandonment of the NND project;

•	The results of SCANA’s due diligence investigation of Dominion Energy conducted with the assistance of SCANA’s management and certain of SCANA’s outside advisors;

•	The fact that, following the merger, SCANA’s shareholders would hold stock in a combined company that will have increased scale and scope, including increased financial scale, greater diversification of markets and more regulatory jurisdictions than SCANA on a standalone basis, thereby diversifying certain risks currently associated with SCANA common stock;

•	The financial analyses performed by Morgan Stanley with respect to the proposed transaction, and the opinion of Morgan Stanley, dated January 2, 2018, the full text of which is attached as Annex B, that, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by it, as set forth in Morgan Stanley’s written opinion and as described in “—Opinions of SCANA’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC” beginning on page 48 of this proxy statement/prospectus, the merger consideration to be received by holders of SCANA common stock (other than holders of the cancelled shares) pursuant to the merger agreement was fair from a financial point of view to such holders;

•	The financial presentation and opinion, dated January 2, 2018, of RBC Capital Markets to the SCANA board as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received by holders of SCANA common stock pursuant to the merger agreement, the full text of which opinion is attached as Annex C to this proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion, as more fully described in the section entitled “—Opinions of SCANA’s Financial Advisors—Opinion of RBC Capital Markets, LLC” beginning on page 59 of this proxy statement/prospectus;

•	The terms and conditions of the merger agreement, including, among other things, the representations, warranties, covenants and agreements of the parties, the form and structure of the merger consideration and the termination rights of the parties;

•	The fact that, while the merger agreement contains a covenant prohibiting SCANA from soliciting third-party acquisition proposals, the merger agreement permits SCANA, prior to the time that SCANA’s shareholders approve the merger agreement, to discuss and negotiate, under specified circumstances, an unsolicited acquisition proposal should one be made and, if the SCANA board determines in good faith, after consultation with SCANA’s financial advisors and outside legal counsel, that the unsolicited acquisition proposal constitutes a superior proposal within the meaning of the merger agreement and, after consultation with SCANA’s outside legal counsel, that the failure to take any of the following actions would reasonably be expected to be inconsistent with the SCANA board’s fiduciary duties under applicable law, the SCANA board is permitted, after taking certain steps, to change or withdraw its recommendation of the merger agreement in response to a superior proposal or terminate the merger agreement in order to enter into a definitive agreement for that superior proposal, subject to payment of a termination payment of $240 million to Dominion Energy;

•	The fact that the merger agreement allows the SCANA board, prior to the time that SCANA shareholders approve the merger agreement, to change or withdraw its recommendation of the merger agreement in response to a material event, development or change in circumstances that first becomes known to the SCANA board or certain officers of SCANA after the date of the merger agreement and which was not reasonably foreseeable as of or prior to the date of the merger agreement or which would not reasonably be expected to have become known after reasonable investigation or inquiry as of or prior to the date of the merger agreement, subject, in all cases, to specified exceptions, if the SCANA board determines in good faith, after consultation with SCANA’s outside legal counsel, that the failure to change or withdraw its recommendation would be inconsistent with the SCANA board’s fiduciary duties under applicable law;

•	The fact that, in the event that the merger agreement is terminated and a regulatory approval or clearance (other than the approval or clearance of the SCPSC) is not obtained under certain circumstances specified in the merger agreement or is terminated by SCANA for a material breach by Dominion Energy of its covenants to obtain regulatory approvals or clearances with respect to the proposed transaction and that breach caused a failure of any of the closing conditions relating to regulatory matters, SCANA will be entitled to receive a termination fee of $280 million from Dominion Energy (see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees” beginning on pages 103 and 104, respectively, of this proxy statement/prospectus);

•	The likelihood that the merger will be completed based on, among other things (not in any relative order of importance):

•	the business reputation and capabilities of Dominion Energy, and the SCANA board’s assessment that Dominion Energy is willing to devote the resources necessary to close the merger in an expeditious manner;

•	the termination date under the merger agreement, after which SCANA or Dominion Energy, subject to specified exceptions, may terminate the merger agreement, allowing for sufficient time to close the merger;

•	SCANA’s ability to seek specific performance to prevent breaches of the merger agreement by the Dominion Energy parties and to enforce specifically the terms of the merger agreement; and

•	the exclusions from what would contribute to or constitute a material adverse effect on SCANA under the terms of the merger agreement;

•	The fact that the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with the result that a U.S. holder of SCANA common stock generally would not recognize any gain or loss upon receipt of Dominion Energy common stock solely in exchange for SCANA common stock in the merger, except with respect to cash received in lieu of fractional shares of Dominion Energy common stock;

•	The provisions of the merger agreement that require, as soon as practicable after the effective time of the merger, the appointment of a current member of the SCANA board or SCANA’s executive management to the Dominion Energy board;

•	The fact that the merger agreement is subject to approval by holders of at least two-thirds of the outstanding shares of SCANA common stock;

•	The SCANA board’s belief regarding the likelihood of obtaining the regulatory approvals, findings and clearances necessary to complete the merger; and

•

The fact that the merger agreement reflects Dominion Energy’s agreement to make a good faith commitment to give SCANA’s employees due and fair consideration for other employment and promotion opportunities within the combined company to the extent any employment positions are re-aligned, reduced or eliminated in the future as a result of the merger; to maintain SCE&G’s corporate headquarters in Cayce, South Carolina; to increase, for at least five years following the merger, SCANA’s historical levels of charitable contributions to certain charities to be specified by

SCANA’s leadership and to maintain or increase historical levels of community involvement, low income funding and economic efforts in SCANA’s current operating area.

The SCANA board also considered a variety of potentially negative factors in its deliberations concerning the merger agreement and the merger, including the following (not in any relative order of importance):

•	The fact that, because the merger consideration is a fixed exchange ratio of shares of Dominion Energy common stock for shares of SCANA common stock, SCANA shareholders could be adversely affected by a decrease in the trading price of Dominion Energy common stock and the fact that the merger agreement does not provide for any adjustment of the merger consideration if the trading price of Dominion Energy common stock decreases and does not provide a price-based termination right or other similar protection in favor of SCANA or SCANA shareholders;

•	The risk that the merger will be delayed or will not be completed, including the risk that the required regulatory approvals and clearances may not be obtained or other conditions to closing in the merger agreement may not be satisfied, as well as the potential loss of value to SCANA shareholders and the potential negative impact on the financial position, operations and prospects of SCANA if the merger is delayed or is not completed for any reason;

•	The fact that Dominion Energy will not be obligated to complete the merger (and may not have to pay a termination fee) if (i) any South Carolina public utility law including the BLRA (as in effect as of the date of the merger agreement) is substantively changed in a manner that has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries, (ii) the SCPSC fails to make a SCPSC merger determination, or (iii) unless otherwise consented to by Dominion Energy in its sole discretion, the SCPSC fails to approve the SCPSC petition without any material changes to the proposed terms, conditions or undertakings of the cost recovery plan and without a significant change to the economic value of the proposed terms set forth in the cost recovery plan, in each case as reasonably determined by Dominion Energy in good faith (see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 92 of this proxy statement/prospectus);

•	The fact that SCANA did not conduct a formal sale process to solicit other developed acquisition proposals from parties other than Dominion Energy;

•	The fact that, since Westinghouse’s bankruptcy filing and SCANA’s decision to abandon the NND project, SCANA’s stock has been trading significantly below historical levels in the recent past, resulting in an implied premium in the merger based on a relatively low stock price;

•	The fact that, by virtue of the merger, SCANA has foregone the opportunity to resolve the issues arising from or relating to Westinghouse’s bankruptcy and the abandonment of the NND project on its own which, if successful, might have resulted in the price of SCANA common stock increasing to a level in excess of the merger consideration;

•	The significant costs involved in connection with negotiating the merger agreement, the pursuit of regulatory approvals and otherwise completing the merger, the substantial management time and effort required to effectuate the merger and the potential disruptions to SCANA’s day-to-day operations during the pendency of the merger;

•	The risk, during the pendency of the merger, that SCANA’s relationship with regulators, customers, employees, suppliers, agents and others with which SCANA and its subsidiaries have business dealings could be adversely affected as a result of, among other things, the restrictions in the merger agreement on the conduct of SCANA’s business prior to the completion of the merger, which could delay or prevent SCANA from undertaking business opportunities that may arise or other action it would otherwise take with respect to the operations of SCANA’s business;

•

The fact that SCANA’s executive officers and directors may have interests in the merger that are different from, or in addition to, the interests of SCANA shareholders, including the accelerated vesting of stock-based awards held by executive officers, the payment of cash severance to certain executives of SCANA if a termination of employment were to occur under specified circumstances in connection with the merger, and the rights of SCANA’s directors and officers to indemnification and insurance coverage under the terms of the merger agreement (see the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 108 of this proxy statement/prospectus);

•	The fact that the termination payment to be paid to Dominion Energy under the circumstances specified in the merger agreement, which, while as a percentage of the equity value of the transaction is within a customary range for similar transactions, may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, SCANA, or may reduce the price offered by those other parties in a competing bid (see the section entitled “The Merger Agreement—Termination Fees” beginning on page 104 of this proxy statement/prospectus);

•	The fact that the right afforded to Dominion Energy under the merger agreement to match acquisition proposals that the SCANA board determines in good faith are superior proposals may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, SCANA; and

•	The risks described in the section entitled “Risk Factors” beginning on page 17 of this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the SCANA board is not intended to be exhaustive, but includes the material factors considered by the SCANA board. In view of the variety of factors considered in connection with its evaluation of the merger, the SCANA board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The SCANA board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The SCANA board based its recommendation on the totality of the information presented.

Portions of this explanation of the reasons for the merger and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26 of this proxy statement/prospectus.

Recommendation of the SCANA Board

The SCANA board recommends that you vote “FOR” the merger proposal.

Opinions of SCANA’s Financial Advisors

Opinion of Morgan Stanley & Co. LLC

Morgan Stanley was retained by SCANA to act as its financial advisor in connection with the merger and to provide financial advice and assistance and, upon SCANA’s request, to render a financial opinion, in each case in connection therewith. The SCANA board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in SCANA’s industry and its knowledge and understanding of the business and affairs of SCANA. On January 2, 2018, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the SCANA board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the merger consideration to be received by the holders of shares of SCANA common stock (other than the holders of the cancelled shares) pursuant to the merger agreement was fair from a financial point of view to the holders of shares of SCANA common stock.

The full text of the written opinion of Morgan Stanley delivered to the SCANA board, dated January 2, 2018, is attached as Annex B and incorporated into this proxy statement/prospectus by reference in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. SCANA shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the SCANA board and addresses only the fairness from a financial point of view of the merger consideration to be received by the holders of shares of SCANA common stock (other than the holders of the cancelled shares) pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to SCANA, nor did it address the underlying business decision of SCANA to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which shares of Dominion Energy common stock will trade following completion of the merger or at any time, and Morgan Stanley’s opinion was not intended to, and does not, express any opinion or recommendation as to how the holders of shares of SCANA common stock should vote at the special meeting. The summary of Morgan Stanley’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of SCANA and Dominion Energy, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning SCANA and Dominion Energy, respectively;

•	reviewed certain financial projections prepared by the managements of SCANA and Dominion Energy, respectively, which we refer to as the SCANA management projections and Dominion Energy management projections, respectively;

•	discussed the past and current operations and financial condition and the prospects of SCANA with senior executives of SCANA;

•	discussed the past and current operations and financial condition and the prospects of Dominion Energy with senior executives of Dominion Energy;

•	reviewed the pro forma impact of the merger on Dominion Energy’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for SCANA common stock and Dominion Energy common stock;

•	compared the financial performance of SCANA and the prices and trading activity of SCANA common stock with that of certain other publicly traded companies comparable with SCANA, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of SCANA and Dominion Energy and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by SCANA and Dominion Energy, and formed a substantial basis for Morgan Stanley’s opinion. With respect to the SCANA management projections and the Dominion Energy management projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of SCANA and Dominion Energy of the future financial performance of SCANA and Dominion Energy. In addition, Morgan Stanley assumed that the merger will be completed in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Code. Morgan Stanley relied upon, without independent verification, the assessment by the management of SCANA of: (i) the timing and risks associated with the integration of SCANA and Dominion Energy and (ii) their ability to retain key employees of SCANA and Dominion Energy, respectively. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger (but Morgan Stanley assumed, without independent verification, the reasonableness of those delays, limitations, conditions and restrictions contained in the financial projections prepared by the managements of SCANA and Dominion Energy).

Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and has relied upon, without independent verification, the assessment of SCANA and its legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. For purposes of its analysis Morgan Stanley did not make any assessment of the status of outstanding litigation or regulatory proceedings involving SCANA and excluded the effects of any such litigation or proceedings in its analysis, other than those effects included in the financial projections prepared by the managements of SCANA and Dominion Energy, upon which Morgan Stanley relied without independent verification. Morgan Stanley expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of SCANA’s officers, directors or employees, or any class of such persons, relative to the merger consideration to be received by the holders of shares of SCANA common stock (other than the holders of the cancelled shares) in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of SCANA or Dominion Energy, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of January 2, 2018. Events occurring after January 2, 2018 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving SCANA. At the direction of the management and the SCANA board, Morgan Stanley did not negotiate with anyone other than Dominion Energy.

Summary of Morgan Stanley Financial Analyses

SCANA Financial Analysis

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using the data referred to below. Except as otherwise noted below, all implied values per share of SCANA common stock included in Morgan Stanley’s presentation to the SCANA board, as described in this section, were rounded to the nearest $0.25.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon the financial forecasts under the 5% regulatory settlement scenario and 9.75% regulatory settlement scenario. For more information, please see the section entitled “—Certain Forecasts Prepared by SCANA’s Management” beginning on page 82 of this proxy statement/prospectus. In addition, Morgan Stanley analyzed certain financial projections based on Wall Street research reports, which we refer to as IBES. With respect to the financial forecasts under the 3.5% regulatory settlement scenario, the terms of the 3.5% regulatory settlement scenario had been publicly proposed by SCANA on November 16, 2017 and, based on the reaction from regulators and other constituencies to such proposal, it quickly became clear that the proposal, in the view of SCANA’s management and the SCANA board, was not an acceptable solution to the outstanding rate and regulatory issues relating to the abandoned NND project. Accordingly, SCANA directed Morgan Stanley not to use and rely upon the financial forecasts under the 3.5% regulatory settlement scenario for purposes of Morgan Stanley’s financial analyses and opinion and SCANA provided such financial forecasts to Morgan Stanley for informational reference purposes only.

Comparable Companies Analysis

Morgan Stanley performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial information, ratios and multiples relating to SCANA to corresponding financial information, ratios and multiples for publicly traded regulated electric and gas and electric-only utility companies that shared characteristics with SCANA to derive an implied valuation range for SCANA.

The companies included in the comparable companies analysis were:

•	Duke Energy Corporation

•	The Southern Company

•	American Electric Power Company, Inc.

•	Xcel Energy Inc.

•	WEC Energy Group, Inc.

•	DTE Energy Group, Inc.

•	Ameren Corporation

•	CMS Energy Corporation

•	Pinnacle West Capital Corporation

The foregoing companies were chosen based on Morgan Stanley’s knowledge of the industry and because such companies have businesses that may be considered similar to SCANA’s. Although none of such companies are identical or directly comparable to SCANA, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of its analysis, Morgan Stanley considered similar to those of SCANA. The foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the values of the companies to which SCANA was compared. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of SCANA, including, among other things, the impact of regulatory changes, industry growth and the absence of any adverse material change in the financial condition and prospects of SCANA or the industry or in the financial markets in general.

In performing this analysis, Morgan Stanley used the financial forecasts under the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario and IBES to compare the financial information and multiples of market value of the companies included in the comparable companies analysis to the following metrics of SCANA:

•	stock price to 2019 estimated earnings per share, which we refer to as EPS (based on the financial forecasts under the 5% regulatory settlement scenario);

•	stock price to 2019 estimated EPS (based on the financial forecasts under the 9.75% regulatory settlement scenario); and

•	stock price to 2019 estimated EPS (based on IBES).

Morgan Stanley did not compare SCANA’s stock price to its 2018 estimated EPS because of significant write-downs expected to be made by SCANA in 2018 that would cause SCANA’s earnings in 2018 to be unrepresentative. In addition, Morgan Stanley applied a discount of 1.5 multiple points to the multiples of stock price to estimated 2019 EPS for the comparable companies referred to above to reflect the long-term average (based on the past 10 years) next-twelve-month multiple discount at which SCANA common stock has traded as compared to the trading prices of the stock of such comparable companies (based on historical trading prices as a multiple of estimated next-twelve-month EPS) and the expected low rate of growth of dividends per share reflected in the SCANA management projections relative to peers. The range of multiples of stock price to estimated EPS for 2019 for the companies included in the comparable companies analysis based on a compilation of earnings estimates by selected equity research analysts (after giving effect to the 1.5 multiple point discount described above) is 14.0x to 18.0x.

Applying this range of multiples, Morgan Stanley derived a range of approximate implied equity values per share of SCANA common stock as follows:

Metric	Implied Value Per Share of SCANA Common Stock
Stock price to 2019 estimated EPS (based on the financial forecasts under the 5% regulatory settlement scenario)	$47.00 - $60.50
Stock price to 2019 estimated EPS (based on the financial forecasts under the 9.75% regulatory settlement scenario)	$41.00 - $52.50
Stock price to 2019 estimated EPS (based on IBES)	$41.50 - $53.25

These implied value ranges were compared to the value of the merger consideration of $54.23 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $81.06, which was the closing price of Dominion Energy common stock as of December 29, 2017) and to the value of the merger consideration of $55.39 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $82.80, which was the 30-day intraday volume weighted average price of Dominion Energy common stock as of December 29, 2017, as reported by Bloomberg).

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of SCANA, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered cash flows and terminal year value based upon a price-to-earnings multiple applied to net income in the terminal year. Morgan Stanley calculated a range of implied equity values per share for SCANA common stock based on estimates of future cash flows for calendar years 2018 through 2022 and the terminal year (assuming, at the direction of SCANA’s management, that, with respect to the financial forecasts under the 5% regulatory settlement scenario, terminal year net income grew at 2.6%, the compound annual growth rate from 2018 through 2022 for SCANA’s net income in this scenario and, with respect to the financial forecasts under the 9.75% regulatory settlement scenario, terminal year net income grew at 1.0%, the compound annual growth rate from 2018 through 2022 for SCANA’s net income in this scenario).

Morgan Stanley used estimates from the financial forecasts under the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario for purposes of the discounted cash flow analysis, as more fully described below. In performing a discounted cash flow analysis of SCANA using estimates from the financial forecasts under the 5% regulatory settlement scenario and 9.75% regulatory settlement scenario, Morgan Stanley first calculated the estimated unlevered free cash flows of SCANA and then calculated a terminal value for SCANA common stock by applying a 13.5x to 15.0x range of price-to-earnings multiples to SCANA’s terminal year estimated net income per share. This terminal year price-to-earnings multiple range was derived from the ten-year average (for the ten-year period ending December 29, 2017) of stock price to the estimated next-twelve-month EPS multiples for the companies in the comparable companies analysis, and then applying the 1.5 multiple point discount, as described above with respect to the comparable companies analysis, to reflect the long-term average multiple discount at which SCANA’s stock price to EPS traded as compared to the price to earnings multiples of the comparable companies. In view of the expected low rate of growth of dividends per share reflected in the SCANA management projections relative to peers, Morgan Stanley, based on its professional judgment and experience, did not consider it appropriate to assume that SCANA’s stock would cease to trade at this 1.5 multiple point discount.

Unlevered free cash flows were calculated by tax-effecting earnings before interest and taxes and adding back the aggregate of depreciation and amortization, deferred taxes and other cash flow adjustments provided by management, including the change in working capital, less the sum of capital expenditures. The free cash flows and range of terminal values were then discounted to present value as of December 31, 2017 using discount rates ranging from 5.2% to 6.1%, which were chosen by Morgan Stanley based upon prevailing interest rates and Morgan Stanley’s judgment of the estimated range of SCANA’s weighted average cost of capital. This analysis indicated the following implied range of values per share of SCANA common stock:

Metric	Implied Value Per Share of SCANA Common Stock
5% regulatory settlement scenario	$53.50 - $62.25
9.75% regulatory settlement scenario	$46.75 - $54.75

These implied value ranges were compared to the value of the merger consideration of $54.23 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $81.06, which was the closing price of Dominion Energy common stock as of December 29, 2017) and to the value of the merger consideration of $55.39 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $82.80, which was the 30-day intraday volume weighted average price of Dominion Energy common stock as of December 29, 2017, as reported by Bloomberg).

Future Stock Price Analysis

Using estimates from the financial forecasts under the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario, Morgan Stanley performed an illustrative analysis of SCANA’s potential future stock price as compared to the merger consideration. This analysis compared (i) SCANA’s potential future stock price for each of the years 2018 and 2019 based on SCANA’s standalone projected next-twelve month EPS using an illustrative price-to-EPS multiple range derived from historical trading analyses described below and based on Morgan Stanley’s professional judgment and experience to (ii) the value of the merger consideration of $54.23 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $81.06, which was the closing price of Dominion Energy common stock as of December 29, 2017) and the value of the merger consideration of $55.39 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $82.80, which was the 30-day intraday volume weighted average price of Dominion Energy common stock as of December 29, 2017, as reported by Bloomberg).

The illustrative price to EPS multiple range selected by Morgan Stanley in this analysis was derived from the following metrics based on the closing price of SCANA common stock as of December 29, 2017:

•	multiple to 2018 estimated EPS (13.7x), as well as a 1.5 multiple point premium and discount to such multiple (15.2x to 12.2x);

•	average next twelve month multiple of EPS for the past five years (15.1x); and

•	average next twelve month multiple of EPS for the past 10 years (14.0x).

This analysis indicated that the potential future value per share of SCANA common stock in all of the ranges of potential future values calculated using each of the financial forecasts under the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario described above would be lower than the value of the merger consideration on a per-share basis as of December 29, 2017. Specifically, across the range of multiples analyzed, this analysis indicated the following high and low range of implied values per share of SCANA common stock:

Metric	Implied Value Per Share of SCANA Common Stock*
	2018		2019
	Low	High	Low	High
5% regulatory settlement scenario	$40.86	$50.93	$43.01	$53.61
9.75% regulatory settlement scenario	$35.56	$44.32	$37.61	$46.87

*	These amounts were not rounded to the nearest $0.25 in the presentation to the SCANA board.

Morgan Stanley also presented the median potential future value per share of SCANA common stock based on the ranges calculated in the analysis described above and discounted the median potential future values per share of SCANA common stock to present value using an 8.1% discount rate, which is the midpoint of SCANA’s cost of equity, selected by Morgan Stanley based on the application of its professional judgment and experience, inclusive of projected dividends per share over the applicable time period discounted to present value using the same discount rate. This analysis indicated the following implied discounted median values per share of SCANA common stock:

Metric	Implied Value Per Share of SCANA Common Stock*
	Discounted Median Value
	2018	2019
5% regulatory settlement scenario	$44.72	$45.68
9.75% regulatory settlement scenario	$39.21	$40.07

*	These amounts were not rounded to the nearest $0.25 in the presentation to the SCANA board.

Reference Data

In addition to conducting the analyses described above, Morgan Stanley reviewed the following data, which was used for reference purposes only and not as a component of its fairness analysis.

Reference Discounted Cash Flow Analyses

For reference only and not as a component of its fairness analysis, Morgan Stanley performed additional discounted cash flow analyses of SCANA using the financial forecasts under the 3.5% regulatory settlement scenario and the 5% regulatory settlement scenario but, in each case, without applying the 1.5 multiple point discount mentioned above. Morgan Stanley calculated a range of implied equity values per share for SCANA common stock based on estimates of future cash flows for calendar years 2018 through 2022 and the terminal year (assuming at the direction of SCANA’s management, that, with respect to the 3.5 % Rate Reduction Scenario, terminal year net income grew at 3.1%, the compound annual growth rate from 2018 through 2022 for SCANA’s net income in this scenario and, with respect to the financial forecasts under the 5% regulatory settlement scenario, terminal year net income grew at 2.6%, the compound annual growth rate from 2018 to 2022 for SCANA’s net income in this scenario).

In performing a discounted cash flow analysis of SCANA using estimates from the financial forecasts under the 3.5% regulatory settlement scenario and the 5% regulatory settlement scenario, Morgan Stanley first calculated the estimated unlevered free cash flows of SCANA and then calculated a terminal value for SCANA common stock by applying a 15.0x to 16.5x range of price to earnings multiples to SCANA’s terminal year estimated net income. Although, as discussed above, Morgan Stanley, based on its professional judgment and experience, determined that application of the 1.5 multiple point discount was appropriate, it presented a discounted cash flow analysis using the financial forecasts under the 5% regulatory settlement scenario without applying such discount in order to illustrate for the SCANA board the potential impact on the implied range of values presented to the SCANA board if this historic multiple discount were considered not to be applicable in these scenarios. With respect to the discounted cash flow analysis using the financial forecasts under the 3.5% regulatory settlement scenario, Morgan Stanley did not apply the 1.5 multiple point discount because it concluded, based on its professional judgment and experience, that if the results projected by such scenario were achieved (despite the views of SCANA’s management and the SCANA board that the 3.5% regulatory settlement scenario was unlikely to be achieved, as noted above), it would be reasonable to expect that SCANA common stock could trade at a multiple more consistent with the trading multiples of comparable companies. The terminal year price-to-earnings multiple range was derived from the ten-year average (for the ten-year period ending December 29, 2017) of stock price to the estimated next-twelve-month EPS multiples for the companies in the comparable companies analysis.

Unlevered free cash flows were calculated by tax-effecting earnings before interest and taxes and adding back the aggregate of depreciation and amortization, deferred taxes and other cash flow adjustments provided by management including the change in working capital less the sum of capital expenditures. The free cash flows and range of terminal values were then discounted to present value as of December 31, 2017 using discount rates ranging from 5.2% to 6.1%, which were chosen by Morgan Stanley based upon prevailing interest rates and Morgan Stanley’s judgment of the estimated range of SCANA’s weighted average cost of capital. This analysis indicated the following implied range of values per share of SCANA common stock:

Metric	Implied Value Per Share of SCANA Common Stock
3.5% regulatory settlement scenario	$64.50 - $73.75
5% regulatory settlement scenario	$58.25 - $67.25

These implied value ranges were compared to the value of the merger consideration of $54.23 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $81.06, which was the closing price of Dominion Energy common stock as of December 29, 2017) and to the value of the merger consideration of $55.39 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $82.80, which was the 30-day intraday volume weighted average price of Dominion Energy common stock as of December 29, 2017, as reported by Bloomberg).

Precedent Transactions Analysis

For reference only and not as a component of its fairness analysis, Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial information of selected transactions that share some characteristics with the merger.

Precedent Transaction Premiums. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the premiums paid by acquirors in selected transactions in which regulated electric and gas and electric-only utilities were the target between January 1, 2014 and December 29, 2017, which was the last trading day prior to the date Morgan Stanley rendered its opinion, and that Morgan Stanley judged to be similar in certain respects to the merger or aspects thereof based on Morgan Stanley’s professional judgment and experience.

For each transaction included in this analysis, Morgan Stanley noted the implied premium to the target share price one day prior to announcement, except where the share price had been affected by pre-announcement events, in which case the unaffected target share price was used. The following is a list of the transactions reviewed:

Date Announced	Acquiror	Target
April 30, 2014	Exelon Corporation	Pepco Holdings, Inc.
June 23, 2014	Wisconsin Energy Corporation	Integrys Energy Group, Inc.
October 20, 2014	Macquarie (consortium)	Cleco Corp.
February 26, 2015	Iberdrola, S.A.	UIL Holdings Corporation
September 4, 2015	Emera Incorporated	TECO Energy, Inc.
February 9, 2016	Fortis Inc.	ITC Holdings Corp.
February 9, 2016	Algonquin Power & Utilities Corp.	The Empire District Electric Company
July 10, 2017	Great Plains Energy Incorporated	Westar Energy, Inc.
July 19, 2017	Hydro One Ltd.	Avista Corp.

Based on the foregoing results and Morgan Stanley’s professional judgment and experience, Morgan Stanley applied the range of premiums of 14.7% to 50.1% for the precedent transactions to the closing price of the shares of SCANA common stock of $39.78 as of December 29, 2017 to derive a range of implied equity values per share. The results of the analysis were as indicated in the following table:

Precedent Transactions Premiums Range	Implied Value Per Share of SCANA Common Stock
14.7% - 50.1%	$45.75 - $59.75

This implied value range was compared to the value of the merger consideration of $54.23 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $81.06, which was the closing price of Dominion Energy common stock as of December 29, 2017) and as compared to the value of the merger consideration of $55.39 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $82.80, which was the 30-day intraday volume weighted average price of Dominion Energy common stock as of December 29, 2017, as reported by Bloomberg).

Precedent Transaction Multiples. For reference only and not as a component of its fairness analysis, Morgan Stanley observed the range of stock prices to estimated one-year-forward EPS multiples for each of the selected precedent transactions as 20.1x to 27.2x. Morgan Stanley applied these multiples to SCANA’s estimated 2019 EPS based on the financial forecasts under the 5% regulatory settlement scenario and 9.75% regulatory settlement scenario. Morgan Stanley then calculated implied equity value per share of SCANA common stock:

Metric	Stock Price / 2019 Estimated EPS Multiple Range	Implied Present Value Per Share of SCANA Common Stock
5% regulatory settlement scenario	20.1x to 27.2x	$62.50 - $84.50
9.75% regulatory settlement scenario	20.1x to 27.2x	$54.50 - $73.50

These implied value ranges were compared to the value of the merger consideration of $54.23 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $81.06, which was the closing price of Dominion Energy common stock as of December 29, 2017) and as compared to the value of the merger consideration of $55.39 (based on the merger consideration of 0.6690 of a share of Dominion Energy common stock per share of SCANA common stock and a Dominion Energy common stock per share price of $82.80, which was the 30-day intraday volume weighted average price of Dominion Energy common stock as of December 29, 2017, as reported by Bloomberg).

No company or transaction utilized in the precedent transactions analysis is identical to SCANA or the merger, respectively. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond SCANA’s control, including, among other things, the impact of competition on SCANA’s business or the industry generally, regulatory changes, industry growth and the absence of any adverse material change in SCANA’s financial condition or the industry or in the financial markets in general, which could affect the aggregate value, equity value and premium paid of the transactions to which they are being compared.

Equity Research Analysts’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed the analyst price targets for SCANA common stock, of $38.50 to $60.00 as of December 29, 2017, which was the last trading day prior to the date Morgan Stanley rendered its opinion. Morgan Stanley then discounted the range of analyst price targets for SCANA common stock to present value using a 8.2% discount rate, which is the midpoint of SCANA’s cost of equity, selected by Morgan Stanley based on the application of its professional judgment and experience, which produced an implied equity value per share range of SCANA common stock of $35.50 to $55.50. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for SCANA common stock, and these estimates are subject to uncertainties.

Historical Trading Range. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of shares of SCANA common stock for the last 6 months and the last 3 months, in each case ending on December 29, 2017, and observed a range of $37.50 to $69.75, for the last 6 months, and a range of $37.50 to $56.25, for the last 3 months.

Dominion Energy Common Stock

Morgan Stanley performed only limited financial analyses related to the value of Dominion Energy common stock, for reference only and not as a component of its fairness analysis. Morgan Stanley observed the trading performance of Dominion Energy common stock for the two-year period ended December 29, 2017 as well as the commentary from selected equity research analysts with respect to Dominion Energy common stock and the observed trading liquidity of Dominion Energy common stock as compared to the number of shares of Dominion Energy common stock to be issued in the merger. As noted above, Morgan Stanley also reviewed, for reference only and not as a component of its fairness analysis, the pro forma impact of the merger on Dominion Energy’s earnings per share, cash flow, consolidated capitalization and certain financial ratios. After discussion of these factors with the SCANA board, Morgan Stanley was not requested to and did not perform additional financial analyses to assess the value of Dominion Energy common stock.

General

In connection with the review of the merger by the SCANA board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of SCANA or Dominion Energy.

In performing its analyses, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of SCANA and Dominion Energy. These include, among other things, industry growth, and the absence of any adverse material change in the financial condition and prospects of SCANA, Dominion Energy and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the merger consideration pursuant to the merger agreement to the SCANA shareholders (other than the holders of the cancelled shares), and in connection with the delivery of its opinion, dated January 2, 2018, to the SCANA board. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions. The merger consideration pursuant to the merger agreement was determined through arm’s-length negotiations between SCANA and Dominion Energy and the merger agreement was adopted by the SCANA board. Morgan Stanley acted as financial advisor to the SCANA board during these negotiations but did not, however, recommend any specific exchange ratio for purposes of determining the merger consideration to SCANA or the SCANA board, nor opine that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

Morgan Stanley’s opinion and its presentation to the SCANA board was one of many factors taken into consideration by the SCANA board in deciding to adopt the merger agreement and approve the transactions contemplated thereby and to recommend the approval of the merger agreement by the SCANA shareholders. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the SCANA board with respect to the merger consideration pursuant to the merger agreement or of whether the SCANA board would have been willing to agree to a different merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

SCANA retained Morgan Stanley based on Morgan Stanley’s qualifications, experience and expertise and its familiarity with SCANA. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, and prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of SCANA, Dominion Energy or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

Under the terms of its engagement letter dated October 18, 2017, Morgan Stanley provided SCANA financial advisory services and a financial opinion, described in this section and attached to this proxy statement/prospectus as Annex B, in connection with the merger, and SCANA has agreed to pay Morgan Stanley a fee of approximately $27 million for its financial advisory services, $5 million of which was paid upon delivery of Morgan Stanley’s opinion, 25% of which is contingent upon SCANA shareholder approval of the merger proposal and the remainder of which is contingent upon closing of the merger. In addition, SCANA may, in its sole discretion, pay Morgan Stanley an incremental incentive fee to be paid upon closing of the merger. SCANA has also agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses incurred from time to time in connection with this engagement. In addition, SCANA has agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement and to reimburse certain expenses relating to such indemnity.

In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for SCANA and has received fees in connection with such services in the range of $0 to $1 million. In addition, in the two years prior to the date of its opinion, Morgan Stanley has provided financing services to Dominion Energy and has received fees in connection with such services in the range of $10 million to $11 million. Morgan Stanley may also seek to provide financial advisory and financing services to SCANA, Dominion Energy and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Opinion of RBC Capital Markets, LLC

SCANA engaged RBC Capital Markets as a financial advisor in connection with the merger. As part of this engagement, the SCANA board requested that RBC Capital Markets evaluate the fairness, from a financial point of view, of the merger consideration to be received by holders of SCANA common stock pursuant to the merger agreement. At a January 2, 2018 meeting of the SCANA board held to evaluate the merger, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated January 2, 2018, to the SCANA board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the merger consideration to be received by holders of SCANA common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of RBC Capital Markets’ written opinion, dated January 2, 2018, which is attached as Annex C to this proxy statement/prospectus and incorporated in this document by reference, sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion, as more fully described in this section. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to the SCANA board for the benefit, information and assistance of the SCANA board (in its capacity as such) in connection with of its evaluation of the merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration (to the extent expressly specified in such opinion) and did not address any other aspect of the merger. RBC Capital Markets’ opinion also did not address the underlying business decision of SCANA to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that might be available to SCANA or in which SCANA might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

For purposes of rendering its opinion, RBC Capital Markets undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances and, among other things:

•	reviewed the financial terms of a draft, dated January 2, 2018, of the merger agreement;

•	reviewed certain publicly available financial and other information, and certain historical operating data, relating to SCANA and Dominion Energy made available to RBC Capital Markets from published sources and internal records of SCANA and Dominion Energy, respectively;

•	reviewed certain financial projections and other estimates and data (including as to certain tax attributes) relating to SCANA prepared by the management of SCANA based on alternative regulatory settlement cases, and reviewed certain financial projections and other estimates and data relating to Dominion Energy prepared by the management of Dominion Energy, which projections and other estimates and data RBC Capital Markets was directed by SCANA to utilize for purposes of its analyses and opinion;

•	conducted discussions with members of the senior managements of SCANA and Dominion Energy with respect to the respective businesses, prospects and financial outlook of SCANA and Dominion Energy;

•	reviewed the reported prices and trading activity for shares of SCANA common stock and Dominion Energy common stock;

•	compared certain financial metrics of SCANA and Dominion Energy with those of selected publicly traded companies in lines of businesses that RBC Capital Markets considered generally relevant in evaluating SCANA and Dominion Energy, respectively;

•	reviewed certain potential pro forma financial effects of the merger on Dominion Energy; and

•	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of SCANA or Dominion Energy (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of SCANA and Dominion Energy that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying and it did not independently verify such information. RBC Capital Markets also assumed that the financial projections and other estimates and data (including potential tax attributes relating to SCANA) that RBC Capital Markets was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of SCANA and Dominion Energy, as the case may be, as to the future financial performance of, and were a reasonable basis upon which to evaluate, SCANA under the alternative regulatory settlement cases reflected therein, Dominion Energy, the potential pro forma effects of the merger and the other matters covered thereby. RBC Capital Markets expressed no opinion as to any such financial projections and other estimates and data or the assumptions upon which they were based. RBC Capital Markets relied upon the assessments of the managements of SCANA and Dominion Energy as to, among other things, (i) the potential impact on SCANA and Dominion Energy of market, competitive, seasonal, and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the utility, power and energy industries and the sectors of such industries and geographic regions in which SCANA and Dominion Energy operate (including, without limitation, with respect to future commodity prices and availability, which are subject to significant volatility, existing, planned and/or abandoned infrastructure and other capital projects, including the construction and abandonment of the NND project, and pending and future rate cases, cost recovery and other regulatory proceedings and determinations) and assumptions of the managements of SCANA and Dominion Energy, respectively, as to such matters which, if different than as provided to RBC Capital Markets, could have a meaningful impact on RBC Capital Markets’ analyses or opinion, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers, contractors and subcontractors and other commercial relationships of SCANA and Dominion Energy, and (iii) the ability to integrate the operations of SCANA and Dominion Energy. RBC Capital Markets assumed that there would be no developments with respect to any of the foregoing that would have an adverse effect on SCANA, Dominion Energy or the merger or that otherwise would be meaningful in any respect to its analyses or opinion.

In connection with its opinion, RBC Capital Markets did not assume any responsibility to perform, and it did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to SCANA, Dominion Energy or any other entity and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets expressed no view or opinion as to the potential impact on SCANA, Dominion Energy or any other entity of any pending or potential litigation, claims or governmental, regulatory or other proceedings or investigations. RBC Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the properties or facilities of SCANA, Dominion Energy or any other entity. RBC Capital Markets did not evaluate the solvency or fair value of SCANA, Dominion Energy or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBC Capital Markets assumed that the merger would be completed in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, releases, waivers and agreements for the merger, no delay, limitation, restriction or condition would be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on SCANA, Dominion Energy or the merger or that otherwise would be meaningful in any respect to its analyses or opinion. RBC Capital Markets also assumed that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. In addition, RBC Capital Markets assumed that the final executed merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft that RBC Capital Markets reviewed.

RBC Capital Markets’ opinion spoke only as of the date of the opinion, was based on conditions as they existed and information supplied or reviewed as of the date of the opinion, and was without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake and has no obligation to reaffirm, revise or update its opinion or otherwise comment upon events occurring after the date of its opinion with respect to its opinion. RBC Capital Markets did not express any opinion as to the actual value of Dominion Energy common stock when issued in connection with the merger or the price or range of prices at which SCANA common stock, Dominion Energy common stock or any other securities of SCANA or Dominion Energy may trade or otherwise be transferable at any time, including following announcement or completion of the merger. As the SCANA board was aware, the credit, financial and stock markets, and the industries in which SCANA and Dominion Energy operate, have experienced and continue to experience volatility and RBC Capital Markets expressed no opinion or view as to any potential effects of such volatility on SCANA or Dominion Energy (or their respective businesses) or the merger.

RBC Capital Markets’ opinion addressed the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration (to the extent expressly specified in the opinion), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of SCANA held by such holders. RBC Capital Markets’ opinion did not in any way address any other terms, conditions, implications or other aspects of the merger or the merger agreement, including, without limitation, the form or structure of the merger, or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger or otherwise. RBC Capital Markets did not express any opinion or view with respect to, and RBC Capital Markets relied upon the assessments of SCANA and SCANA’s representatives regarding, legal, regulatory, tax, accounting and similar matters (including changes resulting from, and the impact of, the recent U.S. tax reform), as to which RBC Capital Markets understood that SCANA obtained such advice as SCANA deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the merger consideration or otherwise. In connection with its engagement, RBC Capital Markets was not requested to, and it did not, undertake a third-party solicitation process on SCANA’s behalf with respect to the acquisition of all or a part of SCANA. The issuance of RBC Capital Markets’ opinion was approved by RBC Capital Markets’ fairness opinion committee.

In preparing its opinion to the SCANA board, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the SCANA board in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis and no opinion was given as to the value or merit standing alone of any one or more portions of such analyses or factors.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of SCANA and Dominion Energy. The estimates of the future performance of SCANA and Dominion Energy in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of SCANA or Dominion Energy.

The merger consideration was determined through negotiations between SCANA and Dominion Energy and the decision of SCANA to enter into the merger agreement was solely that of the SCANA board. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the SCANA board in its evaluation of the merger and should not be viewed as determinative of the views of the SCANA board, SCANA’s management or any other party with respect to the merger or the merger consideration to be received by holders of SCANA common stock pursuant to the merger agreement.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses provided by RBC Capital Markets to the SCANA board in connection with RBC Capital Markets’ opinion, dated January 2, 2018. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’

financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. In RBC Capital Markets’ opinion, the term merger consideration is defined as the implied per share value payable in the merger utilizing the 0.6690 exchange ratio and, for purposes of RBC Capital Markets’ financial analyses described below performed in connection with such opinion, the implied value was $54.23 per share based on the 0.6690 exchange ratio and the closing price of Dominion Energy common stock on December 29, 2017 (the last trading day prior to the date of RBC Capital Markets’ opinion to the SCANA board), which implied per share amount is referred to below as the implied per share merger consideration. Financial data utilized for SCANA in the financial analyses described below, to the extent based on internal financial forecasts and estimates of SCANA’s management, were based on two potential alternative regulatory settlement cases, referred to individually as the 5% regulatory settlement case and the 9.75% regulatory settlement case, respectively, and collectively as the SCANA forecasts, that SCANA directed RBC Capital Markets to use and rely upon for purposes of its analyses and opinion. Financial data utilized for Dominion Energy in the financial analyses described below, to the extent based on internal financial forecasts and estimates of Dominion Energy’s management, were based on financial forecasts and other information and data relating to Dominion Energy provided to or discussed with RBC Capital Markets by the management of Dominion Energy, which we refer to as the Dominion Energy forecasts.

SCANA Financial Analyses

Selected Public Companies Analysis. RBC Capital Markets performed a selected public companies analysis in which RBC Capital Markets reviewed certain financial and stock market information of SCANA and the following nine selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with predominantly regulated integrated utility operations and over $5 billion in market capitalization, which we collectively refer to as the SCANA selected companies:

•	Alliant Energy Corporation

•	Ameren Corporation

•	American Electric Power Company, Inc.

•	CMS Energy Corporation

•	Duke Energy Corporation

•	Pinnacle West Capital Corporation

•	The Southern Company

•	WEC Energy Group, Inc.

•	Xcel Energy Inc.

In its selected public companies analysis of SCANA, RBC Capital Markets reviewed, among other things, closing stock prices on December 29, 2017 as a multiple of calendar year 2019 estimated earnings per share, which we refer to as EPS. Financial data of the SCANA selected companies was based on publicly available research analysts’ estimates and other publicly available information. Financial data of SCANA was based on publicly available research analysts’ estimates, other publicly available information and the SCANA forecasts.

The overall low to high calendar year 2019 estimated EPS multiples observed for the SCANA selected companies were 15.4x to 19.2x (with a mean of 18.0x and a median of 18.5x). RBC Capital Markets also observed that the calendar year 2019 estimated EPS multiple for SCANA was 13.3x (based on publicly available research analysts’ estimates). RBC Capital Markets then applied a selected range of calendar year 2019 estimated EPS multiples of 13.3x to 18.5x to corresponding data of SCANA based on the SCANA forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for SCANA based on the 5% regulatory settlement case and the 9.75% regulatory settlement case, respectively, as compared to the implied per share merger consideration:

Approximate Implied Per Share Equity Value Reference Ranges Based on:		Implied Per Share Merger Consideration
5% Regulatory Settlement Case	9.75% Regulatory Settlement Case
$44.55 – $62.17	$38.77 – $54.11	$54.23

No company used in this analysis is identical to SCANA. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which SCANA was compared.

Discounted Cash Flow Analysis. RBC Capital Markets performed a discounted cash flow analysis of SCANA by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that SCANA was forecasted to generate during the fiscal years ending December 31, 2018 through December 31, 2021 based on the SCANA forecasts. RBC Capital Markets calculated terminal values for SCANA at the end of 2021 by applying to the terminal year 2022 estimated net income of SCANA a selected range of one-year forward EPS multiples of 14.2x to 16.9x. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of December 31, 2017) using a selected discount rate range of 5.10% to 6.10%. This analysis indicated the following approximate implied per share equity value reference ranges for SCANA based on the 5% regulatory settlement case and the 9.75% regulatory settlement case, respectively, as compared to the implied per share merger consideration:

Approximate Implied Per Share Equity Value Reference Ranges Based on:		Implied Per Share Merger Consideration
5% Regulatory Settlement Case	9.75% Regulatory Settlement Case
$52.59 – $65.51	$47.24 – $58.89	$54.23

Dominion Energy Financial Analysis

Selected Public Companies Analysis. RBC Capital Markets performed a selected public companies analysis in which RBC Capital Markets reviewed certain financial and stock market information of Dominion Energy and the following five selected companies that RBC Capital Markets considered generally relevant as publicly traded diversified, integrated utilities with over $10 billion in market capitalization, which we collectively refer to as the Dominion Energy selected companies:

•	Avangrid, Inc.

•	CenterPoint Energy, Inc.

•	DTE Energy Company

•	NextEra Energy, Inc.

•	Sempra Energy

In its selected public companies analysis of Dominion Energy, RBC Capital Markets reviewed, among other things, closing stock prices on December 29, 2017 as a multiple of calendar years 2018 and 2019 estimated EPS. Financial data of the Dominion Energy selected companies was based on publicly available research analysts’ estimates and other publicly available information. Financial data of Dominion Energy was based on publicly available information and the Dominion Energy forecasts.

The overall low to high calendar year 2018 estimated EPS and calendar year 2019 estimated EPS multiples observed for the Dominion Energy selected companies were 19.3x to 21.5x (with a mean of 20.2x and a median of 19.8x) and 16.1x to 20.1x (with a mean of 18.5x and a median of 18.7x), respectively. RBC Capital Markets also observed that the calendar year 2018 estimated EPS and calendar year 2019 estimated EPS multiples for Dominion Energy were 20.1x and 19.0x, respectively (based on publicly available research analysts’ estimates). RBC Capital Markets then applied selected ranges of calendar year 2018 estimated EPS and calendar year 2019 estimated EPS multiples of 19.3x to 21.5x and 16.1x to 20.1x, respectively, to corresponding data of Dominion Energy based on the Dominion Energy forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Dominion Energy, as compared to the per share closing price of Dominion Energy common stock on December 29, 2017:

Approximate Implied Per Share Equity Value Reference Ranges Based on:		Dominion Energy Per Share Closing Stock Price on December 29, 2017
CY2018E EPS	CY2019E EPS
$80.18 – $89.59	$68.49 – $85.50	$81.06

No company used in this analysis is identical to Dominion Energy. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Dominion Energy was compared.

Certain Additional Information

RBC Capital Markets observed certain factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the historical trading performance of SCANA common stock and Dominion Energy common stock during the 52-week period ended December 29, 2017, which indicated low and high closing prices during such 52-week period of approximately $37.39 and $73.61 per share for SCANA common stock and approximately $71.68 and $84.91 per share for Dominion Energy common stock; and

•	publicly available research analysts’ forward stock price targets for SCANA common stock and Dominion Energy common stock, discounted to present value using discount rate ranges of 6.40% to 7.40% and 5.40% to 6.40%, respectively, which indicated target stock price ranges of approximately $36.01 to $56.13 per share for SCANA common stock and approximately $72.71 to $84.99 per share for Dominion Energy common stock.

Miscellaneous

SCANA has agreed to pay RBC Capital Markets for its services as a financial advisor an aggregate fee estimated to be approximately $14 million, of which $5 million was payable upon delivery of RBC Capital Markets’ opinion, 25% is payable upon receipt of approval of the merger by SCANA shareholders and the balance is contingent upon completion of the merger. RBC Capital Markets also may be entitled to an incremental incentive fee (the amount of which has not yet been determined) payable, in SCANA’s sole discretion, upon completion of the merger. SCANA also has agreed to reimburse RBC Capital Markets for expenses incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities arising out of RBC Capital Markets’ engagement.

As the SCANA board was aware, RBC Capital Markets and certain of its affiliates in the past have provided, currently are providing and in the future may provide investment banking and commercial banking services to SCANA and/or its affiliates unrelated to the merger, for which services RBC Capital Markets and its affiliates have received and expect to receive customary compensation, including, during the two-year period prior to the date of RBC Capital Markets’ opinion, having acted or acting as a lender under certain credit facilities of SCANA. During such two-year period, RBC Capital Markets and such affiliates received aggregate fees for such commercial banking services described above of approximately $0.5 million from SCANA. As the SCANA board also was aware, RBC Capital Markets and certain of its affiliates in the past have provided, currently are providing and in the future may provide investment banking and commercial banking services to Dominion Energy and/or its affiliates, for which services RBC Capital Markets and its affiliates have received or expect to receive customary compensation, including, during the two-year period prior to the date of RBC Capital Markets’ opinion, having acted or acting as (i) joint lead manager or joint book-running manager for certain debt and equity offerings of Dominion Energy and certain of its affiliates in 2016 and 2017 and (ii) joint lead arranger for, and as a lender under, certain bridge and other credit facilities of Dominion Energy and certain of its affiliates. During such two-year period, RBC Capital Markets and such affiliates received aggregate fees for such investment banking and commercial banking services of approximately $24 million from Dominion Energy and certain of its affiliates.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of SCANA, Dominion Energy and/or other entities involved in the merger or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of SCANA, Dominion Energy and/or other entities involved in the merger or their respective affiliates for RBC Capital Markets’ or its affiliates’ account or for the account of customers and, accordingly, RBC Capital Markets and its affiliates may hold a long or short position in such securities.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. SCANA selected RBC Capital Markets as SCANA’s financial advisor in connection with the merger on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with SCANA and its business.

Directors and Management of Dominion Energy After the Merger

Upon completion of the merger, the board of directors and executive officers of Dominion Energy are expected to remain unchanged. Pursuant to the terms of the merger agreement, as soon as practical after completion of the merger, the Dominion Energy board intends to appoint a mutually agreeable current member of the SCANA board or SCANA’s executive management to serve on the Dominion Energy board. For information on Dominion Energy’s current directors and executive officers, please see Dominion Energy’s proxy statement dated March 23, 2018 and its Annual Report on Form 10-K for the year ended December 31, 2017. See the section entitled “Where You Can Find More Information” beginning on page  141 of this proxy statement/prospectus.

U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of the U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of SCANA common stock that receive shares of Dominion Energy common stock in exchange for their shares of SCANA common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of SCANA common stock who hold such shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of SCANA common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired SCANA common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation or holders who actually or constructively own more than 5% of SCANA common stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of SCANA common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds SCANA common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds SCANA common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Consequences of the Merger

The parties intend for the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. At the time of effectiveness of the registration statement relating to this proxy statement/prospectus, Dominion Energy and SCANA have obtained written tax opinions from Morgan, Lewis & Bockius, LLP, special tax counsel to Dominion Energy, and from Mayer Brown LLP, legal counsel to SCANA, respectively, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, Dominion Energy expects to receive an opinion from Morgan, Lewis & Bockius LLP dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and SCANA expects to receive an opinion from Mayer Brown LLP, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions were and will be based on facts and representations contained in representation letters provided by Dominion Energy and SCANA and on customary factual assumptions. The obligations of Dominion Energy and SCANA are not, however, contingent on receipt of these opinions. None of the opinions described above will be binding on the IRS or any court. Dominion Energy and

SCANA have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Assuming that, in accordance with the opinions described above, the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon the exchange of SCANA common stock for Dominion Energy common stock and cash in lieu of fractional shares, the U.S. federal income tax consequences will be as follows:

Upon exchanging your SCANA common stock for Dominion Energy common stock, you generally will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of Dominion Energy common stock (as discussed below). The aggregate tax basis of Dominion Energy common stock that you receive in the merger (including any fractional shares deemed received) will equal your aggregate adjusted tax basis in the shares of SCANA common stock you surrender in the merger. Your holding period for the shares of Dominion Energy common stock that you receive in the merger (including any fractional share deemed received) will include your holding period for the shares of SCANA common stock that you surrender in the merger. If you acquired different blocks of SCANA common stock at different times or at different prices, Dominion Energy common stock you receive will be allocated pro rata to each block of SCANA common stock, and the basis and holding period of each block of Dominion Energy common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of SCANA common stock exchanged for such Dominion Energy common stock.

If you receive cash in lieu of a fractional share of Dominion Energy common stock, you will be treated as having received such fractional share of Dominion Energy common stock pursuant to the merger and then as having sold such fractional share of Dominion Energy common stock for cash. As a result, you generally will recognize capital gain or loss equal to the difference between the amount of cash received for such fractional share and your basis in your fractional share of Dominion Energy common stock as set forth above. Such capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, your holding period for such fractional share (as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Accounting Treatment

Dominion Energy prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. Dominion Energy will be treated as the acquiror for accounting purposes.

No Dissenters’ Rights

In accordance with Section 33-13-102(B) of the SCBCA, SCANA shareholders will not be entitled to exercise dissenters’ rights, appraisal rights or other similar rights in connection with the merger and the other transactions contemplated by the merger agreement because the shares of SCANA common stock were listed on the NYSE as of the record date of the special meeting.

Regulatory Approvals Required for the Merger

General

Under the terms of the merger agreement, to complete the merger, Dominion Energy and SCANA must obtain approvals or consents from, or make filings with, a number of U.S. federal and state regulatory authorities. The material regulatory approvals, consents and filings include the following:

•	approval by the SCPSC of the cost recovery plan;

•	the SCPSC shall have made a SCPSC merger determination;

•	authorization from the NCUC for Dominion Energy and SCANA to enter into the proposed business combination transaction as required by N.C.G.S. § 62-111(a);

•	approval by the GPSC of the indirect change of ownership of SCANA Energy Marketing, Inc., which we refer to as SEMI, from SCANA to Dominion Energy as required by O.C.G.A. § 46-4-25;

•	the expiration or early termination of certain waiting periods under the HSR Act and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the FTC (early termination of the HSR Act waiting period was granted on February 1, 2018);

•	authorization from the FERC pursuant to Section 203 of the FPA;

•	consent by the NRC to the indirect transfer of control of NRC licenses from SCANA to Dominion Energy as required by Section 184 of the Atomic Energy Act and the NRC’s implementing regulations in 10 C.F.R. 50.80; and

•	consent from the FCC, for the transfer of control over certain FCC licenses for private internal communications held by certain SCANA subsidiaries (completion of the merger is not conditioned on receipt of FCC approval).

Dominion Energy and SCANA have made and will make various filings and submissions for the above-mentioned authorizations and approvals and will each use their reasonable best efforts to obtain these authorizations and approvals, subject to certain conditions, including that these authorizations and approvals (other than the applicable SCPSC approvals which are subject to a different standard described in the immediately following paragraph) or any law or order relating to them do not impose or require any undertakings, obligations or remedial actions that constitute a burdensome condition (which is described in the section entitled “The Merger Agreement—Reasonable Best Efforts to Obtain Regulatory Approvals” beginning on page 96 of this proxy statement/prospectus). Dominion Energy and SCANA are targeting receipt of the required authorizations, approvals and consents described in further detail below and the closing of the merger near year-end 2018. However, there can be no assurance as to the precise timing of or ultimate ability of Dominion Energy and SCANA to obtain such authorizations, approvals and consents (or any additional authorizations, approvals or consents which may otherwise become necessary) or as to the timing of or occurrence of the completion of the merger. The following is a brief summary of required federal and state regulatory filings and approvals related to the merger.

SCPSC Approval

No statute or rule expressly requires approval of the merger by the SCPSC. However, the SCPSC has in the past sought to exercise authority to review and approve business combinations similar to the merger pursuant to South Carolina Code Ann. § 58-27-1300 or, without expressly asserting jurisdiction over a merger, has issued findings that the merger was in the public interest or that there was an absence of harm to South Carolina rate payers as a result of the merger. As a result, the merger agreement contains a closing condition to the effect that the SCPSC shall have made a SCPSC merger determination. If the SCPSC fails or declines to make a SCPSC merger determination, then Dominion Energy will not be obligated to complete the merger.

In addition, on December 12, 2017, SCE&G made a public commitment to the SCPSC that on or before January 12, 2018, it would submit a comprehensive plan to reduce the costs incurred by customers associated with the abandoned NND project. On January 12, 2018, Dominion Energy and SCE&G filed the SCPSC petition with the SCPSC seeking a ruling from the SCPSC approving the merger with no material changes to the terms of the merger or making a finding that the merger is in the public interest or that there is an absence of harm to South Carolina rate payers as a result of the merger. The SCPSC petition further requests the SCPSC to approve the cost recovery plan with no material change to the proposed terms, conditions or undertakings set forth in the cost recovery plan and no significant change to the economic value of the cost recovery plan, in each case as reasonably determined by Dominion Energy in good faith. There is no guarantee that the SCPSC will take these actions, or that it will not impose conditions on such approvals that result in a failure of a closing condition to the merger. It is also possible that the South Carolina General Assembly will enact legislation that will prevent the SCPSC from approving the cost recovery plan in a form that does not result in a failure of closing conditions. The SCPSC consolidated the proceedings related to the SCPSC petition with separate actions filed by the South Carolina Office of Regulatory Staff and environmental interests seeking immediate reductions to SCE&G’s rates and other relief. The SCPSC has not scheduled a date for a hearing on the consolidated proceedings but has issued a proposed schedule for comments by the parties to that proceeding which would support a hearing in November 2018.

NCUC Approval

Approval of the business combination transaction is required under N.C.G.S. § 62-111(a) for the indirect transfer of ownership of Public Service Company of North Carolina, Inc., which we refer to as PSNC, from SCANA to Dominion Energy. The standard for approval is that the merger is justified by the public convenience and necessity. In a 2016 decision, the NCUC concluded that a merger was justified by the public convenience and necessity and serves the public interest upon findings that the merger would have no adverse impact on the rates and services provide by the utility, the utility’s rate payers were protected as much as reasonably possible from potential costs and risks resulting from the merger, and the known and potential benefits of the merger were sufficient to offset the potential costs and risks. See Order Approving Merger Subject to Regulatory Conditions and Code of Conduct, Docket Nos. E-2, Sub 1095, E-7, Sub 1100, G-9, Sub 682, at 69 (Sept. 29, 2016). On January 24, 2018, Dominion Energy and SCANA filed a joint application with the NCUC seeking approval to engage in the business combination transaction. There is no guarantee that the NCUC will approve the merger or that it will not impose conditions on its approval that are unacceptable to either Dominion Energy or SCANA.

GPSC Approval

Approval of the merger is required under O.C.G.A. § 46-4-25 for the indirect transfer of ownership of SEMI, from SCANA to Dominion Energy. The GPSC must act on an application to amend a certificate of authority to reflect a change in ownership within 90 days from the date the application is deemed complete. On January 19, 2018, Dominion Energy and SEMI filed a joint application with the GPSC seeking approval of the change of ownership. The GSPC approved the change of ownership on March 20, 2018.

HSR Act and Antitrust

Completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules and regulations promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the DOJ and the FTC and the applicable waiting period has expired or been terminated.

The waiting period with respect to the notification and report forms filed under the HSR Act expires 30 calendar days after the date both parties have submitted such filings, unless otherwise extended or terminated. Dominion Energy and SCANA filed the required HSR Act notification and report forms with the DOJ and FTC on January 19, 2018, and requested early termination of the HSR Act waiting period. On February 1, 2018, the FTC notified Dominion Energy and SCANA that it had granted early termination of the waiting period.

At any time before or after completion of the merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ, FTC, or any U.S. state, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Dominion Energy and SCANA. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the merger on antitrust or competition grounds, and, if such a challenge is made, there can be no assurance as to its result. Under the merger agreement, Dominion Energy and SCANA generally must use reasonable best efforts to take all necessary actions to obtain all regulatory approvals required to complete the merger, subject to certain exceptions. If the merger is not completed within 12 months after the expiration or early termination of the applicable HSR Act waiting period, Dominion Energy and SCANA will be required to submit new notification and report forms to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be terminated before the merger can be completed.

FERC Approval

Each of Dominion Energy and SCANA is a holding company under the Public Utility Holding Company Act of 2005, which we refer to as PUHCA, that has subsidiaries that either are “public utilities,” “transmitting utilities,” “electric utilities,” “electric utility companies” or a “holding company in a holding company system that includes a transmitting utility or an electric utility company” as such terms are defined under PUHCA, the FPA and the FERC’s implementing regulations. One of the requirements of Section 203 of the FPA is that no holding company in a holding company system that includes a transmitting utility or an electric utility may purchase, acquire, merge or consolidate with a transmitting utility, an electric utility company or a holding company in a holding company system that includes a transmitting utility or electric utility company without prior FERC authorization. Consequently, the FERC’s approval of the merger under Section 203 of the FPA is required.

The FERC must authorize the merger if it finds that the merger is consistent with the public interest. The FERC has stated that, in analyzing a merger or transaction under Section 203 of the FPA, it will evaluate the impact of the merger on:

•	competition in electric power markets;

•	the applicants’ wholesale rates; and

•	state and federal regulation of the applicants.

The FERC must also find that the merger will not result in the cross-subsidization by utilities of their non-utility affiliates or the improper encumbrance or pledge of utility assets. If such cross-subsidization or encumbrances were to occur as a result of the merger, the FERC then must find that such cross-subsidization or encumbrances are consistent with the public interest.

The FERC will review these factors to determine whether the merger is consistent with the public interest. If the FERC finds that the merger would adversely affect competition in wholesale electric power markets, rates for transmission or the wholesale sale of electric energy, or regulation, or that the merger would result in cross-subsidies or improper encumbrances that are not consistent with the public interest, it may, pursuant to the FPA, impose upon the merger remedial conditions intended to mitigate such effects or it may decline to authorize the merger. On February 23, 2018, Dominion Energy and SCANA filed an application with FERC seeking approval of the merger under Section 203 of the FPA. On February 26, 2018, FERC issued a notice of filing setting April 24, 2018, as the deadline for interventions and comments. Three parties filed interventions. One of the three parties commented on the application. FERC has not yet acted on the application. The FERC is required to rule on a completed merger application not later than 180 days from the date on which the completed application is filed. The FERC may, however, for good cause, issue an order extending the time for consideration of the merger application by an additional 180 days. If the FERC does not issue an order within the statutory deadline, then the transaction is deemed to be approved. Dominion Energy and SCANA expect that the FERC will approve the merger within the initial 180-day review period. However, there is no guarantee that the FERC will not extend the time period for its review or will not impose conditions on its approval that are unacceptable to Dominion Energy or SCANA.

NRC Approval

Completion of the merger is subject to the issuance of an order by the NRC consenting to the indirect transfer of control of NRC License No. NPF-93, Docket No. 52-027, NRC License No. NPF-94, Docket No. 52-028, and NRC License No. NPF-126, Docket No. 50-395 from SCANA to Dominion Energy as required by Section 184 of the Atomic Energy Act and the NRC’s implementing regulations in 10 C.F.R. 50.80. On January 25, 2018, Dominion Energy and SCANA filed an application requesting that NRC issue an order consenting to the indirect transfer of control of the licenses. There is no guarantee that the NRC will consent to the indirect transfer of control or that it will not impose conditions on its consent that are unacceptable to either Dominion Energy or SCANA. On March 8, 2018, NRC published a Notice regarding the proposed license transfer in the Federal Register and provided an opportunity for interested parties to request a hearing or submit written comments. The NRC’s records indicate that no timely requests for hearing or comments were submitted to the NRC, and the NRC staff’s review continues. In the meantime, the State of South Carolina and the State of Tennessee have issued their required consents to the indirect transfer of control of certain other related licenses.

FCC Approval

Under FCC regulations implementing provisions of the Communications Act of 1934, as amended, an entity holding private radio licenses for internal communications purposes generally must obtain the approval of the FCC before the direct or indirect transfer of control or assignment of those licenses. SCANA and certain SCANA subsidiaries hold FCC licenses for private internal communications and, thus, must obtain prior FCC approval to assign or transfer direct or indirect control of those licenses. Once the FCC has consented to the transfer of control, the parties have 180 days to complete the merger. If the merger does not close within 180 days of receiving FCC consent, the parties can request an extension of time to complete the transaction. The FCC customarily grants extension requests of this nature. There is no guarantee that the FCC will consent to the transfer of control or that it will not impose conditions on its consent that are unacceptable to either Dominion Energy or SCANA. While the FCC’s consent or a work-around agreement is required in connection with the transaction, if the licenses are to be maintained post-closing, the parties have not made such consents or work-around a formal condition to closing.

Three transfer of control applications were filed with the FCC on February 2, 2018. All of the applications have been consented to by the FCC. The application pertaining to PSNC was consented to on February 6, 2018. The application pertaining to SCE&G was consented to on February 21, 2018. The application pertaining to SCANA’s subsidiary SCANA Services, Inc. was consented to on March 8, 2018. In all cases, the transferor is SCANA and the transferee is Dominion Energy.

Material Contracts between SCANA and Dominion Energy

In December 2014, SCANA and Dominion Energy entered into a definitive agreement for the sale by SCANA of its subsidiary, Carolina Gas Transmission Corporation, to Dominion Energy for approximately $450 million. The sale was completed by the parties in January 2015.

Legislation Relating to the Merger

Following the announcement of the merger, the South Carolina General Assembly has considered legislation related to the merger. Three pieces of legislation are currently in conference committees having passed both Houses of the South Carolina General Assembly in different forms. The legislation is H.4375, S.954, and H.4950, the latter of which is the South Carolina 2017-2018 Budget Bill amended to include provisos related to the SCPSC petition. These bills include the following provisions, among others:

All three bills would require the SCPSC to hold a hearing on the SCPSC petition no earlier than November 1, 2018 and all three bills would require the SCPSC to issue a final order no later than December 21, 2018.

Both S.954 and the House version of H.4375 direct the SCPSC to impose experimental rates on SCE&G that would reduce SCE&G’s lawfully approved revenue by approximately $37 million per month (H.4375) or $26 million per month (S.954). The bills require the SCPSC to impose the experimental rates either three or five days after enactment of the legislation and the experimental rates would remain in effect pending a final order on the SCPSC petition. S.954 further requires the SCPSC to review the experimental rates 30 business days after they are imposed and allows the SCPSC to adjust the rate to the minimum degree necessary to ensure that SCE&G does not become insolvent as a result. Both S.954 and H.4375 and the provisos to H. 4950 redefine the terms “prudent” and “prudency,” require a consideration of prior acts in determining the prudency of later acts, and ascribe any lack of prudency by contractors or subcontractors to the utility. In other respects, the definitions are divergent between S.954 and H.4375 and the other bill or versions of bills.

The South Carolina General Assembly has adjourned, but will reconvene in late June 2018, and may consider a conference committee report on this legislation or other legislation. In addition, the adjournment resolution adopted by the South Carolina General Assembly allows the leadership of the House of Representatives or Senate to reconvene those bodies to consider matters related to the NND project which could include new or additional legislation.

If this legislation becomes law, it is possible that Dominion Energy would not be obligated to complete the merger if Dominion Energy reasonably determines that the legislation has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries. It is also possible that the SCPSC may not take action on matters that are required to satisfy Dominion Energy’s conditions to closing under the merger agreement until December 21, 2018, and Dominion Energy would not be obligated to complete the merger until such conditions are satisfied.

Litigation Relating to the Merger

Following the announcement of the merger, four lawsuits have been filed asserting claims relating to the merger. First, on January 12, 2018, a pre-existing shareholder derivative action filed purportedly on behalf of nominal defendant SCANA was amended to assert putative class action claims on behalf of SCANA shareholders in the Court of Common Pleas of the County of Richland, South Carolina: Firemen’s Retirement System of St. Louis v. Addison, et al., 2017-CP-400-7547. This lawsuit asserts claims against certain current and former officers of SCANA and members of the SCANA board for breach of fiduciary duties, waste of corporate assets, and unjust enrichment, and against Dominion Energy and Merger Sub for aiding and abetting the alleged breaches of fiduciary duties. The second and third lawsuits are two putative class actions on behalf of SCANA shareholders which have been filed in the Court of Common Pleas of the Counties of Lexington and Richland, South Carolina, respectively: City of Warren Police and Fire Retirement System v. SCANA Corporation, et al., 2018-CP-320-0268, filed January 23, 2018, and Metzler Asset Management GmbH and Joseph Heinz v. Aliff, et al., 2018-CP-400-0816, filed February 8, 2018. The second lawsuit asserts claims against an officer of SCANA and certain members of the SCANA board for breach of fiduciary duties in connection with the merger, and against SCANA, Dominion Energy and Merger Sub for aiding and abetting the alleged breaches. The third lawsuit asserts claims against certain members of the SCANA board for breach of fiduciary duties in connection with the merger, and against Dominion Energy and Merger Sub for aiding and abetting the alleged breaches. These three lawsuits were removed by Dominion Energy to the United States District Court for the District of South Carolina. The plaintiffs in the first two lawsuits have filed motions to remand those cases back to state court. Collectively, these three lawsuits allege, among other things, that the individual defendants breached their fiduciary duties by creating a false impression to investors and state regulators that the NND project was running smoothly within a reasonable budget and on schedule to increase their compensation and maintain their positions, which has exposed SCANA to billions of dollars in costs and damages in connection with numerous civil and criminal proceedings. The lawsuits also allege that the merger is designed to unlawfully divest SCANA shareholders of their holdings without providing them the maximized value to which they are entitled and without adequate information to evaluate the transaction. Specifically, these plaintiffs allege that the individual defendants were motivated to approve the merger for an inadequate price for the purpose of extinguishing the standing of SCANA shareholders to pursue the derivative claims asserted against the individual defendants in the derivative actions (as described in the section entitled “—Other Legal Proceedings” beginning on page 74 of this proxy statement/prospectus) to avoid personal liability, and because they will receive significant personal financial benefits in the merger not shared by other SCANA shareholders. The lawsuits also allege that the consideration proposed in the merger fails to adequately account for and value the derivative claims asserted in the derivative actions against the individual defendants that Dominion Energy will acquire in the merger, and that, because Dominion Energy has agreed to indemnify the individual defendants in the merger agreement, it is unlikely that Dominion Energy will pursue these claims if the merger is consummated. The lawsuits also allege that the merger is unfair to SCANA shareholders because if SCANA were offered the same rate settlement terms that Dominion Energy is proposing in connection with the transaction, SCANA’s stock price would increase substantially above the value of the merger consideration. The lawsuits also allege that the merger was the result of a flawed process and self-dealing, that the merger consideration was insufficient and that certain provisions of the merger agreement might dissuade an alternative bidder from surfacing. The lawsuits seek to enjoin the merger and rescind the merger agreement. In addition, the second and third lawsuits seek in the alternative, should the merger be completed, an award of unspecified monetary damages. The fourth lawsuit is a complaint for violations of federal securities laws filed on March 15, 2018, by an alleged SCANA shareholder in the United States District Court for the District of South Carolina: Turner v. Addison, et al., 3:18-cv-728-MBS. This lawsuit asserts a claim for violation of Section 14(a) of the Exchange Act against SCANA and the SCANA board, a claim for violation of Section 20(a) of the Exchange Act against the SCANA board, and a claim for aiding and abetting against Dominion Energy and Merger Sub. The claims arise out of alleged misstatements and omissions in the Form S-4 containing a preliminary proxy statement of SCANA filed on February 14, 2018. Plaintiff seeks an order requiring defendants to disclose the alleged omitted or misrepresented information and/or an injunction to prevent consummation of the merger unless and until the alleged omitted or misrepresented information is disclosed.

Other Legal Proceedings

Certain lawsuits and regulatory actions have been filed against SCANA and SCE&G in connection with the abandonment of the NND project. If the relief requested in these matters (including a request for declaratory judgment that the BLRA is unconstitutional) is granted, Dominion Energy might not be obligated to complete the merger.

Further, several identical or substantially similar derivative actions have been filed in South Carolina state and federal court on behalf of SCANA by putative shareholders of SCANA in connection with the NND project: In re SCANA Corporation Derivative Litigation, Consol. C.A. No. 3:17-cv-03166-MBS (D.S.C.) (consolidated complaint filed January 30, 2018), Crangle v. Marsh, et al., C.A. No. 2017-CP-40-05791 (S.C. Ct. Comm. Pl., Richland Cty.) (filed September 26, 2017), Firemen’s Retirement System of St. Louis v. Addison, et al., C.A. No. 2017-CP-400-7547 (S.C. Ct. Comm. Pl., Richland Cty.) (filed December 13, 2017), subsequently removed to the United States District Court for the District of South Carolina, C.A. No. 3:18-cv-00501-MBS (D.S.C.), and Todd v. Marsh, et al., C.A. No. 2017-CP-40-006621 (S.C. Ct. Comm. Pl., Richland Cty.) (filed October 30, 2017), which we refer to collectively as the derivative actions. The plaintiffs in the derivative actions seek to assert claims derivatively on behalf of SCANA pursuant to Section 33-7-400 of the SCBCA against certain current and former SCANA directors and officers for breach of fiduciary duty, gross mismanagement, waste of corporate assets, and/or unjust enrichment arising out of the oversight, management, and abandonment of the construction of the NND project. The plaintiffs in the derivative actions allege, among other things, that SCANA’s management failed to manage the NND project, that the SCANA board failed to hold management accountable for its purported failure to manage the NND project, and that the SCANA board and SCANA’s management caused or allowed SCANA to make false and misleading statements regarding the NND project to investors. The plaintiffs in the derivative actions seek, among other things, to hold the individual defendants personally liable for the losses suffered by SCANA in connection with the abandonment of the NND project.

In the event the merger is completed, the underlying claims of SCANA asserted in the derivative actions would survive but control of the claims would transfer from SCANA to Dominion Energy. Consequently, for purposes of voting on the merger, SCANA shareholders should assume that the plaintiffs in the pending derivative actions would lose their standing as SCANA shareholders to continue pursuing the derivative claims in those suits. If the derivative claims underlying the derivative actions are not resolved prior to the effective time of the merger, the Dominion Energy board may have the opportunity to determine whether it is in the best interest of Dominion Energy to pursue those claims. Additionally, Dominion Energy shareholders, including current SCANA shareholders who become Dominion Energy shareholders through the merger, may make a demand on the Dominion Energy board to pursue those claims derivatively. Whether any such demand will result in Dominion Energy pursuing such claims, or if not, whether Dominion Energy shareholders would thereafter choose to pursue such claims as so-called double derivative claims, is not known. Any recovery by Dominion Energy after the effective time of the merger may be substantially or completely offset by the obligation of Dominion Energy under the merger agreement to indemnify, and to cause SCANA to honor its obligations to indemnify, directors and officers of SCANA for liabilities relating to their service prior to the effective time. See the section entitled “—Interests of SCANA’s Directors and Executive Officers in the Merger— Director and Officer Indemnification” beginning on page 79 of this proxy statement/prospectus. Thus, if the claims are not resolved prior to the effective time of the merger, it is possible that they will not be pursued, despite the assertion by the plaintiffs in the derivative actions that such claims have substantial value to SCANA.

As has been previously disclosed in SCANA’S Form 10-K for the year ended December 31, 2017 and Form 10-Q for the quarter ended March 31, 2018, for each of SCANA and SCE&G, on January 26, 2018, the South Carolina Department of Revenue, which we refer to as the SC DOR, notified SCE&G that it was initiating an audit of SCE&G’s sales and use tax returns for the period September 1, 2008 through December 31, 2017. SCANA and SCE&G understand that the SC DOR’s position is that the exemption for sales and use tax for purchases related to the NND project should not apply because Unit 2 and Unit 3 will not be placed into service and no electricity will be manufactured for sale. On June 1, 2018, SCE&G received via email from the SC DOR a notice of proposed assessment arising from that audit of approximately $410 million plus interest, along with a transmittal / explanation of that proposed assessment. SCE&G intends to appeal the proposed assessment.

Exchange of Shares in the Merger

For a description of the exchange and payment procedures with respect to the shares of SCANA common stock under the merger agreement, please see the section entitled “The Merger Agreement—Exchange and Payment Procedures” beginning on page 90 of this proxy statement/prospectus.

Interests of SCANA’s Directors and Executive Officers in the Merger

In considering the SCANA board’s recommendation that you vote to approve the merger, you should be aware that SCANA’s directors and executive officers have economic interests in the merger that are different from, and in addition to, those of SCANA’s shareholders generally. These interests, which may create actual or potential conflicts of interests, are, to the extent material, described below. The SCANA board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement, and in recommending to SCANA’s shareholders that the merger agreement be approved. For the purposes of the SCANA plans and agreements described below, the completion of the transactions contemplated by the merger agreement will constitute a change in control of SCANA.

Allegations of Class Action Suits

The directors and officers of SCANA are also alleged to have certain interests in the transaction as described in the section entitled “—Litigation Relating to the Merger” beginning on page 73 of this proxy statement/ prospectus.

Equity Compensation

Pursuant to the merger agreement, upon completion of the merger, each performance share award and restricted stock unit award will be cancelled in exchange for a cash payment, as described below. The payment shall be made as soon as reasonably practicable after the effective time of the merger, but in any event within three business days thereafter; provided, however, that any performance share awards and restricted stock unit awards that are subject to Section 409A of the Code shall be paid at the earliest time permitted under, and in accordance with, the terms of the applicable award agreements and relevant documents and in accordance with Section 409A of the Code.

Treatment of Performance Share Awards

At the effective time of the merger, each performance share award that is outstanding immediately prior to the effective time of the merger will fully vest at the target level of performance and shall be cancelled and converted automatically into the right to receive the following in respect of each share of SCANA common stock underlying such performance share award: (i) the merger consideration multiplied by (ii) the average price, in cash and without interest (we refer to the product of clauses (i) and (ii) in this sentence as the equity award consideration).

Treatment of Restricted Stock Units

At the effective time of the merger, each restricted stock unit award that is outstanding immediately prior to the effective time of the merger will fully vest and be cancelled and converted automatically into the right to receive the equity award consideration in respect of each share of SCANA common stock underlying such restricted stock unit award.

Treatment of Deferred Units

At the effective time of the merger, each deferred unit in respect of SCANA common stock credited or deemed credited to the SCANA stock ledger under the SCANA Director Compensation and Deferral Plan or the SCANA Executive Deferred Compensation Plan that is outstanding immediately prior to the effective time of the merger shall be converted automatically into a number of deferred units in respect of Dominion Energy common stock equal to the product of (i) the deferred unit, multiplied by (ii) the merger consideration, to be payable pursuant to the terms of the applicable plan.

Payments under the Supplementary Key Executive Severance Benefits Plan

The SCANA Corporation Supplementary Key Executive Severance Benefits Plan, which we refer to as the Supplementary Severance Plan, provides for payments to SCANA’s senior executive officers if, within 24 months after a change in control of SCANA, a senior executive officer’s employment is terminated without “just cause” or the senior executive officer terminates his or her employment for “good reason.”

Under the Supplementary Severance Plan, SCANA would be deemed to have “just cause” for terminating the employment of a senior executive officer if he or she: (i) willfully and continually failed to substantially perform his or her duties after SCANA made demand for substantial performance; (ii) willfully engaged in conduct that is demonstrably and materially injurious to SCANA; or (iii) were convicted of a felony or certain misdemeanors.

A senior executive officer would be deemed to have “good reason” for terminating his or her employment under the Supplementary Severance Plan if, after a change in control, without his or her consent, any one or more of the following occurred: (i) a material diminution in his or her base salary; (ii) a material diminution in his or her authority, duties, or responsibilities; (iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom he or she is required to report, including a requirement that he or she report to one of our officers or employees instead of reporting directly to the SCANA board; (iv) a material diminution in the budget over which he or she retains authority; (v) a material change in the geographic location at which he or she must perform services; or (vi) any other action or inaction that constitutes a material breach by SCANA of the agreement under which he or she provides services.

In the event of such a termination, the Supplementary Severance Plan entitles participants to the following payments and benefits:

•	an amount intended to approximate 2.5 times the sum of: (i) his or her annual base salary (before reduction for certain pre-tax deferrals) in effect as of the change in control, plus (ii) his or her full targeted annual incentive opportunity in effect as of the change in control;

•	an amount equal to the participant’s full targeted annual incentive opportunity in effect under each existing annual incentive plan or program for the year in which the change in control occurs;

•	if the participant’s benefit under the SCANA Corporation Supplemental Executive Retirement Plan, which we refer to as the SERP, is determined using the final average pay formula under the SCANA Corporation Retirement Plan, which we refer to as the Retirement Plan, an amount equal to the present lump sum value of the actuarial equivalent of his or her accrued benefit under the Retirement Plan and the SERP through the date of the change in control, calculated as though he or she had attained age 65 and completed 35 years of benefit service as of the date of the change in control, and as if his or her final average earnings under the Retirement Plan equaled the amount determined after applying cost-of-living increases to his or her annual base salary from the date of the change in control until the date he or she would reach age 65, and without regard to any early retirement or other actuarial reductions otherwise provided in any such plan (this benefit will be offset by the actuarial equivalent of the participant’s benefit provided by the Retirement Plan and the participant’s benefit under the SERP);

•	if the participant’s benefit under the SERP is determined using the cash balance formula under the Retirement Plan, an amount equal to the present value as of the date of the change in control of his or her accrued benefit, if any, under the SERP, determined prior to any offset for amounts payable under the Retirement Plan, increased by the present value of the additional projected pay credits and periodic interest credits that would otherwise accrue under the Retirement Plan (based on the Retirement Plan’s actuarial assumptions), assuming that he or she remained employed until reaching age 65, and reduced by his or her cash balance account under the Retirement Plan, and further reduced by an amount equal to his or her benefit under the SERP;

•	an amount equal to the value of all amounts credited to each participant’s SCANA Corporation Executive Deferred Compensation Plan, which we refer to as the EDCP, ledger account as of the date of the change in control, plus interest on the benefits payable under the EDCP at a rate equal to the sum of the prime interest rate as published in the Wall Street Journal on the most recent publication date prior to the date of the change in control plus 3%, calculated through the end of the month preceding the month in which the benefits are distributed, reduced by the value of his or her benefit under the EDCP as of the date of the change in control; and

•	an amount equal to the projected cost for medical, long-term disability and certain life insurance coverage for three years following the change in control as though he or she had continued to be a SCANA employee.

Pursuant to the merger agreement, with respect to Mr. Addison, Mr. Kissam and Ms. Griffin, if any such executive’s salary has not been adjusted to at least the low point of SCANA’s pre-established salary range for his or her applicable pay grade which pay grade was adjusted in respect of recent promotions, benefits under the Supplementary Severance Plan will be provided to such executive as if such executive’s salary had been adjusted to the low point. The low point of the salary range represents a salary at 85% of the midpoint of the range for an executive’s applicable pay grade. Ms. Griffin’s salary has since been adjusted to above the low point of SCANA’s pre-established salary range for her applicable pay grade.

In addition to the benefits above (unless their agreements with SCANA provide otherwise), participants in the Supplementary Severance Plan are entitled to benefit distribution under the Long-Term Equity Compensation Plan equal to 100% of the target awards for all performance periods not completed as of the date of the change in control, if any; however, the treatment of equity awards is prescribed under the merger agreement and further described under the section entitled “—Interests of SCANA’s Directors and Executive Officers in the Merger—Equity Compensation” beginning on page 75 of this proxy statement/prospectus. Participants in the Supplementary Severance Plan are also be entitled to any amounts previously earned, but not yet paid, under the terms of any of SCANA’s other plans or programs.

Retirement Benefits

Supplemental Executive Retirement Plan

The SERP is an unfunded nonqualified defined benefit plan that was established for the purpose of providing supplemental retirement income to certain SCANA employees, including the executive officers. Subject to the terms of the SERP, a participant becomes eligible to receive benefits under the SERP upon termination of his or her employment with SCANA (or at such later date as may be provided in a participant’s agreement), if the participant has become vested in his or her accrued benefit under the Retirement Plan prior to termination of employment. However, if a participant is involuntarily terminated following or incident to a change in control and prior to becoming fully vested in his or her accrued benefit under the Retirement Plan, the participant will automatically become fully vested in his or her benefit under the SERP and a benefit will be payable under the SERP.

Executive Deferred Compensation Plan

The EDCP is a nonqualified deferred compensation plan in which SCANA’s executive officers, including the named executive officers, and SCANA’s directors, may participate. Amounts deferred under the EDCP are required to be paid, or begin to be paid, as soon as practicable following the earliest of a participant’s death, separation from service, or with respect to pre-2005 deferrals and hypothetical earnings thereon, disability.

Director Deferred Compensation

The Director Compensation and Deferral Plan, which we refer to as the DCDP, is a nonqualified deferred compensation plan pursuant to which SCANA’s non-employee directors may defer annual stock and cash retainer fees. Amounts are generally paid, or begin to be paid, on a separation from service from the SCANA board for any reason or a date certain previously elected by the director (and subject to the ability to make subsequent deferrals pursuant to the terms set forth in the DCDP). In addition, one director has an account balance under the Voluntary Deferral Plan, a nonqualified deferred compensation plan that was closed effective January 1, 2001, which account balance will generally be paid, or begin to be paid, upon separation from service from the SCANA board for any reason (and subject to the ability to make subsequent deferrals pursuant to the terms set forth in the Voluntary Deferral Plan).

Director Endowment Plan

The SCANA Director Endowment Plan, which was closed to new participants effective January 1, 2013, provides for SCANA to make tax deductible, charitable contributions totaling $500,000 per eligible director to institutions of higher education designated by the applicable director. A portion is contributed upon retirement of the director and the remainder upon the director’s death.

Agreements with Dominion Energy

As of the date of this proxy statement/prospectus, none of the SCANA executive officers has entered into any agreement with Dominion Energy or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, Dominion Energy or one or more of its affiliates. Prior to or following the closing of the merger, however, some or all of the SCANA executive officers may discuss or enter into agreements with Dominion Energy or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, Dominion Energy or one or more of its affiliates. For information on Dominion Energy’s directors and management after the merger, please see the section entitled “—Directors and Management of Dominion Energy After the Merger” beginning on page 66 of this proxy statement/prospectus.

Director and Officer Indemnification

Under the merger agreement, after the effective time of the merger, the SCANA directors and officers are entitled to indemnification and insurance coverage relating to their service as SCANA directors and officers prior to the effective time of the merger. For a more complete description, please see the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 108 of this proxy statement/prospectus.

Potential Payments upon a Termination in Connection with a Change in Control

In accordance with Item 402(t) of Regulation S-K under the Securities Act, the table below sets forth the estimated amounts of compensation that are based on or otherwise relate to the merger and that may be payable to those individuals who were listed in the “Summary Compensation Table” that was set out in SCANA’s most recent securities filing for which disclosure was required under Item 402(c) of Regulation S-K under the Securities Act other than executive officers who ceased to be employed by SCANA during 2017 but including Ms. Griffin, who became Chief Financial Officer of SCANA effective January 1, 2018. We refer to these individuals as the “named executive officers.” Similar information for SCANA’s other current executive officers as a group is also included in the table below.

Please see the section entitled “—Interests of SCANA’s Directors and Executive Officers in the Merger” beginning on page 75 of this proxy statement/prospectus for further information about the compensation disclosed in the table below. The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table. For purposes of calculating the amounts set forth below, the salary of each of Mr. Addison and Mr. Kissam has been assumed to be adjusted to the low point of the pre-established salary range for his applicable pay grade (which pay grade was adjusted in respect of recent promotions). The amounts in the table do not otherwise reflect certain compensation actions that may occur before completion of the merger, including certain compensation actions that SCANA is permitted to take prior to the completion of the merger, as described in the section entitled “The Merger Agreement—Conduct of Business” beginning on page 105 of this proxy statement/prospectus. For purposes of calculating such amounts, the following additional assumptions were used:

•	the relevant price per share of SCANA common stock is $45.19, which is the average closing price of a share of SCANA common stock over the first five business days following the first public announcement of the merger agreement;

•	the effective time of the merger is October 31, 2018, which is the assumed date of completion of the merger solely for purposes of the disclosure in this section; and

•	the employment of each executive officer of SCANA will have been terminated by Dominion Energy without cause or due to the executive officer’s resignation for good reason, as such terms are defined in the relevant plans and agreements, in either case following the assumed effective time of the merger on October 31, 2018.

Merger-Related Compensation

Named Executive Officer	Cash ($)(1)	Equity($)(2)	Pension/NQDC ($)(3)	Perquisites/ Benefits($)	Tax Reimbursement ($)	Other ($)	Total ($)
K. B. Marsh(4)	$0	$3,058,911	$0	$0	$0	$0	$3,058,911
J. E. Addison	$5,297,314	$3,599,065	$821,648	$0	$0	$0	$9,718,027
S. A. Byrne(4)	$0	$1,111,410	$0	$0	$0	$0	$1,111,410
W. K. Kissam	$2,369,140	$1,343,380	$334,939	$0	$0	$0	$4,047,459
J. B. Archie	$1,830,563	$1,152,695	$218,108	$0	$0	$0	$3,201,366
I. N. Griffin	$2,000,089	$756,911	$253,758	$0	$0	$0	$3,010,758

Other Executive Officers	Cash ($)(1)	Equity($)(2)	Pension/NQDC ($)(3)	Perquisites/ Benefits($)	Tax Reimbursement ($)	Other ($)	Total ($)
Aggregate for other executive officers (five individuals)	$8,556,815	$4,809,643	$962,359	$0	$0	$0	$14,328,817

(1)	Cash. The amounts listed in this column consist of (a) an amount equal to 2.5 times the sum of base salary and target short-term incentive award, (b) an amount equal to the full target annual incentive opportunity for the year in which the merger occurs, and (c) an amount equal to the projected cost for insurance benefits for three years. All such benefits are “double trigger” and are provided only on a termination without just cause or resignation for good reason during the period within 24 months after a change in control of SCANA. For further details, see the section entitled “—Interests of SCANA’s Directors and Executive Officers in the Merger—Payments under the Supplementary Key Executive Severance Benefits Plan” beginning on page 76 of this proxy statement/prospectus. Messrs. Marsh and Byrne retired effective January 1, 2018 and are not eligible for any severance as a result of the merger.

Named Executive Officer	Severance	Target Bonus	Amount Related to Benefits	Total
K. B. Marsh	$0	$0	$0	$0
J. E. Addison	$4,395,223	$832,779	$69,312	$5,297,314
S. A. Byrne	$0	$0	$0	$0
W. K. Kissam	$1,968,410	$310,174	$90,556	$2,369,140
J. B. Archie	$1,545,714	$219,392	$65,457	$1,830,563
I. N. Griffin	$1,668,752	$250,313	$81,024	$2,000,089

Other Executive Officers	Severance	Target Bonus	Amount Related to Benefits	Total
Aggregate for other executive officers (five individuals)	$7,175,645	$1,011,249	$369,921	$8,556,815

(2)	Equity. Consists of (a) unvested performance share awards and (b) unvested restricted stock units (each including dividend equivalents) that will become vested at the effective time of the merger and paid out in cash as described above pursuant to the merger agreement. Pursuant to the merger agreement, all such benefits are “single trigger.” For Messrs. Marsh and Byrne, only a pro rata portion of the performance shares (relating to the period during which each was employed) is included pursuant to the terms of their award agreements. For further details regarding the treatment of SCANA equity awards in connection with the merger, see the section entitled “—Interests of SCANA’s Directors and Executive Officers in the Merger—Equity Compensation” beginning on page 75 of this proxy statement/prospectus.

Named Executive Officer	Performance Share Awards	Restricted Stock Units	Total
K. B. Marsh	$1,622,177	$1,436,734	$3,058,911
J. E. Addison	$2,446,280	$1,152,785	$3,599,065
S. A. Byrne	$589,376	$522,034	$1,111,410
W. K. Kissam	$913,571	$429,809	$1,343,380
J. B. Archie	$786,643	$366,052	$1,152,695
I. N. Griffin	$508,614	$248,297	$756,911

Other Executive Officers	Performance Share Awards	Restricted Stock Units	Total
Aggregate for other executive officers (five individuals)	$3,277,657	$1,531,986	$4,809,643

(3)	Pension/Non-Qualified Deferred Compensation. Consists of increased payments pursuant to the EDCP, (with interest as provided under the Supplementary Severance Plan), and the SERP (including the excess payable as provided under the Supplementary Severance Plan). All such benefits are “double trigger.” For further details, see the section entitled “—Interests of SCANA’s Directors and Executive Officers in the Merger” beginning on page 75 of this proxy statement/prospectus. Messrs. Marsh and Byrne retired effective January 1, 2018 and are not eligible for any pension/non-qualified deferred compensation benefit as a result of the merger.

(4)	Messrs. Marsh and Byrne retired effective January 1, 2018.

Dividends

SCANA paid a dividend for the quarter ended March 31, 2018 of $0.6125 per share and has agreed in the merger agreement that it will not pay a quarterly dividend of more than that amount prior to the completion of the merger without Dominion Energy’s prior written consent. As previously publicly announced by SCANA, the SCANA board has deferred a decision on whether to pay a dividend for the quarter ending June 30, 2018. The decision to pay a dividend for the quarter ending June 30, 2018 and for any period thereafter, and the amount of any future dividend, will be made by the SCANA board based on many factors, including SCANA’s financial, regulatory and other circumstances at the time the decision is made. Dominion Energy currently pays a quarterly dividend of $0.835 per share. Following the closing of the merger, Dominion Energy expects to continue its current dividend for shareholders of the combined company, subject to any factors that the Dominion Energy board in its discretion deems relevant. For additional information on the treatment of dividends under the merger agreement, see the section entitled “The Merger Agreement—Conduct of Business” beginning on page 105 of this proxy statement/prospectus.

Listing of Dominion Energy Common Stock

Shares of Dominion Energy common stock currently trade on the NYSE under the stock symbol “D.” It is a condition to the completion of the merger that Dominion Energy common stock issuable in the merger be approved for listing on the NYSE, subject to official notice of issuance. Dominion Energy has agreed to use its reasonable best efforts to cause Dominion Energy common stock issuable in connection with the merger to be approved for listing on the NYSE and expects to obtain NYSE’s approval to list such shares prior to completion of the merger, subject to official notice of issuance.

Delisting and Deregistration of SCANA Common Stock

Shares of SCANA common stock currently trade on the NYSE under the stock symbol “SCG.” SCANA has agreed pursuant to the merger agreement to cooperate with Dominion Energy to use its reasonable best efforts to take all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and regulations of the NYSE to enable the delisting of SCANA common stock from the NYSE and deregistration of SCANA common stock under the Exchange Act as promptly as practicable after the effective time of the merger.

Certain Forecasts Prepared by SCANA’s Management

While SCANA provides public earnings guidance from time to time, SCANA does not as a matter of course publicly disclose other financial forecasts as to future earnings or financial performance or results because of, among other reasons, the uncertainty underlying assumptions and estimates. However, SCANA’s management prepared and provided the SCANA board with certain non-public financial forecasts in connection with the SCANA board’s consideration and evaluation of a possible merger with Dominion Energy. As described below, certain of these financial forecasts were also provided to SCANA’s financial advisors, Morgan Stanley and RBC Capital Markets, for their use and reliance in connection with their respective financial analyses and opinions summarized in “—Opinions of SCANA’s Financial Advisors” beginning on page 48 of this proxy statement/prospectus. In addition, as described below, certain of these financial forecasts were provided to Dominion Energy and its advisors in connection with the proposed transaction.

Neither SCANA’s independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Further, the report of SCANA’s independent auditors included in this proxy statement/prospectus relates to SCANA’s historical financial information. It does not extend to prospective financial information and should not be read to do so.

SCANA has included a summary of these financial forecasts to give SCANA shareholders access to certain non-public information made available to the SCANA board, SCANA’s advisors, and Dominion Energy and its advisors in connection with the proposed transaction with Dominion Energy. SCANA has not included these financial forecasts to influence the decision of the SCANA shareholders as to whether to vote for or against the merger proposal.

The inclusion of this information should not be regarded as an indication that SCANA, Dominion Energy or any of their respective affiliates, directors, officers, employees, agents, advisors or other representatives considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and readers are cautioned not to place undue reliance on this information.

The financial forecasts have been prepared by, and are the responsibility of, SCANA’s management. SCANA’s management believes that the financial forecasts were prepared in good faith and on a reasonable basis based on the best information available to SCANA’s management when prepared. The financial forecasts were not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The financial forecasts include non-GAAP financial measures, which were presented because SCANA’s management believed they could be useful indicators of SCANA’s projected future operating performance and cash flow. However, non-GAAP measures presented in the financial forecasts may not be comparable to similarly titled measures of other companies.

The financial forecasts prepared by SCANA’s management were prepared for SCANA’s internal use and not with a view toward public disclosure and are subjective in many respects. As a result, there can be no assurance that the prospective earnings or financial performance or results set forth in the financial forecasts will be realized or that actual future results will not be significantly higher or lower than estimated. These financial forecasts were based on numerous variables, which are inherently uncertain and may be beyond SCANA’s control. Since the financial forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

Important factors that may affect actual results and cause these financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to SCANA’s business, regulatory decisions and the regulatory environment generally, changes in applicable laws, general business and economic conditions, the occurrence of unusual weather events, and other factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26 of this proxy statement/prospectus.

In addition, financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for our business, changes in applicable laws or regulations, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur subsequent to the time the financial forecasts were prepared and that was not anticipated at the time the financial forecasts were prepared. The financial forecasts also do not take into account the merger or other transactions contemplated by the merger agreement or the effect of the failure of the merger to occur, and should not be viewed as necessarily indicative of actual or continuing results in that context.

Accordingly, there can be no assurance that the financial forecasts will be realized, and actual results may vary materially from those shown, including because of the risks and other factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26 of this proxy statement/prospectus. None of SCANA, Dominion Energy or any of their respective affiliates, directors, officers, employees, agents, advisors or other representatives gives or can give any assurance that actual results will not differ from the financial forecasts, and none of SCANA, Dominion Energy or any of their respective affiliates, directors, employees, agents, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile the financial forecasts to reflect circumstances existing after the date the financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial forecasts are shown not to be appropriate.

SCANA does not intend to make publicly available any update or other revision to the financial forecasts, except as otherwise required by law. None of SCANA, Dominion Energy or any of their respective affiliates, directors, officers, employees, agents, advisors or other representatives has made or makes any representation or warranty to any shareholder of SCANA or other person regarding the ultimate performance of SCANA compared to the information contained in the financial forecasts or that the financial forecasts will be achieved. The financial forecasts do not take into account any circumstances or events occurring after the date on which such forecasts were prepared.

Additional information relating to the principal assumptions used in preparing the projections is set forth below. See the section entitled “Risk Factors” beginning on page 17 of this proxy statement/prospectus for a discussion of various factors that could materially affect SCANA’s financial condition, results of operations, business, prospects and securities.

The financial forecasts were prepared based on SCANA’s management’s belief that it was preferable to seek a settlement that offered a comprehensive solution to the outstanding rate and regulatory issues relating to the abandoned NND project in order to resolve those issues rather than pursue an outcome that did not include such a settlement. In light of that context, SCANA’s management prepared financial forecasts (taking into account SCANA’s management’s views on the estimated anticipated effect of the U.S. tax reform enacted on December 22, 2017, referred to as the Tax Cuts and Jobs Act of 2017) under various settlement scenarios, each of which reflect the following material assumptions:

•	A compound annual growth rate, which we refer to as CAGR, of revenues for SCANA’s gas business from FY2018E through FY2022E as follows:

•	SCE&G: 4.5%;

•	PSNC: 5.7%; and

•	SEMI: 3.1%; and

•	A CAGR of SCANA’s Operations and Maintenance growth from FY2018E through FY2022E of approximately 0.3%.

The specific regulatory settlement scenarios prepared by SCANA’s management and focused on by the SCANA board in connection with the proposed transaction were a 5% regulatory settlement scenario and a 9.75% regulatory settlement scenario, which scenarios SCANA directed Morgan Stanley and RBC Capital Markets to use and rely upon for purposes of their respective financial analyses and opinions in connection with the proposed transaction without ascribing any relative weighting, probability or likelihood of success to either scenario. The financial forecasts under the 5% regulatory settlement scenario reflect circumstances under which SCE&G would provide a 5% reduction in electricity rates and an upfront cash refund to customers that would provide a higher benefit to customers than the publicly disclosed 3.5% regulatory settlement scenario (described below). The financial forecasts under the 9.75% regulatory settlement scenario reflect circumstances under which SCE&G would provide the largest reduction in electricity rates it could on a stand-alone basis while still maintaining an investment-grade credit rating for SCANA. Both the 5% and the 9.75% regulatory settlement scenarios assume that a portion of the invested capital from the NND project is written off and that SCE&G is able to recover the remaining portion of the invested capital. The following are the material assumptions for the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario:

•	5% regulatory settlement scenario:

•	SCE&G reduces its retail electricity rates by 5% from current levels, an aggregate discount of approximately $125 million per year;

•	SCE&G writes-off approximately $697 million in assets;

•	SCE&G provides its electric customers a one-time $500 million credit in 2018;

•	SCANA repurchases approximately $300 million of its shares of common stock through 2022;

•	SCE&G purchases a natural gas-fired power station for approximately $180 million in order to increase electricity generation, for which the acquisition cost will not be recovered from customers and only certain ongoing costs will be recovered in future base and fuel rates; and

•	SCE&G absorbs through existing revenues approximately $3.0 billion in nuclear construction amortization costs over 50 years.

•	9.75% regulatory settlement scenario:

•	SCE&G reduces its retail electricity rates by 9.75% from current levels, an aggregate discount of approximately $233 million per year;

•	SCE&G writes-off approximately $1.83 billion in assets;

•	SCANA does not repurchase any of its shares of common stock;

•	SCE&G purchases a natural gas fired power station for approximately $180 million in order to increase electricity generation, for which the acquisition cost will not be recovered from customers and only certain ongoing costs will be recovered in future base and fuel rates; and

•	SCE&G absorbs through existing revenues approximately $1.9 billion in nuclear construction amortization costs over 50 years.

The following is a summary of the financial forecasts prepared by SCANA’s management regarding SCANA for the fiscal years ending 2018 through 2022 under each of the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario:

5% Regulatory Settlement Scenario

	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E
	(in $ millions, except for per share data)
Revenues	3,908	4,512	4,577	4,693	4,845
EBITDA	997	1,471	1,514	1,593	1,649
EBIT	(324)	972	1,004	1,054	1,102
Net Income	(510)	480	505	550	594
Weighted-Average Outstanding Shares	142.9	142.9	142.9	141.9	139.9
Earnings Per Share	($3.57)	$3.36	$3.53	$3.87	$4.24
Normalized Net Income(1)	537	480	505	550	594
Adjusted Earnings Per Share(1)	$3.76	$3.36	$3.53	$3.87	$4.24
Dividend Per Share	2.45	2.43	2.43	2.43	2.58
Capital Expenditures (including Other Investing)	1,034	792	876	882	848

(1)	In FY2018E, excludes a net of tax write-off and one-time credit of approximately $1.04 billion in assets with an earnings per share impact of $7.33.

9.75% Regulatory Settlement Scenario

	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E
	(in $ millions, except for per share data)
Revenues	4,350	4,398	4,463	4,580	4,732
EBITDA	1,438	1,358	1,401	1,480	1,536
EBIT	(1,004)	890	922	972	1,022
Net Income	(1,020)	418	442	486	531
Weighted-Average Outstanding Shares	142.9	142.9	142.9	142.9	142.9
Earnings Per Share	($7.13)	$2.92	$3.09	$3.40	$3.71
Normalized Net Income(1)	510	418	442	486	531
Adjusted Earnings Per Share(1)	$3.57	$2.92	$3.09	$3.40	$3.71
Dividend Per Share	2.45	2.41	2.41	2.41	2.41
Capital Expenditures (including Other Investing)	1,034	792	876	882	848

(1)	In FY2018E, excludes a net of tax write-off of approximately $1.53 billion in assets with an earnings per share impact of $10.70.

In addition to the financial forecasts under the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario, SCANA’s management prepared and provided to the SCANA board and SCANA’s financial advisors for informational purposes financial forecasts under the following scenario, which reflects the following material assumptions:

•	3.5% regulatory settlement scenario:

•	SCE&G reduces its retail electricity rates by 3.5% from current levels, an aggregate discount of approximately $90 million per year;

•	SCE&G writes-off approximately $330 million in assets (which, disregarding the effects of the Tax Cuts and Jobs Act of 2017, equates to a write-off of approximately $811 million in assets);

•	SCANA repurchases approximately $650 million of its shares of common stock through 2022;

•	SCE&G purchases a natural gas fired power station for approximately $180 million in order to increase electricity generation, for which the acquisition cost will not be recovered from customers and only certain ongoing costs will be recovered in future base and fuel rates; and

•	SCE&G absorbs through existing revenues on equity approximately $3.4 billion in nuclear construction amortization costs over 50 years (which, disregarding the effects of the Tax Cuts and Jobs Act of 2017, equates to approximately $2.9 billion in nuclear construction amortization costs over 50 years).

The terms of the 3.5% regulatory settlement scenario had been publicly proposed by SCANA on November 16, 2017. Based on the reaction from legislators and other stakeholders to the proposal, it quickly became clear that the terms of the 3.5% regulatory settlement scenario, in the view of SCANA’s management and the SCANA board, were not an acceptable solution to the rate and regulatory issues relating to the abandoned NND project. Accordingly, SCANA directed Morgan Stanley and RBC Capital Markets not to use and rely upon the financial forecasts under the 3.5% regulatory settlement scenario for purposes of their respective financial analyses and opinions in connection with the proposed transaction.

The financial forecasts under the 3.5% regulatory settlement scenario were provided to Dominion Energy and its advisors in connection with the proposed transaction. The financial forecasts under the 5% regulatory settlement scenario and the 9.75% regulatory settlement scenario were not provided to Dominion Energy or its advisors because, in the view of SCANA’s management, such financial forecasts were not relevant to Dominion Energy’s valuation of SCANA in light of the fact that they reflected scenarios considered by the management of SCANA, based on its judgment and the financial resources of SCANA as a standalone company, whereas any regulatory settlement ultimately proposed by Dominion Energy would reflect the judgments and strategy of Dominion Energy’s management and the financial resources of a much larger company (Dominion Energy) that would include SCANA.

The following is a summary of the financial forecasts prepared by SCANA’s management regarding SCANA for the fiscal years ending 2018 through 2022 under the 3.5% regulatory settlement scenario:

3.5% Regulatory Settlement Scenario

	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E
	(in $ millions, except for per share data)
Revenues	4,429	4,552	4,617	4,733	4,885
EBITDA	1,517	1,511	1,554	1,633	1,689
EBIT	562	1,014	1,045	1,093	1,139
Net Income	162	513	537	579	621
Weighted-Average Outstanding Shares	142.9	142.2	140.4	137.7	135.1
Earnings Per Share	$1.14	$3.61	$3.82	$4.21	$4.60
Normalized Net Income(1)	551	513	537	579	621
Adjusted Earnings Per Share(1)	$3.85	$3.61	$3.82	$4.21	$4.60
Dividend Per Share	2.48	2.51	2.66	2.89	3.13
Capital Expenditures (including Other Investing)	1,034	792	876	882	848

(1)	In FY2018E, excludes a net of tax write-off of approximately $389 million in assets with an earnings per share impact of $2.71.

None of the foregoing financial forecasts prepared by SCANA’s management included any adjustment to account for the potential value of possible claims asserted on behalf of SCANA against its current and former directors and officers for damages arising out of the NND project, including the claims asserted in the derivative actions, nor any adjustment to account for potential liabilities of SCANA from claims in current or future litigation against SCANA. In determining to recommend the merger, the SCANA board was aware that the financial forecasts prepared by SCANA’s management did not include any adjustment to account for the potential value of these claims, and the SCANA board did not attempt to value the claims asserted in the derivative actions or in any other current or future litigation against SCANA. Among the factors that made any meaningful and useful estimate of the value of the derivative claims impossible to perform were the early stage of the proceedings, the fact that SCANA’s liability for damages, if any, in the various regulatory and litigation proceedings referenced in the derivative actions arising out of the abandonment of the NND project has not been determined, the potential bar to recovery imposed by the provision in the SCANA charter limiting directors’ liability to SCANA for damages for breaches of the duty of care, the possible offset to any recovery imposed by SCANA’s indemnification obligations to its directors and officers, as well as potential exclusions under applicable insurance policies for other breaches of fiduciary duties and the potential erosion of the limits of liability under those policies for payment of other covered loss. In light of the above factors, the SCANA board does not believe that the magnitude of reasonably foreseeable recoverable amounts on the derivative claims is significant in relation to the overall magnitude of the transaction.

THE MERGER AGREEMENT

The following summarizes material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. SCANA shareholders are urged to read the merger agreement carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the merger.

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about Dominion Energy or SCANA. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors; and

•	information concerning the subject matter of the representations, warranties and covenants may have changed after the date of the merger agreement.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

Effects of the Merger

The merger agreement provides for the merger of Merger Sub with and into SCANA upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the SCBCA. Upon completion of the merger, the separate corporate existence of Merger Sub will cease and SCANA will be the surviving corporation and a wholly owned subsidiary of Dominion Energy.

At the effective time of the merger:

•	each share of SCANA common stock issued and outstanding immediately prior to the effective time of the merger (other than cancelled shares), whether represented by a certificate or in non-certificated form and represented by book-entry, will be automatically converted into the right to receive the merger consideration, as may be adjusted in accordance with the immediately following sentence. The merger consideration will be adjusted to reflect the effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, exchange or readjustment of shares, merger, issuer tender or exchange offer or other similar transaction with respect to the shares of either Dominion Energy common stock or SCANA common stock that occurs between the date of the merger agreement and the effective time of the merger to provide SCANA shareholders the same economic effect as provided under the merger agreement before such change;

•	each performance share award outstanding immediately prior to the effective time of the merger shall fully vest at the target level of performance and shall be cancelled and converted automatically into the right to receive the equity award consideration in respect of each share of SCANA common stock underlying such performance share award;

•	each restricted stock unit award outstanding immediately prior to the effective time of the merger shall fully vest and shall be cancelled and converted automatically into the right to receive the equity award consideration in respect of each share of SCANA common stock underlying such restricted stock unit; and

•	each deferred unit credited or deemed credited to SCANA’s stock ledger under SCANA’s Director Compensation and Deferral Plan or Executive Deferred Compensation Plan that is outstanding immediately prior to the effective time of the merger will be automatically converted into a number of deferred unit(s) in respect of shares of Dominion Energy common stock equal to the product of (i) the deferred unit multiplied by (ii) the merger consideration, to be payable pursuant to the terms of the applicable plan.

Dominion Energy will issue cash in lieu of fractional shares of Dominion Energy common stock in the merger. Each SCANA shareholder who would otherwise be entitled to receive fractional shares of Dominion Energy common stock in the merger (after aggregating all fractional shares of Dominion Energy common stock issuable to such SCANA shareholder) will be entitled to an amount of cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of such fractional shares of Dominion Energy common stock issuable to such SCANA shareholder and (ii) the average price.

At the effective time of the merger, each cancelled share will cease to be outstanding, will be cancelled without payment of any consideration therefor and shall cease to exist.

At the effective time of the merger, each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the effective time of the merger will be automatically converted into and become one share of common stock, without par value, of the surviving corporation, and all such shares together shall constitute the only outstanding shares of capital stock of the surviving corporation.

Amendments to Organizational Documents; Directors and Officers

The restated articles of incorporation of SCANA, as amended, which we refer to collectively as the SCANA charter, as in effect immediately prior to the effective time of the merger will be the articles of incorporation of the surviving corporation until thereafter amended in accordance with the provisions thereof and applicable law, except that no such amendment will be inconsistent with Dominion Energy’s obligation to honor the provisions regarding exculpation of directors, limitation of liability of directors and officers, advancement of expenses and indemnification contained in SCANA’s and its subsidiaries’ respective organizational documents in existence immediately prior to the effective time of the merger. See the section entitled “—Indemnification and Insurance” beginning on page 108 of this proxy statement/prospectus.

The amended and restated bylaws of SCANA, which we refer to as the SCANA bylaws, as in effect immediately prior to the effective time of the merger will be amended as of the effective time of the merger to be in the form of Merger Sub’s bylaws as of the date of the merger agreement, except with respect to the name of the surviving corporation which shall be “SCANA Corporation,” and as so amended will be the bylaws of the surviving corporation until thereafter amended in accordance with the provisions thereof and applicable law, except that no such amendment will be inconsistent with Dominion Energy’s obligation to honor the provisions regarding exculpation of directors, limitation of liability of directors and officers, advancement of expenses and indemnification contained in SCANA’s and its subsidiaries’ respective organizational documents in existence immediately prior to the effective time of the merger. Furthermore, the bylaws of the surviving corporation following the effective time of the merger will include any changes necessary so that such bylaws comply with the provisions in the merger agreement relating to indemnification and insurance coverage for SCANA’s directors and officers. See the section entitled “—Indemnification and Insurance” beginning on page 108 of this proxy statement/prospectus.

The directors of Merger Sub will be appointed by Dominion Energy pursuant to applicable law to be the directors of the surviving corporation after the effective time of the merger, following the resignation or removal of the individuals serving as directors of SCANA prior to the effective time of the merger. Such directors will serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s articles of incorporation and bylaws. Dominion Energy intends that the Dominion Energy board will take all necessary action as soon as practicable after the effective time of the merger to appoint a member of either the SCANA board or SCANA’s executive management that is mutually agreeable to Dominion Energy and SCANA to serve as a director on the Dominion Energy board.

The officers of SCANA immediately prior to the effective time of the merger will, from and after the effective time of the merger, be the officers of the surviving corporation, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s articles of incorporation and bylaws.

Completion of the Merger

The closing of the merger will take place on the third business day following the day on which all of the conditions to closing (see the section entitled “—Conditions to Completion of the Merger” beginning on page 92 of this proxy statement/prospectus) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions at the closing), or at such other time and place as SCANA and Dominion Energy may agree in writing.

The merger will become effective at the time when SCANA and Dominion Energy file the articles of merger with respect to the merger with the Secretary of State of the State of South Carolina or at such later time as Dominion Energy and SCANA agree in writing and specify such time in the articles of merger.

Exchange and Payment Procedures

Prior to the effective time of the merger, Dominion Energy will select an exchange agent reasonably acceptable to SCANA, which we refer to as the exchange agent. Dominion Energy will enter into an agreement with the exchange agent in form and substance reasonably acceptable to SCANA pursuant to which the exchange agent will (i) act as agent for the SCANA shareholders in connection with the merger and receive payment and delivery of the merger consideration to which the SCANA shareholders shall become entitled pursuant to the merger agreement and (ii) act as agent for Dominion Energy in transmitting the merger consideration to the SCANA shareholders following the effective time of the merger in accordance with the merger agreement. At or prior to the effective time of the merger, Dominion Energy will deposit or cause to be deposited with the exchange agent, in trust for the benefit of the SCANA shareholders, an amount of shares of Dominion Energy common stock in book-entry form sufficient for the exchange agent to deliver the merger consideration required to be paid and delivered by Dominion Energy pursuant to the merger agreement. Dominion Energy will also deposit or cause to be deposited with the exchange agent from time to time following the effective time of the merger (i) any dividends or other distributions payable pursuant to the merger agreement, which we refer to as the dividend payment and (ii) any cash in lieu of fractional shares of Dominion Energy common stock payable pursuant to the merger agreement (see the section entitled “—Effects of the Merger” beginning on page 88 of this proxy statement/prospectus), which we refer to as the fractional shares payment.

Promptly after the effective time of the merger (and in any event within three business days thereafter), Dominion Energy will cause the exchange agent to mail or otherwise provide to each person who was, as of immediately prior to the effective time of the merger, a holder of record of shares of SCANA common stock (other than holders of cancelled shares) transmittal materials, including a letter of transmittal, and instructions for effecting the surrender of SCANA common stock to the exchange agent.

Upon surrender of SCANA stock certificates, or an affidavit of loss in lieu of such SCANA stock certificates along with the posting of a bond, if required by the exchange agent or Dominion Energy, for cancellation, in accordance with the instructions set forth in the transmittal materials, a SCANA shareholder will be entitled to receive the number of shares of Dominion Energy common stock equal to the number of shares of SCANA common stock represented by such SCANA stock certificates (or affidavit of loss in lieu of such SCANA stock certificates) multiplied by the merger consideration (subject to the treatment of fractional shares described in the section entitled “—Effects of the Merger” beginning on page 88 of this proxy statement/prospectus) and a cash amount equal to the dividend payment and the fractional shares payment such SCANA shareholder has the right to receive pursuant to the merger agreement. The shares of Dominion Energy common stock issued in exchange for such SCANA stock certificates will be in non-certificated, book-entry form and no interest will be paid or accrued on any cash amount payable upon surrender of such SCANA stock certificates.

Holders of SCANA common stock in book-entry form, which we refer to as book-entry shares, will not be required to obtain and deliver SCANA stock certificates or an executed letter of transmittal to the exchange agent in order to receive the merger consideration that such holder is entitled to receive. Instead, each holder of record of book-entry shares (other than cancelled shares) will be deemed to have surrendered such book-entry shares upon receipt by the exchange agent of an “agent’s message” in customary form (or such other evidence, if any, as the exchange agent may reasonably request). Upon the exchange agent’s receipt of such an “agent’s message,” each such holder of book-entry shares will be entitled to receive, and Dominion Energy will cause the exchange agent to pay and deliver as promptly as practicable following the effective time of the merger, to each such holder of book-entry shares, the number of shares of Dominion Energy common stock equal to the number of book-entry shares held by such holder multiplied by the merger consideration (subject to the treatment of fractional shares described in the section entitled “—Effects of the Merger” beginning on page 88 of this proxy statement/prospectus) and a cash amount equal to the dividend payment and the fractional shares payment such holder has the right to receive pursuant to the merger agreement. The shares of Dominion Energy common stock issued in exchange for such book-entry shares will be in non-certificated, book-entry form and no interest will be paid or accrued on any cash amount payable upon surrender of such book-entry shares.

At any time after the effective time of the merger, until surrendered or exchanged in the manner contemplated above, each share of SCANA common stock will be deemed to represent only the right to receive, upon such surrender or exchange, the merger consideration, the dividend payment and the fractional shares payment. Dominion Energy is required to pay or cause to be paid all charges and expenses of the exchange agent set forth in the agreement with the exchange agent.

Any merger consideration and any amounts with respect to the aggregate dividend payments and the aggregate fractional share payments deposited with the exchange agent (including the proceeds of any investment thereof) that remain undistributed one year after the effective time of the merger will be delivered to Dominion Energy or the surviving corporation upon demand by Dominion Energy. Thereafter, any holders of shares of SCANA common stock (other than cancelled shares) will be entitled to look only to Dominion Energy and the surviving corporation for payment and delivery of the merger consideration, the dividend payment and the fractional shares payment due upon surrender of their SCANA stock certificates or exchange of their book-entry shares in accordance with the procedures for surrender and exchange set forth above, and Dominion Energy and the surviving corporation will remain liable (subject to applicable abandoned property, escheat or other similar law) for payment of claims for the merger consideration payable upon surrender of such SCANA stock certificates or exchange of such book-entry shares.

From and after the effective time of the merger, the stock transfer books of SCANA will be closed and there will be no transfers on the stock transfer books of SCANA of the shares of SCANA common stock that were outstanding immediately prior to the effective time of the merger.

If any SCANA stock certificate has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such SCANA stock certificate to be lost, stolen or destroyed and, if required by the exchange agent or Dominion Energy, the posting by such person of a bond in a reasonable amount as indemnity against any claim that may be made against it with respect to such SCANA stock certificate, the exchange agent will pay and deliver in exchange for such SCANA stock certificate the merger consideration, the dividend payment and the fractional share payment the holder of such SCANA stock certificate is entitled to pursuant to the merger agreement.

Holders of SCANA common stock will not be entitled to receive any dividends or other distributions on Dominion Energy common stock until the merger is completed and such holders have surrendered (or are deemed to have surrendered) their SCANA common stock in exchange for Dominion Energy common stock in accordance with the instructions included with the letter of transmittal. If Dominion Energy effects any dividend or other distribution on Dominion Energy common stock with a record date after the effective time of the merger and a payment date before a SCANA shareholder surrenders (or is deemed to surrender) their SCANA common stock, such SCANA shareholder will be entitled to receive such dividend or distribution, without interest, with respect to the shares of Dominion Energy common stock to be issued to such SCANA shareholder promptly after the proper surrender (or deemed surrender) of such SCANA shareholder’s SCANA common stock. If Dominion Energy effects any dividend or other distribution on Dominion Energy common stock with a record date after the effective time of the merger and a payment date after the date a SCANA shareholder surrenders (or is deemed to surrender) their SCANA common stock, such SCANA shareholder will be entitled to receive such dividend or distribution, without interest, with respect to the shares of Dominion Energy common stock that were issued to such SCANA shareholder on the appropriate payment date.

Dominion Energy and the surviving corporation will be entitled to deduct and withhold any applicable taxes from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of SCANA common stock, performance share awards and restricted stock units, and pay over such withheld amount to the appropriate governmental entity. Any amount so withheld will be promptly remitted to the applicable governmental entity and be treated for all purposes under the merger agreement as having been paid to the person in respect of whom such deduction and withholding was made.

The merger consideration and any other payments to be made to SCANA shareholders pursuant to the merger agreement will be adjusted to reflect the effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, exchange or readjustment of shares, merger, issuer tender or exchange offer, or other similar transaction with respect to the shares of either Dominion Energy common stock or SCANA common stock that occurs between the date of the merger agreement and the effective time of the merger to provide the SCANA shareholders and the holders of performance share awards and restricted stock units the same economic effect as provided under the merger agreement before such change.

Conditions to Completion of the Merger

The obligation of SCANA, Dominion Energy and Merger Sub to effect the merger is subject to the satisfaction or waiver of the following mutual conditions:

•	the receipt of the SCANA requisite vote, which we refer to as the shareholder vote condition;

•	the absence of any law, executive order, ruling, judgment, injunction or other order, which we refer to as an order, issued by any federal, state, local, or non-United States government, any court or tribunal of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental or quasi-governmental agency, commission, branch or authority or other governmental entity or body, which we refer to as a governmental entity (except such reference does not include Santee Cooper in its capacity as a commercial counterparty of SCE&G in connection with the NND project), that is in effect and restrains, enjoins, prevents or otherwise prohibits the completion of the merger or makes the completion of the merger illegal, which we refer to as the governmental order condition;

•	the issuance of an order from the FERC authorizing the merger under Section 203 of the FPA;

•	the expiration or early termination of certain waiting periods under the HSR Act and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the DOJ and the FTC;

•	the issuance of an order from the NRC (i) consenting to the indirect transfer of control of NRC License No. NPF-93, Docket No. 52-027 and NRC License No. NPF-94, Docket No. 52-028 (to the extent that either (a) the NRC has not already approved the termination or withdrawal of such licenses or (b) such licenses have not already been transferred to a third party pursuant to an NRC approval) and (ii) consenting to the indirect transfer of control of NRC License No. NPF-126, Docket No. 50-395, in each case from SCANA to Dominion Energy, as required by Section 184 of the Atomic Energy Act and the NRC’s implementing regulations in 10 CFR 50.80;

•	the issuance by the NCUC of an order authorizing SCANA and Dominion Energy to engage in the business combination transaction contemplated by the merger agreement pursuant to North Carolina General Statutes, or N.C.G.S. § 62-111(a);

•	the issuance of an order from the GPSC of an order approving the indirect change of ownership of SEMI from SCANA to Dominion Energy pursuant to Official Code of Georgia Annotated, or O.C.G.A. § 46-4-25, this condition and the previous four bullet points we refer to collectively as the regulatory approval conditions;

•	the issuance by the SCPSC of an order approving the SCPSC petition (other than the request to make the SCPSC merger determination), unless otherwise consented to by Dominion Energy in its sole discretion, without any (i) material changes to the proposed terms, conditions or undertakings set forth in the cost recovery plan or (ii) significant changes to the economic value of the proposed terms of the cost recovery plan, in each case as reasonably determined by Dominion Energy in good faith, which we refer to as the SCPSC condition;

•	the approval for listing on the NYSE of the shares of Dominion Energy common stock to be issued in connection with the transactions contemplated by the merger agreement, subject to official notice of issuance; and

•	the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, and there not having been any stop order suspending the effectiveness of such Form S-4 issued or any proceedings for that purpose, which we refer to as the Form S-4 condition.

The obligation of Dominion Energy and Merger Sub to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of SCANA relating to SCANA’s capitalization being true and correct in all respects, except for de minimis inaccuracies, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

•	the representations and warranties of SCANA relating to (i) SCANA’s authority to execute and deliver the merger agreement and perform its obligations under the merger agreement and (ii) broker’s and advisor’s fees and commissions owed by SCANA to brokers or other financial advisors in connection with the merger, each being true and correct in all material respects (disregarding all qualifications or limitations as to materiality and words of similar import set forth therein) as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

•

the representations and warranties of SCANA relating to (i) the absence of any changes since January 1, 2017 that has or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on SCANA and its subsidiaries, taken as a whole (which is described in “—Material Adverse Effect” beginning on page 112 of this proxy statement/prospectus) and (ii) the

SCANA requisite vote being the only vote of the SCANA shareholders required to approve the merger proposal, each being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

•	each of the representations and warranties of SCANA other than those referred to in the immediately preceding three bullets being true and correct in all respects (disregarding all qualifications or limitations as to materiality and words of similar import set forth therein) as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be true and correct has not had or would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on SCANA and its subsidiaries, taken as a whole, which (collectively with the immediately preceding three bullets) we refer to as the SCANA representation condition;

•	performance by SCANA in all material respects of all obligations required to be performed by it under the merger agreement on or prior to the closing date, which we refer to as the SCANA covenant condition;

•	Dominion Energy having received a certificate of the chief executive officer or the chief financial officer of SCANA, certifying that the SCANA representation condition and the SCANA covenant condition have been satisfied;

•	the absence of any regulatory approval or other approval or consent, in each case in connection with the merger, or order of a governmental entity related to any of the foregoing imposing or requiring any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions, that constitute a burdensome condition (which is described in the section entitled “—Reasonable Best Efforts to Obtain Regulatory Approvals” beginning on page 96 of this proxy statement/prospectus and which we refer to as the burdensome condition closing condition);

•	the absence of any changes since the date of the merger agreement that have or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on SCANA and its subsidiaries, taken as a whole, which we refer to as the MAE condition;

•	the absence of any order enacted by a governmental entity of competent jurisdiction or any change in law, in each case which imposes any condition that would reasonably be expected to result in (i) a material change to the proposed terms, conditions, or undertakings set forth in the SCPSC petition or (ii) a significant change to the economic value of the proposed terms set forth in the SCPSC petition, in each case as reasonably determined by Dominion Energy in good faith, which we refer to as the change in SCPSC petition condition;

•	the SCPSC shall have made the SCPSC merger determination; and

•	since the date of the merger agreement, there shall not have occurred any (i) substantive change in applicable law or any order with respect to the BLRA, as in effect on the date of the merger agreement, which has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries or (ii) substantive change in any applicable law or any order with respect to any other laws of the State of South Carolina governing public utilities as contained in Title 58 of the Code of Laws of South Carolina, as in effect on the date of the merger agreement which has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries, which changes we refer to collectively as SC law changes and which condition we refer to as the absence of changes in law condition.

The obligation of SCANA to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Dominion Energy and Merger Sub relating to Dominion Energy’s and Merger Sub’s capitalization being true and correct in all respects, except for de minimis inaccuracies, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

•	the representations and warranties of Dominion Energy and Merger Sub relating to (i) their authority to execute and deliver the merger agreement and perform their respective obligations under the merger agreement and (ii) broker’s and advisor’s fees and commissions owed by Dominion Energy to brokers or other financial advisors in connection with the merger, each being true and correct in all material respects (disregarding all qualifications or limitations as to materiality and words of similar import set forth therein) as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

•	the representations and warranties of Dominion Energy and Merger Sub relating to (i) the absence of any changes since January 1, 2017 that has or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on Dominion Energy and its subsidiaries, taken as a whole (which is described in the section entitled “—Material Adverse Effect” beginning on page 112 of this proxy statement/prospectus) and (ii) the approval of the merger agreement by the sole shareholder of Merger Sub being the only vote or consent of any class of capital stock of Dominion Energy or any of its affiliates necessary for Dominion Energy and Merger Sub to approve the merger agreement and complete the merger and the other transactions contemplated by the merger agreement, each being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

•	each of the representations and warranties of Dominion Energy and Merger Sub other than those referred to in the immediately preceding three bullets being true and correct in all respects (disregarding all qualifications or limitations as to materiality and words of similar import set forth therein) as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of the merger agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be true and correct has not had or would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on Dominion Energy and its subsidiaries, taken as a whole, which (collectively with the immediately preceding three bullets) we refer to as the Dominion Energy representation condition;

•	performance by Dominion Energy and Merger Sub in all material respects of all obligations required to be performed by them under the merger agreement on or prior to the closing date, which we refer to as the Dominion Energy covenant condition; and

•	SCANA having received a certificate of the chief executive officer or the chief financial officer of Dominion Energy, certifying that the Dominion Energy representation condition and the Dominion Energy covenant condition have been satisfied.

If the conditions required to obligate any party to effect the merger are not satisfied, then such party may elect to not effect the merger (and may not be required to pay a termination fee). We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Actions to Obtain Required Shareholder Vote

Subject to the fiduciary duties of the SCANA board, under applicable law, SCANA has agreed to take, in accordance with applicable law and SCANA’s organizational documents, all action necessary to call, give notice of, convene and hold the special meeting as promptly as practicable after the Form S-4 (of which this proxy statement/prospectus is a part) is declared effective under the Securities Act. The merger agreement requires the SCANA board to recommend approval of the merger proposal and take all lawful action to solicit and obtain the SCANA requisite vote unless the SCANA board changes its recommendation in accordance with the terms of the merger agreement (see the section entitled “—Non-Solicitation of Alternative Proposals” beginning on page 99 of this proxy statement/prospectus). SCANA may, but is not required to, adjourn or postpone the special meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to this proxy statement/prospectus is provided to the SCANA shareholders a reasonable amount of time in advance of the vote on the approval of the merger proposal, (ii) if SCANA reasonably believes it is necessary and advisable to do so in order to solicit additional proxies in order to obtain the SCANA requisite vote, (iii) if, as of the time for which the special meeting is originally scheduled, there are insufficient shares of SCANA common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the special meeting or (iv) as required by law.

Reasonable Best Efforts to Obtain Regulatory Approvals

Dominion Energy, SCANA and Merger Sub are required under the terms of the merger agreement to (and shall cause their respective subsidiaries to) cooperate and use their respective reasonable best efforts to (i) promptly make any required submissions and filings under applicable law or to governmental entities with respect to the merger and the other transactions contemplated by the merger agreement, (ii) promptly furnish information requested in connection with such submissions and filings to such governmental entities or under such applicable law, (iii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such governmental entities or under such applicable law, (iv) obtain all consents and permits from any governmental entity or any other person necessary to consummate the transactions contemplated by the merger agreement as soon as practicable and (v) take or cause to be taken all other actions, and do or cause to be done all other things, reasonably necessary to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable.

Under the merger agreement, SCANA and Dominion Energy also agreed to use their respective reasonable best efforts to take or cause to be taken all actions consistent with the terms of the merger agreement and the SCPSC petition to obtain the SCPSC’s approval of the SCPSC petition as soon as practicable. The material terms of the SCPSC petition agreed to by the parties in the merger agreement include, among other things, (i) an aggregate up-front, one-time rate credit totaling $1.3 billion to all customers who are current customers of SCE&G at the effective time of the merger, (ii) a write down of approximately $1.4 billion by SCE&G of its investment in construction work in the NND project, (iii) SCE&G not seeking recovery of approximately $320 million in regulatory assets, (iv) a total estimated reduction of 5% in retail electric customer bills by Dominion Energy and SCE&G resulting from a $575 million refund underwritten by Dominion Energy for amounts previously collected in connection with the NND project and from the impact of federal tax reform passed in December of 2017, (v) an approximately $180 million capital investment in the Columbia Energy Center, a natural gas-fired power plant located in Gaston, South Carolina, will be excluded from rate base and rate recovery, with only certain ongoing costs to be recovered in future base and fuel rates, (vi) a finding by the SCPSC that approximately $3.3 billion of invested capital for the NND project is prudent and may be amortized over a 20-year period (without offset or disallowance) and recovered through retail rates, (vii) a ruling by the SCPSC that until the balance of the $3.3 billion is fully recovered, the capital costs of the unrecovered balance shall be reflected in retail rates at a return on common equity of 10.25%, a weighted average cost of debt of 5.85%, and a capital structure consisting of 52.81% equity and 47.19% debt, with these percentages fixed over the 20-year amortization period and (viii) apart from the 5% customer bill reduction mentioned above, that retail electric base rates will remain frozen at current levels until January 1, 2021, except for rate adjustments for fuel and environmental costs, demand side management costs and other rates routinely adjusted on an annual or biannual basis.

Subject to the limitations set forth in the merger agreement and as further described below, Dominion Energy, SCANA and Merger Sub have agreed to promptly take any and all steps necessary to avoid, eliminate or resolve each and every impediment to and obtain all consents under applicable laws that may be required by any governmental entity (including any regulatory clearances with respect to the transactions contemplated by the merger agreement and the SCPSC’s approval of the SCPSC petition), so as to enable the parties to consummate the merger and the other transactions contemplated by the merger agreement as soon as practicable, including taking any remedial action (as described in the paragraph that immediately follows). However, any remedial action may, at the discretion of SCANA or Dominion Energy, be conditioned upon completion of the transactions contemplated by the merger agreement.

The merger agreement provides that a “remedial action” means, with respect to Dominion Energy, SCANA and each of their respective subsidiaries, committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) selling, licensing, holding separate or otherwise disposing of assets or businesses of Dominion Energy or SCANA or any of their respective subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Dominion Energy or SCANA or any of their respective subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Dominion Energy or SCANA or any of their respective subsidiaries.

Subject to the limitations set forth in the merger agreement, Dominion Energy has agreed to use reasonable best efforts to take or cause to be taken any and all action, including a remedial action, to avoid or resolve as promptly as practicable any legal proceeding challenging any of the transactions contemplated by the merger agreement that seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of such transactions. Dominion Energy, SCANA and Merger Sub have agreed to cooperate with each other and use their respective reasonable best efforts to contest, defend and resist any such proceeding and to have any order that is in effect lifted that prohibits, prevents, delays, interferes with or restricts the completion of the transactions contemplated by the merger agreement as promptly as practicable.

In connection with obtaining any consent, permit or regulatory approval as described in the above paragraphs, Dominion Energy and its affiliates are not required to, and SCANA and its subsidiaries are not required to (unless conditioned on the completion of the merger) and are not permitted to (without Dominion Energy’s prior written consent), offer or accept, or agree, commit to agree or consent to, any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including remedial actions) that constitutes a burdensome condition (as described in the immediately following paragraph).

The merger agreement provides that a “burdensome condition” means any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including remedial actions) that, in the aggregate, would have or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of SCANA and its subsidiaries or of Dominion Energy and its subsidiaries, in each case taken as a whole. However, for purposes of determining whether a burdensome condition exists, Dominion Energy and its subsidiaries will be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is one hundred percent (100%) of the size and scale of SCANA and its subsidiaries, taken as a whole as of immediately prior to the effective time of the merger. Notwithstanding the foregoing, any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions relating to implementing, or otherwise arising or resulting from or imposed by, the social commitments (as described below), or any relief or other matters contemplated by the SCPSC petition or the SCPSC’s approval of the SCPSC petition, shall not constitute or be taken into account in determining whether a burdensome condition exists.

Under the terms of the merger agreement, none of Dominion Energy and its affiliates are required to, and none of SCANA and its affiliates are required to (unless conditioned on the completion of the merger) and are not permitted to (without Dominion Energy’s prior written consent), offer or accept, or agree, or commit to agree or consent to, any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including remedial actions) that (i) materially change the proposed terms, conditions or undertakings set forth in the SCPSC petition or (ii) significantly change the economic value of the proposed terms set forth in the SCPSC petition, in each case as reasonably determined by Dominion Energy in good faith.

Unless otherwise agreed to by Dominion Energy and SCANA, Dominion Energy, SCANA and/or certain SCANA subsidiaries (as applicable) are required to (i) file the SCPSC petition by January 12, 2018, (ii) file the notification and report form pursuant to the HSR Act within 15 business days after the date the merger agreement is signed, (iii) file an application for FERC approval within 40 business days after the date of the merger agreement, (iv) file an application for NRC approval within 20 business days after the date of the merger agreement, (v) file applications for FCC approvals no later than 90 business days prior to the anticipated closing date of the merger, (vi) file an application for NCUC approval within 15 business days after the date of the merger agreement and (vii) file an application for GPSC approval within 15 business days after the date of the merger agreement.

In furtherance of the foregoing, Dominion Energy, SCANA and/or certain SCANA subsidiaries (as applicable) (i) filed the SCPSC petition on January 12, 2018, (ii) filed an application for GPSC approval on January 19, 2018, (iii) filed an application for NCUC approval on January 24, 2018, (iv) filed applications for NRC approvals on January 25, 2018, (v) filed an application for FERC approval on February 23, 2018, and (vi) filed three transfer of control applications with the FCC on February 2, 2018. Additionally, each of Dominion Energy and SCANA filed a Notification and Report form pursuant to the HSR Act on January 19, 2018 (see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 68 of this proxy statement/prospectus for information regarding the status of such approvals).

Dominion Energy, SCANA and Merger Sub have agreed to, subject to applicable law relating to the exchange of information:

•	promptly notify the other parties of (and if in writing, furnish the other parties with copies of) any communication to such person from any third party (other than a representative of any of the parties to the merger agreement or any of their respective subsidiaries) or any governmental entity regarding the filings and submissions made in connection with the transactions contemplated by the merger agreement and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from any third party (other than a representative of any of the parties to the merger agreement or any of their respective subsidiaries) or any governmental entity regarding such filings and submissions;

•	keep the other parties reasonably informed of any developments, meetings or discussions with any third party (other than a representative of any of the parties to the merger agreement or any of their respective subsidiaries) or any governmental entity in respect of any filings, submissions, investigations, or inquiries concerning the transactions contemplated by this agreement; and

•	not independently participate in any meeting or discussion with any third party (other than a representative of any of the parties to the merger agreement or any of their respective subsidiaries) or any governmental entity in respect of any filings, submissions, investigations or inquiries concerning the transactions contemplated by the merger agreement without giving the other party or parties to the merger agreement prior notice of such meeting or discussions to the extent it is reasonably practical to do so and, unless prohibited by such third party or governmental entity or otherwise not reasonably practical, the opportunity to attend or participate.

Notwithstanding the obligations described in the three immediately preceding bullets, Dominion Energy, SCANA and Merger Sub are (i) permitted to redact any correspondence, filing, submission or communication prior to furnishing it to the other parties to the extent it contains competitively or commercially sensitive information and (ii) not prohibited from independently participating in meetings and discussions with third parties or governmental entities that solely relate to an explanation of the terms of this agreement.

SCANA and its subsidiaries are required, to the extent reasonably practicable, subject to applicable law relating to the exchange of information and except as would be in violation of, or result in a waiver or loss of, the attorney-client privilege or work-product doctrine, to do the following with respect to any material claim, hearing, investigation or proceeding, whether criminal or civil in nature, relating to or arising out of the NND project or the bankruptcy of Westinghouse.

•	within 48 hours of receipt, notify Dominion Energy of (and if in writing, furnish Dominion Energy with copies of) any material communication to SCANA or its subsidiaries from any governmental entity related to or arising out of such claim, hearing, investigation or proceeding and permit Dominion Energy to review and discuss in advance (and consider in good faith any comments made by Dominion Energy in relation to) any proposed written response to any material communication from any governmental entity related to or arising out of any such claim, hearing, investigation or proceeding;

•	keep Dominion Energy reasonably informed of any developments, meetings or discussions with any governmental entity related to or arising out of such claim, hearing, investigation or proceeding; and

•	use good faith efforts to give Dominion Energy notice (which notice shall be prior notice to the extent providing prior notice is reasonably practical) of any material meetings or discussions relating to or arising out of such claim, hearing, investigation or proceeding (and consider in good faith any comments or guidance from Dominion Energy in relation to such meeting or discussions) and, if appropriate in SCANA’s reasonable judgment, provide Dominion Energy the opportunity to attend or participate in such meetings or discussions.

Non-Solicitation of Alternative Proposals

The merger agreement provides that neither SCANA nor any of its subsidiaries nor any of their respective directors or officers will, and SCANA will instruct and use its reasonable best efforts to cause its and its subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives, which we refer to as representatives, not to, directly or indirectly:

•	initiate, solicit or knowingly encourage any acquisition proposal (which is described in the following paragraph) or the making or any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to an acquisition proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding any inquiry, indication of interest, proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal;

•	furnish or provide any information or data to any third party in connection with any inquiry, indication of interest, proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal; or

•	otherwise knowingly facilitate any effort or attempt with respect to any of the actions contemplated by the three immediately preceding bullets.

The merger agreement provides that an “acquisition proposal” means any bona fide proposal or offer from any third party or group of third parties (other than Dominion Energy, Merger Sub or any of their respective affiliates) relating to (i) any acquisition or purchase directly or indirectly, in a single transaction or series of transactions, of a business that constitutes more than fifteen percent (15%) of the net revenues, net income or consolidated assets of SCANA and its subsidiaries, taken as a whole, or more than fifteen percent (15%) of the total voting power of the equity securities of SCANA, (ii) any tender offer or exchange offer that if completed would result in any third party beneficially owning more than fifteen percent (15%) of the total voting power of the equity securities of SCANA or (iii) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving directly or indirectly, in a single transaction or series of transactions, SCANA (or any subsidiaries of SCANA whose business constitutes more than fifteen percent (15%) of the net revenues, net income or consolidated assets of SCANA and its subsidiaries, taken as a whole).

In addition, the merger agreement requires SCANA and its subsidiaries and their respective directors, officers and employees to, and SCANA will instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives to, immediately (i) cease and terminate any solicitation, discussions, negotiations or knowing facilitation or encouragement with any third party that may be ongoing with respect to any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (ii) terminate any such third party’s access to any physical or electronic data rooms and (iii) request that any such third party promptly return or destroy all confidential information concerning SCANA and its subsidiaries previously furnished to such third party by or on behalf of SCANA or any of its subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such third party that contain, reflect or analyze such information, in each case, to the extent required by, and in accordance with the terms of the applicable confidentiality agreement between SCANA and such third party.

Notwithstanding the restrictions described above, prior to the time the SCANA requisite vote is obtained, the SCANA board will be permitted to (i) furnish or provide information (including non-public information or data) regarding, and provide access to, the business, properties, assets, books, records and personnel of, SCANA and its subsidiaries, to a third party making an unsolicited bona fide written acquisition proposal (and shall as promptly as is reasonably practicable make available to Dominion Energy any non-public information concerning SCANA or its subsidiaries that is provided to any such third party pursuant to this clause (i) to the extent not previously made available to Dominion Energy) and (ii) engage in discussions and negotiations with such third party with respect to such acquisition proposal, provided that the SCANA board has determined in good faith, (a) after consultation with SCANA’s financial advisors and outside legal counsel, that such acquisition proposal is, or could reasonably be expected to lead to, a superior proposal (which is described in the following paragraph) and (b) after consultation with SCANA’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the SCANA board’s fiduciary duties under applicable law. Furthermore, such acquisition proposal must be unsolicited, bona fide and in writing and must not have resulted from a breach of the non-solicitation restrictions described above. Before SCANA is permitted to take any of the actions described in clauses (i) or (ii) of this paragraph, the third party making such acquisition proposal is required to enter into a confidentiality agreement, which we refer to as an acceptable confidentiality agreement, having provisions with respect to the confidential treatment of SCANA’s information that are not materially less favorable to those contained in the confidentiality agreement executed by Dominion Energy and SCANA on October 8, 2017 (as may be amended from time to time).

The merger agreement provides that a “superior proposal” means any unsolicited bona fide written acquisition proposal relating to any direct or indirect acquisition or purchase of (i) assets that generate more than fifty percent (50%) of the consolidated total revenues or operating income of SCANA and its subsidiaries, taken as a whole, (ii) assets that constitute more than fifty percent (50%) of the consolidated total assets of SCANA and its subsidiaries, taken as a whole or (iii) more than fifty percent (50%) of the total voting power of the equity securities of SCANA, in each case, that the SCANA board determines in good faith after consultation with SCANA’s financial advisors and outside legal counsel is more favorable to the SCANA shareholders than the merger, taking into account the third party making the acquisition proposal and all legal, financial and regulatory aspects of the acquisition proposal (including the likelihood that such acquisition proposal would be completed in accordance with its terms) and all other relevant circumstances.

The merger agreement also requires that SCANA promptly (but in any event within 48 hours) notify Dominion Energy in writing of the receipt of any acquisition proposal or any inquiry or offer that could reasonably be expected to lead to an acquisition proposal, indicating the identity of the third party making such proposal and the material terms and conditions of such proposal or inquiry and providing Dominion Energy with the most current version (if any) of such inquiry or proposal.

The merger agreement also requires that SCANA promptly (but in any event within 48 hours) notify Dominion Energy in writing of the receipt of any acquisition proposal or any inquiry or offer that could reasonably be expected to lead to an acquisition proposal, indicating the identity of the third party making such proposal and the material terms and conditions of such proposal or inquiry and providing Dominion Energy with the most current version (if any) of such inquiry or proposal. With respect to any such acquisition proposal, SCANA must keep Dominion Energy reasonably informed, on a prompt basis (but in any event within 48 hours) of any changes or modifications to the terms of such acquisition proposal and any communications between SCANA and such third party with respect to any changes or modifications to the terms of any such acquisition proposal.

Except as required by law, SCANA may not terminate, amend, modify, waive or fail to enforce any standstill provisions or similar obligation with respect to any class of equity securities of SCANA or any of its subsidiaries.

Change in SCANA Board Recommendation

The merger agreement requires that, subject to certain exceptions described below, the SCANA board (and each committee thereof) will not (i) withdraw, change, qualify, withhold or modify, or propose to do any of the foregoing, in a manner adverse to Dominion Energy or Merger Sub, the SCANA board recommendation, (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, any acquisition proposal, (iii) fail to recommend against any acquisition proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten business days after Dominion Energy requests in writing, (iv) if an acquisition proposal or any material modification thereof is made public or sent to the SCANA shareholders, fail to issue a press release that reaffirms the SCANA board recommendation within ten business days after Dominion Energy requests in writing or (v) agree or resolve to take any action set forth in the foregoing clauses (i) though (iv), which we collectively refer to as a SCANA board adverse recommendation change. The SCANA board may not, subject to certain exceptions described below, authorize, cause or permit SCANA or any of its affiliates to enter into any letter of intent, memorandum of understanding, agreement in principle, definitive agreement or other similar commitment that would reasonably be expected to lead to an acquisition proposal (other than an acceptable confidentiality agreement), which we refer to as an alternative acquisition agreement.

Notwithstanding the general restrictions described above, at any time prior to obtaining the SCANA requisite vote, the SCANA board may make a SCANA board adverse recommendation change under two circumstances:

•	the SCANA board (or a duly authorized committee thereof) determines that an acquisition proposal that was not received in violation of the non-solicitation provisions of the merger agreement constitutes a superior proposal and further determines in good faith, and after consultation with SCANA’s outside legal counsel, that the failure to make a SCANA board adverse recommendation change in response to the receipt of such superior proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; or

•	an intervening event (which is described in the following paragraph) occurs and in response thereto the SCANA board determines in good faith, after consultation with SCANA’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

The merger agreement provides that an “intervening event” means any material event, development or change in circumstances that materially affects the business, assets or operations of SCANA and its subsidiaries, taken as a whole, that first becomes known to the SCANA board or certain officers of SCANA after the date of the merger agreement but before the SCANA requisite vote is obtained, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of the merger agreement or which would not reasonably be expected to have become known after reasonable investigation or inquiry as of or prior to the date of the merger agreement; provided, however, that in no event will (i) the receipt, existence or terms of an acquisition proposal or any matter relating thereto or consequence thereof, (ii) any action taken by the parties pursuant to or in compliance with the merger agreement, including any action taken in connection with seeking any regulatory approvals, (iii) any changes in law or the settlement of any lawsuits or proceedings, (iv) changes in the market price or trading volume of SCANA shares or Dominion Energy shares, or SCANA or Dominion Energy or any of their respective subsidiaries meeting or exceeding internal or published projections, forecasts or revenue or earnings predictions for any period, (v) changes in the energy markets or industry or to rates, or (vi) any event, development or change relating solely to Dominion Energy or its affiliates, in each case, constitute an “intervening event” or be taken into account in determining whether an intervening event has occurred or would reasonably be expected to result.

In each of the two circumstances described above, to make a SCANA board adverse recommendation change (and, solely with respect to a superior proposal, terminate the merger agreement to enter into an alternative acquisition agreement in accordance with the merger agreement), (i) SCANA must provide Dominion Energy with prior written notice of its intent to make such SCANA board adverse recommendation change (or, solely with respect to a superior proposal, terminate the merger agreement) at least four business days prior to the SCANA board taking such action, which notice shall specify the basis for such SCANA board adverse recommendation change (or termination) and include the most current draft of any letter of intent, memorandum of understanding, agreement in principle, definitive agreement or other similar commitment that would reasonably be expected to lead to an acquisition proposal (we refer to such agreement or commitment as an alternative acquisition agreement) and any other material documents with respect to the superior proposal, if applicable, (ii) during such four business day period, if requested by Dominion Energy, SCANA must make its representatives reasonably available to negotiate in good faith with Dominion Energy and its representatives regarding any modifications to the terms and conditions of the merger agreement that Dominion Energy proposes to make, and (iii) at the end of such four business day period, after taking into account any modifications to the terms of the merger agreement proposed by Dominion Energy to SCANA in a written, binding and irrevocable offer, the SCANA board must determine in good faith, (a) after consultation with SCANA’s outside legal counsel, that the failure to effect a SCANA board adverse recommendation change would reasonably be expected to be inconsistent with the SCANA board’s fiduciary duties under applicable law and (b) in the case of a SCANA board adverse recommendation change with respect to a superior proposal, after consultation with SCANA’s outside legal counsel and financial advisors, that such superior proposal still constitutes a superior proposal. In the event of a change in price or material revision or material amendment to the terms of a superior proposal, or a material change to the facts or circumstances relating to an intervening event, SCANA must deliver an additional written notice summarizing such change, revision or amendment and comply anew with the obligations described in this paragraph, except that, in the case of such a new notice, the four business day period referred to above shall instead be deemed to refer to a two business day period. We refer to the obligations set forth in this paragraph as the match right obligations.

Nothing contained in the merger agreement prohibits SCANA or any of its subsidiaries from (i) complying with its disclosure obligations under U.S. federal or state law, (ii) making any “stop, look or listen” communication to the SCANA shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the SCANA shareholders) or (iii) making any other disclosure to its shareholders if the SCANA board determines in good faith after consultation with SCANA’s outside legal counsel that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger (subject to certain exceptions and limitations described in the merger agreement), whether before or after (except as set forth below) the SCANA requisite vote is obtained:

•	by mutual written consent of Dominion Energy and SCANA;

•	by either Dominion Energy or SCANA:

•	if the merger has not been completed on or before the termination date, provided, however, that the termination date shall be automatically extended to April 2, 2019 if, as of the termination date, any of the governmental order condition, regulatory approval condition or the SCPSC condition has not been satisfied, provided, further, that this termination right will not be available to a party whose breach of its obligations under the merger agreement in any manner that was the principal cause of or resulted in the failure of a condition to any party’s obligation to effect the merger, which termination we refer to as a termination date termination;

•	if at the special meeting (or any adjournment or postponement thereof), the SCANA requisite vote is not obtained, which termination we refer to as a SCANA “no” vote termination;

•	if any order permanently restraining, enjoining, preventing or otherwise prohibiting completion of the merger shall have become final and non-appealable, provided, however, that this termination right will not be available to a party whose breach of its obligations under the merger agreement was the principal cause of such order, which termination we refer to as a legal restraint termination;

•	by SCANA:

•	if the SCANA board has effected a SCANA board adverse recommendation change with respect to a superior proposal and has approved and entered into concurrently with the termination of the merger agreement an alternative acquisition agreement with respect to such superior proposal, provided, however, that such termination will not be effective and SCANA will not be permitted to enter into an alternative acquisition agreement unless (i) SCANA complied with the match right obligations, and (ii) SCANA has paid Dominion the SCANA termination fee (which is described in the section entitled “—Termination Fees” beginning on page 104 of this proxy statement/prospectus); provided, further, that this termination right will not be available after the SCANA requisite vote shall have been obtained, which termination we refer to as a superior proposal termination;

•	if Dominion Energy or Merger Sub have breached any of their respective representations or warranties or failed to perform any of their respective covenants under the merger agreement and such breach or failure to perform (i) would give rise to the failure of the applicable conditions to SCANA’s obligation to complete the merger and (ii) cannot be cured by Dominion Energy or Merger Sub by the termination date, or if capable of being cured, is not cured prior to the earlier of (a) the thirtieth day after written notice thereof is given by SCANA to Dominion Energy and (b) the third business day immediately preceding the termination date, provided, however, that SCANA will not have this termination right if SCANA is then in material breach of the merger agreement, which termination we refer to as a Dominion Energy breach termination;

•	by Dominion Energy:

•	if the SCANA board (or a committee thereof) has effected a SCANA board adverse recommendation change, except that this termination right will not be available after the SCANA requisite vote shall have been obtained, which termination we refer to as a change of recommendation termination; or

•	if SCANA has breached any of its representations or warranties or failed to perform any of its covenants under the merger agreement and such breach or failure to perform (i) would give rise to the failure of the applicable conditions to Dominion Energy’s and Merger Sub’s obligation to complete the merger and (ii) cannot be cured by SCANA by the termination date, or if capable of being cured, is not cured prior to the earlier of (a) the thirtieth day after written notice thereof is given by Dominion Energy to SCANA and (b) the third business day immediately preceding the termination date, except that Dominion Energy will not have this termination right if either Dominion Energy or Merger Sub is then in material breach of the merger agreement, which termination we refer to as a SCANA breach termination.

Termination Fees

SCANA will be required to pay Dominion Energy a termination fee equal to $240 million (which we refer to as the SCANA termination fee) if:

•	SCANA effects a superior proposal termination;

•	(i) Dominion Energy or SCANA effects a termination date termination or a SCANA “no” vote termination or Dominion Energy effects a SCANA breach termination, (ii) a bona fide acquisition proposal has been publicly announced or publicly disclosed and has not been withdrawn (a) in the case of a termination date termination or a SCANA breach termination, prior to the date of such termination, and (b) in the case of a SCANA “no” vote termination, prior to the special meeting, and (iii) thereafter during the twelve-month period immediately following such termination, (a) SCANA enters into an alternative acquisition agreement or (b) an acquisition proposal is completed (except that for the purpose of determining whether SCANA will be required to pay the SCANA termination fee under these circumstances, the references to “fifteen percent (15%)” in the definition of acquisition proposal in the merger agreement shall be deemed to be references to “fifty percent (50%)”); or

•	Dominion Energy effects a change of recommendation termination.

Dominion Energy will be required to pay SCANA a termination fee equal to $280 million (which we refer to as the Dominion Energy termination fee) if:

•	Dominion Energy or SCANA effects a termination date termination and, at the time of such termination, (i) the burdensome condition closing condition shall not have been satisfied or waived with respect to a regulatory approval or consent in connection with the merger (other than in connection with South Carolina regulatory approvals), (ii) (a) the governmental order condition, (b) the regulatory approval condition and (c) the SCPSC condition shall each have been satisfied or waived (unless such condition was not satisfied solely due to the proposal of a burdensome condition to which Dominion Energy did not agree) and (iii) each of (a) the shareholder vote condition, (b) the Form S-4 condition, (c) the SCANA representation condition, (d) the SCANA covenant condition and (e) the MAE condition, in each case has been satisfied or waived (except for any such conditions that have not been satisfied as a result of a breach by Dominion Energy or Merger Sub of any of their respective obligations under the merger agreement);

•	Dominion Energy or SCANA effects a legal restraint termination and, at the time of such termination, (i) the burdensome condition closing condition shall not have been satisfied or waived with respect to a regulatory approval or consent in connection with the merger (other than in connection with South Carolina regulatory approvals), (ii) (a) the governmental order condition, (b) regulatory approval condition and (c) the SCPSC condition shall each have been satisfied or waived (unless such condition was not satisfied solely due to the proposal of a burdensome condition to which Dominion Energy did not agree) and (iii) each of (a) the shareholder vote condition, (b) the Form S-4 condition, (c) the SCANA representation condition, (d) the SCANA covenant condition and (e) the MAE condition, in each case has been satisfied or waived (except for any such conditions that have not been satisfied as a result of a breach by Dominion Energy or Merger Sub of any of their respective obligations under the merger agreement); or

•	SCANA effects a Dominion Energy breach termination due to a material breach by Dominion Energy or Merger Sub of their respective obligations to obtain the regulatory approvals and consents in connection with the merger (which are described in the section entitled “—Reasonable Best Efforts to Obtain Regulatory Approvals” beginning on page 96 of this proxy statement/prospectus), which breach has caused the failure of any of the following conditions to completion of the merger from being satisfied: (i) the governmental order condition, (ii) the regulatory approvals condition, (iii) the SCPSC condition, (iv) absence of a burdensome condition, (v) the change in SCPSC petition condition, (vi) the SCPSC merger determination and (vii) the absence of changes in law condition.

In the event the merger agreement is terminated under circumstances in which SCANA is required to pay the SCANA termination fee or Dominion Energy is required to pay the Dominion Energy termination fee and such termination fee, as applicable, is paid, the payment of such termination fee will be the sole and exclusive remedy of Dominion Energy and Merger Sub against SCANA, or of SCANA against Dominion Energy and Merger Sub, as applicable.

Conduct of Business

Under the merger agreement, each of SCANA and Dominion Energy has agreed to restrict the conduct of its respective business between the date of the merger agreement and the earlier of the effective time of the merger and the termination of the merger agreement.

In general, SCANA has agreed to, and to cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and to use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain adequate and comparable insurance coverage, and preserve its relationships with its employees, counterparties, customers and suppliers and governmental entities with jurisdiction over SCANA and any of its subsidiaries.

In addition, between the date of the merger agreement and the effective time of the merger, SCANA has agreed to various specific restrictions relating to the conduct of its business and the business of its subsidiaries, including restrictions on the following (in each case, subject to Dominion Energy’s prior written consent, certain exceptions specified in the merger agreement, the related SCANA disclosure materials, which we refer to as the SCANA disclosure letter, or as may be required by applicable law or by a governmental entity):

•	declaring or paying dividends or other distributions (other than regular quarterly cash dividends payable in respect of SCANA common stock, not in excess of a certain amount);

•	splitting, combining, subdividing or reclassifying any of its capital stock or issuing any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	purchasing, redeeming or otherwise acquiring any of its or its subsidiaries’ capital stock or securities convertible into or exchangeable or exercisable for any such shares of capital stock;

•	issuing, selling, pledging, disposing or encumbering shares of its capital stock;

•	amending its articles of incorporation or bylaws or the comparable organizational documents of any of its subsidiaries;

•	acquiring (whether by merger, consolidation, purchase of property or assets or otherwise) any corporation, partnership or other business organization or any material assets or interests in any third party with a value in excess of $50 million in the aggregate;

•	selling, licensing, transferring, abandoning or otherwise disposing of any of its properties, rights or assets which are material to SCANA or its subsidiaries taken as a whole or have a value in excess of $25 million;

•	incurring indebtedness except for (i) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms, including in regards to maturity) or commercial paper programs in the ordinary course of business, (ii) incurring indebtedness in the ordinary course of business (including interest rate swaps on customary commercial terms consistent with past practice) not in excess of $200 million, (iii) redeeming, prepaying, defeasing, cancelling or modifying any indebtedness in the ordinary course of business (including interest rate swaps on customary commercial terms consistent with past practice) not to exceed $200 million, (iv) incurring, redeeming, prepaying, defeasing, canceling or modifying any indebtedness among SCANA or any of its subsidiaries, (v) incurring any indebtedness to replace, renew, extend, refinance or refund any existing indebtedness in the same principal amount and upon the maturity of such existing indebtedness and to the extent such existing indebtedness is indebtedness of SCANA, on terms that can be redeemed or prepaid at any time upon payment of the outstanding principal amount plus accrued interest without any make whole or similar prepayment penalty and (vi) providing guarantees and other credit support by SCANA with respect to obligations of any of its subsidiaries; provided, however, that no such indebtedness shall contain any term that would accelerate the payment thereof or require its immediate repayment due to the transactions contemplated by the merger agreement;

•	settling any claim, investigation or proceeding with a governmental entity or third party, in each case, threatened, made or pending against SCANA or any of its subsidiaries which provides injunctive relief which is material to SCANA or any of its subsidiaries or requires payment in excess of $10 million in the aggregate, other than the settlement of any claims, investigations or proceedings made in the ordinary course of business or for an amount (excluding any amounts covered by insurance) not in excess of the amount reflected or reserved therefor in the most recent financial statements of SCANA; provided, however, that neither SCANA nor any of its subsidiaries are permitted to settle any claim, investigation or proceeding relating to or arising out of (i) the construction (or cessation of the construction), abandonment or disposal of the NND project, (ii) the bankruptcy of Westinghouse (including the settlement agreement entered into with Toshiba Corporation and any contract relating to the proceeds thereof), or (iii) any other aspect of the abandoned NND project (other than (a) the termination of any contract related to the abandoned NND project, so long as such termination results in no additional liability of SCANA or any of its subsidiaries in excess of $5 million in the aggregate, (b) any immaterial amendment of any contract related to the abandoned NND project and (c) after prior notice to Dominion Energy, settling any mechanic liens related to the cessation of construction of the abandoned NND project);

•	making capital expenditures in any fiscal year, except for (i) capital expenditures made in accordance with the capital expenditure plans included in the SCANA disclosure letter in an amount not to exceed $50 million in excess of the amounts set forth in such plans during any calendar year, (ii) capital expenditures related to operational emergencies, equipment failures or outages or expenditures that SCANA reasonably determines are then necessary to maintain the safety and integrity of any asset or property in response to any unanticipated or unforeseen and subsequently discovered events, occurrences or developments or (iii) as required by law or a governmental entity;

•

except as required by any SCANA benefit plan or other written agreement in effect on the date of the merger agreement, (i) granting any director or officer any increase in compensation or pay, or award any bonuses or incentive compensation, including in the case of any SCANA officer, any changes associated with promotions or other position changes, regardless of whether such promotions or changes were previously announced, (ii) granting to any current or former director, officer or employee any increase in severance, retention or termination pay, (iii) granting or amending any equity awards, (iv) entering into any new, or modifying any existing, employment or consulting agreement with any current or former director or officer or individual consultant pursuant to which the annual base salary of such individual exceeds $250,000 or the term of which exceeds twelve months, (v) establishing or amending in any material respect any material collective bargaining agreement or material benefit plan, (vi) taking any action to accelerate any rights or benefits under any benefit plan, or (vii) hiring or promoting any new officer (other than any officer whose hiring or promotion has been publicly announced, but that has not yet taken effect as of the date of the merger agreement); provided, however, that, other than as set forth in subclause (i), the foregoing shall not restrict SCANA or its subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with its past practice of making compensation and benefits available to newly hired or promoted employees in similar positions under similar circumstances;

•	changing its accounting methods, principles or practices, where such changes would reasonably be expected to be material to SCANA and its subsidiaries, taken as a whole (other than as required by GAAP);

•	(i) making, changing or rescinding any material tax election, any tax accounting period or adopting or changing any material method of tax accounting, (ii) settling any material tax liability or consenting to any material claim or assessment or obtaining any material ruling related to taxes, (iii) filing any amended material tax return or (iv) entering into any material closing agreement relating to taxes;

•	materially amending, modifying, terminating or waiving any material rights under any contract (i) required to be filed by SCANA as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, (ii) that provides for indebtedness of SCANA or any of its subsidiaries of more than $50 million, (iii) that resulted in expenditures, receipts, liabilities, or payments by SCANA or any of its subsidiaries of more than $80 million in the 2016 fiscal year or 2017 fiscal year or (iv) that requires SCANA or any of its subsidiaries to incur indebtedness or liabilities, or to make payments or expenditures of more than $80 million in any one future fiscal year (in the case of clauses (ii) and (iii), excluding (a) contracts that can be terminated for convenience on less than 90 days’ notice without material payment or material penalty and (b) any contracts for the supply of natural gas capacity or commodity) (we refer to such contracts as SCANA material contracts), or entering into any contract that if entered into prior to the date of the merger agreement, would have been deemed a SCANA material contract;

•	adopting or entering into a plan of complete or partial liquidation, dissolution, merger (other than the merger), consolidation, restructuring, recapitalization or other reorganization;

•	materially changing or entering into any IT systems or cyber-security contracts that are material to SCANA and its subsidiaries; and

•	authorizing, agreeing or committing to take any of the foregoing actions.

Other Covenants and Agreements

The merger agreement contains certain additional covenants and agreements between Dominion Energy and SCANA relating to the following matters, among other things:

•	cooperation between Dominion Energy and SCANA in preparation of the Form S-4 (of which this proxy statement/prospectus is a part);

•	the delivery of certain comfort letters and tax representation letters by Dominion Energy and SCANA for use in connection with the Form S-4 (of which this proxy statement/prospectus is a part);

•	cooperation between Dominion Energy and SCANA to obtain all governmental approvals, consents and waiting period expirations required to complete the merger;

•	providing prompt notice to the other parties of any communications received from any governmental entity with respect to the merger or the other transactions contemplated by the merger agreement;

•	promptly taking all steps necessary to avoid, eliminate or resolve each and every impediment to and obtain all consents under applicable law that may be required by any governmental entity so as to enable the parties to contemplate the merger and the other transactions contemplated by the merger agreement as soon as practicable;

•	SCANA providing Dominion Energy with notice of any material communication to SCANA or its subsidiaries from any governmental entity related to or arising out of any material claim, investigation or proceeding related to or arising out of the construction or cessation of the construction of the NND project or the bankruptcy of Westinghouse (including the settlement agreement entered into with Toshiba Corporation and any contract relating to the proceeds thereof) and permitting Dominion Energy to, in certain circumstances, review and discuss in advance any response to such communications or participate in any meetings or discussions related thereto;

•	confidentiality and access by each party to certain information about the other party and its subsidiaries prior to the effective time of the merger;

•	Dominion Energy’s use of reasonable best efforts to cause Dominion Energy common stock to be issued in connection with the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing date;

•	making certain public announcements concerning the merger;

•	using reasonable best efforts to take all actions as are necessary to eliminate or minimize the effects of any anti-takeover statutes that may become applicable to the merger; and

•	SCANA providing Dominion Energy with prompt written notice of any proceeding brought by a SCANA shareholder or any other third party against SCANA or its directors or officers arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement and requesting Dominion Energy’s consent prior to settling any such proceeding.

Social Commitments

Dominion Energy confirms in the merger agreement that, subject to the occurrence of the effective time of the merger, it:

•	intends to maintain SCE&G’s corporate headquarters in Cayce, South Carolina;

•	will make a good faith commitment to give SCANA’s employees and the employees of SCANA’s subsidiaries due and fair consideration for other employment and promotion opportunities within Dominion Energy’s larger organization, both inside and outside of South Carolina, to the extent any employment positions are re-aligned, reduced or eliminated in the future as a result of the merger;

•	intends that the Dominion Energy board will take all necessary action as soon as practical after the effective time of the merger to appoint a current member of the SCANA board or SCANA’s executive management that is mutually agreeable to Dominion Energy and SCANA as a director to serve on the Dominion Energy board; and

•	intends to increase SCANA’s historic level of corporate contributions to charities identified by SCANA’s leadership by $1 million per year for at least five years after the effective time of the merger and to maintain or increase historic levels of community involvement, low income funding and economic development efforts in SCANA’s current operating area, each of this commitment and the previous three bullets we refer to as the social commitments.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger, Dominion Energy will indemnify and hold harmless, to the fullest extent permitted under applicable law, each current and former director and officer of SCANA and its subsidiaries (in each case, when acting in such capacity) for any liabilities for acts or omissions occurring at or prior to the effective time of the merger, including any acts or omissions occurring in respect of the transactions contemplated by the merger agreement, and will cause SCANA to honor its obligations to indemnify directors and officers.

In addition, from and after the effective time of the merger, Dominion Energy will cause the surviving corporation to honor the provisions regarding exculpation of directors, limitation of liability of directors and officers, advancement of expenses and indemnification set forth in the organizational documents of SCANA and its subsidiaries (as in effect on the date of the merger agreement) or certain indemnification contacts existing immediately prior to the effective time of the merger and will not, for a period of three years following the effective time of the merger (as may be extended in certain instances), amended, replace or otherwise modify such provisions.

Dominion Energy is also required to cause the surviving corporation to maintain directors’ and officers’ and fiduciary liability insurance policies for at least six years following the effective time of the merger, subject to certain limitations on the amount of premiums payable under such policies. In lieu of such insurance, SCANA may, prior to the completion of the merger, purchase a “tail” directors’ and officers’ liability insurance policy for its current and former directors and officers who are currently covered by the liability insurance coverage currently maintained by SCANA.

Employee Matters

The merger agreement provides that, for the period that begins at the effective time of the merger and ends on December 31, 2019 (which we refer to as the continuation period), Dominion Energy shall, or shall cause the surviving corporation to provide, each SCANA non-union employee who is employed immediately prior to the effective time of the merger with (i) annual base compensation that is no less than the annual base compensation provided to the employee immediately prior to the effective time; (ii) annual target cash incentive opportunities that are no less than the annual target cash incentive opportunities provided to the employee immediately prior to the effective time of the merger, subject to satisfaction of performance criteria determined by Dominion Energy (consistent with the form and terms and conditions, including performance criteria, of such awards provided to other similarly situated employees of Dominion Energy, and other terms and conditions of Dominion Energy’s annual incentive program); (iii) long-term target incentive award opportunities that are no less than the long-term target incentive award opportunities provided to the employee immediately prior to the effective time of the merger (to be provided in such a form, and subject to performance and vesting criteria and other terms and conditions as Dominion Energy shall determine, consistent with the form and terms and conditions, including performance criteria, of such awards provided to other similarly situated employees of Dominion Energy); (iv) employment within a 50-mile radius from each employee’s location of employment immediately prior to the effective time and duties and responsibilities similar to what the employee had immediately prior to the effective time of the merger; and (v) other employee benefits that are substantially comparable in the aggregate to the employee benefits provided to the employee immediately prior to the effective time of the merger. Dominion Energy shall, or shall cause the surviving corporation to provide, each SCANA union employee who is employed immediately prior to the effective time of the merger with compensation and benefits and other terms and conditions of employment in accordance with the terms of their collective bargaining agreement or any subsequently adopted collective bargaining agreement.

The merger agreement further provides that, during the continuation period, SCANA employees who are covered under two SCANA severance plans for executives and other key employees in effect prior to the effective time of the merger will be provided with severance benefits no less favorable than the benefits provided under those plans for at least the longer of the continuation period or the change in control protection period under those plans. Benefits provided under the SCANA Corporation Supplementary Key Executive Severance Benefits Plan, including potential increases in benefits to be provided to certain executives, are described in more detail in the section entitled “The Merger—Interests of SCANA’s Directors and Executive Officers in the Merger—Payments under the Supplementary Key Executive Severance Benefits Plan” beginning on page 76 of this proxy statement/prospectus. All other SCANA employees who are terminated without good cause during the continuation period will be provided with reasonable outplacement services and severance benefits that are no less favorable than the greater of (i) the severance pay that would be owed pursuant to Dominion Energy’s severance program in effect as of the date of the merger agreement (notwithstanding any coverage exclusion that would otherwise apply with respect to union employees) or (ii) the employee’s base salary or base compensation paid on a payroll period by payroll period basis until December 31, 2019.

The merger agreement provides that, during the continuation period or, if later, until all obligations have been satisfied, Dominion Energy will (or will cause the surviving corporation to) assume, honor and continue all of SCANA’s employment, severance, retention, termination, deferred compensation, and change in control plans, policies, programs, agreements and arrangements maintained by SCANA as in effect at the effective time of the merger, including with respect to any payments, benefits or rights arising as a result of the transaction, and will not amend or terminate them unless permitted under their terms as in effect at the effective time of the merger or as required by applicable laws; provided that Dominion Energy will not amend certain deferred compensation and severance plans during the continuation period other than as required by applicable laws. Dominion Energy will also (or will cause the surviving corporation to) expressly assume and agree to perform all obligations under the terms of such plans, to the extent required by their terms.

The merger agreement also provides that each SCANA employee’s service with SCANA and its subsidiaries and predecessors (to the extent such predecessor service was recognized under the comparable SCANA plan) will be treated as service with Dominion Energy and its subsidiaries for eligibility, vesting and level-of-benefit purposes (other than benefit accrual under any defined benefit pension plan or except as would result in a duplication of benefits) under any employee benefit plans maintained by Dominion Energy or its subsidiaries in which SCANA employees are eligible to participate after the closing date of the merger, including vacation, paid time off and severance plans. In addition, Dominion Energy will (or will cause the surviving corporation to) waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Dominion Energy, the surviving corporation or its subsidiaries in which SCANA employees and their eligible dependents will be eligible to participate from and after the effective time of the merger, except to the extent not satisfied or waived under the comparable SCANA plan immediately prior to the effective time of the merger. Dominion Energy will (or will cause the surviving corporation to) recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each SCANA employee (and his or her eligible dependents) during the calendar year or plan year in which the effective time of the merger occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they are eligible to participate after the effective time of the merger. For any insured plan, such waivers and crediting of amounts will be subject to the consent of the insurer, which Dominion Energy will use commercially reasonable efforts to obtain.

Representations and Warranties

Mutual Representations and Warranties

The merger agreement contains certain customary representations and warranties by SCANA and Dominion Energy and Merger Sub that are subject, in some cases, to specific exceptions and qualifications contained in the merger agreement, in any form, statement, certification, report or other document filed with or furnished to the SEC since January 1, 2016 and publicly available at least 24 hours prior to the date of the merger agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent such disclosures are forward-looking statements or are cautionary, predictive or forward-looking in nature), or in the SCANA disclosure letter and the Dominion Energy disclosure materials (with any item disclosed in any section or subsection of either of the disclosure letters deemed disclosed with respect to any other section or subsection of the merger agreement to which the relevance of such item is reasonably apparent).

These representations and warranties relate to, among other things:

•	organization, good standing and corporate power;

•	subsidiaries;

•	capital structure;

•	corporate authority and approval related to the execution, delivery and performance of the merger agreement;

•	the absence of violations of, or conflicts with, either SCANA’s or Dominion Energy’s, or their respective subsidiaries’, governing documents, or governmental orders, applicable law and certain agreements, in each case as a result of entering into and performing under the merger agreement;

•	governmental filings, notices, declarations, registrations, consents, approvals or authorizations required to complete the merger;

•	proper and accurate filings with the SEC since June 30, 2016;

•	accuracy of financial statements;

•	absence of undisclosed liabilities and certain off-balance-sheet arrangements;

•	compliance with disclosure controls and procedures required under the Exchange Act;

•	since January 1, 2017, the absence of any changes, developments, circumstances, effects, events or occurrences that would be expected to have a material adverse effect on SCANA or Dominion Energy and their respective subsidiaries as applicable;

•	since January 1, 2017, SCANA or Dominion Energy, as applicable, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice;

•	absence of certain litigation;

•	compliance with applicable laws;

•	certain tax matters;

•	regulatory status and compliance matters;

•	broker’s and finder’s fees payable in connection with the merger; and

•	accuracy of information supplied for the Form S-4 (of which this proxy statement/prospectus is a part).

Dominion Energy Additional Representations and Warranties

The merger agreement also contains additional representations and warranties by Dominion Energy relating to the following:

•	that no vote or consent of Dominion Energy’s shareholders or of any of Dominion Energy’s affiliates’ shareholders, other than the approval of the sole shareholder of Merger Sub, is necessary for Dominion Energy and Merger Sub to approve the merger agreement and complete the merger and the other transactions contemplated by the merger agreement;

•	capitalization and operations of Merger Sub;

•	the ownership of SCANA shares by Dominion Energy, Merger Sub or any of their subsidiaries; and

•	available funds and financial ability to pay all amounts due in respect of the equity award consideration.

SCANA Additional Representations and Warranties

The merger agreement also contains additional representations and warranties by SCANA relating to the following:

•	the voting requirements of the SCANA shareholders in order for SCANA to approve the merger agreement and approve and complete the merger and the other transactions contemplated by the merger agreement;

•	compliance with applicable permits;

•	employee benefits;

•	labor and employment matters;

•	material contracts;

•	real property;

•	environmental matters;

•	intellectual property, privacy and information technology matters;

•	certain regulatory compliance matters relating to SCANA’s existing nuclear operations, including decommissioning thereof, and the construction and abandonment of the NND project;

•	takeover statutes;

•	insurance policies; and

•	receipt by the SCANA board of opinions from SCANA’s financial advisors.

Material Adverse Effect

Many of SCANA’s and Dominion Energy’s representations and warranties in the merger agreement are qualified by, among other things, exceptions relating to the absence of a “material adverse effect,” which means any change that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of, as applicable, SCANA and its subsidiaries, taken as a whole, or Dominion Energy and its subsidiaries, taken as a whole, except that no change arising out of or resulting from any of the following will, either alone or in combination, constitute or contribute to a material adverse effect:

•	changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions;

•	changes that affect any of the industries in which SCANA and its subsidiaries or Dominion Energy and its subsidiaries, as applicable, operate;

•	changes in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates;

•	changes in the stock price or trading volume of shares of SCANA’s common stock or shares of Dominion Energy’s common stock, as applicable, or credit rating of SCANA or any of its subsidiaries or Dominion Energy or any of its subsidiaries, as applicable, or any failure by SCANA or Dominion Energy, as applicable, to meet published analyst estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by SCANA or Dominion Energy, as applicable, to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period, except that the changes underlying any such change or failure that are not otherwise excluded from the definition of material adverse effect may be considered in determining whether there has been a material adverse effect;

•	changes in any applicable law, legislative or political conditions or policy or practices of any governmental entity (other than SC law changes);

•	changes in applicable accounting regulations or principles or interpretations thereof;

•	an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis;

•	the announcement, execution or delivery of the merger agreement or the public announcement or pendency of the merger or the other transactions contemplated by the merger agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with governmental entities or customers, suppliers, distributors, lenders, partners or employees of SCANA and its subsidiaries or Dominion Energy and its subsidiaries, as applicable;

•	actions taken or requirements imposed by any governmental entities, in connection with obtaining the regulatory approvals or the SCPSC petition approval;

•	any proceeding brought by a SCANA shareholder or any other person against SCANA or its directors arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement or changes with respect thereto; and

•	any proceeding disclosed in certain portions of the SCANA disclosure letter or changes with respect thereto;

except, with respect to the first, second, third, fifth and sixth bullets above, in the case of changes, to the extent not otherwise excluded under the merger agreement, that such change has a materially disproportionate adverse effect, as applicable, on SCANA and its subsidiaries, taken as a whole, or Dominion Energy and its subsidiaries, take as a whole, as compared to the other companies engaged in the relevant business affected by such change.

Amendment

At any time prior to the effective time of the merger, the merger agreement may be amended by the parties; however, no amendment of the merger agreement will be made which, pursuant to applicable law or the rules of the NYSE, requires further approval by the SCANA shareholders or approval by the Dominion Energy shareholders, as applicable, without such approval being obtained.

Extension; Waiver

At any time prior to the effective time of the merger, any party to the merger agreement may, subject to certain exceptions and limitations, (i) extend the time for performance of any obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement or (iii) waive compliance by another party with any of the agreements or conditions contained in the merger agreement; provided, however, that neither Dominion Energy nor Merger Sub may perform any of the foregoing with respect to Merger Sub or Dominion Energy, respectively. No extension or waiver will be made which, pursuant to applicable law or the rules of the NYSE, requires further approval by the SCANA shareholders or approval by the Dominion Energy shareholders, as applicable, without such approval being obtained.

THE SCANA BOARD RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL.

NON-BINDING ADVISORY VOTE ON NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, SCANA is required to submit a proposal to SCANA shareholders for a non-binding advisory vote to approve the payment of certain compensation payable to the named executive officers of SCANA that is based on or otherwise relates to the merger. This proposal, which we refer to as the merger-related compensation proposal, gives SCANA shareholders the opportunity to express their views on the compensation that SCANA’s named executive officers may be entitled to receive that is based on or otherwise relates to the merger.

The compensation that SCANA’s named executive officers may be entitled to receive that is based on or otherwise relates to the merger is summarized in the table entitled “Merger-Related Compensation,” which is included in the section entitled “The Merger—Potential Payments Upon a Termination In Connection With a Change in Control” beginning on page 79 of this proxy statement/prospectus.

The following resolution is submitted for shareholder vote:

“RESOLVED, that the shareholders of SCANA Corporation approve, on a non-binding advisory basis, the compensation that may be paid or become payable to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the table entitled “Merger-Related Compensation,” which is included in “The Merger—Potential Payments Upon a Termination In Connection With a Change in Control,” and the related narrative disclosures.

Approval of this proposal is not a condition to completion of the merger, and as a non-binding advisory vote, the result will not be binding on SCANA or Dominion Energy, or the SCANA board or the Dominion Energy board or their respective compensation committees. Therefore, if the merger is approved by the shareholders of SCANA and completed, the merger-related compensation would still be paid to the SCANA named executive officers regardless of whether the shareholders of SCANA approve the merger-related compensation proposal. Proxies submitted without direction pursuant to this solicitation will be voted “FOR” the approval of the compensation to be paid to SCANA’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this proxy statement/prospectus.

THE SCANA BOARD RECOMMENDS THAT YOU VOTE “FOR” THE MERGER-RELATED COMPENSATION PROPOSAL.

PROPOSAL TO ADJOURN THE SPECIAL MEETING OF SCANA SHAREHOLDERS

If there are not sufficient votes at the time of the special meeting to approve the merger proposal, SCANA may propose to adjourn the special meeting to a later date or dates in order to permit the solicitation of additional proxies. Under South Carolina law, no notice of adjournment need be given to you other than the announcement of the adjournment at the special meeting.

In order to permit proxies that have been received by SCANA at the time of the special meeting to be voted for an adjournment, if necessary, SCANA has submitted the adjournment proposal to you as a separate matter for your consideration.

In the adjournment proposal, SCANA is asking you to authorize the holder of any proxy solicited by the SCANA board to vote in favor of adjourning the special meeting and any later adjournments. If the SCANA shareholders approve the adjournment proposal, SCANA could adjourn the special meeting, and any adjourned session of the special meeting, to use the additional time to solicit additional proxies in favor of the merger proposal, including the solicitation of proxies from shareholders that have previously voted against the merger proposal. As a result, even if proxies representing a sufficient number of votes against the merger proposal have been received such that if a vote on the merger proposal were held the merger proposal would not be approved, SCANA could adjourn the special meeting without a vote on the merger proposal and seek to convince the holders of those shares of SCANA common stock to change their votes to votes in favor of the merger proposal.

The SCANA board believes that if the number of shares of SCANA common stock present or represented at the special meeting and voting in favor of the merger proposal is insufficient to approve the merger proposal, it is in the best interests of the SCANA shareholders to enable the SCANA board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the merger proposal.

The adjournment proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Abstentions and broker non-votes will not be counted as a vote “FOR” or “AGAINST” the adjournment proposal. Proxies submitted without direction pursuant to this solicitation will be voted “FOR” the approval of the adjournment proposal.

THE SCANA BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements of Dominion Energy consist of a condensed consolidated balance sheet at March 31, 2018, consolidated statement of income for the three months ended March 31, 2018 and a consolidated statement of income for the year ended December 31, 2017, which reflect Dominion Energy’s anticipated acquisition of SCANA, expected to occur by the end of 2018. The unaudited pro forma consolidated financial statements included herein have been derived from the following historical financial statements:

•	the audited financial statements of Dominion Energy for the year ended December 31, 2017;

•	the unaudited interim financial statements of Dominion Energy for the three months ended March 31, 2018;

•	the audited financial statements of SCANA for the year ended December 31, 2017; and

•	the unaudited interim financial statements of SCANA for the three months ended March 31, 2018.

On January 2, 2018, Dominion Energy entered into the merger agreement with SCANA, which provides for a stock-for-stock merger in which SCANA shareholders would receive 0.6690 of a share of Dominion Energy common stock for each share of SCANA common stock. Following completion of the merger, SCANA would operate as a wholly-owned subsidiary of Dominion Energy.

The pro forma adjustments have been prepared as if the acquisition of SCANA occurred on March 31, 2018 in the case of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2017 in the case of the unaudited pro forma consolidated statements of income. The unaudited pro forma consolidated financial statements should be read in conjunction with the related notes, which are included herein, the financial statements and notes included in Dominion Energy’s Annual Report on Form 10-K for the year ended December 31, 2017, as updated in its Current Report on Form 8-K, filed on June 6, 2018, and Quarterly Report on Form 10-Q for the three months ended March 31, 2018, and the financial statements and notes included in SCANA’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the three months ended March 31, 2018.

The unaudited pro forma consolidated financial statements do not necessarily reflect what Dominion Energy’s financial position and results of operations would have been if it had owned SCANA during the periods presented. In addition, they are not necessarily indicative of its future results of operations or financial condition. The assumptions and adjustments give pro forma effect to events, described below, that are (i) directly attributable to Dominion Energy’s acquisition of SCANA, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated statement of income, expected to have a continuing impact on Dominion Energy. The actual adjustments may differ from the pro forma adjustments.

The unaudited pro forma consolidated financial statements give effect to Dominion Energy’s acquisition of SCANA for total consideration consisting of the right to receive 0.6690 of a share of Dominion Energy common stock for each share of SCANA common stock. While additional financing, either through the issuance of common stock or debt, may be required by Dominion Energy to fund certain provisions proposed to the SCPSC in connection with the merger agreement, such financing transactions have not been reflected in the unaudited pro forma consolidated financial statements due to the uncertainty of such plans at this point in time.

DOMINION ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2018

	Dominion Energy	SCANA	Pro Forma Adjustments		Dominion Energy Pro Forma
(millions)
ASSETS
Current Assets
Cash and cash equivalents	$189	$199	$—		$388
Customer receivables	1,615	568	(7	) (q)	2,176
Other receivables	136	286	—		422
Inventories	1,367	284	—		1,651
Other	974	110	—		1,084

Total current assets	4,281	1,447	(7)		5,721

Investments
Nuclear decommissioning trust funds	5,060	133	—		5,193
Investment in equity method affiliates	1,638	22	—		1,660
Other	334	152	—		486

Total investments	7,032	307	—		7,339

Property, Plant and Equipment
Property, plant and equipment	75,632	16,449	252	(n)	92,196
			(137	) (f)
Accumulated depreciation, depletion and amortization	(21,503)	(5,697)	137	(f)	(27,063)

Total property, plant and equipment, net	54,129	10,752	252		65,133

Deferred Charges and Other Assets
Goodwill	6,405	210	629	(g)	7,244
Regulatory assets	2,698	5,578	(666	) (e)	7,610
Other	2,809	290	144	(i)	3,243

Total deferred charges and other assets	11,912	6,078	107		18,097

Total assets	$77,354	$18,584	$352		$96,290

DOMINION ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2018

	Dominion Energy	SCANA	Pro Forma Adjustments		Dominion Energy Pro Forma
(millions)
LIABILITIES AND EQUITY
Current Liabilities
Securities due within one year	$3,603	$727	$—		$4,330
Short-term debt	2,713	248	—		2,961
Accounts payable	702	266	59	(b)	1,020
			(7	) (q)
Regulatory liabilities	408	116	1,300	(c)	1,962
			138	(d)
Other	1,913	418	64	(j)	2,436
			31	(h)
			6	(n)
			4	(k)

Total current liabilities	9,339	1,775	1,595		12,709

Long-Term Debt
Long-term debt	25,759	6,001	51	(l)	31,816
			5	(l)
Junior subordinated notes	3,980	—	—		3,980
Remarketable subordinated notes	1,381	—	—		1,381

Total Long-term debt	31,120	6,001	56		37,177

Deferred Credits and Other Liabilities
Deferred income taxes and investment tax credits	4,719	1,315	(382	) (o)	5,652
Regulatory liabilities	6,977	3,008	(1,094	) (c)	9,328
			437	(d)
Other	5,157	1,141	246	(n)	6,571
			16	(k)
			11	(j)

Total deferred credits and other liabilities	16,853	5,464	(766)		21,551

Total liabilities	57,312	13,240	885		71,437

Commitments and Contingencies
Equity
Common stock - no par	10,316	2,389	(2,389	) (m)	16,281
			5,965	(a)
Retained earnings	8,924	2,997	(2,997	) (m)	7,770
			(666	) (e)
			(575	) (d)
			(206	) (c)
			(59	) (b)
			(20	) (k)
			(13	) (h)
			385	(o)
Accumulated other comprehensive loss	(1,551)	(42)	42	(p)	(1,551)

Total common shareholders’ equity	17,689	5,344	(533)		22,500

Noncontrolling interests	2,353	—	—		2,353

Total equity	20,042	5,344	(533)		24,853

Total liabilities and equity	$77,354	$18,584	$352		$96,290

DOMINION ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2018

	Dominion Energy	SCANA	Pro Forma Adjustments		Dominion Energy Pro Forma
(millions, except per share amounts)
Operating Revenue	$3,466	$1,180	$11	(j)	$4,640
			(17	) (q)

Operating Expenses
Electric fuel and other energy-related purchases	744	208	(2	) (q)	950
Purchased electric capacity	14	3	—		17
Purchased gas	340	406	(15	) (q)	731
Other operations and maintenance	796	201	—		997
Impairment loss	—	4	—		4
Depreciation, depletion and amortization	498	99	9	(i)	606
Other taxes	199	70	—		269

Total operating expenses	2,591	991	(8)		3,574

Income from operations	875	189	2		1,066

Other income	100	128	—		228
Interest and related charges	314	97	(5	) (l)	406
			—	(l)

Income from operations including noncontrolling interests before income tax expense	661	220	7		888
Income tax expense	135	51	2	(o)	188

Net Income Including Noncontrolling Interests	526	169	5		700
Noncontrolling Interests	23	—	—		23

Net Income Attributable to Dominion Energy	$503	$169	$5		$677

Average shares of common stock outstanding - basic	650.5	142.9	(47.3	) (s)	746.1
Average shares of common stock outstanding - diluted	650.5	142.9	(47.3	) (s)	746.1
Earnings Per Common Share - Basic	$0.77	$1.18	—		$0.91
Earnings Per Common Share - Diluted	$0.77	$1.18	—		$0.91

DOMINION ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

	Dominion Energy	SCANA	Pro Forma Adjustments		Dominion Energy Pro Forma
(millions, except per share amounts)
Operating Revenue	$12,586	$4,407	$64	(j)	$16,998
			(59	) (q)

Operating Expenses
Electric fuel and other energy-related purchases	2,301	661	(8	) (q)	2,954
Purchased electric capacity	6	13	—		19
Purchased gas	701	1,156	(51	) (q)	1,806
Other operations and maintenance	3,068	737	(9	) (r)	3,796
Impairment loss	—	1,118	—		1,118
Depreciation, depletion and amortization	1,905	382	46	(i)	2,333
Other taxes	668	264	—		932

Total operating expenses	8,649	4,331	(22)		12,958

Income from operations	3,937	76	27		4,040

Other income	358	56	(9	) (r)	405
Interest and related charges	1,205	363	(19	) (l)	1,548
			(1	) (l)

Income (loss) from operations including noncontrolling interests before income tax benefit	3,090	(231)	38		2,897
Income tax benefit	(30)	(112)	15	(o)	(127)

Net Income (Loss) Including Noncontrolling Interests	3,120	(119)	23		3,024
Noncontrolling Interests	121	—	—		121

Net Income (Loss) Attributable to Dominion Energy	$2,999	$(119)	$23		$2,903

Average shares of common stock outstanding - basic	636.0	142.9	(47.3	) (s)	731.6
Average shares of common stock outstanding - diluted	636.0	142.9	(47.3	) (s)	731.6
Earnings (Loss) Per Common Share - Basic	$4.72	$(0.83)	—		$3.97
Earnings (Loss) Per Common Share - Diluted	$4.72	$(0.83)	—		$3.97

DOMINION ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements included herein have been derived from the following historical financial statements:

•	the audited financial statements of Dominion Energy for the year ended December 31, 2017;

•	the unaudited interim financial statements of Dominion Energy for the three months ended March 31, 2018;

•	the audited financial statements of SCANA for the year ended December 31, 2017; and

•	the unaudited interim financial statements of SCANA for the three months ended March 31, 2018.

On January 2, 2018, Dominion Energy entered into the merger agreement with SCANA, which provides for a stock-for-stock merger in which SCANA shareholders would receive 0.6690 of a share of Dominion Energy common stock for each share of SCANA common stock. Following completion of the merger, SCANA would operate as a wholly owned subsidiary of Dominion Energy.

The pro forma adjustments have been prepared as if the acquisition of SCANA occurred on March 31, 2018, in the case of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2017, in the case of the unaudited pro forma consolidated statements of income for the year ended December 31, 2017 and the three months ended March 31, 2018. The adjustments give pro forma effect to events that are (i) directly attributable to Dominion Energy’s acquisition of SCANA, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated statement of income, expected to have a continuing impact on Dominion Energy. The adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the transaction, and that the pro forma adjustments in the unaudited pro forma consolidated financial statements give appropriate effect to the assumptions. The effects on the unaudited pro forma consolidated financial statements of the transaction described above are more fully described in Note 4.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Dominion Energy as set forth in the audited historical financial statements and notes of Dominion Energy included in its Annual Report on Form 10-K for the year ended December 31, 2017, as updated in its Current Report on Form 8-K, as filed on June 6, 2018, and in the unaudited historical interim financial statements and notes of Dominion Energy included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018, as filed. The unaudited pro forma consolidated financial statements reflect any adjustments known at this time to conform SCANA’s historical financial information to Dominion Energy’s significant accounting policies based on Dominion Energy’s review of SCANA’s summary of significant accounting policies, as disclosed in the SCANA historical financial statements incorporated by reference, and preliminary discussions with SCANA’s management. Upon completion of the merger and a more comprehensive comparison and assessment, additional differences may be identified.

NOTE 3. PRELIMINARY PURCHASE PRICE AND PRELIMINARY PURCHASE PRICE ALLOCATION

Preliminary Purchase Price

The merger agreement provides that each outstanding share of SCANA common stock will be converted into the right to receive 0.6690 of a share of Dominion Energy common stock.

The fair value of the purchase consideration expected to be transferred on the closing date includes the value of the estimated equity consideration (including the value attributable to the consideration transferred of replacement stock compensation awards). The fair value per share of Dominion Energy common stock was assumed for pro forma purposes to be $62.39 per share, which was the closing price of Dominion Energy’s common stock on June 7, 2018, and may change significantly between these unaudited pro forma consolidated financial statements and the closing of the acquisition. The accompanying unaudited pro forma condensed consolidated balance sheet reflects an estimated preliminary purchase price of approximately $6.0 billion.

The preliminary purchase price for the merger is estimated as follows:

(millions, except exchange ratio and closing price)
SCANA shares outstanding at March 31, 2018	142.9
Exchange ratio (per SCANA share)	0.6690

Estimated total shares Dominion Energy common stock to be issued	95.6
Closing price of Dominion Energy common stock on June 7, 2018	62.39

Estimated equity portion of purchase price	$5,965
Estimated equity compensation	$18

Total estimated purchase price	$5,983

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of SCANA are recorded at fair value on the acquisition date and added to those of Dominion Energy. The pro forma adjustments included herein are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition between Dominion Energy and SCANA. Significant portions of SCANA’s operations are subject to the rate-setting authority of the FERC, SCPSC or NCUC. The carrying values of the assets and liabilities subject to regulatory accounting under GAAP, including property, plant and equipment, are considered to approximate the fair values. A fair value adjustment has not been included for SCANA’s pension and other postretirement benefit obligations, which could vary by a significant amount due to potential changes in discount rates, return on plan assets or other assumptions surrounding the determination of these obligations. At this time, Dominion Energy management does not have sufficient information to record any adjustments to measure legal contingencies at fair value or at a reasonably estimable amount. The final purchase price allocation is dependent upon certain valuation and other studies that have not yet been completed. The final determination of the purchase price allocation, upon the consummation of the acquisition, will be based on the net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation may change materially based on the receipt of more detailed information. Accordingly, the pro forma purchase price allocation is preliminary and is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurance that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table provides a summary of the preliminary allocation of the estimated purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed of SCANA, based on SCANA’s consolidated balance sheet at March 31, 2018, with all excess value over consideration paid recorded as goodwill.

(millions)
Total current assets	$1,447
Investments	307
Property, plant and equipment	10,752
Goodwill	839
Regulatory assets	5,578
Other deferred charges and other assets, including intangible assets	434

Total assets	19,357

Total current liabilities	1,839
Long-term debt	6,057
Deferred tax liabilities	1,318
Regulatory liabilities	3,008
Other deferred credits and other liabilities	1,152

Total liabilities	13,374

Total estimated purchase price	$5,983

NOTE 4. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The following transactions are directly attributable to Dominion Energy’s acquisition of SCANA.

(a)	Reflects the issuance of 95.6 million shares of Dominion Energy common stock to SCANA shareholders as consideration for the acquisition. The number of shares of Dominion Energy common stock was calculated based on 142.9 million shares of SCANA common stock outstanding at March 31, 2018 multiplied by the 0.6690 exchange ratio per the merger agreement. Based on the closing price of Dominion Energy’s common stock at June 7, 2018 of $62.39, such consideration is calculated to have a value of $6.0 billion, as shown in Note 3 above.

(b)	Reflects the accrual of $59 million in estimated transaction costs associated with the acquisition of SCANA by Dominion Energy, including audit, legal and advisory fees.

(c)	Reflects an up-front, one-time rate credit totaling $1.3 billion to all current retail electric service customers of SCE&G to be paid within 90 days of the closing of the merger, as proposed to the SCPSC, through the reclassification of $1.1 billion of an existing regulatory liability from noncurrent to current and the accrual of an additional $206 million to current regulatory liabilities. The impact of this up-front, one-time rate credit has not been reflected in the unaudited pro forma consolidated statement of income as the $206 million charge is nonrecurring.

(d)	Reflects the accrual of a $575 million refund of amounts previously collected from retail electric customers of SCE&G to be credited over an estimated eight-year period following the merger, as proposed to the SCPSC. The allocation between current and noncurrent regulatory liabilities has been determined based on the expected portion to be credited to customer bills. The impact of this refund has not been reflected in the unaudited pro forma consolidated statement of income as the $575 million charge is nonrecurring.

(e)	Reflects the write-down of $666 million of existing regulatory assets associated with the NND project which SCE&G will not seek recovery of following the merger, as proposed to the SCPSC. The impact of this write-down has not been reflected in the unaudited pro forma consolidated statement of income as the $666 million charge is nonrecurring.

(f)	Reflects the presentation of nonregulated property, plant and equipment at estimated fair value and the removal of historical accumulated depreciation. For the purposes of the preliminary purchase price allocation in Note 3, the estimated fair value is equal to the carrying value.

(g)	Reflects the excess of Dominion Energy’s consideration paid of approximately $839 million over the amount of identifiable assets and liabilities assumed in the transaction (goodwill) as shown in Note 3 above. In addition, this reflects the removal of SCANA’s previously recorded goodwill.

(h)	Reflects the estimated settlement of all outstanding SCANA equity compensation awards at the time of the merger, calculated based on an estimated share price of $41.74, which is 0.6690 percent of the share price of Dominion Energy’s common stock at closing on June 7, 2018 of $62.39, and allocated between compensation considered to be service provided prior to the merger ($18 million) and expense to be recognized after the merger ($13 million). The impact of this charge has not been reflected in the unaudited pro forma consolidated statement of income as it is nonrecurring.

(i)	Reflects an intangible asset for the value of customer relationships estimated to be $144 million with a weighted average useful life of approximately three years included within the preliminary purchase price allocation in Note 3. Amortization is based on the expected pattern of economic benefit, estimated to be $46 million, $31 million, $21 million, $14 million and $10 million over the five-year period following the acquisition. Estimated amortization of this asset is $9 million for the three months ended March 31, 2018 and $64 million for the year ended December 31, 2017.

(j)	Reflects a contract liability for the unfavorable terms of an existing contract estimated to be $75 million with a 14-month useful life included within the preliminary purchase price allocation in Note 3. Estimated amortization of this liability is $11 million for the three months ended March 31, 2018 and $64 million for the year ended December 31, 2017.

(k)	Reflects an increase in current liabilities for incremental charitable contributions committed to by Dominion Energy under the terms of the merger agreement of $20 million, $4 million of which is considered a current liability. The impact of this charge has not been reflected in the unaudited pro forma consolidated statement of income as it is nonrecurring.

(l)	Reflects the fair value adjustment of long-term debt of $47 million, on a weighted average maturity of approximately three years, and the write-off of $5 million of unamortized debt issuance costs included within the preliminary purchase price allocation in Note 3. Estimated amortization of the fair value premium, and the elimination of the recorded debt issuance cost amortization, is $5 million and less than $1 million for the three months ended March 31, 2018, and $19 million and $1 million for the year ended December 31, 2017, respectively.

(m)	Reflects the elimination of SCANA’s historical shareholders’ equity.

(n)	This pro forma adjustment conforms SCANA’s accounting for asset retirement obligations, which we refer to as AROs, to the methodology used by Dominion Energy. The cash flows used to measure Dominion Energy’s pipeline AROs reflect the cost and timing of activities legally required to retire component sections of pipeline as they are removed from service. The cash flows previously used to measure SCANA’s pipeline AROs are those legally required to retire the entire pipeline system at one point in time. As a result of this change in accounting estimate, Dominion Energy recorded an increase of $252 million to property, plant and equipment and increases of $6 million and $246 million to current and noncurrent other liabilities, respectively.

(o)	Reflects income taxes on pro forma adjustments based on an estimated statutory tax rate of 25.0% for the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2018 and an estimated statutory tax rate of 38.3% for the unaudited pro forma consolidated statement of income for the year ended December 31, 2017. The unaudited pro forma condensed consolidated balance sheet includes adjustments related to the preliminary purchase price allocation ($3 million) and related to pro forma adjustment impacting retained earnings ($385 million).

(p)	Reflects the elimination of SCANA’s historical accumulated other comprehensive loss.

(q)	Reflects the elimination of transactions between Dominion Energy and SCANA, primarily for the purchase and sale of natural gas transportation, included in each company’s historical financial statements.

(r)	This pro forma adjustment conforms SCANA’s accounting for certain net periodic pension and other postretirement benefit costs to the methodology used by Dominion Energy. The January 2018 retrospective adoption by Dominion Energy of revised accounting guidance for certain net periodic pension and other postretirement benefit costs requires that the service cost component of net periodic pension and other postretirement benefit costs be classified in the same line item as other compensation costs arising from services rendered by employees, while all other components of net periodic pension and other postretirement benefit costs are classified outside of income from operations. As a result, Dominion Energy recorded corresponding decreases to other operations and maintenance expense and other income in the consolidated statement of income for the year ended December 31, 2017. These adjustments are incorporated in the Dominion Energy financial information included in the unaudited pro forma consolidated statement of income for the year ended December 31, 2017. While SCANA has also adopted the revised accounting guidance (effective January 2018), it has not yet reflected adjustments in its consolidated statement of income for the year ended December 31, 2017.

(s)	Reflects the elimination of the SCANA common stock offset by the issuance of 95.6 million shares of Dominion Energy common stock as discussed in tickmark (a).

COMPARISON OF SHAREHOLDER RIGHTS

If the merger is completed, SCANA shareholders will become shareholders of Dominion Energy. The rights of Dominion Energy shareholders are governed by and subject to the provisions of the VSCA, and the Dominion Energy charter and the Dominion Energy bylaws, rather than the provisions of the SCBCA and Title 35, Chapter 2 of the Code of Laws of South Carolina 1976, as amended, which we refer to as the Business Combination Statutes, the SCANA charter, the SCANA bylaws, and the “Governance Principles” of SCANA adopted by the SCANA board, which we refer to as the Governance Principles. The following is a summary of the material differences between the rights of holders of Dominion Energy common stock and the rights of holders of SCANA common stock. It does not purport to be a complete description of those differences, does not include a complete description of the specific rights of Dominion Energy shareholders and SCANA shareholders, and is qualified in its entirety by reference to the relevant provisions of (i) the VSCA, (ii) the SCBCA and the Business Combination Statutes, (iii) the Dominion Energy charter, (iv) the Dominion Energy bylaws, (v) the SCANA charter, (vi) the SCANA bylaws, (vii) the description of Dominion Energy common stock contained in Dominion Energy’s Form 8-K/A filed on August 8, 2016, (viii) the Governance Principles and (ix) the description of SCANA common stock contained in SCANA’s Registration Statement on Form 8-B dated November 6, 1984, as amended on May 26, 1995.

The identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. We urge you to read carefully the relevant portions of the VSCA, the SCBCA and the Business Combination Statutes, as well as the Dominion Energy charter, the Dominion Energy bylaws, the SCANA charter and the SCANA bylaws, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

AUTHORIZED CAPITAL STOCK

DOMINION ENERGY	SCANA
The Dominion Energy charter authorizes it to issue one billion shares of common stock without par value and 20 million shares of preferred stock. As of May 31, 2018, there were 652,831,424 shares of Dominion Energy common stock outstanding and no shares of Dominion Energy preferred stock outstanding	The SCANA charter authorizes it to issue 200 million shares of common stock without par value. As of May 31, 2018, there were 142,916,917 shares of SCANA common stock outstanding. SCANA is not authorized to issue any preferred stock.

VOTING RIGHTS

DOMINION ENERGY	SCANA
Each share of Dominion Energy common stock is entitled to one vote in the election of directors and other matters. Common stock shareholders are not entitled to cumulative voting rights.	Each share of SCANA common stock is entitled to one vote in the election of directors and other matters. Common stock shareholders are not entitled to cumulative voting rights.

NUMBER OF DIRECTORS

DOMINION ENERGY	SCANA
The Dominion Energy charter currently provides that the Dominion Energy board shall consist of not less than 10 or more than 17 directors. The exact number of directors, within the range specified in the preceding sentence, is determined from time to time by resolution adopted by (i) the affirmative vote of a majority of the directors then in office or (ii) the shareholders of Dominion Energy by a majority of the votes entitled to be cast at an election of directors. The Dominion Energy board currently has 12 directors.	The SCANA bylaws currently provide that the SCANA board shall consist of not less than nine or more than 20. The exact number of directors, within the range specified in the preceding sentence, is determined from time to time by resolution adopted by (i) the SCANA board by the affirmative vote of a majority of the directors at a meeting at which a quorum is present or (ii) the SCANA shareholders, if more votes are cast in favor of the proposed size of the board of directors than against the proposed size. The SCANA board currently has nine directors.

CLASSES OF DIRECTORS

DOMINION ENERGY	SCANA
The Dominion Energy board is not classified. All directors are elected annually.	The SCBCA permits a classified board so long as SCANA has at least six directors, and the SCANA charter provides for a classified board. The SCANA board is divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. Each director serves for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. However, the SCANA charter provides that the term of a director who is not a salaried employee of SCANA shall expire at the annual meeting next preceding the date on which such director attains age 70 and the term of office of any director who is a salaried employee of SCANA (except in the case of the Chief Executive Officer) shall expire upon such director attaining age 65 or upon his retirement from active service with the corporation, whichever is earlier.

ELECTION OF DIRECTORS

DOMINION ENERGY	SCANA
Under the Dominion Energy bylaws, a director is elected if the number of votes cast for a nominee’s election exceeds the number of votes cast against the nominee’s election. In a contested election, where the number of nominees exceeds the number of directors to be elected, directors are elected by a plurality of the votes cast.

Under the SCBCA, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

The Governance Principles provide that in an election in which the number of nominees is not greater than the number of board seats open for election any nominee who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election will tender his or her

DOMINION ENERGY	SCANA
written resignation to the Chairman of the SCANA board for consideration by the Nominating and Governance Committee of the SCANA board, which we refer to as the Nominating and Governance Committee. The Nominating and Governance Committee will consider such tendered resignation and will make a recommendation to the SCANA board concerning the acceptance or rejection of such resignation. In determining its recommendation to the SCANA board, the Nominating and Governance Committee will consider all factors deemed relevant by the members of the Nominating and Governance Committee. The SCANA board will take formal action on the Nominating and Governance Committee’s recommendation no later than 90 days following the date of the shareholders’ meeting at which the election occurred.

REMOVAL OF DIRECTORS

DOMINION ENERGY	SCANA
Under the Dominion Energy bylaws, directors may be removed from office for cause if the number of votes cast to remove the director constitutes a majority of the votes entitled to be cast at an election of directors of the voting group by which the director was elected.	The SCANA charter provides that the vote of at least 80% of the shares entitled to vote shall be required to remove a director except for cause. A director may be removed for cause if the number of votes cast favoring removal exceeds the number of votes cast opposing removal. Under the SCANA charter, cause for removal of a director means fraudulent or dishonest acts, or gross abuse of authority in the discharge of duties to SCANA, and must be established after written notice of specific charges and an opportunity to meet and refute such charges.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

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Vacancies on the Dominion Energy board, whether occurring due to the creation of a new directorship or as a result of death, resignation, retirement or disqualification of a director, may be filled only by a majority vote of the directors then in office. If a vacancy results from the removal of a director by shareholders for cause at a meeting called for such purpose, the shareholders may elect a successor if such purpose was included in the meeting notice. Any director elected to fill a vacancy will serve until the next annual meeting of shareholders.	The SCANA charter provides that vacancies on the SCANA board, whether occurring due to the creation of a new directorship or as a result of the death, resignation, retirement, disqualification or removal of a director or otherwise, may be filled only by a majority vote of the directors then in office even if less than a quorum is present when the vote was held. Any director elected to fill a vacancy will serve until the next shareholders’ meeting at which directors are elected.

PROXY ACCESS FOR DIRECTOR NOMINATIONS

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The Dominion Energy bylaws permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of Dominion Energy’s outstanding common stock for at least three years, to nominate and include in the annual proxy materials director candidates to occupy up to two or 20% of the board seats (whichever is greater), provided that such shareholder or group of shareholders otherwise satisfies the requirements set forth in the bylaws.	The SCANA bylaws permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of SCANA’s outstanding common stock for at least three years, to nominate and include in the annual meeting proxy materials director candidates for election for up to one director or 20% of the directors to be elected (whichever is greater), provided that such shareholder or group of shareholders otherwise satisfies the requirements set forth in the bylaws.

SPECIAL MEETINGS OF SHAREHOLDERS

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Under the Dominion Energy bylaws, meetings of the shareholders may be called by the chairman of the board, the vice chairman, the president or a majority of the members of the Dominion Energy board. Special meetings of shareholders also will be held whenever called by the Corporate Secretary, upon the written request of shareholders owning more than 25% of all outstanding shares of common stock continuously for a period of at least one year prior to the date of such request.	Under the SCANA bylaws, special meetings of the shareholders may be called by the chief executive officer, by the chairman of the SCANA board or by a majority of the members of the SCANA board.

QUORUM

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The Dominion Energy bylaws provide that, at any meeting of the shareholders, a majority of the votes entitled to be cast on a matter shall constitute a quorum. A lesser interest may adjourn any meeting from time to time.	The SCBCA provides that a majority of votes entitled to be cast on a matter shall constitute a quorum. Once a share is represented for any purpose at a meeting, it is considered present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

NOTICE OF SHAREHOLDER MEETINGS

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Under the Dominion Energy bylaws, notice stating the place, day and hour of each shareholders meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at the meeting. Notice of a shareholders meeting to act on an amendment of the charter, on a plan of merger or share exchange, on a proposed dissolution of Dominion Energy or on a proposed sale, lease or exchange, or other disposition of assets that would leave Dominion	Under the SCBCA, notice stating the date, time and place of each shareholders’ meeting, and in the case of a special meeting, the purpose for which the meeting is called, must be given no fewer than 10 nor more than 60 days before the meeting to each shareholder of record entitled to vote at the meeting. In addition, notice of a shareholders’ meeting to act on an amendment to the charter, on a plan of merger or share exchange, on a proposed dissolution of SCANA or on a proposed sale, lease, exchange or other disposition of all or substantially all of its

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Energy without a significant continuing business activity shall be given not less than 25 nor more than 60 days before the date of the meeting. If any shareholders meeting is adjourned to a different date, time or place, notice need not be given if the new date, time or place is announced at the meeting before adjournment. However, if a new record date for the adjourned meeting is fixed, notice of the adjourned meeting shall be given to shareholders entitled to notice of the new record date.	property other than in the usual and regular course of business must be given to each shareholder not entitled to vote. If any shareholders’ meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time and place is announced at the meeting before adjournment. However, if a new record date for the adjourned meeting is or must be fixed, notice of the adjourned meeting must be given to shareholders entitled to notice as of the new record date.

ADVANCE NOTICE OF SHAREHOLDER PROPOSALS

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The Dominion Energy bylaws establish an advance notice procedure with regard to nominations and other business proposals to be brought before the annual meeting by a shareholder. To nominate directors, shareholders must submit a written notice to the Corporate Secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

Non-director nomination shareholder proposals must be submitted to the Corporate Secretary at least 90 days before the first anniversary of the date of the last annual meeting. The notice must include a description of the proposal, the reason for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder’s name and address and number of shares held and any material interest of the shareholder in the proposal.

The SCANA bylaws establish an advance notice procedure with regard to nominations and other business proposals to be brought before the annual meeting by a shareholder. To nominate a director or to propose other business, a shareholder must submit a written notice to the Corporate Secretary at least 120 days prior to the first anniversary of the date of the proxy statement sent to shareholders in connection with the preceding year’s annual meeting. The notice must include the name, address and share ownership of the shareholder making the nomination or proposing other business. In the case of a nomination, the notice must also include the information about the nominee required by the SEC, a description of any arrangements between the shareholder and the nominee and the written consent of the nominee to serve as a director and other information. In the case of a business proposal, the notice must contain a description of the proposal, the reason for presenting the proposal at the annual meeting and any material interest of such shareholder in such business.

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS

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Under the VSCA, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. In addition, the VSCA provides that the articles of incorporation may authorize action by shareholders by less than unanimous written consent provided that

Under the SCBCA, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

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the taking of such action is consistent with any requirements that may be set forth in the corporation’s articles of incorporation, bylaws or the VSCA provision. In the case of a public corporation, the inclusion of such a provision in the articles of incorporation must be approved by more than two-thirds of any voting group entitled to vote on the amendment. If such a provision is in the articles of incorporation, before the holders of more than 10% of a voting group have executed a consent, notice must be provided to the corporation’s secretary of the action proposed to be adopted. Neither the Dominion Energy charter nor the Dominion Energy bylaws provide for action by written consent of the shareholders.

An amendment to the VSCA is expected to become effective July 1, 2018 and provides that less than unanimous consents would not be available at any public corporation whose articles of incorporation or bylaws allow a special meeting to be called by shareholders (or a group of shareholders) holding 30% or fewer of all votes entitled to be cast. The Dominion Energy bylaws allow special meetings to be called by shareholders (or a group of shareholders) holding 25% of all votes entitled to be cast. Therefore, once the amendment to the VSCA becomes effective, the Dominion Energy shareholders would not be able to act by less than unanimous written consent unless the Dominion Energy charter were amended to add such a provision and the Dominion Energy bylaws were amended to increase the percentage of shareholders required to call a special meeting above 30%. The Dominion Energy board currently does not intend to approve either of these actions.

“POISON PILL” PROVISIONS AND OTHER SHAREHOLDER PROTECTIVE MEASURES

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Neither the Dominion Energy charter nor the Dominion Energy bylaws establish any anti-takeover provisions or “poison pill” provisions.	The SCANA charter provides that any “business combination” involving SCANA and any “related person” or any affiliate or associate of a related person must be approved by holders of at least 80% of SCANA common stock. However, such higher vote is not required if (i) the business combination is approved by a majority of the directors who are not the related person or an affiliate or associate of the related person and who were directors immediately before the related person became a related person,

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(ii) the business combination is solely with a subsidiary of SCANA and does not have the effect of increasing the voting power of the related person or (iii) the business combination satisfies certain minimum price and other standards and no “extraordinary event” occurs after the related person becomes a related person and prior to the business combination, all as described in the SCANA charter. For purposes of these provisions, (1) a “related person” means any person (with certain exceptions) who is the beneficial owner of more than 10% of SCANA common stock; (2) a “business combination” means any of the following transactions, when entered into by SCANA or a subsidiary of SCANA with, or upon a proposal by or on behalf of, a related person: (a) a merger or completion of a plan of share exchange of SCANA or any subsidiary, (b) the sale, lease, mortgage, pledge, transfer or other disposition other than in the ordinary course of business of assets of SCANA or any subsidiary having an aggregate fair market value of $10 million or more, (c) the issuance or transfer by SCANA or any subsidiary of any securities of SCANA or that subsidiary, other than proportionately to all SCANA shareholders or such subsidiary, (d) the adoption of any plan or proposal for the liquidation or dissolution of SCANA, (e) a reclassification of securities, recapitalization or other transaction (whether or not involving a related person) which has the effect of increasing the voting power of a related person in the capital stock of SCANA or any subsidiary, or (f) any agreement, contract or other arrangement providing directly or indirectly for any of the foregoing; and (3) an “extraordinary event” means, as to any business combination and any related person, any of the following events that is not approved by a majority of all SCANA directors who are not related persons or affiliates, associates or representatives of related persons and who were directors immediately prior to the time such related person became a related person, including but not limited to: (a) any reduction in the annual rate of dividends on SCANA common stock or failure to increase such annual rate to reflect any reclassification, recapitalization, reorganization or any similar transaction that reduces the number of outstanding shares of SCANA common stock, (b) the receipt by a related person of any direct or indirect benefit from any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by SCANA or its

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subsidiaries, whether in anticipation of or in connection with the business combination or otherwise or (c) any increase in the number of shares of common stock that the related person owns, except in a transaction that does not increase the related person’s percentage of ownership thereof.

The SCANA charter also requires the approval of the holders of a majority of the outstanding shares of SCANA’s common stock before SCANA may purchase any outstanding shares of its common stock from any person known by SCANA to be an owner of more than three percent of SCANA’s common stock, which we refer to as a selling shareholder, who has purchased or agreed to purchase any of such shares within the most recent two-year period at a price known by SCANA to be above “market price” (unless SCANA purchases such shares on the same terms as a result of an offer by SCANA to purchase all of the outstanding shares of SCANA common stock). For purposes of the vote required to approve such transaction with a selling shareholder, the shares of SCANA common stock held by such selling shareholder shall be counted as having abstained regardless of how they have been voted. For purposes of these provisions, “market price” means the highest closing sale price, during the 30-day period immediately preceding the date in question, of a share of SCANA common stock on the composite tape for New York Stock Exchange issues.

BUSINESS COMBINATION STATUTES

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The VSCA contains several provisions relating to transactions with interested shareholders (holders of more than 10% of any class of a corporation’s outstanding voting shares). Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The VSCA prohibits a Virginia corporation from engaging in an affiliated transaction with an interested shareholder during the three years following the date that such shareholder becomes “interested” without (i) approval of two-thirds of the disinterested voting shares and (ii) majority approval of disinterested directors. After those initial three years, a material affiliated transactions must be approved by either (i) two-thirds of disinterested shareholders or (ii) a majority of disinterested directors. Affiliated transactions include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of securities or	The Business Combination Statutes contain several provisions relating to transactions with interested shareholders (holders of more than 10% of the voting power of a corporation’s outstanding voting shares or any person who currently is or was within the two years prior to such transaction an affiliate or associate of such interested shareholder). The Business Combination Statutes prohibit a South Carolina corporation from engaging in a business combination of the type described above in the section of this chart entitled “‘Poison Pill’ Provisions and Other Shareholder Protective Measures” (except that only such sales, leases, mortgages, pledges, transfers or other dispositions of assets which represent at least ten percent of the assets, earning power or net income, determined on a consolidated basis, or aggregate market value of the outstanding shares, of such corporation shall be taken into

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merger of the corporation with any of its subsidiaries which has the result of increasing the percentage of voting shares owned by an interested shareholder by more than five percent.

The provisions of the VSCA relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder, and the VSCA permits corporations to opt out of the affiliated transactions provisions. Dominion Energy has not opted out.

The VSCA also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

The Dominion Energy bylaws grant Dominion Energy the right to redeem the shares purchased by an acquiring person in a control share acquisition. Dominion Energy can do this if the acquiring person fails to deliver a statement to Dominion Energy listing information required by the VSCA or if the shareholders vote not to grant voting rights to the acquiring person.

The VSCA permits corporations to opt out of the control share acquisition provisions. Dominion Energy has not opted out.

account) with an interested shareholder unless such business combination meets the requirements of the corporation’s articles of incorporation and either (i) is approved by (a) such corporation’s board of directors prior to the date the interested shareholder first becomes an interested shareholder (“share acquisition date”), or (b) affirmative vote of the holders of a majority of the outstanding voting shares not beneficially owned by the interested shareholder (or any affiliate or associate thereof), at a meeting called for that purpose no earlier than two years after the interested shareholder’s share acquisition date, or (ii) satisfies certain minimum price and other standards described in the Business Combination Statutes. However, if such business combination occurs during the two years following the interested shareholder’s share acquisition date, such business combination must also be approved by a majority of disinterested directors. For purposes of these provisions, a director of a corporation is disinterested if the director is not a present or former officer or employee of such corporation.

The Business Combination Statutes permit corporations to opt out of the business combinations provisions. SCANA has not opted out.

The Business Combination Statutes also contain provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a South Carolina public corporation to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

The Business Combination Statutes permit a South Carolina corporation to redeem the shares purchased by an acquiring person in a control share acquisition if so authorized in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, and if the acquiring person fails to deliver a statement to such corporation listing information required by the Business Combination

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Statutes or if the shareholders vote not to grant voting rights to the acquiring person. Neither the SCANA charter nor the SCANA bylaws contain such authorizations.

The Business Combination Statutes permit corporations to opt out of the control share acquisition provisions. SCANA has not opted out.

VOTES ON MERGERS, CONSOLIDATIONS AND CERTAIN OTHER TRANSACTIONS

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The Dominion Energy charter requires that any merger, share exchange or sale of substantially all of Dominion Energy’s assets be approved by a majority of the votes entitled to be cast on the matter by each voting group entitled to vote on the matter. Abstentions and broker non-votes will have no effect on the outcome.	The SCBCA provides that any merger, share exchange or sale of substantially all of SCANA’s assets must be approved by holders of at least two-thirds of SCANA shares outstanding. Abstentions and broker non-votes have the effect of a vote against any such proposed transaction. As described above in the sections of this chart entitled “‘Poison Pill’ Provisions and Other Shareholder Protective Measures” and “Business Combination Statutes”, greater or additional voting requirements may apply in certain circumstances.

DIVIDENDS

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Dominion Energy’s common shareholders may receive dividends when declared by the Dominion Energy board. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until Dominion Energy has satisfied its obligations to any preferred shareholders. Under certain circumstances, Dominion Energy’s indentures may also restrict its ability to pay cash dividends.	Under the SCBCA, the SCANA board may authorize and SCANA may pay dividends; provided, however, that no dividend may be paid if, after giving it effect, SCANA would be insolvent. Dividends may be paid in cash, stock or other form. Under certain circumstances, indentures or other agreements entered into by certain of SCANA’s subsidiaries may restrict the ability of such subsidiaries to pay dividends to SCANA.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

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The Dominion Energy charter provides that Dominion Energy’s directors and officers will not be personally liable for monetary damages to Dominion Energy for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to Dominion Energy or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and	The SCANA charter provides that SCANA’s directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) any breach of their duty of loyalty to SCANA or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) authorizing any illegal dividends or redemptions or (iv) any transaction from which the director derived improper personal benefit. This provision applies only to claims against directors arising out of their role as directors and not

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officers remain liable for violations of the federal securities laws, and Dominion Energy retains the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer’s or director’s duty of care.	in any other capacity. Directors remain liable for violations of the federal securities laws, and SCANA retains the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the director’s duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

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The Dominion Energy charter mandates indemnification of its directors and officers to the full extent permitted by the VSCA and any other applicable law. The VSCA permits a corporation to indemnify its directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation or to other corporations or enterprises that the officer or director was serving at the request of the corporation, except in the case of willful misconduct or a knowing violation of a criminal law. Dominion Energy is required to indemnify its directors and officers in all such proceedings if they have not violated this standard. Dominion Energy has also entered into agreements relating to the advancement of expenses for certain of its directors and officers in advance of a final disposition of proceedings or the making of any determination of eligibility for indemnification pursuant to Dominion Energy’s charter.

In addition, the Dominion Energy charter limits the liability of its directors and officers to the full extent permitted by the VSCA as now and hereafter in effect. The VSCA places a limit on the liability of a director or officer in derivative or shareholder proceedings equal to the lesser of (i) the amount specified in the corporation’s articles of incorporation or a shareholder-approved bylaw; or (ii) the greater of (a) $100,000 or (b) twelve months of cash compensation received by the director or officer. The limit does not apply in the event the director or officer has engaged in willful misconduct or a knowing violation of a criminal law or a federal or state securities law. The effect of the Dominion Energy charter, together with the VSCA, is to eliminate liability of directors and officers for monetary damages in derivative or shareholder proceedings so long as the required standard of conduct is met.

Dominion Energy has purchased directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of Dominion Energy against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are

The SCBCA permits a corporation to indemnify its directors and officers against liability incurred in all proceedings if such directors and officers (i) conducted themselves in good faith, (ii) reasonably believed, in the case of conduct in their official capacities with the corporation, that their conduct was in the corporation’s best interest and, in all other cases, that their conduct was at least not opposed to its best interest or, in the case of conduct with respect to an employee benefit plan, for a purpose reasonably believed to be in the interests of the participants and beneficiaries of such plan, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe their conduct was unlawful; provided, however, such directors and officers may not be indemnified in connection with a proceeding in which they are adjudged liable to the corporation or any other proceeding charging that such directors or officers received any improper personal benefit in which they are adjudged liable on that basis. SCANA is also required to indemnify its directors and officers against reasonable expenses incurred by them in all proceedings to which they are party and have been adjudged to be wholly successful on the merits or otherwise. SCANA has also entered into agreements relating to the advancement of expenses for its directors and certain of its officers in advance of a final disposition of proceedings.

In addition, the SCANA charter eliminates or limits the liability of its directors only to the maximum extent permitted by the SCBCA or any successor law or laws, and provides that any repeal or modification of such protection by the SCANA shareholders shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

SCANA has purchased directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of SCANA against certain losses resulting from claims against them in their capacities as

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not indemnified by Dominion Energy and (2) Dominion Energy to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.	directors and officers to the extent that such losses are not indemnified by SCANA and (2) SCANA to the extent that it indemnifies such directors and officers for losses as permitted under the laws of South Carolina.

AMENDMENT TO ARTICLES OF INCORPORATION AND BYLAWS

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Generally, the Dominion Energy charter may be amended if the votes cast favoring the amendment exceed the votes cast opposing the amendment at a meeting where a quorum is present. Some provisions of the Dominion Energy charter, however, may only be amended or repealed by a majority of the votes entitled to be cast on the matter by each voting group entitled to vote on the matter.

The Dominion Energy bylaws may be amended by both the Dominion Energy board and the Dominion Energy shareholders, except that a bylaw enacted by the shareholders may not be amended or repealed by the board if it so expressly provides. Furthermore, provisions of the Dominion Energy bylaws concerning special meetings of shareholders and the nomination and election of directors may not be amended or repealed without the affirmative vote of a majority of the votes entitled to be cast on the matter.

Generally, the SCANA charter may be amended if approved by holders of a majority of SCANA common stock. Some provisions of the SCANA charter, including the provisions relating to removal of directors other than for cause, certain business combinations described above in the section of this chart entitled “‘Poison Pill’ Provisions and Other Shareholder Protective Measures”, the classification of the board, filling board vacancies and the expiration of terms of directors who are not salaried employees of SCANA, may only be amended or repealed if approved by holders of at least 80% of SCANA common stock.

SCANA bylaws may be amended by both the SCANA board and the SCANA shareholders, except that a bylaw adopted, amended or repealed by the SCANA shareholders may not be adopted, amended or repealed by the SCANA board if the shareholders expressly so provide.

LEGAL MATTERS

The validity of the shares of Dominion Energy common stock to be issued in the merger will be passed upon by McGuireWoods LLP. Certain U.S. federal income tax consequences relating to the merger and the transactions contemplated by the merger agreement will be passed upon by Morgan, Lewis & Bockius LLP for Dominion Energy and by Mayer Brown LLP for SCANA.

EXPERTS

Dominion Energy

The consolidated financial statements as of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017 incorporated in this registration statement by reference from Dominion Energy, Inc.’s Current Report on Form 8-K dated June 6, 2018 and the effectiveness of Dominion Energy, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SCANA

The consolidated financial statements and the related financial statement schedule incorporated in this registration statement by reference from SCANA Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and the effectiveness of SCANA Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an emphasis of matter paragraph regarding legal, legislative, and regulatory matters that may result in material impacts to results and the liquidity of SCANA Corporation as a result of the abandoned Nuclear Project (as defined in SCANA Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017) and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

As disclosed in a press release issued by SCANA on May 29, 2018, SCANA’s 2018 annual meeting of shareholders, which we refer to as the 2018 annual meeting, is scheduled for September 12, 2018. A SCANA shareholder desiring to submit a proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in SCANA’s proxy statement and proxy card for the 2018 annual meeting must submit the proposal to SCANA’s Corporate Secretary a reasonable time before SCANA begins to print the proxy materials for its 2018 annual meeting. In addition, any shareholder desiring to bring other business (including director nominations) before the 2018 annual meeting must have provided, pursuant to the SCANA bylaws, written notice of such business to SCANA’s Corporate Secretary no later than June 8, 2018.

For additional requirements, SCANA shareholders should refer to Article I, Section 5 of the SCANA bylaws, a current copy of which may be obtained from SCANA’s Corporate Secretary.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the SCANA board knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

Dominion Energy and SCANA file annual, quarterly and current reports, proxy statements and other information with the SEC. Dominion Energy’s file number with the SEC is 001-08489 and SCANA’s file number with the SEC is 001-08809. Filings made with the SEC by Dominion Energy and SCANA are available to the public over the Internet at the SEC’s web site at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus. You may also read and copy any document Dominion Energy and SCANA file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Dominion Energy has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Dominion Energy common stock to be issued to SCANA shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Dominion Energy common stock. The rules and regulations of the SEC allow Dominion Energy and SCANA to omit certain information included in the registration statement from this proxy statement/prospectus.

The SEC allows Dominion Energy and SCANA to “incorporate by reference” the information they file with it, which means that Dominion Energy and SCANA can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and information that Dominion Energy and SCANA file later with the SEC will automatically update or supersede this information.

Some of the filings Dominion Energy makes with the SEC are on a combined basis with two of its subsidiaries, Virginia Power and Dominion Energy Gas. Dominion Energy’s combined filings with the SEC present separate filings by each of Virginia Power, Dominion Energy Gas and Dominion Energy. Dominion Energy incorporates by reference the documents listed below (other than any portions of the documents not deemed to be filed) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, except those portions of filings that relate to Virginia Power or Dominion Energy Gas as a separate registrant, before the date of the special meeting.

Some of the filings SCANA makes with the SEC are on a combined basis with one of its subsidiaries, SCE&G. SCANA’s combined filings with the SEC present separate filings by SCE&G and SCANA. SCANA incorporates by reference the documents listed below (other than any portions of the documents not deemed to be filed) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, except those portions of filings that relate to SCE&G as a separate registrant, before the date of the special meeting.

Dominion Energy:

•	Annual Report on Form 10-K for the year ended December 31, 2017;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	Current Reports on Form 8-K or Form 8-K/A, filed January 4, 2018, January 5, 2018, January 31, 2018, February 1, 2018, February 14, 2018, February 15, 2018, February 27, 2018, March 1, 2018, March 26, 2018, March 27, 2018, April 2, 2018, May 4, 2018, May 9, 2018, June 5, 2018 and June 6, 2018;

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders, filed March 23, 2018; and

•	the description of Dominion Energy’s common stock contained in Amendment No. 2 to its Current Report on Form 8-K, filed August 8, 2016.

SCANA:

•	Annual Report on Form 10-K for the year ended December 31, 2017, as amended by an Annual Report on Form 10-K/A, filed on April 27, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018; and

•	Current Reports on Form 8-K, filed on January 4, 2018, January 5, 2018 and January 26, 2018.

You may request a copy of any of the documents incorporated by reference by Dominion Energy and SCANA at no cost by requesting them in writing or by telephone from the appropriate company at:

Dominion Energy, Inc.	SCANA Corporation
Corporate Secretary	Bryant Potter, Investor Relations
120 Tredegar Street	220 Operation Way
Richmond, Virginia 23219	Cayce, South Carolina 29033
Email: Corporate.Secretary@dominionenergy.com	Telephone: (803) 217-6916

You may also obtain more information regarding SCANA by contacting its Internet website, at www.scana.com (which is not intended to be an active hyperlink). The information on SCANA’s Internet website (other than the documents expressly incorporated by reference as set forth above) is not incorporated by reference in this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.

You may also obtain more information regarding Dominion Energy by contacting its Internet website, at www.dominionenergy.com (which is not intended to be an active hyperlink). The information on Dominion Energy’s Internet website (other than the documents expressly incorporated by reference as set forth above) is not incorporated by reference in this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from SCANA’s proxy solicitor, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, Banks, Brokers and Shareholders Call Toll Free: 1-866-482-4943, Email: scana@georgeson.com.

You should rely only on the information incorporated by reference or provided in this proxy statement/prospectus or to which this proxy statement/prospectus refers you. Neither Dominion Energy nor SCANA have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information which appears in this proxy statement/prospectus and which is incorporated by reference in this proxy statement/prospectus may only be accurate as of the date of this proxy statement/prospectus or the date of the document in which incorporated information appears. The business, financial condition, results of operations and prospects may have changed for each of Dominion Energy and SCANA since that date.

If you are a SCANA shareholder and would like to request documents, please do so by July 24, 2018 to receive them before the special meeting. If you request any documents from SCANA, SCANA will mail them to you by first class mail, or another equally prompt means, within one business day after SCANA receives your request.

Notwithstanding the foregoing, information furnished by Dominion Energy or SCANA on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

Annex A

Merger Agreement

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DOMINION ENERGY, INC.,

SEDONA CORP.

and

SCANA CORPORATION

Dated as of January 2, 2018

Page

ARTICLE I

THE MERGER

SECTION 1.01. The Merger	A-1
SECTION 1.02. Closing	A-2
SECTION 1.03. Effective Time	A-2
SECTION 1.04. Articles of Incorporation; Bylaws	A-2
SECTION 1.05. Directors and Officers	A-2
SECTION 1.06. Plan of Merger	A-2

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS

SECTION 2.01. Effect on Capital Stock	A-3
SECTION 2.02. Treatment of Company Equity Awards	A-3
SECTION 2.03. Exchange of Company Shares	A-4
SECTION 2.04. Withholding Rights	A-7
SECTION 2.05. No Dissenters’ Rights	A-7
SECTION 2.06. Adjustments	A-7

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company	A-7
SECTION 3.02. Representations and Warranties of Parent and Merger Sub	A-18

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01. Conduct of Business Pending the Merger	A-24
SECTION 4.02. Acquisition Proposals	A-29

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Proxy Statement/Prospectus; Shareholders Meeting	A-31
SECTION 5.02. Filings; Other Actions; Notification	A-33
SECTION 5.03. Access and Reports; Confidentiality	A-36
SECTION 5.04. Stock Exchange Delisting and Listing	A-36
SECTION 5.05. Publicity	A-37
SECTION 5.06. Employee Matters	A-37
SECTION 5.07. Expenses	A-39

i

ii

Appendices

Appendix A –  SCPSC Petition

Exhibits

Exhibit A –   Definitions

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 2, 2018 (this “Agreement”), is entered into by and among DOMINION ENERGY, INC., a Virginia corporation (“Parent”), SEDONA CORP., a South Carolina corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and SCANA CORPORATION, a South Carolina corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of Parent has approved this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and the shareholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (b) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger, (c) directed that the approval of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (d) resolved to recommend that the shareholders of the Company approve this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and the sole shareholder of Merger Sub that Merger Sub enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (b) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger and (c) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement;

WHEREAS, for U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to be a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the SCBCA, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the SCBCA.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Mayer Brown LLP, 71 South Wacker Drive, Chicago, Illinois 60606, at 9:00 a.m., local time, on the third (3rd) Business Day following the day on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. As soon as practicable on the Closing Date, the Company and Parent will cause the Merger to become effective by filing the articles of merger (the “Articles of Merger”) with the Secretary of State of the State of South Carolina, which Articles of Merger will be executed and filed in accordance with the applicable provisions of the SCBCA. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Secretary of State of the State of South Carolina or at such later time as may be agreed by Parent and the Company in writing and specified in the Articles of Merger (the “Effective Time”).

SECTION 1.04. Articles of Incorporation; Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law; provided, however, that no such amendment shall be inconsistent with the obligations of Parent under Section 5.08(b).

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time to be in the form of the bylaws of Merger Sub as of the date hereof (except with respect to the name of the Company, which shall be “SCANA Corporation”), with any changes necessary so that such bylaws shall be in compliance with Section 5.08 and, to the extent not inconsistent with any of the foregoing, such other changes as Parent deems necessary or appropriate) and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; provided, however, that no such amendment shall be inconsistent with the obligations of Parent under Section 5.08(b).

SECTION 1.05. Directors and Officers.

(a) The directors of Merger Sub will be appointed by Parent pursuant to applicable Law to be the directors of the Surviving Corporation after the Effective Time following the resignation or removal of the individuals serving as directors of the Company prior to the Effective Time in accordance with Section 5.15, with such directors appointed by Parent to serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

(b) The officers of the Company as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

SECTION 1.06. Plan of Merger. This Agreement will constitute a “plan of merger” for purposes of the SCBCA.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Merger Consideration. Each Company Share issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares, which shall be treated in accordance with Section 2.01(b)) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such Company Share, whether represented by a certificate (“Certificate”) or in non-certificated form and represented by book-entry (“Book-Entry Share”), shall automatically be converted into the right to receive 0.6690 validly issued, fully paid and non-assessable Parent Shares (the “Merger Consideration”). Following the Effective Time, the holders of Company Shares as of immediately prior to the Effective Time shall cease to have any rights with respect thereto, except for the rights set forth in Section 2.03(b)(v).

(b) Cancellation of Cancelled Shares. Each Company Share owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent and each Company Share owned by the Company or any wholly-owned Subsidiary of the Company (collectively, the “Cancelled Shares”) shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Capital Stock of Merger Sub. Each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation, and all such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

SECTION 2.02. Treatment of Company Equity Awards.

(a) Treatment of Performance Shares. At the Effective Time, each performance share award granted under a Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company Performance Share Award”) shall fully vest at the target level of performance and shall be cancelled and converted automatically into the right to receive the Equity Award Consideration in respect of each Company Share underlying such Company Performance Share Award.

(b) Treatment of Restricted Stock Units. At the Effective Time, each restricted stock unit award in respect of Company Shares granted under a Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company RSU”) shall fully vest and shall be cancelled and converted automatically into the right to receive the Equity Award Consideration in respect of each Company Share underlying such Company RSU.

(c) Treatment of Deferred Units. At the Effective Time, each deferred unit in respect of Company Shares credited or deemed credited to the Company stock ledger under the Director Compensation and Deferral Plan or the Executive Deferred Compensation Plan that is outstanding immediately prior to the Effective Time (a “Company Deferred Unit”) shall be converted automatically into a number of deferred unit(s) in respect of Parent Shares equal to the product of (x) the Company Deferred Unit multiplied by (y) the Merger Consideration, to be payable pursuant to the terms of the applicable plan.

(d) Payment. The Surviving Corporation shall pay the Equity Award Consideration as required under Section 2.02(a) and Section 2.02(b) as soon as reasonably practicable after the Effective Time (but in any event within three (3) Business Days thereafter); provided, however, that to the extent any such payment relates to any Company Performance Share Awards or Company RSUs that are nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall make such payment at the earliest time permitted under, and in accordance with, the terms of the applicable award agreement or other relevant documents and in accordance with Section 409A of the Code.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board or any authorized committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 2.02(a), Section 2.02(b) and Section 2.02(c). The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Performance Share Awards, Company RSUs, Company Deferred Units or any other awards under any Company Equity Award Plan.

SECTION 2.03. Exchange of Company Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select a paying and exchange agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an agreement with such Exchange Agent in form and substance reasonably acceptable to the Company pursuant to which the Exchange Agent will (i) act as agent for the shareholders of the Company in connection with the Merger and receive payment and delivery of the Merger Consideration to which the shareholders of the Company shall become entitled pursuant to Section 2.01(a) and (ii) act as agent for Parent in transmitting the Merger Consideration to such shareholders following the occurrence of the Effective Time in accordance with this Agreement. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Shares, an amount of Parent Shares in book-entry form sufficient for the Exchange Agent to pay and deliver the Merger Consideration required to be paid and delivered by Parent in accordance with Section 2.01(a). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time after the Effective Time, (A) any dividends or other distributions payable pursuant to Section 2.03(g) and (B) cash in lieu of any fractional Parent Shares payable pursuant to Section 2.03(h). All cash and Parent Shares, together with any dividends or other distributions, deposited with the Exchange Agent pursuant to this Section 2.03(a) shall be referred to as the “Exchange Fund.”

(b) Exchange Procedures.

(i) Transmittal Materials and Instructions. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Exchange Agent to mail or otherwise provide to each holder of record of Company Shares (other than holders of Cancelled Shares) (A) transmittal materials, including a letter of transmittal in form as agreed by Parent and the Company, specifying that delivery shall be effected, and risk of loss and title shall pass, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), and with respect to Certificates, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(f) to the Exchange Agent), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Book-Entry Shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(f)) to the Exchange Agent.

(ii) Certificates. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.03(f)) to the Exchange Agent in accordance with the terms of transmittal materials and instructions referred to in Section 2.03(b)(i), the holder of such Certificate shall be entitled to receive in exchange therefor (A) a cash amount in immediately available funds equal to (1) any dividends and other distributions such holder has the right to receive pursuant to Section 2.03(g) plus (2) any cash in lieu of any fractional Parent Shares such holder has the right to receive pursuant to Section 2.03(h) and (B) the number of Parent Shares, in uncertificated book-entry form, equal to the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.03(f)) multiplied by the Merger Consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the Certificates.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the aggregate Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 2.01(a). In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Company Shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) a cash amount in immediately available funds equal to (1) any dividends and other distributions such holder has the right to receive pursuant to Section 2.03(g) plus (2) any cash in lieu of any fractional Parent Shares such holder has the right to receive pursuant to Section 2.03(h) and (B) the number of Parent Shares, in uncertificated book-entry form, equal to the number of Company Shares represented by such Book-Entry Shares multiplied by the Merger Consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the Book-Entry Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company or if payment and delivery of the Merger Consideration and the other payments contemplated by Section 2.01(a) and this Section 2.03 is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, such Certificate or Book-Entry Share may be exchanged in accordance with this Article II if the Certificate or Book-Entry Share formerly representing such Company Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Rights of Holders of Company Shares; Expenses. Until surrendered or exchanged pursuant to this Section 2.03(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or exchange the Merger Consideration pursuant to Section 2.01(a), any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h). Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Shares pursuant to this Article II.

(c) Termination of the Exchange Fund; No Liability. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed one (1) year after the Effective Time shall be delivered to Parent or the Surviving Corporation, upon demand by Parent. Any holders of Company Shares (other than Cancelled Shares) who have not theretofore complied with this Article II shall thereafter be entitled to look only to Parent and the Surviving Corporation for payment and delivery of the Merger Consideration pursuant to Section 2.01(a), any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h) upon surrender of their Certificates or exchange of their Book-Entry Shares in accordance with the provisions set forth in Section 2.03(b), and Parent and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Law) payment of their claims for the Merger Consideration payable upon surrender of their Certificates or exchange of their Book-Entry Shares. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or other similar Law.

(d) Investment of the Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds which are invested in instruments that consist of U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations or having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity that could prevent or delay payments to be made pursuant to this Agreement. Subject to Section 2.03(c), to the extent that there are losses with respect to such investment of the cash portion of the Exchange Fund, or the cash portion of the Exchange Fund diminishes for other reasons, such that the amount of cash in the Exchange Fund is below the level required to make prompt cash payment of any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h), Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all applicable times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount of the payments described in the immediately preceding sentence will be promptly returned to Parent or the Surviving Corporation, as requested by Parent. The Exchange Fund shall not be used for any purpose other than as contemplated by Section 2.03(a) and this Section 2.03(d).

(e) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, acceptable evidence of a Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, (i) in the case of Certificates, the holder of such Certificate shall be given a copy of the transmittal materials and instructions referred to in Section 2.03(b)(i) and instructed to comply with the instructions thereto in order to receive the Merger Consideration pursuant to Section 2.01(a) and (ii) in the case of Book-Entry Shares, such Book-Entry Share shall be cancelled and exchanged as contemplated by this Article II.

(f) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Parent, the posting by such Person of a bond in a reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay and deliver in exchange for such Certificate the Merger Consideration pursuant to Section 2.01(a), any dividends or other distributions payable pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h).

(g) Dividends.

(i) Certificates. No dividends or other distributions declared or made with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any Certificate with respect to the Parent Shares that such holder would be entitled to receive upon surrender of such Certificate, until such holder shall surrender such Certificate in accordance with Section 2.03(b)(ii). Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of Parent Shares issued in exchange therefor, without interest, (A) promptly after the time of such surrender, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Shares.

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of Parent Shares issued in exchange for Book-Entry Shares in accordance with Section 2.03(b)(iii), without interest,

(A) promptly upon receipt by the Exchange Agent of an “agent’s message” (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date prior to such receipt payable with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date subsequent to such receipt payable with respect to such Parent Shares.

(h) Fractional Shares. No certificates or scrip representing fractional Parent Shares shall be issued upon the conversion of the Company Shares into the Merger Consideration pursuant to Section 2.01(a), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Shares. For purposes of this Section 2.03(h), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to four (4) decimal places. In lieu of any such fractional Parent Shares, each holder of Company Shares who would otherwise be entitled to such fractional Parent Shares shall be entitled to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of such fractional Parent Share and (ii) the Average Price.

SECTION 2.04. Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Performance Share Awards and Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law, taking into account any applicable exemption under such Law. To the extent that amounts are so withheld by Parent or the Surviving Corporation, as the case may be, such withheld amounts (a) shall be promptly remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Company Performance Share Awards and Company RSUs (as applicable) in respect of which such deduction and withholding were made by the Surviving Corporation or Parent, as the case may be.

SECTION 2.05. No Dissenters’ Rights. In accordance with Section 33-13-102(B) of the SCBCA, no holder of Company Shares shall be entitled to exercise dissenters’ rights, appraisal rights or other similar rights in connection with the Merger and the other transactions contemplated by this Agreement.

SECTION 2.06. Adjustments . In the event of any change to the Company Shares or Parent Shares (or securities convertible thereto or exchangeable or exercisable therefor) issued and outstanding in the period between the date of this Agreement and the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, exchange or readjustment of shares, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration and any other payments to be made pursuant to this Article II shall be equitably adjusted, without duplication, to provide the holders of Company Shares, Company Performance Share Awards, Company RSUs and Company Deferred Units the same economic effect contemplated by this Agreement prior to such change; provided, however, that nothing in this Section 2.06 shall be construed to permit the Company, Parent, any of their respective Subsidiaries or any other Person to take any action that is otherwise prohibited by the terms of this Agreement; and provided, further, that any adjustment pursuant to this Section 2.06 to any Company Performance Share Awards, Company RSUs and Company Deferred Units shall be done in all respects in accordance with Section 409A of the Code, if applicable, and the terms of the applicable Company Equity Award Plan.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company. Except (x) as disclosed in the SEC Reports of the Company or South Carolina Electric & Gas Company (each, a “Reporting Company”) filed with or furnished to the SEC since January 1, 2016 and publicly available at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent such disclosures are forward-looking statements or are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosed with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is a corporation duly incorporated and validly existing under the Laws of the State of South Carolina and has all requisite corporate power and authority to carry on its business as currently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Law of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as currently conducted, and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a true and complete copy of the Restated Articles of Incorporation of the Company and any amendments thereto (collectively, the “Company Articles of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws” and together with the Company Articles of Incorporation, the “Company Organizational Documents”).

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter sets forth a list of all Subsidiaries of the Company. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights, and are wholly-owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, licenses, purchase options, call options, rights of first offer and rights of first refusal, easements, rights-of-way, security interests and other use agreements, covenants and encroachments of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions) (collectively, “Liens”), other than transfer restrictions contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such Subsidiary. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any Person. The Company has made available to Parent true and complete copies of the articles of incorporation, bylaws and limited liability company agreements (or equivalent constituent documents) of each Subsidiary of the Company as in effect on the date of this Agreement.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 200,000,000 Company Shares. The Company is not authorized to issue any preferred stock. At the close of business on December 29, 2017, there were (A)(1)142,916,916.594 Company Shares issued and outstanding and (2) 269,647.326 Company Shares held by the Company in its treasury, (B) 454,325 Company Shares underlying the outstanding Company Performance Share Awards (assuming target level performance), (C) 215,200 Company Shares underlying the outstanding Company RSUs (assuming achievement of required performance measure(s))

and (D) 269,647.326 Company Shares underlying ledgers pursuant to the Director Compensation and Deferral Plan. Except as set forth in the immediately preceding sentence, at the close of business on December 29, 2017, no shares of capital stock or other voting securities of the Company were issued or outstanding or subject to outstanding awards under the Company Equity Award Plans. Since December 29, 2017 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company other than pursuant to the exercise or vesting of equity awards under the Company Equity Award Plans, in each case, outstanding as of December 29, 2017 and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Shares. All outstanding Company Shares are, and all such Company Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No Subsidiary of the Company owns any Company Shares or other shares of capital stock of the Company. There are no bonds, debentures, notes or other Indebtedness of the Company or of any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth in Section 3.01(c)(i), as of December 29, 2017, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (A) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (B) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking to declare or pay any dividend or distribution or (C) that give any Person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Shares or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interest of the Company or any of its Subsidiaries, other than pursuant to the Company Equity Award Plans. There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which the Company or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interests of the Company, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interests.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement, subject, in the case of the Merger only, to receipt of the Company Requisite Vote. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Requisite Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company Board has duly and validly adopted resolutions (A) determining that it is in the best interests of the Company and the shareholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (B) adopting this Agreement and approving the transactions contemplated by this Agreement, including the Merger, (C) directing that the approval of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (D) recommending that the shareholders of the Company approve this Agreement (the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Company Organizational Documents or the comparable organizational documents of any of the Company’s Subsidiaries or (B) subject to the filings and other matters referred to in Section 3.01(d)(iii), (1) any Contract, or (2) any Law, in each case, applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of the foregoing clause (B), any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) No Consent of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except for (A) the Regulatory Conditions and any other Consents of or under, and compliance with any other applicable requirements of, (1) the HSR Act, (2) the Federal Energy Regulatory Commission (the “FERC”), (3) the U.S. Nuclear Regulatory Commission (the “NRC”), (4) the Federal Communications Commission (the “FCC”), (5) the North Carolina Utilities Commission (the “NCUC”), and (6) the Georgia Public Service Commission (the “GPSC”) (the items set forth in this clause (A), collectively, the “Company Regulatory Clearances”), (B) the filing with the SEC of such reports and other documents (including the filing of the Proxy Statement/Prospectus) under, and compliance with all other applicable requirements of, the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder and any applicable state securities, takeover and “blue sky” Laws, (C) the filing of the Articles of Merger with the Secretary of State of the State of South Carolina, (D) any filings under, and compliance with all other applicable requirements of, the rules and regulations of the NYSE and (E) such other Consents, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the consummation of the Merger or any of the other material transactions contemplated by this Agreement.

(e) Applicable Company SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) The Reporting Companies have filed or furnished, as applicable, all SEC Reports such companies were required or otherwise obligated to file with or furnish to the SEC since June 30, 2016 (such SEC Reports, the “Applicable Company SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Applicable Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Applicable Company SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Applicable Company SEC Reports has been amended or superseded by a later Applicable Company SEC Report.

(ii) As of their respective dates, the audited and unaudited financial statements (consolidated, as applicable, and including any related notes thereto) of each of the Reporting Companies and their Subsidiaries, as applicable, included in the Applicable Company SEC Reports have been prepared in all material respects (except, as applicable, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of each Reporting Company and its Subsidiaries, as applicable, as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (taking into account the notes thereto) and subject, in the case of unaudited financial statements, to normal year-end adjustments.

(iii) Each Reporting Company maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act and such disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed by such Reporting Company in the SEC Reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such Reporting Company’s SEC Reports and other public disclosure documents. Each Reporting Company maintains internal control over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act and such internal control is effective in all material respects in providing reasonable assurance regarding the reliability of such Reporting Company’s financial reporting and such Reporting Company’s preparation of financial statements for external purposes in accordance with GAAP. Each Reporting Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to such Reporting Company’s outside auditors and the audit committee of such Reporting Company’s board of directors, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect such Reporting Company’s ability to record, process, summarize and report financial information and (B) to the Knowledge of the Company, any fraud that involves management or other employees of such Reporting Company who have a significant role in such Reporting Company’s internal control over financial reporting.

(iv) There are no liabilities or obligations of any Reporting Company or any Subsidiary of any Reporting Company of a nature that would be required under GAAP to be reflected or reserved on a balance sheet (consolidated, as applicable) of such Reporting Company, other than (A) liabilities or obligations reflected or reserved against in such Reporting Company’s most recent balance sheet (including the notes thereto) included in the Applicable Company SEC Reports filed prior to the date hereof, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2017, (C) liabilities or obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Absence of Certain Changes or Events.

(i) Since January 1, 2017, there have not been any changes, developments, circumstances, effects, events or occurrences (changes, developments, circumstances, effects, events and occurrences being collectively referred to as “Changes”) that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2017, except as contemplated or required by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(g) Litigation. There is no (i) material suit, action, arbitration, mediation or legal, arbitral, administrative or other proceeding (a “Proceeding”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, pending or threatened material investigation or inquiry by a Governmental Entity of the Company or any of its Subsidiaries and (iii) Order, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed against the Company or any of its Subsidiaries.

(h) Contracts. Except for this Agreement and the Contracts set forth in Section 3.01(h) of the Company Disclosure Letter and Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Company Material Contract. Each Company Material Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act has been so filed. Each of the Company Material Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company as of the date hereof, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company as of the date hereof, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Compliance with Law; Permits. Since January 1, 2016, the Company and each of its Subsidiaries have been in compliance with and have not been in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in possession of all franchises, grants, permits, easements, variances, exceptions, Consents, certificates, permissions, qualifications and registrations and Orders of all Governmental Entities (collectively, “Permits”), and have filed all tariffs, reports, notices, and other documents with all Governmental Entities, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as currently conducted, except where the failure to possess any of such Permits or make any such filings has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Knowledge of the Company, threatened administrative or judicial Proceedings that would reasonably be expected to result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, the Company and each of its Subsidiaries have been in compliance with the terms and requirements of such Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Labor and Employment Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, works council or similar organization. To the Knowledge of the Company, as of the date hereof, (A) there are no union or other labor organizing activities occurring concerning any employees of the Company or any of its Subsidiaries and (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or threatened in writing against the Company or any of its Subsidiaries, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, the Company and its Subsidiaries have not engaged in any action that required any notifications under the Workers Adjustment and Retraining Notification (WARN) Act of 1989, as amended, except as has not had and would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(ii) The Company and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, payroll, worker classification, wages and hours, occupational safety and health and employment practices, other than instances of non-compliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) The list that has been provided by the Company to Parent prior to the date of this Agreement of each employee of the Company and its Subsidiaries setting forth (as applicable) each employee’s annual base salary or base wage rate, target annual cash bonus, target long term incentive and other employee data is complete and accurate in all material respects as of the date of this Agreement.

(k) Employee Benefit Matters.

(i) Section 3.01(k)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. The Company has made available to Parent correct and complete copies of, to the extent applicable: (A) the current plan document for each material Company Benefit Plan, (B) the most recent annual report on Form 5500 required to be filed with the Department of Labor with respect to each material Company Benefit Plan, (C) the most recent summary plan description for each material Company Benefit Plan, (D) the most recent actuarial reports and financial statements for each material Company Benefit Plan, (E) each trust agreement relating to any material Company Benefit Plan, and (F) the most recent determination or opinion letter, as applicable, for each Qualified Plan.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Law, (B) all contributions or other amounts payable by the Company or any Commonly Controlled Entity with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) is the subject of a favorable determination or opinion letter issued by the Internal Revenue Service, and, to the Knowledge of the Company, no condition exists that would reasonably be expected to result in the loss of any such Qualified Plan’s qualified status and (D) to the Knowledge of the Company, there has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty under Section 404 of ERISA with respect to any Company Benefit Plan.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (A) no Proceedings (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened relating to or otherwise in connection with any Company Benefit Plan or the assets thereof and (B) to the Knowledge of the Company, there are no pending or threatened administrative investigations, audits or other administrative Proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity relating to any Company Benefit Plan.

(iv) None of the Company or any Commonly Controlled Entity has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any employee benefit plan (within the meaning of Section 3(3) of ERISA) that is (and no Company

Benefit Plan is) subject to Section 302 or Title IV of ERISA or Sections 412 or 4971 of the Code, or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). With respect to any plan set forth in Section 3.01(k)(iv) of the Company Disclosure Letter, the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted Proceedings to terminate any such plan (and, to the Knowledge of the Company, no condition exists that would reasonably be expected to result in such Proceedings being instituted) and the Company and its Commonly Controlled Entities do not have any material liability to the PBGC with respect to such plan other than premium payments required by ERISA. Neither the Company nor any Commonly Controlled Entity has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, nor has any liability under, any multiemployer plan (as defined in Section 3(37) of ERISA).

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for such liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. With respect to any plan set forth in Section 3.01(k)(v) of the Company Disclosure Letter, to the Knowledge of the Company, the Company has the right to amend or terminate such plan in its discretion without the consent of any participant.

(vi) None of the execution and delivery of this Agreement, obtaining the Company Requisite Vote or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any material breach or violation of, or material default under, or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or (E) result in payments to any “disqualified individual” (as defined for purposes of Section 280G(c) of the Code) which would not be deductible under Section 280G of the Code.

(l) Taxes.

(i) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects.

(ii) All material Taxes of the Company and its Subsidiaries that are required to be paid or discharged, other than Taxes being contested in good faith by appropriate proceedings, have been timely paid and discharged.

(iii) No material deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the SEC Reports filed or furnished by the applicable Reporting Company to the SEC.

(iv) There are no material Tax Liens, other than Permitted Liens, on any asset of the Company or any of its Subsidiaries.

(v) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any material Tax.

(vi) As of the date hereof, no audit or other examination or Proceeding of, or with respect to, any material Tax Return or material amount of Taxes of the Company or any of its Subsidiaries is pending and, between January 1, 2016 and the date hereof, no written notice thereof has been received by the Company or any of its Subsidiaries.

(vii) None of the Company or any of its Subsidiaries (A) is a party to any material Tax allocation, Tax sharing, or Tax indemnity agreement (other than commercial Contracts the primary purpose of which is not Taxes) or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each case, the Company or any of its Subsidiaries is, after the date hereof or after the Closing (as the case may be), liable for any material amount of Taxes of another Person (other than the Company or any of its Subsidiaries).

(viii) There are no material closing agreements, private letter rulings, technical advice memoranda or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries which are still in effect as of the date of this Agreement.

(ix) Neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period.

(x) Each of the Company and its Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate Governmental Entity (or each is properly holding for such timely payment) all material amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(xi) To the Knowledge of the Company, the Company and its Subsidiaries have complied with the normalization rules described in Section 168(i)(9) of the Code and any other applicable provisions of the Code or the Treasury Regulations thereunder with respect to any “public utility property” (as defined in Section 168(i)(10) of the Code).

(xii) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since January 1, 2016 has been, in compliance with all applicable Environmental Law and, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Permits required under applicable Environmental Law to conduct its business as currently conducted, and all such Permits are valid and in good standing and neither the Company nor any of its Subsidiaries has received notice from any Governmental Entity seeking to modify, revoke or terminate any such Environmental Permits, (iii) there are no Proceedings pursuant to any Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) there have been no releases of Hazardous Materials at or on any property owned, leased or operated by the Company or any of its Subsidiaries, in each case, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or responsive action by the Company or any of its Subsidiaries and (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, Orders, settlements or compliance agreements that impose any current or future obligations on the Company and its Subsidiaries under Environmental Law.

(n) Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as the Company believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of the Company, no notice of cancellation has been given with respect to any such policy.

(o) Real Property.

(i) Subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles, each Contract under which the Company or any Subsidiary thereof is the tenant, subtenant or occupant (each, a “Company Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”) is valid and binding on the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no uncured default of any material provision of any Company Real Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company or one of its Subsidiaries has good and valid title to all material real property currently owned by the Company or any of its Subsidiaries (collectively, “Company Owned Real Property”) free and clear of all Liens (other than Permitted Liens), except where absence of good and valid title or any such Lien has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, permits and licenses with respect to any real property (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Applicable Company SEC Report, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines and electric transmission assets owned or operated by the Company and its Subsidiaries are subject to Rights-of-Way, there are no encroachments or encumbrances or other Rights-of-Way that affect the use thereof and there are no gaps in the Rights-of-Way that are material for such pipelines or electric transmission assets, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) Each of the Company and its Subsidiaries have sufficient rights with respect to their Company Leased Real Property and Company Owned Real Property and under their Rights-of-Way to conduct its business as currently conducted, except where a failure to have such rights would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(p) Intellectual Property, Privacy, and Information Technology.

(i) The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not infringe upon or misappropriate any Intellectual Property of any other Person as of the date of this Agreement, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets owned by the Company and its Subsidiaries, except where the failure to take reasonable precautions has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) to the Knowledge of the Company, the Company has not suffered any security breach of its IT Systems that has caused any loss of data, disruption or damage to the Company’s operations, (B) the Company has not experienced any security breaches of personal data or IT Systems that required or would require law enforcement or Governmental Entity notification or any remedial action under applicable Law or any Data Privacy Legal Requirement, (C) to the Knowledge of the Company, since January 1, 2016, there has been no unauthorized access to, or other misuse of, personal data or IT Systems and (D) there are no pending or expected complaints, claims, actions, fines, or other penalties facing the Company in connection with any of the foregoing.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has security, back-ups, disaster recovery arrangements, and administrative, physical, and technical safeguards in place that are reasonably appropriate for a company in the business in which the Company is engaged and the Company has implemented security patches or upgrades that are reasonably available for the IT Systems where such patches or upgrades are reasonably required to maintain the security of such IT Systems.

(q) Regulatory Matters.

(i) All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries since January 1, 2016 with the FERC, the Department of Energy (the “DOE”), the NRC, the FCC, the North American Electric Reliability Corporation (the “NERC”), the SCPSC, the SCORS, the NCUC, the GPSC, the United States Pipeline Hazardous Materials Safety Administration (the “PHMSA”) and the United States Department of Transportation (the “DOT”), as the case may be, have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2016, none of the Company or any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, any other communication from the FERC, the DOE, the NRC, the FCC, the NERC, the SCPSC, the SCORS, the NCUC, the GPSC, the PHMSA or the DOT regarding any actual or possible material violation of, or material failure to comply with, any Law.

(iii) To the Knowledge of the Company, except as has not had and would not reasonably be expected to have a material impact on the Company and its Subsidiaries, the operations of the Virgil C. Summer Nuclear Station in Jenkinsville, South Carolina (the “Summer Station”), including the operation of the NND Project and the construction, and cessation of the construction, of such project, are and have been conducted in compliance with applicable health, safety, regulatory and other requirements under applicable Laws.

(iv) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the financial assurance for decommissioning relating to the Summer Station provided to comply with NRC’s requirements in 10 CFR 50.75 and 72.30 consists of one or more trusts that are validly existing and in good standing under the Laws of their respective jurisdictions of formation with all requisite authority to conduct their affairs as currently conducted.

(r) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(n), the affirmative vote of holders of at least two-thirds of the outstanding Company Shares entitled to vote thereon at the Shareholders Meeting or any adjournment or postponement thereof to approve this

Agreement (the “Company Requisite Vote”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to approve this Agreement and approve and consummate the Merger and the other transactions contemplated by this Agreement.

(s) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

(t) Opinions of Financial Advisors. The Company Board has received the oral opinions of Morgan Stanley & Co. LLC and RBC Capital Markets, LLC to the effect that, as of the date of such opinions and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Shares (other than Cancelled Shares). Signed, true and complete written copies of such opinions will be made available to Parent, which Parent and Merger Sub acknowledge and agree (i) are being provided to Parent for informational purposes only and (ii) may not be relied upon by Parent or Merger Sub.

(u) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(n), the Company Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Company Articles of Incorporation and the Company Bylaws. Assuming the accuracy of the representations and warranties set forth in Section 3.02(n), as of the date of this Agreement, no “fair price”, “business combination”, “moratorium”, “control share acquisition” or other state takeover Law or similar Law (collectively, “Takeover Statutes”) enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

(v) Information Supplied. None of the information supplied by the Company specifically for inclusion or incorporation by reference in the registration statement on Form S-4 in connection with the issuance by Parent of the aggregate Merger Consideration (the “Form S-4”) or the Proxy Statement/Prospectus, at (i) the time the Form S-4 is declared effective, (ii) the date the Proxy Statement/Prospectus is first published or mailed to the holders of Company Shares or (iii) the time of the Shareholders Meeting (except, with respect to the foregoing clauses (i) through (iii), to the extent that any such information is amended or superseded by any subsequent SEC Reports of Parent or the Company), will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 3.02. Representations and Warranties of Parent and Merger Sub. Except (x) as disclosed in the SEC Reports of Parent or its wholly-owned Subsidiaries filed with or furnished to the SEC since January 1, 2016 and publicly available at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent such disclosures are forward-looking statements or are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Parent Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosed with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the Commonwealth of Virginia, in the case of Parent, and the Laws of the State of South Carolina, in the case of Merger Sub, and has all requisite corporate power and authority to carry on its business as currently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Law of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as currently conducted, and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company a true and complete copy of the organizational documents of Parent (the “Parent Organizational Documents”), and the comparable organizational documents of Merger Sub, in each case as amended and in effect as of the date of this Agreement.

(b) Subsidiaries. All of the outstanding shares of capital stock of, or other equity interests in, each wholly-owned Subsidiary of Parent have, in all cases, been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights, and are wholly-owned, directly or indirectly, by Parent free and clear of all Liens, other than transfer restrictions contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such wholly-owned Subsidiary.

(c) Capital Structure.

(i) The authorized capital stock of Parent consists of 1,000,000,000 Parent Shares and 20,000,000 shares of preferred stock (such preferred stock, the “Parent Preferred Stock”). At the close of business on December 29, 2017, there were (A) 644,571,202 Parent Shares issued and outstanding and (B) no shares of Parent Preferred Stock issued or outstanding. Except as set forth in the immediately preceding sentence, at the close of business on December 29, 2017, no shares of capital stock or other voting securities of Parent were issued or outstanding. Since December 29, 2017 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of Parent other than pursuant to the exercise or vesting of equity awards under any Parent equity award plans or pursuant to Parent’s dividend reinvestment and direct stock purchase plan, in each case, outstanding as of December 29, 2017 and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Shares. All outstanding Parent Shares are, and all such Parent Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No Subsidiary of Parent (it being understood and agreed that, for purposes of this Section 3.02(c)(ii), Subsidiaries of Parent shall not include (x) any benefit plan maintained by Parent or any of its Subsidiaries or (y) any nuclear decommissioning trusts maintained by Parent or any of its Subsidiaries) owns any Parent Shares or other shares of capital stock of Parent. There are no bonds, debentures, notes or other Indebtedness of Parent or of any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Shares may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth in Section 3.02(c)(i), as of December 29, 2017, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (A) obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, Parent or any of its wholly-owned Subsidiaries or any Voting Parent Debt, (B) obligating Parent or any of its wholly-owned Subsidiaries to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking to declare or pay any dividend or distribution or (C) that give any Person the right to subscribe for or acquire any securities of Parent or any of its wholly-owned Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Parent Shares or otherwise based on the performance or value of shares of capital stock of Parent or any of its wholly-owned Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of Parent or any of its wholly-owned Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interest, other than pursuant to any Parent equity award plans. There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which Parent or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interests of Parent, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interests.

(d) Authority; Noncontravention.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement, subject, in the case of the Merger, to the delivery by Parent of the written consent, as sole shareholder of Merger Sub, referenced in Section 5.11. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, subject, in the case of the Merger, to the delivery by Parent of the written consent, as sole shareholder of Merger Sub, referenced in Section 5.11. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The board of directors of Parent has duly and validly adopted resolutions approving this Agreement and the transactions contemplated by this Agreement, including the Merger, and the board of directors of Merger Sub has duly and validly adopted resolutions (A) determining that it is in the best interests of Merger Sub and its sole shareholder that Merger Sub enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (B) adopting this Agreement and approving the transactions contemplated by this Agreement, including the Merger and (C) recommending that the sole shareholder of Merger Sub approve this Agreement, which resolutions of Parent and Merger Sub, in each case, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub or any of their respective Subsidiaries under, any provision of (A) the Parent Organizational Documents or the comparable organizational documents of any of Parent’s Subsidiaries, including Merger Sub or (B) subject to the filings and other matters referred to in Section 3.02(d)(iii), (1) any Contract or (2) any Law, in each case, applicable to Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of foregoing clause (B), any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) No Consent of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and

Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for (A) the Regulatory Conditions and any other Consents of or under, and compliance with any other applicable requirements of, (1) the HSR Act, (2) the FERC, (3) the NRC, (4) the FCC, (5) the NCUC, and (6) the GPSC (the items set forth in this clause (A), collectively, the “Parent Regulatory Clearances” and together with the Company Regulatory Clearances, the “Regulatory Clearances”), (B) the filing with the SEC of such reports and other documents (including the filing of the Form S-4) under, and compliance with all other applicable requirements of, the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder and any applicable state securities, takeover and “blue sky” Laws, (C) the filing of the Articles of Merger with the Secretary of State of the State of South Carolina, (D) any filings under, and compliance with all other applicable requirements of, the rules and regulations of the NYSE and (E) such other Consents, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the consummation of the Merger or any of the other material transactions contemplated by this Agreement.

(e) Applicable Parent SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) Parent and its Subsidiaries have filed or furnished, as applicable, all SEC Reports such companies were required or otherwise obligated to file with or furnish to the SEC since June 30, 2016 (such SEC Reports, the “Applicable Parent SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Applicable Parent SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Applicable Parent SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Applicable Parent SEC Reports has been amended or superseded by a later Applicable Parent SEC Report.

(ii) As of their respective dates, the audited and unaudited financial statements (consolidated, as applicable, and including any related notes thereto) of each of Parent and its Subsidiaries, as applicable, included in the Applicable Parent SEC Reports have been prepared in all material respects (except, as applicable, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries, as applicable, as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (taking into account the notes thereto) and subject, in the case of unaudited financial statements, to normal year-end adjustments.

(iii) Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act and such disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed by Parent in the SEC Reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s SEC Reports and other public disclosure documents. Parent maintains internal control over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act and such internal control is effective in all material respects in providing reasonable assurance regarding the reliability of Parent’s financial reporting and Parent’s preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of

Parent’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) to the Knowledge of Parent, any fraud that involves management or other employees of Parent who have a significant role in Parent’s internal control over financial reporting.

(iv) There are no liabilities or obligations of Parent or any of its Subsidiaries of a nature that would be required under GAAP to be reflected or reserved on a financial statement (consolidated, as applicable) of Parent, other than (A) liabilities or obligations reflected or reserved against in such entity’s most recent balance sheet (including the notes thereto) included in the Applicable Parent SEC Reports filed prior to the date hereof, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2017, (C) liabilities or obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Absence of Certain Changes or Events.

(i) Since January 1, 2017, there have not been any Changes that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Since January 1, 2017, except as contemplated or required by this Agreement, Parent and its wholly-owned Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(g) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (i) Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, (ii) to the Knowledge of Parent, pending or threatened material investigation or inquiry by a Governmental Entity of Parent or any of its Subsidiaries and (iii) Order, decree or writ of any Governmental Entity outstanding or, to the Knowledge of Parent, threatened to be imposed against Parent or any of its Subsidiaries.

(h) Compliance with Law. Since January 1, 2016, Parent and each of its Subsidiaries have been in compliance with and have not been in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2016, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) Taxes.

(i) All material Tax Returns required to be filed by or with respect to Parent or any of its wholly-owned Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects.

(ii) All material Taxes of Parent and its wholly-owned Subsidiaries that are required to be paid or discharged, other than Taxes being contested in good faith by appropriate proceedings, have been timely paid and discharged.

(iii) There are no material Tax Liens, other than Permitted Liens, on any asset of Parent or any of its wholly-owned Subsidiaries.

(iv) Neither Parent nor any of its wholly-owned Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any material Tax.

(v) As of the date hereof, no audit or other examination or Proceeding of, or with respect to, any material Tax Return or material amount of Taxes of Parent or any of its wholly-owned Subsidiaries is pending and, between January 1, 2016 and the date hereof, no written notice thereof has been received by Parent or any of its wholly-owned Subsidiaries.

(vi) None of Parent or any of its wholly-owned Subsidiaries (A) is a party to any material Tax allocation, Tax sharing, Tax indemnity or similar agreement or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each case, Parent or any of its wholly-owned Subsidiaries is, after the date hereof or after the Closing (as the case may be), liable for any material amount of Taxes of another Person (other than Parent or any of its wholly-owned Subsidiaries).

(vii) There are no material closing agreements, private letter rulings, technical advice memoranda or rulings that have been entered into or issued by any Tax authority with respect to Parent or any of its wholly-owned Subsidiaries which are still in effect as of the date of this Agreement.

(viii) Neither Parent nor any of its wholly-owned Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period.

(ix) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(j) Regulatory Matters.

(i) All filings (other than immaterial filings) required to be made by Parent or any of its Subsidiaries since January 1, 2016 with the FERC, the DOE, the NRC, and the NERC, as the case may be, have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Since January 1, 2016, none of Parent or any of its wholly-owned Subsidiaries has received any written notice or, to Parent’s Knowledge, any other communication from the FERC, the DOE, the NRC or the NERC regarding any actual or possible material violation of, or material failure to comply with, any Law.

(k) No Vote Required. Other than the approval of this Agreement by the sole shareholder of Merger Sub referenced in Section 5.11, no vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates is necessary for Parent and Merger Sub to approve this Agreement and approve and consummate the Merger and the other transactions contemplated by this Agreement.

(l) Brokers and Other Advisors. Except for fees or commissions to be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

(m) Ownership and Operation of Merger Sub. The authorized capital stock of Merger Sub consists solely of one thousand (1,000) shares of common stock, without par value, one hundred (100) of which are validly issued and outstanding as of the date hereof. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than those incident to its formation and its entry into this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

(n) Ownership of Shares. None of Parent, Merger Sub or any of their Subsidiaries (it being understood and agreed that, for purposes of this Section 3.02(n), Subsidiaries of Parent and Merger Sub shall not include (x) any benefit plan maintained by Parent or any of its Subsidiaries or (y) any nuclear decommissioning trusts maintained by Parent or any of its Subsidiaries) is, directly or indirectly, a “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act) of any (i) Company Shares, (ii) securities that are convertible into or exchangeable or exercisable for Company Shares, or (iii) any rights to acquire or vote any Company Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, Merger Sub, or any of their respective Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Company Shares or a value determined in whole or part with reference to, or derived in whole or part from, the value of the Company Shares, in any case without regard to whether (A) such derivative conveys any voting rights in such securities to such Person, (B) such derivative is required to be, or capable of being, settled through delivery of securities or (C) such Person may have entered into other transactions that hedge the economic effect of such derivative, other than any Company Shares or securities, rights, options, warrants, agreements and derivatives with respect to any Company Shares in an amount equal to, in the aggregate, less than five percent (5%) of the total number of issued and outstanding Company Shares.

(o) Information Supplied. None of the information supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus, at (i) the time the Form S-4 is declared effective, (ii) the date the Proxy Statement/Prospectus is first published or mailed to the holders of Company Shares or (iii) the time of the Shareholders Meeting (except, with respect to the foregoing clauses (i) through (iii), to the extent that any such information is amended or superseded by any subsequent SEC Reports of Parent or the Company), will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(p) Financial Ability. Parent has, and at the Closing Parent will have, sufficient immediately available funds and the financial ability to pay all amounts payable to holders of Company Performance Share Awards and Company RSUs pursuant to Section 2.02 and any repayment or refinancing of then outstanding Indebtedness of the Company or any of its Subsidiaries, which repayment or refinancing is required as a result of the Merger, as set forth in Section 3.02(p) of the Company Disclosure Letter, after taking into account any consents or waivers obtained from any holder of such Indebtedness prior to the Effective Time.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01. Conduct of Business Pending the Merger.

(a) Conduct of Business by the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as otherwise expressly contemplated by this Agreement, set forth in Section 4.01(a) of the Company Disclosure Letter, required by applicable Law, required by a Governmental Entity or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain adequate and comparable insurance coverage, and preserve its relationships with its employees, counterparties, customers and suppliers and Governmental Entities with jurisdiction over the Company or any of its Subsidiaries and (y) without limiting the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) regular quarterly cash dividends payable by the Company in respect of Company Shares not in excess of the amount set forth in Section 4.01(a)(i) of the Company Disclosure Letter and (B) dividends or distributions by a Subsidiary of the Company to the Company or to any wholly-owned Subsidiary of the Company;

(ii) split, combine or reclassify any of its capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other ownership interests or voting securities, other than transactions solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(iii) purchase, redeem or otherwise acquire any of its or its Subsidiaries’ shares of capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or any rights, warrants or options to acquire any such shares of capital stock, interests or securities, other than (A) the withholding of Company Shares to satisfy Tax obligations or the exercise price with respect to awards granted pursuant to the Company Equity Award Plans or settlement of awards granted pursuant to the Company Equity Award Plans and (B) the acquisition by the Company of awards granted pursuant to the Company Equity Award Plans in connection with the forfeiture or settlement of such awards or rights, in each case, that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien, any shares of its capital stock, other ownership interests or voting securities (other than the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock, interests or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than upon the exercise, vesting or settlement of awards granted pursuant to the Company Equity Award Plans that are outstanding as of the date hereof or granted after the date hereof in accordance with this Agreement, in each case, exercised, vested or settled in accordance with their terms;

(v) amend (A) any of the Company Organizational Documents or (B) the comparable organizational documents of any Subsidiary of the Company, other than, in the case of this clause (B), amendments that effect solely ministerial changes to such documents;

(vi) acquire (whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise) any corporation, partnership or other business organization or division thereof or any material assets or interests in any Person with a value in excess of $50 million in the aggregate, other than transactions solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(vii) sell, license, lease, transfer, assign, divest, cancel, encumber, abandon or otherwise dispose of any of its properties, rights or assets which (A) are material to the Company and its Subsidiaries, taken as a whole, or (B) have a value in excess of $25 million, other than (1) sales, transfers and dispositions of obsolete, non-operating or worthless assets or properties and (2) sales, leases, transfers or other dispositions made in connection with (x) any immaterial transactions in the ordinary course of business consistent with past practice or (y) any transactions solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(viii) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), other than (A) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms, including in regards to maturity) or commercial paper programs in the ordinary course of business, (B) other than as set forth in the foregoing clause (A) and in Section 4.01(a)(viii) of the Company Disclosure Letter, incurring any Indebtedness in the ordinary course of business (including interest rate swaps on customary commercial terms consistent with past practice) not in excess of $200,000,000, (C) other than as set forth in Section 4.01(a)(viii) of the Company Disclosure Letter, redeeming, prepaying, defeasing, cancelling or modifying any Indebtedness in the ordinary course of business (including interest rate swaps on customary commercial terms consistent with past practice) not to exceed $200,000,000, (D) incurring, redeeming, prepaying, defeasing, cancelling or modifying any Indebtedness among the Company or any of its Subsidiaries, (E) incurring any Indebtedness to replace, renew, extend, refinance or refund any existing Indebtedness in the same principal amount of such existing Indebtedness and upon the maturity of such existing Indebtedness and to the extent such existing Indebtedness is Indebtedness of the Company, on terms that can be redeemed or prepaid at any time upon payment of the outstanding principal amount plus accrued interest without any make whole or similar prepayment penalty, and (F) providing guarantees and other credit support by the Company with respect to the obligations of any of its Subsidiaries; provided, however, no such Indebtedness shall contain any term that would accelerate the payment thereof or require its immediate repayment due to the transactions contemplated by this Agreement;

(ix) settle any claim, investigation or Proceeding with a Governmental Entity or third party, in each case, threatened, made or pending against the Company or any of its Subsidiaries, which (A) provides injunctive relief which is material to the Company or any of its Subsidiaries or (B) requires payment in excess of $10 million in the aggregate, other than the settlement of any claims, investigations or Proceedings made in the ordinary course of business or for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the Company’s SEC Reports; provided, however, that neither the Company nor any of its Subsidiaries shall settle any claim, investigation or Proceeding with a Governmental Entity or third party, in each case, threatened, made or pending against the Company or any of its Subsidiaries relating to or arising out of (A) the construction (or cessation of the construction), abandonment or disposal of nuclear power Units 2 and 3 at the Summer Station, (B) the bankruptcy of Westinghouse Electric Company, LLC (including the settlement agreement entered into with Toshiba Corporation and any Contract relating to the proceeds thereof), or (C) any other aspect of the NND Project (collectively, the “NND Project Litigation”) (it being understood and agreed that this proviso shall not apply to (x) the termination of any Contract related to the NND Project so long as such termination results in no additional liability of the Company or any of its Subsidiaries in excess of $5 million in the aggregate or (y) any immaterial amendment of any Contract related to the NND Project) other than as follows: (a) except as set forth in subclause (b) below, neither the Company nor any of its Subsidiaries shall settle any claim, investigation or Proceeding with a third party who is not a Governmental Entity relating to or arising out of the NND Project Litigation without prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (b) the Company or its Subsidiaries may, after prior notice to Parent, settle any mechanic liens related to the cessation of construction of the NND Project including those more specifically described as item 1(y) of Section 3.01(g) of the Company Disclosure Letter (it being understood and agreed that the $10 million limitation referred to in the fourth line of this Section 4.01(a)(ix) shall not apply to such settlement of mechanic’s liens) and

(c) neither the Company nor its Subsidiaries may settle any claim, investigation or Proceeding with a Governmental Entity relating to or arising out of the NND Project Litigation without prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed);

(x) make or agree to make any capital expenditure in any fiscal year, except (A) for capital expenditures made in accordance with the capital expenditures plan set forth in Section 4.01(a)(x) of the Company Disclosure Letter in an amount not to exceed $50 million in excess of the amounts set forth in such capital expenditure plan during any calendar year, (B) for capital expenditures related to operational emergencies, equipment failures or outages or expenditures that the Company reasonably determines are then necessary to maintain the safety and integrity of any asset or property in response to any unanticipated or unforeseen and subsequently discovered events, occurrences or developments, or (C) as required by Law or a Governmental Entity;

(xi) except as required pursuant to the terms of any Company Benefit Plan or other written agreement, in each case, in effect on the date hereof, (A) grant to any director or officer any increase in compensation or pay, or award any bonuses or incentive compensation, including in the case of any Company officer, any changes associated with promotions or other position changes, regardless of whether such promotions or changes were previously announced, (B) grant to any current or former director, officer or employee any increase in severance, retention or termination pay, (C) grant or amend any equity awards, (D) enter into any new, or modify any existing, employment or consulting agreement with any current or former director or officer or enter into any new, or modify any existing, employment or consulting agreement with any individual consultant pursuant to which the annual base salary of such individual under such agreement exceeds $250,000.00 or the term of which exceeds twelve (12) months, (E) establish, adopt, enter into or amend in any material respect any material collective bargaining agreement or material Company Benefit Plan, (F) take any action to accelerate any rights or benefits under any Company Benefit Plan, or (G) hire or promote any new officer (other than any officer whose hiring or promotion has previously been publicly announced, but that has not yet taken effect as of the date hereof); provided, however, that, other than as set forth in subclause (A), the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants, whether cash or equity, but excluding any individual severance arrangements) that have a value that is consistent with its past practice of making compensation and benefits available to newly hired or promoted employees in similar positions and under similar circumstances;

(xii) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by a Governmental Entity or Law (including pursuant to any applicable SEC rule or policy), make any change in accounting methods, principles or practices where such changes would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xiii) (A) make, change or rescind any material Tax election, any Tax accounting period, or adopt or change any material method of Tax accounting, (B) settle or compromise any material Tax liability or consent to any material claim or assessment or obtain any material ruling relating Taxes, (C) file any amended material Tax Return or (D) enter into any material closing agreement relating to Taxes;

(xiv) other than in the ordinary course of business consistent with past practice, materially amend, modify or terminate, or waive any material rights under, or enter into any Contract which if entered into prior to the date of this Agreement would have been deemed, a Company Material Contract;

(xv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely between or among the

Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(xvi) materially change or enter into any IT Systems or cyber-security Contracts that are material to the Company and its Subsidiaries (other than routine maintenance and upgrades to existing IT Systems); or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xvi) of this Section 4.01(a).

(b) Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as otherwise expressly contemplated by this Agreement, set forth in Section 4.01(b) of the Parent Disclosure Letter, required by applicable Law, required by a Governmental Entity or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), (x) Parent shall, and shall cause each of the Parent Significant Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain adequate and comparable insurance coverage and preserve its relationships with its employees, counterparties, customers and suppliers and Governmental Entities with jurisdiction over Parent or any of the Parent Significant Subsidiaries and (y) without limiting the foregoing, Parent shall not:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than regular quarterly cash dividends payable by Parent in respect of Parent Shares;

(ii) split, combine or reclassify any of its capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other ownership interests or voting securities, other than transactions solely between or among Parent and its wholly-owned Subsidiaries;

(iii) purchase, redeem or otherwise acquire any of its or the Parent Significant Subsidiaries’ shares of capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or any rights, warrants or options to acquire any such shares of capital stock, interests or securities, other than (A) the withholding of Parent Shares or any of Parent’s Subsidiaries’ capital stock to satisfy Tax obligations or the exercise price with respect to awards granted pursuant to any of Parent’s equity award plans or (B) purchasing, redeeming or acquiring any of Parent’s equity awards pursuant to any of Parent’s equity award plans;

(iv) except for any Parent Shares issued in an offering for cash at a price no lower than ninety-five percent (95%) of the market price for Parent Shares on the NYSE at the time of such offering, issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien, any shares of its capital stock, other ownership interests or voting securities, or, except for equity units or mandatorily convertible securities issued in an offering for cash with a conversion premium, any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock, interests or securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than upon the exercise, vesting or settlement of awards granted pursuant to any Parent equity award plans or pursuant to Parent’s dividend reinvestment and direct stock purchase plan;

(v) amend (A) any of the Parent Organizational Documents or (B) the comparable organizational documents of any Parent Significant Subsidiary, in each case, in a manner that would materially adversely affect the holders of Company Shares whose Company Shares shall, pursuant to Section 2.01(a), convert in part into Parent Shares at the Effective Time; or

(vi) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (v) of this Section 4.01(b).

(c) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, neither the Company nor Parent shall take or permit any of their respective Subsidiaries to take any action that would reasonably be expected to prevent, or materially impair or delay, the consummation of the Merger or any of the other transactions contemplated by this Agreement.

SECTION 4.02. Acquisition Proposals.

(a) The Company agrees that, except as permitted by this Section 4.02, neither it nor any of its Subsidiaries, or any of their respective directors or officers, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly (i) initiate, solicit or knowingly encourage any Acquisition Proposal or the making of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) furnish or provide any information or data to any Person in connection with any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iv) otherwise knowingly facilitate any effort or attempt with respect to the foregoing. Any violation of the restrictions set forth in this Section 4.02 by any director, officer or investment banker of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.02 by the Company.

(b) The Company agrees that it and its Subsidiaries and their respective directors, officers, and employees, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately (i) cease and cause to be terminated any solicitation, discussions, negotiations or knowing facilitation or encouragement with any Person that may be ongoing with respect to any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) terminate any such Person’s access to any physical or electronic data rooms and (iii) request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Company and its Subsidiaries theretofore furnished thereto by or on behalf of the Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case, to the extent required by, and in accordance with, the terms of the applicable confidentiality agreement between the Company and such Person.

(c) The Company shall promptly (but in any event within forty-eight (48) hours) notify Parent in writing of the receipt of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, indicating (i) the identity of the Person making such Acquisition Proposal and (ii) the material terms and conditions of such Acquisition Proposal and providing Parent with the most current version (if any) of such inquiry, indication of interest, proposal or offer and all related material documentation. With respect to any Acquisition Proposal described in the immediately preceding sentence, the Company shall keep Parent reasonably informed, on a prompt basis (but in any event within forty-eight (48) hours of any such event), of (x) any changes or modifications to the terms of any such Acquisition Proposal and (y) any communications from such Person to the Company or from the Company to such Person with respect to any changes or modifications to the terms of any such Acquisition Proposal. Except as required by applicable Law, the Company shall not terminate, amend, modify, waive or fail to enforce any provision of any standstill or similar obligation with respect to any class of equity securities of the Company or any of its Subsidiaries.

(d) Notwithstanding anything to the contrary contained in Section 4.02(a) or Section 4.02(b), prior to the Company Requisite Vote, in response to an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 4.02, if the Company Board determines in good faith (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company may, subject to providing Parent prior notice, (i) furnish or provide information (including non-public information or data) regarding, and afford access to, the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries, to the Person making such Acquisition Proposal and its Representatives; provided, however, that the Company shall as promptly as is reasonably practicable make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person pursuant to this clause (i) to the extent such information was not previously made available to Parent and (ii) engage in discussions and negotiations with such Person and its Representatives with respect to such Acquisition Proposal; provided, further, that, prior to taking any of the actions set forth in the foregoing clauses (i) or (ii) above, the Person making such Acquisition Proposal has entered into an Acceptable Confidentiality Agreement (it being understood that the negotiation of such Acceptable Confidentiality Agreement shall not be deemed to be a breach of Section 4.02(a) or Section 4.02(b)).

(e) Except as set forth in Section 4.02(f) and Section 4.02(g), the Company shall not, and the Company Board (and each committee thereof) shall not (i) (A) withdraw, change, qualify, withhold or modify, or propose to do any of the foregoing, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (B) adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or sent to the holders of Company Shares, fail to issue a press release that reaffirms the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing or (F) agree or resolve to take any action set forth in the foregoing clauses (A) through (E) (any action set forth in this clause (i), a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Affiliates to enter into any letter of intent, memorandum of understanding, agreement in principle, definitive agreement, or other similar commitment that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”).

(f) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company Board may make a Company Adverse Recommendation Change (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 7.01(c)(i)) if (i) the Company has received a Superior Proposal other than as a result of a breach of this Section 4.02 and the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change in response to the receipt of such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(c)(i) at least four (4) Business Days prior to taking such action to the effect that, absent any modification to the terms and conditions of this Agreement that would cause the Superior Proposal to no longer be a Superior Proposal, the Company Board has resolved to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.01(c)(i), which notice shall specify the basis for such Company Adverse Recommendation Change or termination, shall provide the material terms and conditions of such Superior Proposal and shall attach the most current draft of any Alternative Acquisition Agreement, and any other material documents with respect to the Superior Proposal that (x) include any terms and conditions of the Superior Proposal and (y) were not produced by the Company, any of its Subsidiaries or any of its or their Representatives solely for internal purposes, if applicable (a “Notice of Recommendation Change”) (it being understood that such Notice of Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change and that any change in price or material revision or material amendment to the terms of a Superior Proposal, if applicable, shall require a new notice to which the provisions of clauses (A), (B) and (C) of this Section 4.02(f) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 4.02(f) shall be deemed to be two (2) Business Days), (B)

during such four (4) Business Day period, if requested by Parent, the Company shall make its Representatives reasonably available to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Superior Proposal still constitutes a Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(g) Notwithstanding anything to the contrary in this Agreement, other than in connection with an Acquisition Proposal (which shall be governed by Section 4.02(f)), at any time prior to obtaining the Company Requisite Vote, the Company Board may make a Company Adverse Recommendation Change if (i) an Intervening Event occurs and in response thereto the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change at least four (4) Business Days prior to taking such action to the effect that the Company Board has resolved to effect a Company Adverse Recommendation Change, which notice shall specify the basis therefor and include a reasonably detailed description of the Intervening Event, (B) during such four (4) Business Day period, if requested by Parent, the Company shall make its Representatives reasonably available to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. Each time there is a material change to the facts or circumstances relating to the Intervening Event prior to obtaining the Company Requisite Vote, the Company will be required to deliver to Parent prompt written notice of such material change (which notice shall include a reasonably detailed description of such material change) and the Company will provide Parent with an additional two (2) Business Day period prior to making a Company Adverse Recommendation Change, such period shall begin upon the date of Parent’s receipt of the notice of such material change.

(h) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or any of its Subsidiaries from (i) complying with its disclosure obligations under U.S. federal or state Law, (ii) making any “stop, look or listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) or (iii) making any other disclosure to its shareholders if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Proxy Statement/Prospectus; Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, but in any event within thirty (30) Business Days thereafter, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the proxy statement/prospectus (together with any amendment or supplement thereto, the “Proxy Statement/Prospectus”), as part of the Form S-4, that includes (A) a proxy statement of the Company for use in the solicitation of proxies for the Shareholders Meeting and (B) a prospectus with respect to the issuance of Parent Shares in the Merger and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4. The Company and Parent shall use their respective reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after the Form S-4 is filed, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder and (C) keep the Form S-4 effective for as long as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. As promptly as practicable after the date of this Agreement, each of the Company and Parent will furnish or cause to be furnished to the other party the information relating to itself and its Subsidiaries, and cooperate with the other party, as may reasonably be requested, in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. The Form S-4 and Proxy Statement/Prospectus shall include all information reasonably requested by the parties hereto pursuant to the immediately preceding sentence.

(b) Each party hereto shall promptly notify the other parties of the receipt of any comments of the SEC to the Form S-4 or the Proxy Statement/Prospectus and of any request by the SEC for any amendment or supplement thereto or for additional information in connection therewith. As promptly as practicable after receipt of any such comment or request from the SEC, the party that received such comment or request shall provide the other parties copies of all correspondence between the receiving party and its Representatives, on the one hand, and the SEC, on the other hand, regarding such comments or request. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Form S-4 or the Proxy Statement/Prospectus from the SEC.

(c) Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (i) provide the other party an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall consider such comments in good faith and (ii) promptly provide the other party with a copy of any such document or response.

(d) Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares to be issued in connection with the consummation of the transactions contemplated by this Agreement for offering or sale in any jurisdiction. Each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Parent Shares to be issued in connection with the consummation of the transactions contemplated by this Agreement.

(e) If, prior to the Effective Time, any event occurs with respect to any party hereto or any of its Subsidiaries, or any change occurs with respect to other information supplied by such party for inclusion in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, such party shall promptly notify the other parties hereto of such event, and the Company and Parent shall cooperate (i) in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and (ii) to the extent required by Law, in disseminating the information contained in such amendment or supplement to the holders of Company Shares.

(f) Subject to the fiduciary duties of the Company Board under applicable Law, the Company will take, in accordance with applicable Law and the Company Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of holders of Company Shares (the “Shareholders Meeting”) as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider and vote upon the approval of this Agreement. Subject to Section 4.02, the Company Board shall recommend such approval and shall take all lawful action to solicit and obtain the Company Requisite Vote. Notwithstanding anything to the contrary in this Agreement, the Company may, but shall not be required to, adjourn or postpone the Shareholders Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus (including with respect to an Acquisition Proposal) is provided to the holders of Company Shares a reasonable amount of time in advance of a vote on the approval of this Agreement, (ii) if the Company reasonably believes it is necessary and advisable to do so in order to solicit additional proxies in order to obtain the Company Requisite Vote, (iii) if, as of the time for which the Shareholders Meeting is originally scheduled, there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (iv) as required by applicable Law.

(g) Parent shall use its reasonable best efforts to cause to be delivered to the Company two (2) letters from Parent’s independent accountants, one dated a date within two (2) Business Days before the date on which the Form S-4 shall become effective and one dated a date within two (2) Business Days before the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(h) The Company shall use its reasonable best efforts to cause to be delivered to Parent two (2) letters from the Company’s independent accountants, one dated a date within two (2) Business Days before the date on which the Form S-4 shall become effective and one dated a date within two (2) Business Days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

SECTION 5.02. Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Merger Sub shall (and shall cause its respective Subsidiaries to) cooperate and use its respective reasonable best efforts to (i) promptly make any required submissions and filings under applicable Law or to Governmental Entities with respect to the Merger and the other transactions contemplated by this Agreement, (ii) promptly furnish information requested in connection with such submissions and filings to such Governmental Entities or under such applicable Law, (iii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Entities or under such applicable Law, including with respect to: (A) the occurrence or receipt of any Consent under such applicable Law, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under such applicable Law, and (D) the nature and status of any objections raised or proposed or threatened to be raised under such applicable Law with respect to the Merger or the other transactions contemplated by this Agreement, (iv) obtain all Consents and Permits from any Governmental Entity (including the Regulatory Clearances) or any other Person necessary to consummate the transactions contemplated by this Agreement as soon as practicable, and (v) take or cause to be taken all other actions, and do or cause to be done all other things, reasonably necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable.

(b) In furtherance and not in limitation of the foregoing: each of the Company, Parent and Merger Sub shall (i) (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable following the date of this Agreement (and in any event within fifteen (15) Business Days after the date hereof (unless the parties otherwise agree)), (B) furnish as soon as practicable any additional information and documentary material that may be required or requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.02 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) (A) make or cause to be made the appropriate filings (including notice filings) as soon as practicable (and in any event by the date with respect to each such filing set forth in Section 5.02(b) of the Company Disclosure Letter (unless the parties otherwise agree)) with the FERC, the NRC, the FCC, the SCPSC, the NCUC and the GPSC relating to the transactions contemplated by this Agreement, (B) supply as soon as practicable any additional information and documentary material that may be required or requested by the FERC, the NRC, the FCC, the SCPSC, the SCORS, the NCUC and the GPSC, as applicable, in connection with the Regulatory Clearances and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.02 as necessary to obtain any necessary Consents and Permits from the FERC, the NRC, the FCC, the SCPSC, the NCUC and the GPSC, as applicable, in connection with the Regulatory Clearances as soon as practicable.

(c) In furtherance and not in limitation of the foregoing, as promptly as reasonably practicable following the date of this Agreement, the Company and Parent shall (i) work together in good faith the finalize the terms of the SCPCS Petition and (ii) jointly file the SCPSC Petition. Each of the Company, Parent and Merger Sub shall furnish as soon as practicable any additional information and documentary material that may be required by the SCPSC or any other Government Entity in connection with the SCPSC Petition and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.02 and as set forth in the SCPSC Petition necessary to obtain the SCPSC Petition Approval as soon as practicable.

(d) The Company, Parent and Merger Sub shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other parties of (and if in writing, furnish the other parties with copies of) any communication to such Person from any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity regarding the filings and submissions described in this Section 5.02 and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity regarding such filings and submissions, (ii) keep the other parties reasonably informed of any developments, meetings or discussions with any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity in respect of any filings, submissions, investigations, or inquiries concerning the transactions contemplated by this Agreement and (iii) not independently participate in any meeting or discussion with any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity in respect of any filings, submissions, investigations or inquiries concerning the transactions contemplated by this Agreement without giving the other party or parties hereto prior notice of such meeting or discussions to the extent it is reasonably practical to do so and, unless prohibited by such third party or Governmental Entity or otherwise not reasonably practical, the opportunity to attend or participate; provided, however, that (x) the Company, Parent and Merger Sub shall be permitted to redact any correspondence, filing, submission or communication prior to furnishing it to the other parties to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the transactions contemplated by this Agreement and (y) for the avoidance of doubt, the foregoing clause (iii) shall not prohibit the Company, Parent or Merger Sub from independently participating in meetings and discussions with third parties or Governmental Entities that solely relate to an explanation of the terms of this Agreement, including the conditions set forth in Article VI.

(e) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.02, Parent, Merger Sub and the Company agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment to and obtain all Consents under applicable Laws that may be required by any Governmental Entity (including any Regulatory Clearances and the SCPSC Petition Approval), so as to enable the parties to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) selling, licensing, holding separate or otherwise disposing of assets or businesses of Parent or the Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries (each, a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of the Company or Parent, be conditioned upon consummation of the transactions contemplated by this Agreement.

(f) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.02, in the event that any Proceeding is commenced, threatened or is reasonably foreseeable challenging any of the transactions contemplated by this Agreement and such Proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of such transactions, Parent shall use reasonable best efforts to take or cause to be taken any and all action, including a Remedial Action, to avoid or resolve any such Proceeding as promptly as practicable. In addition, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the transactions contemplated by this Agreement as promptly as practicable.

(g) From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to Article VII, neither Parent, Merger Sub, nor Company shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to materially increase the risk of not obtaining, or would reasonably be expected to prevent or prohibit, or materially impede, interfere with or delay, obtaining, any applicable Consent under applicable Laws (including any Regulatory Clearance and the SCPSC Petition Approval) with respect to the transactions contemplated by this Agreement. Section 5.02(g) of the Company Disclosure Letter sets forth the approach to the coordination of matters related to the Company’s pending acquisition described as Item 3 of Section 3.01(f) of the Company Disclosure Letter and matters related to this Agreement.

(h) The Company and its Subsidiaries (as applicable) shall, to the extent reasonably practicable, subject to applicable Law relating to the exchange of information and except as would be in violation of, or result in a waiver or loss of, the attorney-client privilege or work-product doctrine: (i) within 48 hours of receipt thereof, notify Parent of (and if in writing, furnish Parent with copies of) any material communication to the Company or its Subsidiaries from any Governmental Entity related to or arising out of any material claim, hearing, investigation or Proceeding, whether criminal or civil in nature, relating to or arising out of the construction, or cessation of the construction, of nuclear power Units 2 and 3 at the Summer Station or the bankruptcy of Westinghouse Electric Company, LLC (including the settlement agreement entered into with Toshiba Corporation and any Contract relating to the proceeds thereof) (collectively, “Nuclear Litigation”) and permit Parent to review and discuss in advance (and consider in good faith any comments made by Parent in relation to) any proposed written response to any material communication from any Governmental Entity related to or arising out of any Nuclear Litigation, (ii) keep Parent reasonably informed of any developments, meetings or discussions with any Governmental Entity related to or arising out of any Nuclear Litigation, and (iii) use good faith efforts to give Parent notice (which notice shall be prior notice to the extent providing prior notice is reasonably practical) of any material meetings or discussions relating to or arising out of any Nuclear Litigation (and consider in good faith any comments or guidance from Parent in relation to such meeting or discussions) and, if appropriate in the Company’s reasonable judgment, provide Parent the opportunity to attend or participate in such meetings or discussions.

(i) Notwithstanding anything set forth in this Agreement, Parent and its Affiliates shall not be required to and the Company and its Affiliates shall not be required to, unless conditioned on the Closing, and without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion) the Company shall not and shall cause its Subsidiaries not to, in connection with obtaining any Consent or Permit, or with respect to any actions required under this Section 5.02, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action), that constitutes a Burdensome Condition.

(j) Notwithstanding anything set forth in this Agreement, Parent and its Affiliates shall not be required to and the Company and its Affiliates shall not be required to, unless conditioned on the Closing, and without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion) the Company shall not and shall cause its Subsidiaries not to, in connection with the SCPSC Petition, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action) that (i) materially changes the proposed terms, conditions, or undertakings set forth in the SCPSC Petition or (ii) significantly changes the economic value of the proposed terms set forth in the SCPSC Petition, in each case, as reasonably determined by Parent in good faith.

SECTION 5.03. Access and Reports; Confidentiality.

(a) Subject to applicable Law relating to the exchange of information, upon reasonable notice, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, afford to the other party’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records. During such period, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, furnish promptly to the other party (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document (A) filed by it during such period pursuant to applicable Law or (B) filed with, furnished to or sent to the SEC, the FERC, the FCC, the NRC, the SCPSC, the SCORS, the NCUC, the GPSC or any other federal or state regulatory agency or commission and (ii) all information concerning its business, properties and personnel as may reasonably be requested by the other party; provided, however, that no investigation pursuant to this Section 5.03(a) shall affect or be deemed to modify any representation or warranty made herein; provided, further, that the foregoing shall not require the Company and Parent to (A) permit any inspection, or to disclose any information, that in the reasonable judgment of such party, would result in the disclosure of any trade secrets of third parties or violate any of its obligations to a third party with respect to confidentiality if the Company or Parent, as applicable, shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (B) disclose any privileged information of such party or any of its Subsidiaries, (C) permit any invasive environmental testing or sampling at any property or (D) take or allow any action that would unreasonably interfere with such party’s or any of its Subsidiaries’ business or operations. All requests for information made pursuant to this Section 5.03 shall be directed to the executive officer or other Person designated by the Company or Parent, as applicable. Notwithstanding the foregoing, with respect to Parent and its Subsidiaries, the access to and exchange of information described in this Section 5.03(a) shall be limited to the extent reasonably necessary or related to the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) Each of the Company, Parent and Merger Sub will comply with the terms and conditions of that certain letter agreement, dated October 8, 2017, between Parent and the Company (as may be amended from time to time, the “Confidentiality Agreement”), and will hold and treat, and will cause their respective Representatives to hold and treat, in confidence all documents and information exchanged pursuant to Section 5.03(a) in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 5.04. Stock Exchange Delisting and Listing.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time and in accordance with applicable Law.

(b) Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 5.05. Publicity. The initial news release regarding the Merger shall be a joint news release reasonably agreed between Parent and the Company and, except with respect to any action taken pursuant to Section 4.02 or Section 7.01, thereafter the Company and Parent each shall consult with each other prior to issuing, and give each other the opportunity to review and comment upon, any news releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, except as such party may reasonably conclude may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or as may be requested by any Governmental Entity.

SECTION 5.06. Employee Matters.

(a) Following the Effective Time and until December 31, 2019 (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time and not covered by any collective bargaining agreement (the “Company Non-Union Employees”) with (i) annual base compensation no less than the annual base compensation provided to such Company Non-Union Employees immediately prior to the Effective Time, (ii) annual target cash incentive opportunities that are no less than the annual target cash incentive opportunities provided to such Company Non-Union Employees immediately prior to the Effective Time, subject to the satisfaction of performance criteria determined by Parent (consistent with the form and terms and conditions (including performance criteria) of such awards provided to other similarly situated employees of Parent) and other terms and conditions of Parent’s annual incentive program, (iii) long-term target incentive award opportunities that are no less than the long-term target incentive award opportunities provided to such Company Non-Union Employees immediately prior to the Effective Time (such long-term incentive awards to be provided in such a form, and subject to such performance and vesting criteria and other terms and conditions, as Parent shall determine, consistent with the form and terms and conditions (including performance criteria) of such awards provided to other similarly situated employees of Parent), (iv) employment within a 50-mile radius from each such Company Non-Union Employee’s location of employment immediately prior to the Effective Time and duties and responsibilities similar to what such Company Non-Union Employee had immediately prior to the Effective Time, (v) severance benefits that are no less favorable than those set forth in Section 5.06(a) of the Company Disclosure Letter and (vi) other employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Company Non-Union Employees immediately prior to the Effective Time. Further Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time and who are covered by a collective bargaining agreement with (A) compensation and benefits and other terms and conditions of employment in accordance with the terms of such collective bargaining agreement or any subsequently adopted collective bargaining agreement, as in effect from time to time, and (B) severance benefits that are no less favorable than those set forth in Section 5.06(a) of the Company Disclosure Letter.

(b) Without limiting the generality of Section 5.06(a) but subject to the obligations set forth in Section 5.06(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination, deferred compensation, and change in control plans, policies, programs, agreements and arrangements maintained by the Company or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and Parent or the Surviving Corporation may not amend, modify or terminate any such plan, policy, program, agreement or arrangement unless and solely to the extent permitted under the terms thereof as in effect at the Effective Time or otherwise as required to comply with applicable Law. In addition, to the extent required by the express terms of any Company Benefit Plan, Parent shall, or shall cause the Surviving Corporation to, expressly assume and agree to perform all obligations under and with respect to the terms of each such Company Benefit Plan. Notwithstanding anything to the contrary herein, Parent shall, or shall cause the Surviving Corporation to, maintain without amendment (other than as required to comply with applicable Law) for the duration of the Continuation Period each of the Company Benefit Plans listed on Section 5.06(b) of the Company Disclosure Letter. For avoidance of doubt, Parent shall assume, honor and continue the Company’s change in control plans in accordance with the foregoing solely with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and shall not be obligated to provide any additional payments, benefits or rights under such plans in connection with any subsequent change in control of Parent or the Surviving Corporation that may occur after the Merger.

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries in which the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, level of benefits and vesting (but not benefit accruals under any defined benefit pension plan), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries or any Commonly Controlled Entity, in each case, to the extent such service would have been recognized by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service; and, provided further, that no Company Employee shall be entitled based on such prior credited service or otherwise to participate in any frozen or grandfathered plan or benefit formula of Parent or any of its Subsidiaries that would not be offered to employees first hired by Parent or its Subsidiaries after the Effective Time.

(d) Without limiting the generality of Section 5.06(a), Parent shall, or shall cause the Surviving Corporation to, waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time; provided, however, that in the case of an insured plan, such waivers shall be made only to the extent the insurer consents thereto, and Parent and the Surviving Corporation shall use commercially reasonable efforts to obtain such consent. Parent shall, or shall cause the Surviving Corporation to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year or plan year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time; provided, however, that in the case of an insured plan, such amounts shall be taken into account only to the extent the insurer consents thereto, and Parent and the Surviving Corporation shall use commercially reasonable efforts to obtain such consent.

(e) The provisions of this Section 5.06 are solely for the benefit of the parties to this Agreement, and no other Person (including any current or former employee of the Company or its Subsidiaries or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Section 5.06, and no provision of this Section 5.06 shall create such rights in any such Persons. Except as set forth in Section 5.06(b), no provision of this Agreement shall be construed (i) as a guarantee of continued employment of any employee of the Company or its Subsidiaries, (ii) to prohibit Parent or its Subsidiaries (including the Surviving Corporation) from having the right to terminate the employment of any such employee, (iii) to require Parent or its Subsidiaries to continue to pay or provide any such employee any compensation or benefits after such termination of employment, other than any severance benefits that may be provided pursuant to Section 5.06(a)(v); (iv) to permit the amendment, modification or termination of any Company Benefit Plan or employee benefit plan of Parent or its Subsidiaries (in each case solely to the extent any such amendment, modification or termination is prohibited in accordance with the terms of the applicable plan) or (v) as an amendment or modification of the terms of any Company Benefit Plan or employee benefit plan or Parent or its Subsidiaries.

SECTION 5.07. Expenses. Except as set forth in Section 5.09(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

SECTION 5.08. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) from and against any and all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities (collectively, “Costs”) incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement. From and after the Effective Time, Parent shall advance expenses to each Indemnified Party claiming indemnification pursuant to this Section 5.08 as incurred to the fullest extent permitted under applicable Law; provided, however, that such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to such indemnification.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor the provisions regarding (i) exculpation of directors, (ii) limitation of liability of directors and officers, (iii) advancement of expenses and (iv) indemnification, in each case, contained in the Company Organizational Documents (as in effect as of the date hereof), the comparable organizational documents of any of the Company’s Subsidiaries (as in effect as of the date hereof) or any indemnification Contract set forth in Section 5.08(b) of the Company Disclosure Letter between the applicable Indemnified Party and the Company or any of its Subsidiaries existing immediately prior to the Effective Time (it being understood and agreed that, for the avoidance of doubt and without limiting the generality of the foregoing, the foregoing obligation of Parent shall apply with respect to, and remain in full force and effect as to any pending or future claim, hearing, investigation or Proceeding relating to or arising out of the construction, or cessation of the construction, of nuclear power Units 2 and 3 at the Summer Station or the bankruptcy of Westinghouse Electric Company, LLC (including the settlement agreement entered into with Toshiba Corporation and any Contract relating to the proceeds thereof)). For a period of three (3) years following the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries not to amend, replace or otherwise modify the provisions regarding (A) exculpation of directors, (B) limitation of liability of directors and officers, (C) advancement of expenses and (D) indemnification, in each case, contained in their respective organizational documents; provided, however, that such three (3) year period shall be extended for so long as any Proceeding is pending or asserted against an Indemnified Party that implicates the rights set forth in the foregoing clauses (A) through (D); provided, further, that such prohibition on amendments, replacements and other modifications shall not apply to amendments, replacements and other modifications that are prospective in their application and exclude any effect on the Indemnified Parties.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation to maintain for a period of at least six (6) years following the Effective Time directors’ and officers’ liability insurance and fiduciary liability insurance policies (collectively, “D&O Insurance”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with benefits, levels of coverage and terms and conditions at least as favorable as the Company’s D&O Insurance existing immediately prior to the Effective Time with respect to matters existing or occurring at or prior to the Effective Time, including for acts or omissions in connection with this Agreement and the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such D&O Insurance coverage an annual premium amount greater than three hundred percent (300%) of the aggregate amount of the annual premiums currently paid by the Company for D&O Insurance immediately prior to the Effective Time (such aggregate amount of premiums currently paid, the “Maximum Annual Premium”). If the annual premiums of such D&O Insurance coverage exceed the Maximum Annual Premium, Parent and the Surviving Corporation shall obtain a policy with as much coverage as reasonably available for an annual cost not exceeding the Maximum Annual Premium.

(d) Notwithstanding Section 5.08(c), the Company may in its sole discretion obtain, prior to the Effective Time, six (6) year pre-paid “tail” insurance coverage, at an aggregate cost no greater than six times the Maximum Annual Premium, providing for D&O Insurance not materially less favorable than that described in Section 5.08(c). If the Company has obtained such policy pursuant to this Section 5.08(d), Parent will cause such policy to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation, and Parent will have no further obligation to purchase or pay for insurance pursuant to Section 5.08(c).

(e) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall assume and comply with all of the obligations applicable to Parent or the Surviving Corporation, respectively, set forth in this Section 5.08.

(f) The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. The obligations of Parent and the Surviving Corporation in this Section 5.08 may not be terminated or modified in any manner that adversely affects any Indemnified Party without the consent of such Indemnified Party. Parent will honor, guaranty and stand as surety for, and will cause the Surviving Corporation and its Subsidiaries and successors to honor and comply with, the covenants contained in this Section 5.08.

(g) The rights of the Indemnified Parties under this Section 5.08 shall be in addition to, and not in limitation of, any rights such Indemnified Parties may have under the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries, or under any applicable Contracts or Law.

SECTION 5.09. Financing.

(a) The Company shall, and shall cause its Subsidiaries to, (i) provide commercially reasonable assistance with the preparation of rating agency presentations and lender, underwriter and initial purchaser presentations, offering memoranda and prospectuses and any discussions regarding the business, financial statements, and management discussion and analysis of the Company and its Subsidiaries, all for use in connection with the financing activities of Parent, including any registration statement filed with the SEC where Parent determines that the inclusion of such information is required or desirable, and (ii) request that its independent accountants provide customary and reasonable assistance to Parent or any of its Subsidiaries, as applicable, in connection with providing customary comfort letters in connection with the financing activities of

Parent; provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (A) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for such financing activities, other than as allowed by the preceding clause (ii), (B) any audited financial information or any financial information prepared in accordance with Regulation S-K or Regulation S-X under the Securities Act or any financial information in a form not customarily prepared by the Company with respect to any period or (C) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request.

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.09): (i) nothing in this Agreement (including this Section 5.09) shall require any such cooperation set forth in Section 5.09(a) to the extent that it would require the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives to (A) pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Effective Time, (B) provide any cooperation that would unreasonably interfere with the ongoing business or operations of the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives, (C) enter into or approve any agreement or other documentation effective prior to the Effective Time or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Effective Time, (D) require the Company to provide pro forma financial statements or pro forma adjustments reflecting the financing activities of Parent or any description of all or any component of such financing activities (it being understood that the Company shall use reasonable best efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the financing activities of Parent), (E) require the Company or the Subsidiaries of the Company to provide pro forma financial statements or pro forma adjustments reflecting transactions contemplated or required hereunder (it being understood that the Company shall use reasonable best efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the financing activities of Parent), (F) provide any cooperation or take any action that, in the reasonable judgment of the Company, would result in a violation of any confidentiality agreement or material agreement or the loss of any attorney-client or other similar privilege, (G) make any representation or warranty in connection with the financing activities of Parent or the marketing or arrangement thereof, (H) provide any cooperation, or take any action, that would cause any representation or warranty in this Agreement to be breached or any condition to the Closing set forth in this Agreement to fail to be satisfied or (I) cause the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the financing activities of Parent, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives under any certificate, agreement, arrangement, document or instrument relating to the financing activities of Parent shall be effective until the Effective Time.

(c) Parent shall (i) promptly reimburse the Company for all reasonable and out-of-pocket costs or expenses (including reasonable and documented costs and expenses of counsel and accountants) incurred by the Company, any of its Subsidiaries and any of their respective Representatives in connection with any cooperation provided for in Section 5.09(a) and (ii) indemnify and hold harmless the Company, each of its Subsidiaries and each of their respective Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, any cooperation provided for in Section 5.09(a) or the financing activities of Parent and any information used in connection therewith, unless the Company acted in bad faith or engaged in willful misconduct and other than in the case of fraud.

(d) Without limiting the generality of the foregoing, promptly following Parent’s request, the Company shall deliver to each of the lenders with respect to the Indebtedness set forth in Section 5.09(d) of the Parent Disclosure Letter (the “Existing Loan Lenders”) a notice (an “Existing Loan Notice”) prepared by Parent, in form and substance reasonably acceptable to the Company, notifying each of the Existing Loan Lenders of this Agreement and the contemplated Merger. At Parent’s election, the Existing Loan Notice with respect to one or more of the Existing Loan Lenders may include a request for a consent, in form and substance reasonably acceptable to the Company (an “Existing Loan Consent”), to (i) the consummation of the Merger and the other transactions contemplated by this Agreement, and (ii) certain modifications of (or waivers under or other changes to) any agreement or documentation relating to the Company’s or its Subsidiaries’, as applicable, relationship with such Existing Loan Lender; provided, however, that no such modifications, waivers or changes shall be effective prior to the Effective Time.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of any Existing Loan Consent is not a condition to the Closing.

SECTION 5.10. Rule 16b-3. Prior to the Effective Time, each of the Company and Parent shall take such steps as may be reasonably necessary or advisable to cause (a) any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11. Parent Consent. Within twenty-four (24) hours after the execution of this Agreement, Parent shall execute and deliver, in accordance with Chapter 11 of the SCBCA and in its capacity as the sole shareholder of Merger Sub, a written consent approving this Agreement.

SECTION 5.12. Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and prior to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or in furtherance of, or contemplated by this Agreement.

SECTION 5.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, Parent, Merger Sub, the Company and the Company Board shall use reasonable best efforts to take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

SECTION 5.14. Control of Operations. Without limiting any party’s rights or obligations under this Agreement, the parties hereto understand and agree that (a) nothing contained in this Agreement will give any party hereto, directly or indirectly, the right to control, direct or influence any other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 5.15. Resignation of Directors. The Company will cause each of the directors of the Company to submit at the Closing a letter of resignation in form reasonably satisfactory to Parent and effective as of the Effective Time. Notwithstanding the foregoing, the Company will not be in breach of this Section 5.15 if it fails to obtain the resignation of any such director if Parent will have the power, directly or indirectly, to remove any such Person from his or her position as a director of the Company without cause immediately after the Effective Time with no liability in excess of $500,000 in the aggregate.

SECTION 5.16. Additional Matters. Parent hereby confirms that, subject to the occurrence of the Effective Time, it:

(a) intends to maintain South Carolina Electric & Gas Company’s corporate headquarters in Cayce, South Carolina;

(b) will make a good faith commitment to give the employees of the Company and its Subsidiaries due and fair consideration for other employment and promotion opportunities within the larger Parent organization, both inside and outside of South Carolina, to the extent any employment positions are re-aligned, reduced or eliminated in the future as a result of the Merger;

(c) intends that Parent’s board of directors will take all necessary action as soon as practical after the Effective Time to appoint a mutually agreeable current member of the Company Board or the Company’s executive management as a director to serve on Parent’s board of directors; and

(d) intends to increase the Company’s historic level of corporate contributions to charities identified by the Company’s leadership by $1,000,000.00 per year for at least five (5) years after the Effective Time and to maintain or increase historic levels of community involvement, low income funding and economic development efforts in the Company’s current operating area.

SECTION 5.17. Shareholder Litigation. The Company shall advise Parent promptly in writing of any Proceeding brought by a holder of Company Shares or any other Person against the Company or its directors or officers arising out of or relating to this Agreement or the transactions contemplated by this Agreement (the “Shareholder Litigation”) and shall keep Parent reasonably informed regarding any such matter. The Company shall not settle any such shareholder litigation without Parent’s consent, not to be unreasonably withheld or delayed.

SECTION 5.18. Advice of Changes. Each of Parent and the Company will, to the extent not in violation of applicable Law, promptly advise the other of any Change of which it has Knowledge, (a) having or reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (b) that would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that (i) no such notification will operate as a waiver of or otherwise affect the representations, warranties or covenants of the parties or the conditions to the obligations of the parties under this Agreement, (ii) the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice and (iii) a failure to comply with this Section 5.18 shall not constitute the failure of any condition set forth in Article VI.

SECTION 5.19. Certain Tax Matters.

(a) Each of the parties shall use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. None of the parties shall (and each of the parties shall cause their respective Subsidiaries not to) take any action (or fail to take any action) if taking (or failing to take) such action could reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The parties shall consider in good faith such amendments to this Agreement as may be reasonably required to cause the Merger to qualify for the Intended Tax Treatment.

(b) Each of the parties shall use its reasonable best efforts to obtain the Tax opinions to be attached as exhibits to the Proxy Statement/Prospectus and the Form S-4, including by (i) delivering to Morgan, Lewis & Bockius LLP and Mayer Brown LLP, prior to the filing of the Proxy Statement/Prospectus and the Form S-4, Tax representation letters in substantially the forms set forth in Section 5.19(b) of the Parent Disclosure Letter and Section 5.19(b) of the Company Disclosure Letter, respectively, and (ii) delivering to Morgan, Lewis & Bockius LLP and Mayer Brown LLP, dated and executed as of the Closing Date, Tax representation letters in substantially the forms set forth in Section 5.19(b) of the Parent Disclosure Letter and Section 5.19(b) of the Company Disclosure Letter, respectively. Each of the parties shall use its reasonable best efforts not to, and not permit any of its Affiliates to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations, warranties and covenants made to counsel in the Tax representation letters described in this Section 5.19(b).

(c) This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code. The parties shall treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for United States federal, state and other relevant Tax purposes.

ARTICLE VI

CONDITIONS

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by holders of Company Shares constituting the Company Requisite Vote;

(b) Orders. No Governmental Entity of competent jurisdiction shall have enacted, entered, promulgated or enforced any Law, executive order, ruling, judgment, injunction or other order (collectively, “Orders”) that is in effect and restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger or makes the consummation of the Merger illegal;

(c) Regulatory Conditions. Each of the conditions set forth in Section 6.01(c) of the Company Disclosure Letter with respect to the Consents described therein (the “Regulatory Conditions”) shall have been satisfied;

(d) Approval of SCPSC Petition. The issuance by the SCPSC of an Order approving the SCPSC Petition (other than the request for the SCPSC to take the actions contemplated by Section 6.02(g), which actions are addressed in Section 6.02(g)), unless otherwise consented to by Parent in its sole discretion, without any (i) material changes to the proposed terms, conditions, or undertakings set forth in Section 3 of the key terms summarized in Appendix A attached to this Agreement and incorporated in the SCPSC Petition or (ii) a significant change to the economic value of proposed terms set forth in Section 3 of the key terms summarized in Appendix A attached to this Agreement and incorporated in the SCPSC Petition, in each case as reasonably determined by Parent in good faith (the “SCPSC Petition Approval”) (it being understood and agreed that the condition set forth in this Section 6.01(d) shall be satisfied upon the issuance of such Order by the SCPSC without regard to any rehearing or appeals process (including the filing of any motion for reconsideration or petition for judicial review), or other judicial or administrative process, subsequent to the initial issuance of such Order);

(e) Listing. The Parent Shares to be issued in connection with the transactions contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance; and

(f) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be subject to any stop order or Proceeding seeking a stop order.

SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.01 (except for those contained in Section 3.01(c), Section 3.01(d)(i), Section 3.01(f)(i), Section 3.01(r) and Section 3.01(s)) shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) each of the representations and warranties of the Company set forth in Section 3.01(c) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), (iii) each of the representations and warranties of the Company set forth in Section 3.01(d)(i) and Section 3.01(s) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date) and (iv) each of the representations and warranties of the Company set forth in Section 3.01(f)(i) and Section 3.01(r) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied;

(d) Absence of Burdensome Condition. No Regulatory Clearance, other approval of a Governmental Entity or other Consent, in each case in connection with the Merger, or Order related to any of the foregoing, shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions (including a Remedial Action), that constitute a Burdensome Condition;

(e) No MAE. Since the date of this Agreement, there shall not have occurred any Change or Changes that have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(f) No Actions Affecting SCPSC Petition. No Governmental Entity of competent jurisdiction shall have enacted any Order and no Change in Law (including no Change to the BLRA or the South Carolina Public Utility Laws) shall have been enacted, in each case which imposes any condition that would reasonably be expected to result in a (i) material change to the proposed terms, conditions, or undertakings set forth in the SCPSC Petition or (ii) a significant change to the economic value of the proposed terms set forth in the SCPSC Petition, in each case as reasonably determined by Parent in good faith;

(g) SCPSC Determination. The SCPSC shall have (i) approved the Merger with no material Changes to the terms of the Merger, (ii) made a finding that the Merger is in the public interest or (iii) made a finding that there is an absence of harm to South Carolina rate payers as a result of the Merger; and

(h) No Change in Law. Since the date of this Agreement, there shall not have occurred any (i) substantive Change in any applicable Law or any Order with respect to the BLRA, as in effect on the date of this Agreement, which has or would reasonably be expected to have an adverse effect on the Company or any of its Subsidiaries or (ii) substantive Change in any applicable Law or any Order with respect to any other South Carolina Public Utility Law, as in effect as of the date of this Agreement, which has or would reasonably be expected to have an adverse effect on the Company or any of its Subsidiaries (such Changes as set forth in (i) and (ii), the “SC Law Changes”).

SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02 (except for those contained in Section 3.02(c), Section 3.02(d)(i), Section 3.02(f)(i), Section 3.02(k) and Section 3.02(l)) shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(c) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), (iii) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(d)(i) and Section 3.02(l) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date) and (iv) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(f)(i) and Section 3.02(k) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after (except as set forth below) the Company Requisite Vote is obtained:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before January 2, 2019 (the “Termination Date”); provided, however, that if any condition set forth in Section 6.01(b), Section 6.01(c) or Section 6.01(d) shall not have been satisfied at such time, the Termination Date shall automatically be extended to (and shall thereafter be deemed to be), without any action on the part of any party hereto, April 2, 2019; provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if such party (or, in the case of Parent, Merger Sub) has breached its obligations under this Agreement in any manner that shall have been the principal cause of or resulted in the failure of a condition to any party’s obligation to effect the Merger;

(ii) if at the Shareholders Meeting (or any adjournment or postponement thereof done in accordance with this Agreement), the Company Requisite Vote shall not have been obtained; or

(iii) if any Order permanently restraining, enjoining, preventing or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided, however, that a party may not terminate this Agreement pursuant to this Section 7.01(b)(iii) if such party (or, in the case of Parent, Merger Sub) has breached its obligations under this Agreement in a manner that shall have been the principal cause of such Order;

(c) by the Company:

(i) if the Company Board has effected a Company Adverse Recommendation Change with respect to a Superior Proposal in accordance with Section 4.02(f) and shall have approved, and concurrently with the termination hereunder the Company shall have entered into, an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, however, that such termination shall not be effective and the Company shall not enter into an Alternative Acquisition Agreement, unless (A) the Company shall have complied with the provisions of Section 4.02(f) and (B) the Company has paid the Company Termination Fee to Parent; provided, further, that the right to terminate this Agreement under this Section 7.01(c)(i) shall not be available after the Company Requisite Vote shall have been obtained; or

(ii) if Parent or Merger Sub shall have breached any of their respective representations or warranties or failed to perform any of their respective covenants or other agreements contained in this Agreement, where such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) cannot be cured by Parent or Merger Sub by the Termination Date, or if capable of being cured, is not cured prior to the earlier of (1) the thirtieth (30th) day after written notice thereof is given by the Company to Parent and (2) the third (3rd) Business Day immediately preceding the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(ii) if the Company is then in material breach of this Agreement;

(d) by Parent:

(i) if the Company Board (or a committee thereof) shall have effected a Company Adverse Recommendation Change; provided, however, that the right to terminate under this Section 7.01(d)(i) shall not be available after the Company Requisite Vote shall have been obtained; or

(ii) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, where such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) cannot be cured by Company by the Termination Date, or if capable of being cured, is not cured prior to the earlier of (1) the thirtieth (30th) day after written notice thereof is given by Parent to the Company and (2) the third (3rd) Business Day immediately preceding the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(ii) if either Parent or Merger Sub is then in material breach of this Agreement.

SECTION 7.02. Effect of Termination and Abandonment.

(a) Except as provided in Section 7.02(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of any party hereto (or of any of its Representatives or Affiliates), except as provided in the last sentence of Section 5.02(c), Section 5.03(b), Section 5.07, Section 5.09(c), this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that subject to Section 7.02(b), Section 7.02(c), and Section 7.02(d), no such termination shall relieve any party hereto (treating Parent and Merger Sub as one party) of any liability for damages to any other party hereto resulting from any Willful Breach by the party (treating Parent and Merger Sub as one party) committing such Willful Breach prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity. The parties hereto acknowledge and agree that nothing in this Section 7.02 shall be deemed to affect their right to specific performance under Section 8.12.

(b) The Company shall pay or cause to be paid to Parent or its designee a non-refundable fee of $240,000,000 (the “Company Termination Fee”) if:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(c)(i);

(ii) (A) this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii), or (2) by Parent pursuant to Section 7.01(d)(ii), (B) a bona fide Acquisition Proposal shall have been publicly announced or publicly disclosed and not have been withdrawn (1) in the case of a termination pursuant to Section 7.01(b)(i) or Section 7.01(d)(ii), prior to the date of such termination, and (2) in the case of a termination pursuant to Section 7.01(b)(ii), prior to the Shareholders Meeting, and (C) thereafter during the twelve (12) month period immediately following such termination, (1) the Company enters into an Alternative Acquisition Agreement or (2) an Acquisition Proposal is consummated; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(d)(i);

If the Company Termination Fee becomes due pursuant to this Section 7.02(b), the Company shall pay Parent or its designee such Company Termination Fee by wire transfer of immediately available funds (x) in the case of a payment required by Section 7.02(b)(i), on the date of termination of this Agreement, (y) in the case of a payment required by Section 7.02(b)(ii), within two (2) Business Days after the earlier of the time when an Acquisition Proposal is consummated or an Alternative Acquisition Agreement is executed and (z) in the case of a payment required by Section 7.02(b)(iii), within two (2) Business Days of the date of termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Parent shall provide to the Company notice designating an account for purposes of payment of the Company Termination Fee within forty-eight (48) hours of a request by the Company to provide such information. For purposes of Section 7.02(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Exhibit A, except that all references to 15% therein shall be deemed to be references to 50%.

(c) Parent shall pay or cause to be paid to the Company or its designee a non-refundable fee of $280,000,000 (the “Parent Termination Fee”) if:

(i) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) and, at the time of any such termination (A) the condition set forth in Section 6.02(d) shall not have been satisfied or waived with respect to one or more Regulatory Conditions and (B) the conditions set forth in Section 6.01(a), Section 6.01(b) – (d) (unless such condition was not satisfied solely due to the proposal of a Burdensome Condition to which Parent has not agreed), Section 6.01(f), Section 6.02(a), Section 6.02(b) and Section 6.02(e) shall have been satisfied or waived (except for any such conditions that have not been satisfied as a result of a breach by Parent or Merger Sub of any of their respective obligations under this Agreement);

(ii) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(iii) and, at the time of any such termination (A) the condition set forth in Section 6.02(d) shall not have been satisfied or waived with respect to one or more Regulatory Conditions and (B) the conditions set forth in Section 6.01(a), Section 6.01(b) – (d) (unless such condition was not satisfied solely due to the proposal of a Burdensome Condition to which Parent has not agreed), Section 6.01(f), Section 6.02(a), Section 6.02(b) and Section 6.02(e) shall have been satisfied or waived (except for any such conditions that have not been satisfied as a result of a breach by Parent or Merger Sub of any of their respective obligations under this Agreement); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.01(c)(ii) due to a material breach by Parent or Merger Sub of its obligations under Section 5.02 which breach has caused the failure of a condition set forth in Section 6.01(b), Section 6.01(c), Section 6.01(d) , Section 6.02(d), Section 6.02(f), Section 6.02(g) or Section 6.02(h) to be satisfied.

If the Parent Termination Fee becomes due pursuant to this Section 7.02(c), Parent shall pay the Company or its designee the Parent Termination Fee by wire transfer of immediately available funds within two (2) Business Days of the date of termination of this Agreement, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. The Company shall provide to Parent notice designating an account for purposes of payment of the Parent Termination Fee within forty-eight (48) hours of a request by Parent to provide such information.

(d) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which the Company is required to pay the Company Termination Fee pursuant to Section 7.02(b) and the Company Termination Fee is paid, the payment of the Company Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy against the Company and its Affiliates, and their respective shareholders and Representatives, relating to or arising out of this Agreement, any agreement entered into in connection herewith or the transactions contemplated by this Agreement or thereby. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which Parent is required to pay the Parent Termination Fee pursuant to Section 7.02(c) and the Parent Termination Fee is paid, the payment of the Parent Termination Fee shall be the Company’s sole and exclusive remedy against Parent, Merger Sub and their respective Affiliates, and their respective shareholders and Representatives, relating to or arising out of this Agreement, any agreement entered into in connection herewith or the transactions contemplated by this Agreement or thereby.

(e) Each party acknowledges that the agreements contained in Section 7.02(b) and Section 7.02(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, such party would not enter into this Agreement. Accordingly, if the applicable party fails promptly to pay any amount due pursuant to Section 7.02(b) or Section 7.02(c), such party shall also pay any reasonable out-of-pocket costs, fees and expenses incurred by the other party (including reasonable legal fees and expenses) in connection with a Proceeding to enforce this Agreement that results in a final non-appealable Order for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to Section 7.02(b) or Section 7.02(c) shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date of such payment.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article VIII.

SECTION 8.02. Modification or Amendment. Subject to the requirements of applicable Law, at any time prior to the Effective Time, the parties hereto (in the case of the Company or Merger Sub, by action of their respective boards of directors to the extent required by Law) may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective parties. No modification or amendment will be made which, pursuant to applicable Law or the rules of the NYSE, requires further approval by the holders of Company Shares or the holders of the Parent Shares, as applicable, without such further approval being obtained.

SECTION 8.03. Waiver. Subject to the requirements of applicable Law, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto, or (c) waive compliance by the other parties with any of the agreements or conditions contained herein; provided, however, that neither Parent nor Merger Sub may perform any of the actions set forth in the foregoing clauses (a), (b) or (c) with respect to Merger Sub or Parent, respectively. No extension or waiver will be made which, pursuant to applicable Law or the rules of the NYSE, requires further approval by the holders of Company Shares or the holders of the Parent Shares, as applicable, without such further approval being obtained. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and specifically referencing this Agreement. The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 8.04. No Other Representations or Warranties.

(a) Except for the representations and warranties set forth in Section 3.01, each of Parent and Merger Sub acknowledges and agrees that (i) none of the Company, its Subsidiaries or any other Person makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement, (ii) it has relied solely on the representations and warranties of the Company expressly set forth in Section 3.01 and (iii) it has not been induced to enter into this Agreement by any representation, warranty or statement of or by the Company, any of its Subsidiaries or any other Person.

(b) Except for the representations and warranties set forth in Section 3.02, the Company acknowledges and agrees that (i) none of Parent, Merger Sub, any of Parent’s other Subsidiaries or any other Person makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement, (ii) it has relied solely on the representations and warranties of Parent and Merger Sub expressly set forth Section 3.02 and (iii) it has not been induced to enter into this Agreement by any representation, warranty or statement of or by Parent, Merger Sub, any of the other Subsidiaries of Parent or any other Person.

SECTION 8.05. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Dominion Energy, Inc. 120 Tredegar Street
Richmond, Virginia 23219
Fax No.: (804) 819-2233
Attention: Mark O. Webb, Senior Vice President – Corporate Affairs and Chief Legal Officer
Carlos M. Brown, Vice President and General Counsel

Email: mark.webb@dominionenergy.com
carlos.m.brown@dominionenergy.com

with a copy to (which shall not constitute notice):

McGuireWoods LLP
Gateway Plaza 800 East Canal Street
Richmond, Virginia 23219
Fax No.: (804) 698-2090
Attention: Joanne Katsantonis
John L. Hughes, Jr.
Email: jkatsantonis@mcguirewoods.com
jhughes@mcguirewoods.com

if to the Company, to:

SCANA Corporation
220 Operation Way, Mail Code D-308
Cayce, South Carolina 29033
Fax No.: (803) 933-7676
Attention: Jim Stuckey, Senior Vice President and General Counsel
Email: jim.stuckey@scana.com

with a copy to (which shall not constitute notice):

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Fax No.: (312) 706-8183
Attention: Frederick B. Thomas
William R. Kucera
Email: fthomas@mayerbrown.com
wkucera@mayerbrown.com

SECTION 8.06. Definitions. Capitalized terms used in this Agreement have the meanings specified in Exhibit A.

SECTION 8.07. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, an Appendix or an Exhibit, such reference shall be to an Article or a Section of, or an Appendix or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to information or documents being “provided”, “made available” or “disclosed” by a party hereto to another party or its Affiliates, such information or documents shall include any information or documents (i) included in the SEC Reports of such disclosing party which are publicly available at least twenty-four (24) hours prior to the date of this Agreement, (ii) furnished prior to the execution of this Agreement in the electronic “data room” maintained by such disclosing party and to which access has been granted to the other party and its Representatives at least twenty-four (24) hours prior to the date of this

Agreement, or (iii) otherwise provided in writing (including electronically) to the other party or any of its Affiliates or Representatives at least twenty-four (24) hours prior to the date of this Agreement.

(d) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein.

(f) References to a Person are also to its permitted successors and permitted assigns.

(g) Where this Agreement states that a party “shall”, “will” or “must” perform in some manner, it means that the party is legally obligated to do so under this Agreement.

(h) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(i) Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(j) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.08. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original but all of which taken together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.09. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) after the Effective Time, with respect to the provisions of Section 5.08 which shall inure to the benefit of the Indemnified Parties who are intended to be third-party beneficiaries thereof, (b) after the Effective Time, the rights of the holders of Company Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (c) after the Effective Time, the rights of the holders of Company Performance Share Awards, Company RSUs and Company Deferred Units to receive the payments contemplated by the applicable provisions of Section 2.02, in each case, in accordance with the terms and conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.03 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 8.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal Laws and judicial decisions of the State of Delaware applicable to agreements executed and performed entirely within such State, regardless of the Law that might otherwise govern under applicable principles of conflicts of law thereof, except that matters related to the obligations of the Company Board under the SCBCA and matters that are specifically required by the SCBCA in connection with the transactions contemplated by this Agreement shall be governed by the laws of the State of South Carolina.

SECTION 8.11. Entire Agreement; Assignment. This Agreement (including the Appendices and Exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment in contravention of this Agreement is and shall be null and void. Subject to the immediately preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

SECTION 8.12. Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that each party hereto shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity. Each of the parties hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (A) the other party has an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party hereto seeking an Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order.

(b) Each of the parties hereto irrevocably (i) submits itself to the personal jurisdiction of the federal courts located in the State of Delaware and any appellate court therefrom, in connection with any claim or matter directly or indirectly based upon, arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the federal courts located in the State of Delaware and (iv) agrees that the service of any process, summons, notice or document through the notice procedures set forth in Section 8.05 or by U.S. registered mail to the respective addresses set forth in Section 8.05 shall be effective service of process for any Proceeding in connection with this Agreement or the transactions contemplated by this Agreement. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, any claim that (A) it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.12(b), (B) it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (C) the Proceeding in any such court is brought in an inconvenient forum, (D) the venue of such Proceeding is improper, or (E) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Furthermore, each of the Company, Parent and Merger Sub irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which any party is entitled pursuant to the final judgment of any court having jurisdiction. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 8.12 is solely for the purpose referred to in this Section 8.12 and shall not be deemed to be a general submission to said courts or to courts in the State of Delaware other than for such purpose.

SECTION 8.13. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.13.

SECTION 8.14. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

SECTION 8.15. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

SECTION 8.16. Disclosure Letters. Certain items and matters are listed in the Company Disclosure Letter and the Parent Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter or the Parent Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract or Law in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that a breach or violation exists or has actually occurred. Each section or subsection of the Company Disclosure Letter and the Parent Disclosure Letter, as the case may be, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SCANA CORPORATION

By:	/s/ Jimmy E. Addison
	Name:	Jimmy E. Addison
	Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

DOMINION ENERGY, INC.

By:	/s/ Thomas F. Farrell, II
	Name:	Thomas F. Farrell, II
	Title:	President and Chief Executive Officer

SEDONA CORP.

By:	/s/ Mark F. McGettrick
	Name:	Mark F. McGettrick
	Title:	President

[Signature page to Agreement and Plan of Merger]

APPENDIX A

SCPSC PETITION

1.	To meet commitments made by South Carolina Electric & Gas Company to the SCPSC, South Carolina Electric & Gas Company and Parent will jointly file the Petition on or before January 12, 2018.

2.	The Petition will seek a ruling from the SCPSC (i) approving the Merger with no material changes to the terms of the Merger; (ii) making a finding that the Merger is in the public interest; or (iii) making a finding that there is an absence of harm to South Carolina rate payers as a result of the Merger.

3.	The Petition will acknowledge that the Merger can only close if the SCPSC approves the jointly proposed NND Project cost recovery plan, with (x) no material change to the terms, conditions or undertakings set forth in the plan and (y) no significant change to the economic value of the plan, in each case as reasonably determined by Parent in good faith (except in each case unless otherwise consented to by Parent in its sole discretion), which shall include the following terms:

a.	There will be an aggregate up-front, one-time rate credit totaling $1.3 billion[1] to all current South Carolina Electric & Gas Company electric customers as of the date of Merger close. The rate credit will be apportioned to all retail electric customer classes based on their 2016 contribution to summer adjusted peak demand as prepared by South Carolina Electric & Gas Company. After the dollar apportionment per customer class and rate schedule is determined on this basis, a rate per kilowatt hour ($/kWh) will be derived by customer class and rate schedule by dividing the total kWh sales of electricity by customer class and rate schedule over a preceding 12-month period (the “Base Period”) into the apportioned funding amount. The $/kWh rate will then be applied to each customer’s kWh usage over the Base Period to determine the customer’s up-front rate credit amount. The rate credit will be issued to eligible customers in the form of a check issued within 90 days of Merger close. Eligible customers shall be South Carolina Electric & Gas Company retail electric customers as of record on the date of the close of the Merger.

b.	South Carolina Electric & Gas Company will immediately upon Merger closing write down its investment in construction work in progress associated with the new nuclear development project by approximately $1.4 billion, which amount includes approximately $1.2 billion in assets that have not previously been subject to consideration in setting revised rates and approximately $200 million that have been so considered. The amounts written down would be permanently excluded from consideration in establishing retail electric rates going forward.

c.	South Carolina Electric & Gas Company will not seek recovery of the approximately $320 million in regulatory assets associated with the following items:

i.	The approximately $173 million regulatory asset associated with interest rate swap losses related to the debt that was not issued for the NND Project;

ii.	The approximately $66 million regulatory asset associated with the NND Project Equity AFUDC;

iii.	The approximately $52 million regulatory asset associated with the carrying costs on deferred tax assets related to nuclear construction; and

iv.	The regulatory asset associated with foregone domestic production activities deductions will be written off and not be recovered from customers. The net regulatory asset associated with research and experimentation credit claims, interest, and legal costs expected to be incurred in defending these claims, will be borne by the shareholders and not returned to or collected from customers.

[1]	The net proceeds of the Toshiba settlement were utilized by South Carolina Gas & Electric Company to repay indebtedness in 2017, and therefore those funds are unavailable for refund. A portion of the one time rate credit will be funded through issuance of debt and defeasement of the regulatory liability associated with the Toshiba settlement.

d.	Parent will underwrite an approximately $575 million refund for amounts previously collected under the NND Project (regulatory liability) which is estimated to provide the 3.5% retail electric rate decrease from the 2017 rate level until accumulated amortization of the cost of abandoned plant lowers South Carolina Electric & Gas Company’s revenue requirements. The refund amount is calculated to be sufficient to support the 3.5% retail electric rate reduction for approximately eight (8) years following the closing of the Merger. This amount of time is estimated to be sufficient to avoid a future retail electric rate increase resulting from new nuclear project costs when the refund amount is exhausted.

e.	Parent will reduce retail electric rates further to reflect the impact of federal tax reform passed in December of 2017 which is estimated to lower rates an additional amount resulting in a total estimated rate reduction of approximately 5%.

f.	An SCPSC finding, as necessary, that South Carolina Electric & Gas Company’s investment in construction work in progress for new nuclear project in the amount of approximately $3.3 billion, which reflects the amount of that investment net of write-downs and offsets, was prudent; and that the capital costs and amortization of that $3.3 billion may be recovered through retail electric rates.

g.	An SCPSC order directing that:

i.	The approximately $3.3 billion of invested capital for the new nuclear development project shall be included in a regulatory asset and recovered through rates over a 20-year amortization and recovery period that is reflected in retail electric revenue requirements without offset or disallowance until the regulatory asset is fully recovered; and

ii.	Until the balance in the regulatory asset is fully recovered, the capital costs associated with the unrecovered balance in that account shall be reflected in South Carolina Electric & Gas Company’s cost of capital devoted to retail electric operations at a rate that reflects a return on common equity of 10.25%,[2] a weighted average cost of debt of 5.85%, and a capital structure consisting of 52.81% equity and 47.19% debt, with these percentages fixed over the 20-year amortization period.

h.	The deferred tax liability associated with the tax abandonment of the NND Project shall reduce the NND Project cost to be recovered from South Carolina Electric & Gas Company customers. The deferred tax asset for the net operating loss carryforward resulting from the tax abandonment of the NND Project shall be reflected as a rate base offset, dollar for dollar, to the deferred tax liability. Reductions in the deferred tax asset shall be subject to Parent’s ability to use the net operating loss in filing its consolidated income tax returns and shall not be computed on a separate company basis.

i.	Adjustments to the deferred tax liability and the deferred tax asset described in item (h) of this subsection resulting from a change in tax laws or tax treatment of the abandonment and/or Parent’s ability to use the net operating loss will be returned to or recovered from South Carolina Electric & Gas Company customers in the following manner:

i.	The regulatory liability resulting from excess deferred tax liabilities on the tax abandonment will be returned to customers over the book recovery period of the property (i.e., 20 years);

ii.	The regulatory asset resulting from excess deferred tax assets on the net operating loss will be recovered from customers in a manner that coincides with Parent’s ability to use the net operating loss in filing its consolidated income tax returns and not on a separate company basis; and

iii.	As adjusted for any impacts related to the tax treatment of the abandonment loss

j.	The approximately $180 million initial capital investment in the Columbia Energy Center, a 540-megawatt combined-cycle, natural gas-fired power plant located in Gaston, S.C., will be excluded

[2]	The current allowed blended ROE for NND is approximately 10.9% but the proposal is to adjust the rate down to South Carolina Gas & Electric Company’s base ROE of 10.25%.

from rate base and rate recovery, with only the ongoing costs such as fuel costs, operations and maintenance expense, and maintenance or improvement capital investments associated with the plant to be recovered in future base and fuel rates.

k.	Transmission projects associated with the new nuclear project will be closed to rate base and removed from BLRA project costs. The revenue of approximately $32 million per year currently being recovered in base rates will continue to be recovered through base rates notwithstanding the Merger. The associated depreciation and operating and maintenance costs will be captured in a regulatory asset for future rate recovery.

l.	Except for rate adjustments for fuel and environmental costs, demand side management costs and other rates routinely adjusted on an annual or biannual basis, retail electric base rates will remain frozen at current levels until January 1, 2021.

4.	The parties shall request approval of the SCPSC Petition, including the NND Project cost recovery plan, within 6 months from the date of filing.

5.	South Carolina Electric & Gas Company and Parent commit to support and advocate for SCPSC approval or adoption of the terms, both individually and collectively, and without modification, identified and described in Paragraphs (2) and (3) above (the “Merger Terms”) and will take no action inconsistent with this commitment. In the Petition to be jointly filed on January 12, 2018, South Carolina Electric & Gas Company may also present alternative terms for NND Project cost recovery, consistent with and based on the terms publically disclosed by Mr. Kissam on November 16, 2017 and previously provided to Parent in a more comprehensive form in a proposed draft of the Petition (the “Alternative Terms”). South Carolina Electric & Gas Company may provide any necessary testimony, exhibits or supporting materials in order to meet prior commitments to the SCPSC concerning the substance of South Carolina Electric & Gas Company’s January 12, 2018 filing or to show that the Alternative Terms, as a disfavored alternative to the Merger Terms, are nonetheless just, reasonable, lawful, fair and non-confiscatory and should be adopted by the SCPSC if the Merger is not approved. However, South Carolina Electric & Gas Company will not support or advocate for the Alternative Terms except as an expressly disfavored alternative to the Merger Terms and in each case where it discusses the Alternative Terms in testimony, exhibits or otherwise, will expressly state South Carolina Electric & Gas Company’s overriding commitment to the Merger Terms as being in the best interest of customers and the State of South Carolina, and that the Alternative Terms are a disfavored alternative to be considered only if the Merger is disapproved. South Carolina Electric & Gas Company will not otherwise advocate for any other terms for NND cost recovery differing from those identified in Paragraphs (2) and (3) above (without prior consent of Parent), unless and until the Merger Agreement is terminated.

EXHIBIT A

DEFINITIONS

(a) The following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of the Company’s information that are not materially less favorable to those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any bona fide proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to (i) any acquisition or purchase directly or indirectly, in a single transaction or series of transactions, of a business that constitutes more than 15% of the net revenues, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, or more than 15% of the total voting power of the equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 15% of the total voting power of the equity securities of the Company or (iii) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving directly or indirectly, in a single transaction or series of transactions, the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes more than 15% of the net revenues, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Atomic Energy Act” means the Atomic Energy Act of 1954, as amended.

“Average Price” means the volume-weighted average price, rounded to four decimal places, of Parent Shares for the ten (10) consecutive trading days ending on and including the second (2nd) trading day prior to the Effective Time.

“BLRA” means the South Carolina Base Load Review Act of 2007 as amended, S.C. Code Ann. § 58-33-210 et seq.

“Burdensome Condition” shall mean any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Remedial Action) that, in the aggregate, would have or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole; provided, however, that, for this purpose, Parent and its Subsidiaries, and after giving effect to the Merger, Parent and its Subsidiaries, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company and its Subsidiaries, taken as a whole as of immediately prior to the Effective Time; and provided, further, that any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions relating to implementing, or otherwise arising or resulting from or imposed by, the Social Commitments, or any relief or other matters contemplated by the SCPSC Petition or the SCPSC Petition Approval, shall not constitute or be taken into account in determining whether there has been or is such a material adverse effect.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized to be closed.

“Byproduct Material” means any radioactive material (except Special Nuclear Material) yielded in, or made radioactive by, exposure to radiation in the process of producing or utilizing Special Nuclear Material.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means, with respect to the Company, any other Person that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Benefit Plan” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Equity Award Plans), (iii) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, Contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Commonly Controlled Entity or with respect to which the Company or any Commonly Controlled Entity had or has any present or future liability, in any case other than any (A) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) plan, program, policy or arrangement mandated by applicable Law.

“Company Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by the Company to Parent and Merger Sub.

“Company Equity Award Plans” means the 2015 Long-Term Equity Compensation Plan, the 2000 Long-Term Equity Compensation Plan, and the Director Compensation and Deferral Plan, each as amended and restated from time to time.

“Company Material Adverse Effect” means any Change that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall, either alone or in combination, constitute or contribute to a Company Material Adverse Effect: (i) Changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) Changes that affect any of the industries in which the Company or any of its Subsidiaries operate, (iii) Changes in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any Change in the stock price, trading volume or credit rating of the Company or any of its Subsidiaries or any failure by the Company to meet published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the Changes underlying any such Change or failure described in this clause (iv) to the extent not otherwise excluded from the definition of a “Company Material Adverse Effect” may be considered in determining whether there has been a Company Material Adverse Effect), (v) Changes in Law, legislative or political conditions or policy or practices of any Governmental Entity (other than SC Law Changes), (vi) Changes in applicable accounting regulations or principles or interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Merger or the other transactions contemplated by this Agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of the Company and its Subsidiaries, (ix) actions taken or requirements imposed by any Governmental Entities, in connection with obtaining the Regulatory Clearances or the SCPSC Petition Approval, (x) any Shareholder Litigation or Changes with respect thereto and (xi) any Proceedings, claims, investigations or inquiries set forth in Section 3.01(g) of the Company Disclosure Letter (other than with respect to SC Law Changes) or any Changes with respect thereto, provided, further, that any Change set forth in the foregoing clauses (i), (ii), (iii), (v) or (vi), to the extent not otherwise excluded hereunder, may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent that such Change has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the relevant business affected by such Change.

“Company Material Contract” means any Contract (i) required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, (ii) that provides for Indebtedness of the Company or any of its Subsidiaries of more than $50,000,000, (iii) that resulted in expenditures, receipts, liabilities, or payments by the Company or any of its Subsidiaries of more than $80,000,000 in the 2016 fiscal year or 2017 fiscal year or (iv) that requires the Company or any of its Subsidiaries to incur Indebtedness or liabilities, or to make payments or expenditures, of more than $80,000,000 in any one future fiscal year, in the case of the foregoing clauses (ii) and (iii), excluding (A) any Contracts that can be terminated for convenience on less than ninety (90) days’ notice without material payment or penalty and (B) any Contracts for the supply of natural gas capacity or commodity.

“Company Share” means a share of common stock, without par value, of the Company.

“Consent” means any consent, clearance, approval, Order, authorization, waiver, license, notice filing, action or non-action.

“Contract” means a contract, purchase order, license, sublicense, lease, sublease, option, warrant, guaranty, indenture, note, bond, mortgage or other legally binding agreement or instrument, whether written or unwritten.

“control” (including in the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Data Privacy Legal Requirements” mean (i) all applicable requirements imposed by applicable Laws relating to (A) the security or privacy of information systems, networks, or data; (B) the use, collection, recording, storing, altering, retrieving, transferring, disclosing (whether authorized or unauthorized) or otherwise processing of data owned or used by the Company or its Subsidiaries; (C) the unauthorized access, acquisition, use, modification, disclosure or misuse of data; (D) the notification to affected parties, regulators, or credit reporting agencies as a result of any breach of systems, networks or data; or (E) any other cybersecurity or data privacy incident requiring reporting outside of the Company; (ii) all contractual standards, rules and requirements that the Company or any of its Subsidiaries is or has been contractually obligated to comply with; and (iii) each published external or internal, past or present Company privacy policy or security policy applicable to any information systems, networks, or data, including personal data and any published policy of the Company or its Subsidiaries relating to: (A) the privacy of any Person, (B) financial records or information pertaining to any Person, (C) the collection, storage, disclosure, transfer, disposal, other processing or security of any personal data, or (D) personally identifying information, sensitive customer information, financial records, security records and associated information, about Persons.

“Director Compensation and Deferral Plan” means the Company Director Compensation and Deferral Plan.

“Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, sediment, flora and fauna, or, as it relates to the exposure to hazardous, deleterious or toxic materials, human health or safety.

“Equity Award Consideration” means an amount in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the Average Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Deferred Compensation Plan” means the Company Executive Deferred Compensation Plan.

“Governmental Entity” means any federal, state, local, or non-United States government, any court or tribunal of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental or quasi-governmental agency, commission, branch or authority or other governmental entity or body (it being understood and agreed that no reference to “Governmental Entity” in this Agreement shall be deemed to include Santee Cooper in its capacity as a commercial counterparty of the Company in connection with the NND Project or otherwise).

“Hazardous Materials” means any substance, waste or material defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, High-Level Waste, Spent Nuclear Fuel, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

“High-Level Waste” means (i) irradiated nuclear reactor fuel, (ii) liquid wastes resulting from the operation of the first cycle solvent extraction system, or its equivalent, and the concentrated wastes from subsequent extraction cycles, or their equivalent, in a facility for reprocessing irradiated reactor fuel and (iii) solids into which such liquid wastes have been converted.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all intellectual property and proprietary rights, and applications with respect thereto, including (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, in each case, to the extent that it qualifies as a trade secret under applicable Law and (v) all other intellectual property rights recognized by applicable Law.

“Intervening Event” means any material event, development or change in circumstances that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, that first becomes known to the Company Board or any of the Persons set forth in Section 8.06 of the Company Disclosure Letter or their successors after the date of this Agreement but before the Company Requisite Vote is obtained, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of this Agreement or which would not reasonably be expected to have become known after reasonable investigation or inquiry as of or prior to the date of this Agreement; provided, however, that in no event will (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any action taken by the parties pursuant to or in compliance with this Agreement, including any action taken in connection with seeking any Regulatory Clearances, (iii) any changes in Law or the settlement of any lawsuits, investigations, inquiries or Proceedings, (iv) changes in the market price or trading volume of the Company Shares or Parent Shares, or the Company or Parent or any their respective Subsidiaries meeting or exceeding internal or published projections, forecasts or revenue or earnings predictions for any period, (v) changes in the energy markets or industry or to rates, or (vi) any event, development or change relating solely to Parent or its Affiliates, in each case, constitute an “Intervening Event” or be taken into account in determining whether an Intervening Event has occurred or would reasonably be expected to result.

“IT Systems” means all computer systems, computer programs, networks, hardware, software, software engines, electronic databases and websites used to process, store, maintain and operate data, information and control systems owned, used or provided by the Company.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of any of the Persons set forth in Section 8.06 of the Company Disclosure Letter and their successors and (ii) with respect to Parent or Merger Sub, the actual knowledge, after reasonable inquiry, of any of the Persons set forth in Section 8.06 of the Parent Disclosure Letter and their successors.

“Law” means any federal, state, local or non-United States law, statute, regulation, rule, ordinance, Order or decree of any Governmental Entity.

“Low-Level Waste” means radioactive material that (i) is not High-Level Waste, Mixed Waste, Spent Nuclear Fuel or Byproduct Material as defined in section 11e.(2) of the Atomic Energy Act, and (ii) the NRC classifies as low-level radioactive waste.

“Mixed Waste” means waste that (i) contains both a hazardous waste component regulated under the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.) and a radioactive component of Source Material, Byproduct Material or Special Nuclear Material and (ii) the NRC classifies as mixed waste or that constitutes “mixed waste” as defined in 42 U.S.C. § 6903(41).

“NND Project” means the New Nuclear Development Project under which the Company and Santee Cooper undertook to construct two Westinghouse AP1000 Advanced Passive Safety nuclear units in Jenkinsville, South Carolina.

“Nuclear Material” means Source Material, Special Nuclear Material, Low-Level Waste, High-Level Waste, the radioactive component of Mixed Waste, Byproduct Material and Spent Nuclear Fuel.

“NYSE” means the New York Stock Exchange.

“Parent Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by Parent to the Company.

“Parent Material Adverse Effect” means any Change that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall, either alone or in combination, constitute or contribute to a Parent Material Adverse Effect: (i) Changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) Changes that affect any of the industries in which Parent or any of its Subsidiaries operate, (iii) Changes in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any Change in the stock price, trading volume or credit rating of Parent or any of its Subsidiaries or any failure by Parent to meet published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the Changes underlying any such Change or failure described in this clause (iv) to the extent not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be considered in determining whether there has been a Parent Material Adverse Effect), (v) Changes in Law, legislative or political conditions or policy or practices of any Governmental Entity (other than SC Law Changes), (vi) Changes in applicable accounting regulations or principles or interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Merger or the other transactions contemplated by this Agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of Parent and its Subsidiaries, (ix) actions taken or requirements imposed by any Governmental Entities, in connection with obtaining the Regulatory Clearances or the SCPSC Petition Approval,

(x) any Shareholder Litigation or any Changes with respect thereto, and (xi) any Proceedings, claims, investigations or inquiries set forth in Section 3.02(g) of the Parent Disclosure Letter or any Changes with respect thereto, provided, further, that any Change set forth in the foregoing clauses (i), (ii), (iii), (v) or (vi), to the extent not otherwise excluded hereunder, may be taken into account in determining whether a Parent Material Adverse Effect has occurred solely to the extent that such Change has a materially disproportionate adverse effect on the Parent and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the relevant business affected by such Change.

“Parent Severance Program” means the severance program sponsored by Parent and described in the summary plan description attached as Section 5.06 of the Parent Disclosure Letter.

“Parent Share” means a share of common stock, without par value, of Parent.

“Parent Significant Subsidiaries” means the significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) of Parent, excluding, if otherwise included, Dominion Energy Midstream Partners LP.

“Permitted Liens” means, with respect to any Person, (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of such Person and its Subsidiaries as currently conducted, (ii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of such Person and its Subsidiaries, taken as a whole, (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty, (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of such Person and its Subsidiaries, (vi) Liens not created by such Person or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property, (vii) Liens that are disclosed on the most recent consolidated balance sheet of such Person included in its SEC Reports or notes thereto or securing liabilities reflected on such balance sheet, (viii) Liens arising under or pursuant to the organizational documents of such Person or any of its Subsidiaries, (ix) grants to others of rights-of-way, surface leases or crossing rights and amendments, modifications, and releases of rights-of-way, surface leases or crossing rights in the ordinary course of business, (x) with respect to rights-of-way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which such Person or any of its Subsidiaries otherwise has access, between the parties thereto, (xi) Liens which an accurate up-to-date survey would show, (xii) Liens resulting from any facts or circumstances relating to, if such Person is the Company, Parent, Merger Sub or any of their Affiliates or, if such Person is Parent or Merger Sub, the Company or any of its Affiliates and (xiii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as currently operated.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Santee Cooper” means the South Carolina Public Service Authority, a body corporate and politic and agency of the State of South Carolina established under Chapter 31 of Title 58 of the Code of Laws of South Carolina, Annotated, as amended from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SCBCA” means the South Carolina Business Corporation Act of 1988, as amended.

“SCORS” means the South Carolina Office of Regulatory Staff, the administrative and regulatory body established under Title 58, Chapter 4 of the Code of Laws of South Carolina, Annotated, as amended from time to time.

“SCPSC” means the South Carolina Public Service Commission, the regulatory commission established under Title 58, Chapter 3 of the Code of Laws of South Carolina, Annotated, as amended from time to time.

“SCPSC Petition” means a petition to be filed jointly by the Company and Parent with the SCPSC for approval of the Merger and for approval of terms for cost recovery and other regulatory matters with respect to the NND Project, including the key terms summarized in Appendix A attached to this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all forms, statements, certifications, reports and other documents a Person is required or otherwise obligated to file or furnish with the SEC, including (i) those filed or furnished subsequent to the date of this Agreement and (ii) all exhibits and other information incorporated therein and all amendments and supplements thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Social Commitments” means the undertakings, terms, conditions, liabilities, obligations, commitments and sanctions set forth in Section 5.16.

“Source Material” means (i) uranium or thorium, or any combination thereof, in any physical or chemical form or (ii) ores that contain by weight one-twentieth of one percent (0.05%) or more of (A) uranium, (B) thorium or (C) any combination thereof.

“South Carolina Public Utility Laws” means the Laws of the State of South Carolina governing public utilities as contained in Title 58 of the Code of Laws of South Carolina, Annotated, as they may be amended from time, including the BLRA, the Laws providing for the organization, powers and terms of officials and members of the SCPSC and the SCORS, and the Laws providing for the establishment, review and adjustment of retail electric and natural gas rates and terms of conditions of service, as found in Title 58 of the Code of Laws of South Carolina, Annotated, in each case, as they may be amended from time to time.

“Special Nuclear Material” means plutonium, uranium-233, uranium enriched in the isotope-233 or in the isotope-235, and any other material that the NRC determines to be “Special Nuclear Material.” Special Nuclear Material also refers to any material artificially enriched by any of the foregoing materials or isotopes. Special Nuclear Material does not include Source Material.

“Spent Nuclear Fuel” means fuel that has been withdrawn from a nuclear reactor following irradiation, and has not been chemically separated into its constituent elements by reprocessing. Spent Nuclear Fuel includes Special Nuclear Material, Byproduct Material, Source Material and other radioactive materials associated with nuclear fuel assemblies.

“Subsidiary” means, with respect to any Person, (i) any other Person (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of stock or other equity interests entitled to vote in the election of directors, managers or trustees is at the time of determination owned or controlled, directly or indirectly, by such first Person and (ii) any partnership, joint venture or limited liability company of which (A) 50% or more of the capital accounts, distribution rights, total equity or voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person, whether in the form of membership, general, special or limited partnership interests or otherwise or (B) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal relating to any direct or indirect acquisition or purchase of (i) assets that generate more than 50% of the consolidated total revenues or operating income of the Company and its Subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated total assets of the Company and its Subsidiaries, taken as a whole or (iii) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel is more favorable to the Company’s shareholders than the Merger, taking into account the Person making the Acquisition Proposal and all legal, financial and regulatory aspects of the Acquisition Proposal (including the likelihood that such Acquisition Proposal would be consummated in accordance with its terms) and all other relevant circumstances.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or any other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all forms of taxes or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, including charges, together with any related interest, penalties and other additional amounts.

“Willful Breach” means, with respect to any breach or failure to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement. For the avoidance of doubt, the failure of a party hereto to consummate the Closing when required pursuant to Section 1.02, or, on the Closing Date, cause the Effective Time to occur pursuant to Section 1.03, shall be a Willful Breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	4.02(e)
Applicable Company SEC Reports	3.01(e)(i)
Applicable Parent SEC Reports	3.02(e)(i)
Articles of Merger	1.03
Book-Entry Share	2.01(a)
Cancelled Shares	2.01(b)
Certificate	2.01(a)
Changes	3.01(f)(i)
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Adverse Recommendation Change	4.02(e)
Company Articles of Incorporation	3.01(a)
Company Board	Recitals
Company Board Recommendation	3.01(d)(i)
Company Bylaws	3.01(a)
Company Deferred Unit	2.02(c)
Company Employees	5.06(c)
Company Leased Real Property	3.01(o)(i)
Company Non-Union Employees	5.06(a)
Company Organizational Documents	3.01(a)
Company Owned Real Property	3.01(o)(ii)

Term	Section
Company Performance Share Award	2.02(a)
Company Real Property Lease	3.01(o)(i)
Company Regulatory Clearances	3.01(d)(iii)
Company Requisite Vote	3.01(r)
Company RSU	2.02(b)
Company Termination Fee	7.02(b)
Confidentiality Agreement	5.03(b)
Continuation Period	5.06(a)
Costs	5.08(a)
D&O Insurance	5.08(c)
DOE	3.01(q)(i)
DOT	3.01(q)(i)
Effective Time	1.03
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
Existing Loan Consent	5.09(d)
Existing Loan Lenders	5.09(d)
Existing Loan Notice	5.09(d)
FCC	3.01(d)(iii)
FERC	3.01(d)(iii)
Form S-4	3.01(v)
GAAP	3.01(e)(ii)
GPSC	3.01(d)(iii)
Indebtedness	4.01(a)(viii)
Indemnified Parties	5.08(a)
Intended Tax Treatment	Recitals
Liens	3.01(b)
Maximum Annual Premium	5.08(c)
Merger	Recitals
Merger Sub	Preamble
Merger Consideration	2.01(a)
NCUC	3.01(d)(iii)
NERC	3.01(q)(i)
NND Project Litigation	4.01(a)(ix)
Notice of Recommendation Change	4.02(f)
NRC	3.01(d)(iii)
Nuclear Litigation	5.02(h)
Orders	6.01(b)
Parent	Preamble
Parent Organizational Documents	3.02(a)
Parent Preferred Stock	3.02(c)(i)
Parent Regulatory Clearances	3.02(d)(iii)
Parent Termination Fee	7.02(c)
PBGC	3.01(k)(iv)
Permits	3.01(i)
PHMSA	3.01(q)(i)
Proceeding	3.01(g)
Proxy Statement/Prospectus	5.01(a)
Qualified Plan	3.01(k)(ii)
Regulatory Clearances	3.02(d)(iii)
Regulatory Conditions	6.01(c)

Term	Section
Remedial Action	5.02(e)
Reporting Company	3.01
Representatives	4.02(a)
Rights-of-Way	3.01(o)(iii)
SC Law Changes	6.02(h)
SCPSC Petition Approval	6.01(d)
Shareholder Litigation	5.17
Shareholders Meeting	5.01(f)
Summer Station	3.01(q)(iii)
Surviving Corporation	1.01
Takeover Statutes	3.01(u)
Termination Date	7.01(b)(i)
Voting Company Debt	3.01(c)(ii)
Voting Parent Debt	3.02(c)(ii)

Annex B

[Morgan Stanley letterhead]

January 2, 2018

Board of Directors

SCANA Corporation

100 SCANA Parkway

Cayce, SC 29033

Members of the Board:

We understand that SCANA Corporation (“SCANA” or the “Company”), Dominion Energy, Inc. (the “Parent”) and Sedona Corp., a wholly owned subsidiary of the Parent (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, dated as of January 2, 2018 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of common stock, without par value, of the Company (the “Company Common Stock”), other than each share held by the Parent, Acquisition Sub or any other wholly owned subsidiary of the Parent and each share held by the Company or any wholly owned subsidiary of the Company (collectively, the “Excluded Shares”), will be converted into the right to receive 0.6690 shares (the “Merger Consideration,” as such term is defined in the Merger Agreement) of common stock, without par value, of the Parent (the “Parent Common Stock”), subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Parent, respectively;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Parent with senior executives of the Parent;

6)	Reviewed the pro forma impact of the Merger on the Parent’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

7)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

8)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

11)	Reviewed the Merger Agreement and certain related documents; and

12)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Parent of the future financial performance of the Company and the Parent. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. We have relied upon, without independent verification, the assessment by the management of the Company of: (i) the timing and risks associated with the integration of the Company and the Parent; and (ii) their ability to retain key employees of the Company and the Parent, respectively. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger (but we have assumed, without independent verification, the reasonableness of those delays, limitations, conditions and restrictions contained in the financial projections prepared by the managements of the Company and of the Parent). We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. For purposes of our analysis we have not made any assessment of the status of outstanding litigation or regulatory proceedings involving the Company and have excluded the effects of any such litigation or proceedings in our analysis, other than those effects included in the financial projections prepared by the managements of the Company and Parent, upon which we have relied without independent verification. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company. At the direction of the management and the Board of Directors of the Company, we did not negotiate with anyone other than the Parent.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we and our affiliates have provided financing services to the Parent and have received fees for such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the benefit and use of the senior management and the Board of Directors of the Company and, subject to the terms of the engagement letter, dated October 18, 2017, between the Company and Morgan Stanley, may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Proxy Statement/Prospectus (as such term is defined in the Merger Agreement) to be filed with the Securities and Exchange Commission in connection with this transaction. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO., LLC

By:	/s/ R. Todd Giardinelli
R. Todd Giardinelli
Managing Director

Annex C

Opinion of RBC Capital Markets, LLC

January 2, 2018

The Board of Directors

SCANA Corporation

100 SCANA Parkway

Cayce, South Carolina 29033

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of SCANA Corporation, a South Carolina corporation (“SCANA”), of the Merger Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among SCANA, Dominion Energy, Inc., a Virginia corporation (“Dominion Energy”), and Sedona Corp., a South Carolina corporation and wholly-owned subsidiary of Dominion Energy (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into SCANA (the “Merger”) pursuant to which each outstanding share of the common stock, no par value per share, of SCANA (“SCANA Common Stock”) will be converted into the right to receive 0.6690 of a share of the common stock, no par value per share, of Dominion Energy (“Dominion Energy Common Stock” and the implied per share value payable in the Merger utilizing such exchange ratio, the “Merger Consideration”). The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates may act as a market maker and broker in the publicly traded securities of SCANA, Dominion Energy and/or other entities involved in the Merger or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of SCANA, Dominion Energy and/or other entities involved in the Merger or their respective affiliates for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities. We are acting as financial advisor to SCANA in connection with the Merger and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion, a portion is payable upon receipt of approval of the Merger by holders of SCANA Common Stock and the principal portion is contingent upon consummation of the Merger. We also may be entitled to an additional fee payable, at SCANA’s discretion, upon consummation of the Merger. In addition, SCANA has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, RBCCM and certain of our affiliates in the past have provided, currently are providing and in the future may provide investment banking and commercial banking services to SCANA and/or its affiliates unrelated to the Merger, for which services RBCCM and our affiliates have received and expect to receive customary compensation, including, during the past two years, having acted or acting as a lender under certain credit facilities of SCANA. As you also are aware, RBCCM and certain of our affiliates in the past have provided, currently are providing and in the future may provide investment banking and commercial banking services to Dominion Energy and/or its affiliates, for which services RBCCM and its affiliates have received or expect to receive customary compensation, including, during the past two years, having acted or acting as (i) joint lead manager or joint book-running manager for certain debt and equity offerings of Dominion Energy and certain of its affiliates in 2016 and 2017, and (ii) joint lead arranger for, and as a lender under, certain bridge and other credit facilities of Dominion Energy and certain of its affiliates.

The Board of Directors

SCANA Corporation

January 2, 2018

For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:

(i)	we reviewed the financial terms of a draft, dated January 2, 2018, of the Merger Agreement;

(ii)	we reviewed certain publicly available financial and other information, and certain historical operating data, relating to SCANA and Dominion Energy made available to us from published sources and internal records of SCANA and Dominion Energy, respectively;

(iii)	we reviewed certain financial projections and other estimates and data (including as to certain tax attributes) relating to SCANA prepared by the management of SCANA based on alternative regulatory settlement cases, and we reviewed certain financial projections and other estimates and data relating to Dominion Energy prepared by the management of Dominion Energy, which projections and other estimates and data we were directed by SCANA to utilize for purposes of our analyses and opinion;

(iv)	we conducted discussions with members of the senior managements of SCANA and Dominion Energy with respect to the respective businesses, prospects and financial outlook of SCANA and Dominion Energy;

(v)	we reviewed the reported prices and trading activity for shares of SCANA Common Stock and Dominion Energy Common Stock;

(vi)	we compared certain financial metrics of SCANA and Dominion Energy with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating SCANA and Dominion Energy, respectively;

(vii)	we reviewed certain potential pro forma financial effects of the Merger on Dominion Energy; and

(viii)	we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of SCANA or Dominion Energy (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of SCANA and Dominion Energy that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We also have assumed that the financial projections and other estimates and data (including potential tax attributes relating to SCANA) that we were directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of SCANA and Dominion Energy, as the case may be, as to the future financial performance of, and are a reasonable basis upon which to evaluate, SCANA under the alternative regulatory settlement cases reflected therein, Dominion Energy, the potential pro forma effects of the Merger and the other matters covered thereby. We express no opinion as to any such financial projections and other estimates and data or the assumptions upon which they are based. We have relied upon the assessments of the managements of SCANA and Dominion Energy as to, among other things, (i) the potential impact on SCANA and Dominion Energy of market, competitive, seasonal, and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the utility, power and energy industries and the sectors of such industries and geographic regions in which SCANA and Dominion Energy operate (including, without limitation, with respect to future commodity prices and availability, which are subject to significant volatility, existing, planned and/or abandoned infrastructure and other capital projects, including the construction and abandonment of SCANA’s new nuclear project in Jenkinsville, South Carolina, and pending and future rate cases, cost recovery and other regulatory proceedings and determinations) and assumptions of the managements of SCANA and Dominion Energy, respectively, as to

The Board of Directors

SCANA Corporation

January 2, 2018

such matters which, if different than as provided to us, could have a meaningful impact on our analyses or opinion, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers, contractors and subcontractors and other commercial relationships of SCANA and Dominion Energy, and (iii) the ability to integrate the operations of SCANA and Dominion Energy. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on SCANA, Dominion Energy or the Merger or that otherwise would be meaningful in any respect to our analyses or opinion.

In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to SCANA, Dominion Energy or any other entity and we have not been furnished with any such valuations or appraisals. We express no view or opinion as to the potential impact on SCANA, Dominion Energy or any other entity of any pending or potential litigation, claims or governmental, regulatory or other proceedings or investigations. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of SCANA, Dominion Energy or any other entity. We have not evaluated the solvency or fair value of SCANA, Dominion Energy or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on SCANA, Dominion Energy or the Merger or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and otherwise qualify for the intended tax treatment contemplated by the Merger Agreement. In addition, we have assumed that the final executed Merger Agreement will not differ, in any respect meaningful to our analyses or opinion, from the draft that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken and have no obligation to reaffirm, revise or update this opinion or otherwise comment upon events occurring after the date hereof with respect to this opinion. We are not expressing any opinion as to the actual value of Dominion Energy Common Stock when issued in connection with the Merger or the price or range of prices at which SCANA Common Stock, Dominion Energy Common Stock or any other securities of SCANA or Dominion Energy may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger. As you are aware, the credit, financial and stock markets, and the industries in which SCANA and Dominion Energy operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on SCANA or Dominion Energy (or their respective businesses) or the Merger.

The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of SCANA (in its capacity as such) in connection with its evaluation of the Merger. We express no opinion and make no recommendation to any shareholder as to how such shareholder should vote or act with respect to the Merger or any proposal to be voted upon in connection with the Merger or otherwise.

The Board of Directors

SCANA Corporation

January 2, 2018

Our opinion addresses the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of SCANA held by such holders. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Merger or the Merger Agreement, including, without limitation, the form or structure of the Merger, or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Our opinion also does not address the underlying business decision of SCANA to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction that may be available to SCANA or in which SCANA might engage. We do not express any opinion or view with respect to, and we have relied upon the assessments of SCANA and its representatives regarding, legal, regulatory, tax, accounting and similar matters (including changes resulting from, and the impact of, the recent U.S. tax reform), as to which we understand that SCANA has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Merger Consideration or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on SCANA’s behalf with respect to the acquisition of all or a part of SCANA.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of SCANA Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RBC CAPITAL MARKETS, LLC

Annex D

FINANCIAL PRESENTATION

PURSUANT TO SECTION 33-11-103

OF THE CODE OF LAWS OF SOUTH CAROLINA

EXPLANATORY NOTE

Section 33-11-103 of the Code of Laws of South Carolina, 1976, as amended, requires that the notice of the meeting of shareholders at which a plan of merger will be voted upon be accompanied by balance sheets for each corporation participating in the merger as of the close of the preceding two fiscal years as well as income statements for each participating corporation for each of the preceding three fiscal years. The balance sheets and income statements of Dominion Energy, Inc., SCANA Corporation and Sedona Corp. described in the following table of contents are presented in this Annex D solely to satisfy the requirements of Section 33-11-103, and not for any other purpose. Although the consolidated financial statements presented in this Annex D are, in the case of Dominion Energy, Inc. and SCANA Corporation, derived from the historical audited consolidated financial statements of those corporations, respectively, they do not contain all of the information or disclosure (including, without limitation, required note disclosure) required for audited financial statements under United States Generally Accepted Accounting Principles or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, including, without limitation, Regulation S-X promulgated thereunder, and are, therefore, presented as unaudited financial information of Dominion Energy, Inc. and SCANA Corporation, respectively. Readers are cautioned that this Annex D should be read in conjunction with the audited consolidated financial statements of Dominion Energy, Inc. and SCANA Corporation, respectively, and the footnotes to such audited consolidated financial statements, contained in the reports that Dominion Energy, Inc. and SCANA Corporation have previously filed with the Securities and Exchange Commission as set forth in the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus and incorporated by reference in this proxy statement/prospectus.

1	Sedona Corp. was incorporated in the State of South Carolina on December 29, 2017. During the year ended December 31, 2017, there were no transactions involving Sedona Corp. other than the initial contribution from its parent company, Dominion Energy, Inc., and Sedona Corp. had no revenue, expense or income; therefore, an income statement is not presented.

Dominion Energy, Inc.

Consolidated Balance Sheets

	2017	2016
At December 31,
(millions)
ASSETS
Current Assets
Cash and cash equivalents	$120	$261
Customer receivables (less allowance for doubtful accounts of $17 and $18)	1,660	1,523
Other receivables (less allowance for doubtful accounts of $2 at both dates)	126	183
Inventories
Materials and supplies	1,049	1,087
Fossil fuel	328	341
Gas Stored	100	96
Prepayments	260	194
Regulatory assets	294	244
Other	397	319

Total current assets	4,334	4,248

Investments
Nuclear decommissioning trust funds	5,093	4,484
Investment in equity method affiliates	1,544	1,561
Other	327	298

Total investments	6,964	6,343

Property, Plant and Equipment
Property, plant and equipment	74,823	69,556
Accumulated depreciation, depletion and amortization	(21,065)	(19,592)

Total property, plant and equipment, net	53,758	49,964

Deferred Charges and Other Assets
Goodwill	6,405	6,399
Pension and other postretirement benefit assets	1,378	1,078
Intangible assets, net	685	618
Regulatory assets	2,480	2,473
Other	581	487

Total deferred charges and other assets	11,529	11,055

Total assets	$76,585	$71,610

Dominion Energy, Inc.

Consolidated Balance Sheets (continued)

	2017	2016
At December 31,
(millions)
LIABILITIES AND EQUITY
Current Liabilities
Securities due within one year	$3,078	$1,709
Short-term debt	3,298	3,155
Accounts payable	875	1,000
Accrued interest, payroll and taxes	848	798
Other	1,537	1,453

Total current liabilities	9,636	8,115

Long-Term Debt
Long-term debt	25,588	24,878
Junior subordinated notes	3,981	2,980
Remarketable subordinated notes	1,379	2,373

Total long-term debt	30,948	30,231

Deferred Credits and Other Liabilities
Deferred income taxes and investment tax credits	4,523	8,602
Regulatory liabilities	6,916	2,622
Asset retirement obligations	2,169	2,236
Pension and other postretirement benefit liability	2,160	2,112
Other	863	852

Total deferred credits and other liabilities	16,631	16,424

Total liabilities	57,215	54,770

Commitments and Contingencies (see Note 22)
Equity
Common stock–no par(1)	9,865	8,550
Retained earnings	7,936	6,854
Accumulated other comprehensive loss	(659)	(799)

Total common shareholders’ equity	17,142	14,605

Noncontrolling interests	2,228	2,235

Total equity	19,370	16,840

Total liabilities and equity	$76,585	$71,610

(1)	1 billion shares authorized; 645 million shares and 628 million shares outstanding at December 31, 2017 and 2016, respectively.

Dominion Energy, Inc.

Consolidated Statements of Income

	2017	2016	2015
Year Ended December 31,
(millions, except per share amounts)
Operating Revenue	$12,586	$11,737	$11,683

Operating Expenses
Electric fuel and other energy-related purchases	2,301	2,333	2,725
Purchased electric capacity	6	99	330
Purchased gas	701	459	551
Other operations and maintenance	3,068	3,243	2,711
Depreciation, depletion and amortization	1,905	1,559	1,395
Other taxes	668	596	551

Total operating expenses	8,649	8,289	8,263

Income from operations	3,937	3,448	3,420

Other income	358	429	312
Interest and related charges	1,205	1,010	904

Income from operations including noncontrolling interests before income tax expense (benefit)	3,090	2,867	2,828
Income tax expense (benefit)	(30)	655	905

Net Income Including Noncontrolling Interests	3,120	2,212	1,923
Noncontrolling Interests	121	89	24

Net Income Attributable to Dominion Energy	2,999	2,123	1,899

Earnings Per Common Share
Net income attributable to Dominion Energy—Basic	$4.72	$3.44	$3.21
Net income attributable to Dominion Energy—Diluted	$4.72	$3.44	$3.20

Dividends Declared Per Common Share	$3.035	$2.80	$2.59

SCANA Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, (Millions of dollars)	2017	2016
Assets
Utility Plant In Service	$14,370	$13,444
Accumulated Depreciation and Amortization	(4,611)	(4,446)
Construction Work in Progress	471	4,845
Nuclear Fuel, Net of Accumulated Amortization	208	271
Goodwill	210	210

Utility Plant, Net	10,648	14,324

Nonutility Property and Investments:
Nonutility property, net of accumulated depreciation of $133 and $138	270	276
Assets held in trust, net-nuclear decommissioning	136	123
Other investments	68	76

Nonutility Property and Investments, Net	474	475

Current Assets:
Cash and cash equivalents	409	208
Receivables:
Customer, net of allowance for uncollectible accounts of $6 and $6	665	616
Income taxes	198	142
Other	105	127
Inventories:
Fuel	143	136
Materials and supplies	161	155
Prepayments	99	105
Other current assets	17	17
Derivative financial instruments	54	—

Total Current Assets	1,851	1,506

Deferred Debits and Other Assets:
Regulatory assets	5,580	2,130
Other	186	272

Total Deferred Debits and Other Assets	5,766	2,402

Total	$18,739	$18,707

SCANA Corporation and Subsidiaries

Consolidated Balance Sheets (continued)

December 31, (Millions of dollars)	2017	2016
Capitalization and Liabilities
Common Stock - no par value, 143 million shares outstanding for all periods presented	$2,390	$2,390
Retained Earnings	2,915	3,384
Accumulated Other Comprehensive Loss	(50)	(49)

Total Common Equity	5,255	5,725
Long-Term Debt, Net	5,906	6,473

Total Capitalization	11,161	12,198

Current Liabilities:
Short-term borrowings	350	941
Current portion of long-term debt	727	17
Accounts payable	438	404
Customer deposits and customer prepayments	112	168
Taxes accrued	214	201
Interest accrued	87	84
Dividends declared	86	80
Derivative financial instruments	6	35
Other	93	135

Total Current Liabilities	2,113	2,065

Deferred Credits and Other Liabilities:
Deferred income taxes, net	1,261	2,159
Asset retirement obligations	568	558
Pension and postretirement benefits	360	373
Unrecognized tax benefits	19	219
Regulatory liabilities	3,059	930
Other	198	205
Total Deferred Credits and Other Liabilities	5,465	4,444

Commitments and Contingencies	—	—

Total	$18,739	$18,707

SCANA Corporation and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, (Millions of dollars, except per share amounts)	2017	2016	2015
Operating Revenues:
Electric	$2,659	$2,614	$2,551
Gas-regulated	874	788	811
Gas-nonregulated	874	825	1,018

Total Operating Revenues	4,407	4,227	4,380

Operating Expenses:
Fuel used in electric generation	594	576	660
Purchased power	80	64	52
Gas purchased for resale	1,156	1,054	1,287
Other operation and maintenance	737	755	715
Impairment loss	1,118	—	—
Depreciation and amortization	382	371	358
Other taxes	264	254	234

Total Operating Expenses	4,331	3,074	3,306

Gain on sale of subsidiary, net of transaction costs	—	—	234

Operating Income	76	1,153	1,308

Other Income (Expense), net	56	55	42
Gain on sale of subsidiary, net of transaction costs	—	—	107
Interest charges, net of allowance for borrowed funds used during construction of $18, $19 and $15	(363)	(342)	(318)

Income (Loss) Before Income Tax Expense	(231)	866	1,139
Income Tax Expense (Benefit)	(112)	271	393

Net Income (Loss)	$(119)	$595	$746

Earnings (Loss) Per Share of Common Stock	$(0.83)	$4.16	$5.22
Weighted Average Common Shares Outstanding (millions)	143	143	143
Dividends Declared Per Share of Common Stock	$2.45	$2.30	$2.18

SEDONA CORP.

BALANCE SHEET

December 31, 2017
ASSETS
Total assets	$—

EQUITY
Common stock(1)	$1,000
Receivable from parent	(1,000)

Total liabilities and equity	$—

(1)	100 shares authorized and outstanding